As filed with the Securities and Exchange Commission on February 9, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

AMERICAN NATIONAL BANKSHARES INC.

(Exact name of registrant as specified in its charter)

Virginia	6021	54-1284688
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

628 Main Street

Danville, Virginia 24541

(434) 792-5111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles H. Majors

President and Chief Executive Officer

American National Bankshares Inc.

628 Main Street

Danville, Virginia 24541

(434) 792-5111

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies of all correspondence to:

George P. Whitley, Esq. Scott H. Richter, Esq. LeClairRyan, A Professional Corporation Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219 (804) 783-2003	William R. Lathan, Jr., Esq. Ward and Smith, P.A. 1001 College Court New Bern, North Carolina 28562 (252) 672-5458

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☑

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $1.00 par value	1,748,813	N/A	$34,499,309(2)	$4,005
Series A Noncumulative Perpetual Preferred Stock, $5.00 par value	5,000	N/A	4,819,000(3)	$560
TOTAL:	—	N/A	$39,318,309	$4,565

(1)	Represents the estimated maximum number of shares of common stock and Series A noncumulative perpetual preferred stock of American National Bankshares Inc. (“American”) to be issued pursuant to the Agreement and Plan of Reorganization, dated as of December 15, 2010, between American and MidCarolina Financial Corporation (“MidCarolina”), based upon (a) 4,927,929 shares of MidCarolina common stock outstanding on February 7, 2011, (b) 371,504 shares of MidCarolina common stock that may be issued pursuant to options outstanding on February 7, 2011 and (c) 5,000 shares of MidCarolina Series A noncumulative perpetual preferred stock outstanding on February 7, 2011.
(2)	Pursuant to Rule 457(f) under the Securities Act of 1933, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the aggregate market value of the estimated maximum number of shares of MidCarolina common stock to be received by American in the merger, based upon the average of the bid and asked prices of MidCarolina common stock on the OTC Bulletin Board on February 7, 2011 ($6.51).
(3)	Pursuant to Rule 457(f) under the Securities Act of 1933, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the aggregate book value of the estimated maximum number of shares of MidCarolina Series A noncumulative perpetual preferred stock to be received by American in the merger, as of September 30, 2010 ($4,819,000).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus does not constitute an offer to sell these securities, nor a solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED FEBRUARY 9, 2011

PROPOSED MERGER – YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

We are pleased to report that the board of directors of American National Bankshares Inc. has approved a strategic merger agreement pursuant to which American will acquire MidCarolina Financial Corporation. We are sending you this document to ask you, as an American shareholder, to vote in favor of certain merger-related matters.

After the merger, American will have assets of over $1.3 billion, a strong capital base and 24 banking offices with a significant presence in the south-central Virginia and north-central North Carolina markets. We believe the combined company will be well positioned to achieve strong financial performance and increase shareholder value through a balanced business mix, greater scale and enhanced efficiencies and competitiveness. In the proposed merger, MidCarolina will merge with and into a newly-formed subsidiary of American, and MidCarolina Bank, the wholly-owned subsidiary bank of MidCarolina, will merge with and into American National Bank and Trust Company, the wholly-owned subsidiary bank of American.

Upon completion of the proposed merger, we estimate that the current American shareholders will own approximately 79% of American common stock and the MidCarolina common shareholders will own approximately 21% of our common stock. In the merger, the MidCarolina common shareholders will receive 0.33 shares of American common stock for each share of MidCarolina common stock. In addition, each share of MidCarolina’s Series A noncumulative perpetual preferred stock will be converted into one share of American’s to-be-established Series A noncumulative perpetual preferred stock. American shareholders will continue to own their existing shares, which will not be affected by the merger.

Your vote is important. We are holding a special meeting of our shareholders to obtain approval of the issuance of up to approximately 1,750,000 shares of our common stock in the merger. We urge you to read carefully this entire proxy statement/prospectus, which includes important information about the merger. You should also carefully consider the information in the “Risk Factors” section beginning on page 25.

Whether or not you plan to attend the special meeting, it is important that your shares be represented at the meeting and your vote recorded. Please take the time to vote by completing and mailing the enclosed proxy card. Even if you return the proxy card, you may attend the special meeting and vote your shares in person.

The American board of directors unanimously recommends that you vote FOR the proposal to issue shares of American common stock to MidCarolina shareholders in the merger.

Thank you for your support.

Charles H. Majors President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated [•], 2011 and is first being mailed to American shareholders on or about [•], 2011.

PROPOSED MERGER – YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

The board of directors of MidCarolina Financial Corporation has unanimously approved a strategic merger that will combine MidCarolina Financial Corporation with American National Bankshares Inc. We are sending this document to holders of MidCarolina common stock and series A noncumulative perpetual preferred stock, and we are asking holders of MidCarolina common stock to vote in favor of the merger agreement at the special meeting of MidCarolina shareholders that has been called to vote on the merger.

In the merger, holders of MidCarolina common stock will receive 0.33 shares of American common stock for each share of MidCarolina common stock they own. In addition, holders of MidCarolina’s Series A noncumulative perpetual preferred stock will receive one share of American’s to-be-established Series A noncumulative perpetual preferred stock for each share of MidCarolina Series A preferred stock they own. Upon completion of the proposed merger, we estimate that the current MidCarolina common shareholders will own approximately 21% of American’s common stock.

The 0.33 common stock exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. American’s common stock trades on the NASDAQ Global Select Market under the symbol “AMNB.” MidCarolina’s common stock trades on the OTC Bulletin Board under the symbol “MCFI.” Based on the closing sale price for American common stock on December 15, 2010 ($23.80), the last trading day before public announcement of the merger, the 0.33 exchange ratio represented approximately $7.85 in value for each share of MidCarolina common stock. The closing sale price for MidCarolina common stock on the OTC Bulletin Board on December 15, 2010 was $2.85. The most recent reported closing sale price for American common stock on [•], 2011 was $[•].The most recent reported closing sale price for MidCarolina common stock on [•], 2011 was $[•]. We urge you to obtain current market quotations for the shares of American and MidCarolina.

Your vote is very important. We are holding a special meeting of our shareholders to obtain approval of the merger agreement. We urge you to read carefully this entire proxy statement/prospectus, which includes important information about the merger. You should also carefully consider the information in the “Risk Factors” section beginning on page 25.

Whether or not you plan to attend the special meeting, it is important that your shares be represented at the meeting and your vote recorded. Please take the time to vote by completing and mailing the enclosed proxy card. Even if you return the proxy card, you may attend the special meeting and vote your shares in person.

The MidCarolina board of directors unanimously recommends that you vote FOR approval of the merger agreement.

Thank you for your support.

Charles T. Canaday, Jr. President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated [•], 2011 and is first being mailed to MidCarolina shareholders on or about [•], 2011.

AMERICAN NATIONAL BANKSHARES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on [•], 2011

A special meeting of shareholders of American National Bankshares Inc. (“American”) will be held at the [•], located at the [•], Danville, Virginia, at [•]: [•] [•].m. local time, on [•], 2011 for the following purposes:

1.	To consider and vote on a proposal to approve the issuance of up to approximately 1,750,000 shares of American common stock to the shareholders of common stock of MidCarolina Financial Corporation (“MidCarolina”) in accordance with the Agreement and Plan of Reorganization, dated as of December 15, 2010, between American and MidCarolina, and a related Plan of Merger (together, the “merger agreement”), whereby MidCarolina will merge with and into a newly-formed subsidiary of American upon the terms and subject to the conditions set forth in the merger agreement, as more fully described in the accompanying proxy statement/prospectus. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus.

2.	To consider and vote on a proposal to adjourn or postpone the meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the issuance of shares of American common stock to the shareholders of common stock of MidCarolina.

3.	To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

All holders of record of American common stock at the close of business on [•], 2011, are entitled to notice of and to vote at the meeting and any adjournments thereof.

By Order of the Board of Directors,

William W. Traynham Senior Vice President, Chief Financial Officer and Corporate Secretary

[•], 2011

The American board of directors unanimously recommends that you vote “FOR” approval of the issuance of common stock to MidCarolina shareholders in the merger and “FOR” approval to adjourn or postpone the special meeting, if necessary.

Please promptly complete and return the enclosed proxy card, whether or not you plan to attend the special meeting. If you attend the meeting in person, you may withdraw your proxy card and vote your own shares.

MIDCAROLINA FINANCIAL CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on [•], 2011

A special meeting of shareholders of MidCarolina Financial Corporation (“MidCarolina”) will be held at the [•], located at the [•], Burlington, North Carolina, at [•]: [•] [•].m. local time, on [•], 2011 for the following purposes:

1.	To consider and vote on a proposal to approve the Agreement and Plan of Reorganization, dated as of December 15, 2010, between American National Bankshares Inc. (“American”) and MidCarolina, and a related Plan of Merger (together, the “merger agreement”), whereby MidCarolina will merge with and into a newly-formed subsidiary of American (the “merger”) upon the terms and subject to the conditions set forth in the merger agreement, as more fully described in the accompanying proxy statement/prospectus. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus.

2.	To consider and vote on a proposal to adjourn or postpone the meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the merger agreement.

3.	To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

All holders of record of MidCarolina common stock at the close of business on [•], 2011, are entitled to notice of and to vote at the meeting and any adjournments thereof. You may cast one vote for each share of MidCarolina common stock held on such date. Holders of MidCarolina’s Series A noncumulative perpetual preferred stock are not entitled to vote at the meeting.

By Order of the Board of Directors,

Charles T. Canaday, Jr. President and Chief Executive Officer

[•], 2011

The MidCarolina board of directors unanimously recommends that you vote “FOR” the approval of the merger agreement and “FOR” the approval to adjourn or postpone the MidCarolina special meeting, if necessary.

If the merger agreement is approved and the merger is completed, holders of both MidCarolina common stock and MidCarolina Series A preferred stock will have the right to dissent and demand payment of the fair value of their shares. Your right to dissent is conditioned on your strict compliance with the requirements of Article 13 of Chapter 55 of the North Carolina General Statutes. The full text of that statute is attached as Appendix D to the proxy statement/prospectus which accompanies this notice.

Please promptly complete and return the enclosed proxy card, whether or not you plan to attend the special meeting. If you attend the meeting in person, you may withdraw your proxy card and vote your own shares.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about American from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference, see “Where You Can Find More Information” on page 162. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this proxy statement/prospectus through the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, through the website of American at http://www.amnb.com or by requesting them in writing or by telephone at the contact information set forth below:

American National Bankshares Inc.

628 Main Street

Danville, Virginia 24541

Telephone: (434) 792-5111

Attention: Carolyn Compton

Assistant Corporate Secretary

Information contained on the website of American does not constitute part of this proxy statement/prospectus and is not incorporated into other filings that American makes with the SEC.

MidCarolina shareholders may also obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Morrow & Co., LLC, MidCarolina’s proxy solicitor, at the following address and telephone number:

470 West Avenue—3rd Floor

Stamford, CT 06902

1-800- [•]

To receive timely delivery of the documents in advance of the special meetings, please make your request no later than [•], 2011.

In this proxy statement/prospectus, American National Bankshares Inc. is referred to as “American,” the newly-formed subsidiary of American formed to facilitate the transaction, ANB Merger Subsidiary, Inc., is referred to as the “merger subsidiary,” American National Bank and Trust Company, the wholly-owned bank subsidiary of American, is referred to as “American National Bank” and MidCarolina Financial Corporation is referred to as “MidCarolina.” The merger of MidCarolina with and into the merger subsidiary is referred to as the “merger,” and the Agreement and Plan of Reorganization, dated as of December 15, 2010, between American National Bankshares Inc. and MidCarolina Financial Corporation, including the related Plan of Merger between MidCarolina and the merger subsidiary, is referred to collectively as the “merger agreement.” The special meeting of shareholders of American and the special meeting of shareholders of MidCarolina are sometimes referred to herein collectively as the “special meetings.”

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following questions and answers briefly address some commonly asked questions about the special meetings and the merger. They may not include all the information that is important to American and MidCarolina shareholders. We urge such shareholders to read carefully this entire proxy statement/prospectus, including the appendices and the other documents referred to herein.

Q:	What is the transaction?

A:	American and MidCarolina have entered into a merger agreement whereby MidCarolina will merge with and into a newly-formed merger subsidiary of American, and MidCarolina shareholders will receive American stock in exchange for their MidCarolina stock.

Q:	Why am I receiving these materials?

A:	We are sending you these materials to solicit your proxy and help you decide how to vote your shares of American common stock and MidCarolina common stock. These materials are intended to help American shareholders decide how to vote their shares with respect to the proposal to approve the issuance of common stock to MidCarolina shareholders in the merger and to help holders of MidCarolina common stock decide how to vote their shares with respect to the proposal to approve the merger agreement.

Each of American and MidCarolina is holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. Information about the special meetings, the merger and the other business to be considered by American and MidCarolina shareholders is contained in this proxy statement/prospectus.

Q:	Why did American and MidCarolina enter into the merger agreement?

A:	The boards of directors of American and MidCarolina believe that the proposed merger is in the best interest of American and MidCarolina. The boards believe that combining MidCarolina with American is the best way to increase shareholder value in the long run for both American and MidCarolina shareholders and will position the combined company to be a stronger competitor in the competitive market for financial institutions. To review the background and reasons for the merger in more detail, see pages 40 through 49.

Q:	What will MidCarolina shareholders receive in the merger?

A:	In the proposed merger, holders of MidCarolina’s common stock will receive 0.33 shares of common stock of American for each of their shares of MidCarolina common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. In addition, each share of MidCarolina’s Series A Noncumulative Perpetual Preferred Stock (the “MidCarolina Series A preferred stock”) will be converted into one share of American’s to-be-established Series A Noncumulative Perpetual Preferred Stock (the “American Series A preferred stock”), which will have substantially identical terms, preferences and rights as the MidCarolina Series A preferred stock. American shareholders will continue to own their existing shares, which will not be affected by the merger.

It is expected that existing shareholders of MidCarolina common stock will own approximately 21% of American’s outstanding common stock, on a fully diluted basis, after the merger. The American Series A preferred stock to be issued in exchange for the

MidCarolina Series A preferred stock will not be convertible into shares of American common stock, and therefore has no effect on the common stock ownership of American after the merger.

Q:	Will American continue to pay dividends on its common stock after the merger?

A:	Since the second quarter of 2007, American has paid a quarterly dividend on shares of its common stock at a rate of $0.23 per share per quarter. American has no current intention to change its dividend strategy of paying a relatively high cash dividend, but has and will continue to evaluate that decision based a quarterly review of earnings, growth, capital and such other factors that the American board of directors considers relevant to the dividend decision process. MidCarolina has never paid a cash dividend on its common stock.

Q:	Will any of the directors and executive officers of MidCarolina participate in the management of American following the merger?

A:	After the merger, American will be governed by a board of directors comprised of 14 directors, of which 11 are current directors of American and three are current directors of MidCarolina. The three current directors of MidCarolina, F. D. Hornaday III, John H. Love and Robert A. Ward, were chosen by MidCarolina’s board of directors, and approved by American’s board of directors, to become directors of American and American National Bank following the merger. Additionally, though he will not serve as a voting director of American, MidCarolina’s chairman, James R. Copland III, will serve as a director emeritus of American following the merger. Certain directors of MidCarolina and MidCarolina Bank selected by American will also be invited to join the North Carolina Advisory Board of Directors of American National Bank. Current MidCarolina president and chief executive officer, Charles T. Canaday, Jr., will serve as a senior vice president of American and an executive vice president of American National Bank, as well as president of North Carolina Banking for American National Bank.

Q:	When do American and MidCarolina expect to complete the merger?

A:	American and MidCarolina expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived, including after shareholder approvals are received at the special meetings, and all required regulatory approvals are received. We currently expect to complete the merger in the second quarter of 2011. However, it is possible that factors outside of our control could require us to complete the merger at a later time or not to complete it at all.

Q:	How does the American board of directors recommend that American shareholders vote?

A:	The American board of directors unanimously recommends that American shareholders vote FOR the proposal to issue shares of common stock to MidCarolina shareholders in the merger and FOR the proposal to adjourn the American special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the American special meeting to approve the issuance of shares of American common stock to MidCarolina shareholders.

Q:	How does the MidCarolina board of directors recommend that MidCarolina shareholders vote?

A:	The MidCarolina board of directors unanimously recommends that holders of MidCarolina common stock vote FOR the proposal to approve the merger agreement and the transactions contemplated thereby, and FOR the proposal to adjourn the MidCarolina special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the MidCarolina special meeting to approve the merger agreement.

Q:	What do I need to do now to vote my shares?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the American or MidCarolina special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I vote?

A:	You may vote before the American or MidCarolina special meeting by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope.

If you are a record holder of MidCarolina common stock, you can also appoint the proxies to vote your shares for you by going to the Internet website www.midcarolinabank.com/proxy. When you are prompted for your “control number,” enter the number printed just above your name on the enclosed proxy card, and then follow the instructions provided. You may vote by Internet only until 5:00 p.m. Eastern Daylight Time on [•], 2011, which is the day before the MidCarolina special meeting date. If you vote by Internet, you need not sign and return a proxy card. Under North Carolina law, you will be appointing the proxies to vote your shares on the same terms and with the same authority as if you completed, signed and returned a proxy card. The authority you will be giving the proxies is described in the proxy card.

You may also cast your vote in person at the respective company’s special meeting. If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote in person at the special meetings will need to present a proxy from the institution that holds their shares.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	Your broker or other nominee does not have authority to vote on the proposals described in this proxy statement/prospectus if you do not provide instructions to it on how to vote. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters ONLY if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

Q:	When and where is the American special meeting of shareholders?

A:	The special meeting of American shareholders will be held at [•]: [•] [•].m., local time, on [•], 2011 at the [•], located at [•], Danville, Virginia. All holders of American common stock as of the record date for the American meeting, or their duly appointed proxies, may attend the American special meeting.

Q:	When and where is the MidCarolina special meeting of shareholders?

A:	The special meeting of MidCarolina shareholders will be held at [•]: [•] [•].m., local time, on [•], 2011 at the [•], located at [•], Burlington, North Carolina. All holders of MidCarolina common stock as of the record date for the American meeting, or their duly appointed proxies, may attend the MidCarolina special meeting.

Q:	What vote is required to approve each proposal at the American special meeting?

A:	The proposal to issue up to approximately 1,750,000 shares of common stock to MidCarolina shareholders requires the affirmative vote of a majority of the total votes cast on the proposal.

Approval of a motion to adjourn or postpone the American special meeting to permit further solicitation of proxies to approve the issuance of shares of American common stock to MidCarolina shareholders requires the affirmative vote of at least a majority of the shares voted at the special meeting, whether or not a quorum is present.

Q:	What vote is required to approve each proposal at the MidCarolina special meeting?

A:	The proposal to approve the merger agreement requires the affirmative vote of a majority of the outstanding shares of MidCarolina common stock.

Approval of a motion to adjourn or postpone the MidCarolina special meeting to permit further solicitation of proxies to approve the merger agreement requires the affirmative vote of at least a majority of the shares voted at the special meeting, whether or not a quorum is present.

Q:	What if I do not vote on the matters relating to the merger?

A:	If you are an American shareholder: With respect to the proposal to issue shares of American common stock to MidCarolina shareholders, if you fail to vote, fail to instruct your broker or other nominee how to vote, or respond with an “abstain” vote, you will not be considered to have cast a vote, and your shares will be disregarded for purposes of determining whether a majority of the total votes cast have approved the proposal. If you do not hold your shares in street name and you sign and return your proxy card but do not indicate how you want to vote on the proposal to issue shares of American common stock to MidCarolina shareholders, your proxy will be counted as a vote in favor of the proposal.

If you are a MidCarolina shareholder: With respect to the proposal to approve the merger agreement, if you fail to vote or fail to instruct your broker or other nominee how to vote, your failure to vote will have the same effect as a vote against the merger. If you respond with an “abstain” vote, your proxy will have the same effect as a vote against the merger. If you do not hold your shares in street name and you sign and return your proxy card but do not indicate how you want to vote on the proposal to approve the merger, your proxy will be counted as a vote in favor of the proposal.

Q:	What if I hold shares in both American and MidCarolina?

A.	If you are a shareholder of both American and MidCarolina, you will receive two separate packages of proxy materials. A vote as an American shareholder will not constitute a vote as a MidCarolina shareholder for the merger-related proposals, or vice versa. Therefore, please sign, date, and return all proxy cards that you receive from American and MidCarolina.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meetings. You may do this in one of three ways:

•	by sending a notice of revocation to either the American corporate secretary or the MidCarolina corporate secretary, as the case may be;

•	by sending a completed proxy card bearing a later date than your original proxy card; or

•	by attending the American or MidCarolina special meeting and voting in person; your attendance alone will not revoke any proxy.

If you choose either of the first two methods, you must take the described action no later than the beginning of the respective special meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	What are the material federal income tax consequences of the merger to MidCarolina shareholders?

A:	American and MidCarolina intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Internal Revenue Code”) for United States federal income tax purposes. Assuming the merger qualifies for such treatment, a holder of MidCarolina stock generally will not recognize any gain or loss for U.S. federal income tax purposes as a result of the exchange of the holder’s shares of MidCarolina stock for shares of American stock pursuant to the merger. MidCarolina shareholders may, however, recognize gain or loss in connection with the receipt of cash for fractional shares or as “dissenting shareholders” in the merger. For greater detail, see “The Merger — Material Federal Income Tax Consequences” beginning on page 78.

Q:	Do I have dissenters’ or appraisal rights?

A:	Shareholders of MidCarolina stock are entitled to dissenters’ rights in connection with the merger. Please see “The Merger – Dissenters’ and Appraisal Rights.”

Shareholders of American common stock are not entitled to exercise any dissenters’ or appraisal rights in connection with the merger.

Q:	Should I send in my MidCarolina stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card.

If you are a holder of MidCarolina stock, you will receive written instructions from the exchange agent after the merger is completed on how to exchange your MidCarolina stock certificates for American stock certificates and receive your check in lieu of any fractional shares.

Q:	What happens if I transfer my MidCarolina common shares after the record date for the MidCarolina special meeting?

A:	The record date for the MidCarolina special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of MidCarolina common stock after the record date for the MidCarolina special meeting, but prior to the merger, you will retain the right to vote at the special meeting, but the right to receive the merger consideration will transfer with the shares of MidCarolina common stock.

Q:	Who should I contact if I have any questions about the proxy materials or voting?

A:	If you have any questions about the merger or if you need assistance in submitting your proxy or voting your shares or need additional copies of the proxy statement/prospectus or the enclosed proxy card:

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if you are a American shareholder, you should contact American’s Investor Relations department by calling (434) 792-5111 or by writing to American National Bankshares, Inc., 628 Main Street, Danville, Virginia 24541, Attention: Investor Relations.

•

if you are an MidCarolina shareholder, you should contact MidCarolina’s Corporate Secretary by calling (336) 538-1600 or by writing to MidCarolina Financial Corporation, 3101 South Church Street Burlington, North Carolina 27216, Attention: Corporate Secretary. You may also obtain more information about the merger and the proxy materials by contacting Morrow & Co., LLC, MidCarolina’s proxy solicitor, at 1-800-[            ].

If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers to understand fully the merger and the other matters to be considered at the special meetings. See “Where You Can Find More Information” beginning on page 162. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Parties (page 87)

American National Bankshares Inc.

628 Main Street

Danville, Virginia 24541

(434) 792-5111

American National Bankshares Inc. is a bank holding company headquartered in Danville, Virginia providing a full range of financial services through its subsidiary community bank, American National Bank and Trust Company. American National Bank serves southern and central Virginia and the northern portion of North Carolina with 18 banking offices. The common stock of American is traded on the NASDAQ Global Select Market under the symbol “AMNB.”

As of September 30, 2010, American had total assets of approximately $824.2 million, total net loans of approximately $510.9 million, total deposits of approximately $625.6 million and total shareholders’ equity of approximately $110.9 million. American National Bank also manages an additional $418.0 million of assets in its trust and investment services division.

MidCarolina Financial Corporation

3101 South Church Street

Burlington, North Carolina 27216

Telephone: (336) 538-1600

MidCarolina Financial Corporation is a bank holding company headquartered in Burlington, North Carolina providing financial services through its subsidiary community bank, MidCarolina Bank. MidCarolina Bank has six full-service banking offices and two limited-service offices located in the cities of Burlington, Graham, Greensboro and Mebane, North Carolina. MidCarolina provides a complete line of banking services to individuals and businesses and also provides access to personalized full brokerage services through a third-party registered broker dealer. The common stock of MidCarolina is traded on the OTC Bulletin Board under the symbol “MCFI.”

As of September 30, 2010, MidCarolina had total assets of approximately $552.3 million, total net loans of approximately $401.5 million, total deposits of approximately $484.5 million and total shareholders’ equity of approximately $42.0 million.

The Merger (page 39)

American and MidCarolina are proposing a combination of our companies through a merger of MidCarolina with and into a newly-formed merger subsidiary of American. After the merger, it is expected that the merger subsidiary will merge with and into American and MidCarolina Bank will merge with and into American National Bank. The parties expect to complete the merger during the second quarter of 2011. The merger agreement is attached to this proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement because it is the legal document that governs the merger.

Consideration to be Received in the Merger by MidCarolina Shareholders (page 65)

In the proposed merger, holders of MidCarolina common stock will receive 0.33 shares of American common stock for each of their shares of MidCarolina common stock outstanding on the effective date of the merger and cash in lieu of any fractional shares (except for shares held by MidCarolina’s shareholders who “dissent”). The number of shares of American common stock delivered for each share of MidCarolina common stock in the merger is referred to as the “exchange ratio.” This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. In addition, each share of MidCarolina Series A preferred stock will be converted into one share of American Series A preferred stock (except for shares held by MidCarolina’s shareholders who “dissent”), which will have substantially identical terms, preferences and rights as the MidCarolina Series A preferred stock.

It is expected that existing holders of MidCarolina common stock will own approximately 21% of American’s outstanding common stock, on a fully diluted basis, after the merger. The American Series A preferred stock to be issued in exchange for the MidCarolina Series A preferred stock will not be convertible into shares of American common stock, and therefore has no effect on the common stock ownership of American after the merger.

Shares of American common stock held by American shareholders will remain unchanged in the merger.

Treatment of MidCarolina Stock Options (page 66)

In the merger, all outstanding MidCarolina stock options will be converted into stock options of American, entitling them to receive common stock of American on the same terms and conditions as were in effect immediately prior to the completion of the merger, subject to any accelerated vesting as a result of the merger to the extent provided by the terms of the applicable MidCarolina equity compensation plans or agreements under such plans. The number of shares issuable under those options and the exercise prices for those options will be adjusted based on the exchange ratio.

Dividend Information (page 153)

Since the second quarter of 2007, American has paid a quarterly dividend on shares of its common stock at a rate of $0.23 per share per quarter. American has no current intention to change its dividend strategy of paying a relatively high cash dividend, but has and will continue to evaluate that decision based a quarterly review of earnings, growth, capital and such other factors that the American Board of Directors considers relevant to the dividend decision process. MidCarolina has never paid a cash dividend on its common stock.

Material Federal Income Tax Consequences (page 78)

Assuming the merger qualifies as a tax-free reorganization, MidCarolina shareholders generally will not recognize any gain or loss for United States federal income tax purposes as a result of the exchange of MidCarolina stock for shares of American stock. MidCarolina shareholders may, however, recognize gain or loss in connection with cash received for any fractional shares or as “dissenting shareholders” in the merger. This tax treatment may not apply to all shareholders. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

You will not be obligated to exchange your shares of MidCarolina stock unless we receive a legal opinion that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code.

The tax consequences of the merger to you may depend on your own situation. In addition, you may be subject to state, local or foreign tax laws and consequences that are not addressed in this proxy statement/prospectus. You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

Recommendation of the American Board of Directors (page 31)

The American board of directors unanimously recommends that American shareholders vote FOR the proposal to issue shares of common stock to MidCarolina shareholders in the merger and FOR the proposal to adjourn or postpone the American special meeting to a later date or dates, if necessary.

Recommendation of the MidCarolina Board of Directors (page 35)

The MidCarolina board of directors unanimously recommends that holders of MidCarolina common stock vote FOR the proposal to approve the merger agreement and the transactions contemplated thereby, and FOR the proposal to adjourn or postpone the MidCarolina special meeting to a later date or dates, if necessary.

Opinion of American’s Financial Advisor (page 50)

American engaged the firm of Keefe, Bruyette & Woods, Inc. (“KBW”) to review the proposed merger and provide a fairness opinion. KBW has given its opinion to the American board that, as of December 15, 2010, the exchange ratio provided for in the merger agreement was fair from a financial point of view to American. A copy of the fairness opinion, setting forth the information reviewed, assumptions made, and matters considered by KBW, is attached to this proxy statement/prospectus as Appendix B. We encourage you to read carefully the entire opinion of KBW. The opinion of KBW has not been updated prior to the date of this proxy statement/prospectus and does not reflect any change in circumstances after December 15, 2010.

KBW’s opinion as to the fairness, from a financial point of view, of the exchange ratio to American was provided to the American board of directors in connection with its evaluation of the exchange ratio from a financial point of view, does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how to vote or act with respect to the merger.

Opinion of MidCarolina’s Financial Advisor (page 56)

MidCarolina engaged the firm of Stifel, Nicolaus & Company, Incorporated (“Stifel”) to review the proposed merger and provide a fairness opinion. Stifel has given its opinion to the MidCarolina board that, as of December 15, 2010, the per share merger consideration to be received by the holders of shares of MidCarolina common stock (other than dissenting shares, shares subject to a voting agreement and shares held by MidCarolina, American or any of their respective subsidiaries) from American in the merger is fair, from a financial point of view, to the holders of MidCarolina common stock. A copy of the fairness opinion, setting forth the information reviewed, assumptions made, and matters considered by Stifel, is attached to this proxy statement/prospectus as Appendix C. We encourage you to read carefully the entire opinion of Stifel. The opinion of Stifel has not been updated prior to the date of this proxy statement/prospectus and does not reflect any change in circumstances after December 15, 2010.

Stifel’s opinion as to the fairness, from a financial point of view, of the per share merger consideration to the holders of MidCarolina common stock was provided to the MidCarolina board of directors in connection with its evaluation of the per share merger consideration from a financial point of view, does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how to vote or act with respect to the merger.

Regulatory Approvals (page 72)

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System, the Virginia State Corporation Commission and the North Carolina Commissioner of Banks. On February 8 and 9, 2011, American filed all required applications and notices with the above-referenced banking agencies. As of the date of this proxy statement/prospectus, we have not yet received the required approvals. While we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will receive them.

Conditions to Completion of the Merger (page 71)

American’s and MidCarolina’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including the following:

•	approval of the merger agreement by holders of MidCarolina common stock;

•	approval of the issuance of American common stock to the MidCarolina shareholders in the merger by the American shareholders;

•	approval of the merger by the necessary federal and state regulatory authorities;

•	approval from the NASDAQ Stock Market for the listing on the NASDAQ Global Select Market of the shares of common stock of American to be issued in the merger;

•	the absence of any order, decree or injunction of a court or regulatory agency that enjoins or prohibits the completion of the merger;

•	accuracy of each party’s representations and warranties in the merger agreement, including its representation that no material adverse change has occurred;

•	the other party’s compliance with its obligations under the merger agreement; and

•	the receipt by each party from LeClairRyan, A Professional Corporation, legal counsel to American, of a written legal opinion relating to the U.S. federal income tax treatment of the merger.

Where the merger agreement and/or law permits, American and MidCarolina could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Timing of the Merger (page 65)

We expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived, including after shareholder approvals are received at the special meetings of American and MidCarolina and all required regulatory approvals are received. We currently expect to complete the merger during the second quarter of 2011. However, it is possible that factors outside of either party’s control could require us to complete the merger at a later time or not to complete it at all.

Interests of Certain Persons in the Merger (page 81)

When considering the recommendation of the MidCarolina board, you should be aware that some MidCarolina directors and officers have interests in the merger that differ from, or are in addition to, the interests of other MidCarolina shareholders. The MidCarolina board was aware of these interests and considered them before approving and adopting the merger agreement.

Indemnification and Insurance. American has agreed to indemnify the officers and directors of MidCarolina against certain liabilities arising before the effective date of the merger. American has also agreed to provide liability insurance for the current officers and directors of MidCarolina for six years after the merger, subject to a cap on the annual premium payments equal to 150% of MidCarolina’s current annual premium.

Director Appointments. Three current directors of MidCarolina, F. D. Hornaday III, John H. Love and Robert A. Ward, have been chosen by MidCarolina’s board of directors, and approved by American’s board of directors, to become directors of American and American National Bank following the merger. Additionally, though he will not serve as a voting director of American, MidCarolina’s chairman, James R. Copland III, will serve as a director emeritus of American following the merger. Certain directors of MidCarolina and MidCarolina Bank selected by American will also be invited to join the North Carolina Advisory Board of Directors of American National Bank.

Executive Officer Position. Current MidCarolina president and chief executive officer, Charles T. Canaday, Jr., will serve as a senior vice president of American and an executive vice president of American National Bank, as well as president of North Carolina Banking for American National Bank. American, American National Bank and Mr. Canaday have entered into employment and executive severance agreements with respect to his employment by American National Bank after the merger.

Employment and Change in Control Agreements. In connection with entering into the merger agreement, American National Bank has entered into an employment agreement with Charles T. Canaday, Jr. that is effective upon the consummation of the merger. Under the terms of the agreement, Mr. Canaday will serve as a senior vice president of American and an executive vice president of American National Bank, as well as president of North Carolina Banking for American National Bank. The employment agreement provides Mr. Canaday with an annual base salary that will be no less than $190,000. In addition, after consummation of the merger, American National Bank will pay Mr. Canaday $550,000 as a retention bonus for his agreeing to serve as an officer of American National Bank after the merger. American National Bank and Mr. Canaday will also enter into an arrangement at the time of the merger under which American National Bank will fund a deferred compensation account for Mr. Canaday with a lump sum payment of $205,100. The deferred compensation account will vest and become payable, provided Mr. Canaday remains in full-time employment with American National Bank on such vesting date, in three annual installments beginning on June 30, 2012 and ending on June 30, 2014. The employment agreement for Mr. Canaday terminates upon a change in control of American or American National Bank, at which time the executive severance agreement entered into by American, American

National Bank and Mr. Canaday will become effective and any termination benefits will be determined and paid solely pursuant to the executive severance agreement.

Potential Payments Under Employment and Salary Continuation Agreements. MidCarolina has employment and salary continuation agreements with the following executive officers: Charles T. Canaday, Jr., president and chief executive officer of MidCarolina, Christopher B. Redcay, senior vice president and chief financial officer of MidCarolina, and R. Craig Patterson, senior vice president and chief credit officer of MidCarolina. Under the terms of each employment agreement, if, within two years following a change in control of MidCarolina, the officer’s employment is terminated “without cause” or the officer terminates his employment with “good reason,” he will be entitled to receive certain severance payments. Assuming a termination under such circumstances at December 31, 2010, following a change in control of MidCarolina, the approximate payments to each officer under the employment agreements would have been: Mr. Canaday, $755,000; Mr. Redcay, $330,533; and Mr. Patterson, $313,833. Mr. Canaday has entered into the above-described employment agreement and executive severance agreement with American National Bank that will be effective upon consummation of the merger and will supersede and terminate his existing employment agreement with MidCarolina and any severance payments due thereunder in connection with the merger.

MidCarolina also has salary continuation agreements with Messrs. Canaday, Redcay and Patterson. Under the terms of each salary continuation agreement, if, within one year following a change in control of MidCarolina, the officer’s employment is terminated “without cause” or the officer terminates his employment with “good reason,” he will be entitled to receive a lump sum severance payment in an amount equal to his projected accrual balance at age 65, without discount for the time-value of money. Assuming a termination under such circumstances at December 31, 2010, following a change in control of MidCarolina, the approximate payments to each officer under the salary continuation agreement would have been $723,065. American has agreed to assume all obligations under the salary continuation agreements.

Stock Options. MidCarolina has awarded certain employees, officers and directors stock options pursuant to its equity compensation plans. To the extent the options have not been exercised, upon consummation of the merger the options will be converted into stock options of American. The vesting of certain of these options will accelerate as a result of the merger and will become immediately exercisable stock options of American.

Employee Benefit Plans. As soon as administratively practicable following the merger, employees of MidCarolina who continue on as employees of American will be entitled to participate in the American health and welfare benefit and similar plans on the same terms and conditions as employees of American. These employees will receive credit for their years of service to MidCarolina for participation, vesting and benefit accrual purposes.

No Solicitation (page 74)

MidCarolina has agreed that it will not directly or indirectly:

•	initiate, solicit or encourage any inquiries or proposals with respect to any “acquisition transaction” (as defined in the merger agreement); or

•	engage or participate in any negotiations or discussions concerning, or provide any confidential or nonpublic information relating to, an acquisition transaction.

The merger agreement does not, however, prohibit MidCarolina from considering a bona fide acquisition proposal from a third party if certain specified conditions are met.

Termination of the Merger Agreement (page 75)

The merger agreement may be terminated, and the merger abandoned, by American and MidCarolina at any time before the merger is completed if the boards of directors of both parties vote to do so. In addition, the merger agreement may be terminated, and the merger abandoned, by either party’s board of directors if:

•

the merger has not been completed by December 31, 2011, unless the failure to complete the merger by such time was caused by a failure to perform an obligation under the merger agreement by the terminating party; or

•

if any event or condition occurs which renders impossible the satisfaction of a condition to the obligations of the terminating party to effect the merger, and which cannot be or has not been cured within 30 days after giving written notice to the other party, provided that the impossibility of satisfying a condition is not due to the terminating party’s breach of any of its obligations under the merger agreement.

In addition, American may terminate the merger agreement at any time before the MidCarolina special meeting if the board of directors of MidCarolina fails to recommend, or withdraws or modifies its recommendation to the MidCarolina shareholders that the merger agreement be approved in any way that is adverse to American, or MidCarolina materially breaches its covenants requiring the calling and holding of a meeting of shareholders to consider the merger agreement or its covenant prohibiting the solicitation of other offers. American may terminate the merger agreement if MidCarolina enters into an agreement with another party with respect to a business combination transaction or with respect to an acquisition directly from MidCarolina of securities representing 10% or more of the voting power of MidCarolina. American also may terminate the merger agreement if a third party commences a tender offer or exchange offer for 20% or more of the outstanding shares of MidCarolina common stock, and the board of directors of MidCarolina recommends that MidCarolina shareholders tender their shares in the offer or otherwise fails to recommend that they reject the offer within a specified period.

MidCarolina may terminate the merger agreement at any time before the American special meeting if the board of directors of American fails to recommend, or withdraws or modifies its recommendation to the American shareholders that the issuance of American common stock in the merger be approved in any way that is adverse to MidCarolina, or American materially breaches its covenants requiring the calling and holding of a meeting of shareholders to consider the issuance of American common stock.

MidCarolina may terminate the merger agreement at any time before the MidCarolina special meeting to enter into an acquisition agreement or similar agreement with respect to an unsolicited “superior proposal,” as defined in the merger agreement, which has been received and considered by MidCarolina in compliance with the applicable terms of the merger agreement, provided that MidCarolina has notified American at least five business days in advance of any such termination and given American the opportunity during such period to make an offer at least as favorable as the superior proposal, as determined by the MidCarolina board of directors.

Termination Fee (page 77)

MidCarolina must pay American a termination fee of $1,700,000 if the merger agreement is terminated by American or MidCarolina under certain specified circumstances. The termination and payment circumstances are more fully described elsewhere in this proxy statement/prospectus. See “The Merger – Termination Fees” on page 77 and in Article 7 of the merger agreement.

Expenses (page 77)

In general, whether or not the merger is consummated, American and MidCarolina will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement. The parties will share the costs of printing this proxy statement/prospectus.

However, if the merger agreement is terminated by either party because of a material breach by the other party of any representation, warranty, covenant, agreement, undertaking or restriction contained in the merger agreement, the breaching party will reimburse the terminating party for all reasonable out-of-pocket fees and expenses up to $250,000, provided the terminating party is not itself in material breach of any terms of the merger agreement.

The American Special Meeting (page 31)

The American special meeting will be held on [•], 2011 at [•]:[•] [•].m. local time, at the [•], Danville, Virginia.

At the special meeting, the shareholders of American will be asked:

•	to approve the issuance of up to approximately 1,750,000 shares of American common stock to MidCarolina shareholders in the merger; and

•

to approve a proposal to adjourn or postpone the meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the issuance of shares of American common stock to MidCarolina shareholders.

The MidCarolina Special Meeting (page 35)

The MidCarolina special meeting will be held on [•], 2011 at [•]:[•] [•].m. local time, at the [•], Burlington, North Carolina.

At the special meeting, the holders of MidCarolina common stock will be asked:

•	to approve the merger agreement and the transaction contemplated thereby; and

•

to approve a proposal to adjourn or postpone the meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the merger agreement.

Record Date and Votes Required – American Special Meeting (page 31)

You can vote at the American special meeting of shareholders if you owned American common stock at the close of business on [•], 2011. On that date, American had [•] shares of common stock outstanding and entitled to vote. For each proposal presented at the American special meeting, a shareholder can cast one vote for each share of American common stock owned on the record date.

The votes required to approve the proposals at the American special meeting are as follows:

•	approval to issue additional shares of common stock to MidCarolina shareholders requires the affirmative vote of a majority of the total votes cast on the proposal.

•

approval of a motion to adjourn or postpone the American special meeting to permit further solicitation of proxies to approve the issuance of shares of American common stock to MidCarolina shareholders requires the affirmative vote of a majority of the shares voted at the special meeting, whether or not a quorum is present.

Record Date and Votes Required – MidCarolina Special Meeting (page 35)

You can vote at the MidCarolina special meeting of shareholders if you owned MidCarolina common stock at the close of business on [•], 2011. On that date, MidCarolina had [•] shares of common stock outstanding and entitled to vote. Holders of shares of MidCarolina Series A preferred stock are not entitled to vote at the special meeting. For each proposal presented at the MidCarolina special meeting, a shareholder can cast one vote for each share of MidCarolina common stock owned on the record date.

The votes required to approve the proposals at the MidCarolina special meeting are as follows:

•	approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of MidCarolina common stock.

•

approval of a motion to adjourn or postpone the MidCarolina special meeting to permit further solicitation of proxies to approve the merger agreement requires the affirmative vote of a majority of the shares voted at the special meeting, whether or not a quorum is present.

Voting by American Directors and Executive Officers (page 32)

As of [•], 2011, the record date for the American special meeting, directors and executive officers of American and their affiliates owned and are entitled to vote [•] shares of American common stock, or approximately [•]% of the total voting power of the shares of American common stock outstanding on that date.

Voting Agreement with Directors and Executive Officers of MidCarolina (pages 36 and 84)

The directors and executive officers of MidCarolina have entered into an agreement with American pursuant to which each has agreed to vote all shares owned in favor of the merger agreement, except that certain shares they hold in a fiduciary capacity or for which they have no voting or dispositive power are not covered by the agreement. As of [•], 2011, the directors and executive officers owned shares representing approximately [•]% of the voting power of MidCarolina common stock entitled to vote at the MidCarolina special meeting.

MidCarolina’s Shareholders have “Dissenters’ Rights” in the Merger (page 67)

If the merger is completed, North Carolina law gives holders of MidCarolina common stock and MidCarolina Series A preferred stock the right to dissent and to receive the “fair value” of their shares in cash. Holders of American common stock do not have the right to dissent.

Having dissenters’ rights means that a MidCarolina shareholder may “dissent” and receive the “fair value” of his or her MidCarolina stock in cash instead of accepting the consideration offered in the merger. For a MidCarolina shareholder to dissent, the shareholder must, among other things:

•

give to MidCarolina, before the vote on the merger agreement is taken at the MidCarolina special meeting, timely written notice of the shareholder’s intent to dissent and demand payment for his or her shares if the merger is completed;

•	not vote in favor of the merger agreement;

•

demand payment and deposit his or her share certificates by the date set forth in, and in accordance with the terms and conditions of, a “dissenters’ notice” that will be sent to the shareholder by MidCarolina; and

•	otherwise satisfy the requirements of the North Carolina statutes which are attached as Appendix D to this proxy statement/prospectus.

To dissent, a MidCarolina shareholder must follow carefully the requirements of the North Carolina statutes, including giving the required written notice before the vote on the merger agreement is taken at the MidCarolina special meeting. Those requirements are described under “The Merger—Dissenters’ and Appraisal Rights” and in Article 13 of the North Carolina Business Corporation Act (the “North Carolina BCA”). A copy of Article 13 of the North Carolina BCA is attached as Appendix D to this proxy statement/prospectus/prospectus. Any failure to follow the specific requirements set forth in Article 13 of the North Carolina BCA may result in a MidCarolina shareholder losing the right to claim fair value as described above.

If a MidCarolina shareholder returns a signed proxy card but fails to provide instructions as to how his shares are to be voted, he will be considered to have voted “FOR” each of the proposals to be considered at the special meeting and will not be able to assert dissenters’ rights.

Shareholders of American and MidCarolina Have Different Rights (page 84)

The rights of MidCarolina’s and American’s shareholders under their respective business corporation laws are different. Upon consummation of the merger, the shareholders of MidCarolina will receive shares of American stock in exchange for their shares of MidCarolina stock. As a result, the MidCarolina shareholders will become shareholders of American and their rights as shareholders of American will be governed by American’s articles of incorporation and bylaws, each as amended, and the Virginia Stock Corporation Act. The rights of shareholders of American differ in certain respects from the rights of shareholders of MidCarolina.

The Merger Will Be Accounted for Under the Acquisition Method of Accounting (page 78)

American will use the acquisition method of accounting to account for the merger.

Listing of American Common Stock (page 85)

American will list the shares of common stock to be issued in the merger on the NASDAQ Global Select Market.

Market Prices and Share Information (page 85)

American common stock is listed on the NASDAQ Global Select Market under the symbol “AMNB.” MidCarolina common stock is traded on the OTC Bulletin Board under the symbol “MCFI.” The following table sets forth the closing sale prices per share of American common stock as reported on the NASDAQ Global Select Market and MidCarolina common stock as reported on the OTC Bulletin Board on December 15, 2010, the last trading day before we announced the signing of the merger agreement, and on [•], 2011, the last trading day before the date of this proxy statement/prospectus.

	American Common Stock		MidCarolina Common Stock
December 15, 2010		$23.80		$2.85
[•], 2011	$	[•]	$	[•]

American cannot assure MidCarolina shareholders that its stock price will continue to trade at or above the prices shown above. You should obtain current stock price quotations for American common stock from a newspaper, via the Internet or by calling your broker.

Recent Financial Developments

American. For the year ended December 31, 2010, net income available to common shareholders for American was $8.3 million or $1.35 per common share, assuming dilution, compared to $6.8 million or $1.12 per common share, assuming dilution, for 2009. At December 31, 2010, American had total assets of $833.7 million, an increase of 3.1% over the $809.0 million in total assets at December 31, 2009. Total net loans at December 31, 2010 were $512.4 million, down 1.4% from the $519.8 million in total net loans at December 31, 2009. Total deposits at December 31, 2010 increased to $640.1 million, up from $604.3 million at December 31, 2009.

MidCarolina. For the year ended December 31, 2010, net income available to common shareholders for MidCarolina was $613 thousand or $0.12 per common share, assuming dilution, compared to $2.0 million or $0.40 per common share, assuming dilution, for 2009. At December 31, 2010, MidCarolina had total assets of $531.2 million, which was a decrease of 1.8% from the $541.0 million in total assets at December 31, 2009. Total net loans at December 31, 2010 were $390.6 million, down 9.3% from the $430.8 million in total net loans at December 31, 2009. Total deposits at December 31, 2010 increased to $465.9 million, up from $465.0 million at December 31, 2009.

SELECTED HISTORICAL FINANCIAL DATA OF AMERICAN

The following table sets forth certain of American’s consolidated financial data as of the end of and for each of the years in the five-year period ended December 31, 2009 and as of and for the nine months ended September 30, 2010 and 2009. The historical consolidated financial information as of the end of and for each of the years in the five-year period ended December 31, 2009, is derived from American’s audited consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus. The consolidated financial information as of and for the nine-month periods ended September 30, 2010 and 2009 is derived from American’s unaudited consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus. In American’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the nine months ended September 30, 2010 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2010.

The selected historical financial data below is only a summary and should be read in conjunction with the American consolidated financial statements and their accompanying notes that are incorporated by reference into this proxy statement/prospectus.

	Nine Months Ended September 30, (Unaudited)		December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Amounts in thousands, except per share information)
Results of Operations:
Interest income	$27,044	$28,804	$38,061	$42,872	$48,597	$45,070	$32,479
Interest expense	6,523	8,482	10,789	15,839	19,370	16,661	8,740

Net interest income	20,251	20,322	27,272	27,033	29,227	28,409	23,739
Provision for loan losses	1,005	1,334	1,662	1,620	403	58	465

Net interest income after provision for loan losses	19,516	18,988	25,610	25,413	28,824	28,351	23,274
Noninterest income	5,929	5,106	7,043	7,913	8,822	8,458	7,896
Noninterest expenses	16,626	17,794	23,318	22,124	21,326	20,264	17,079

Income before income taxes	8,819	6,300	9,335	11,202	16,320	16,545	14,091
Income tax expense	2,392	1,659	2,525	3,181	4,876	5,119	4,097

Net income	$6,427	$4,641	$6,810	$8,021	$11,444	$11,426	$9,994

Dividends on preferred stock	—	—	—	—	—	—	—

Net income available to common shareholders	$6,427	$4,641	$6,810	$8,021	$11,444	$11,426	$9,994

Financial Condition:
Total assets	$824,217	$810,346	$808,973	$789,184	$772,288	$777,720	$623,503
Loans, net of unearned income	519,421	539,188	527,991	571,110	551,391	542,228	417,087
Securities	218,096	188,493	199,686	140,816	157,149	162,621	165,629
Deposits	625,630	596,295	604,273	589,138	581,221	608,528	491,651
Shareholders’ equity	110,868	104,905	106,389	102,300	101,511	94,992	73,419
Shareholders’ equity, tangible	86,985	80,645	82,223	77,757	76,591	69,695	73,287
Per Share Data:
Earnings per share, basic	$1.05	$0.76	$1.12	$1.32	$1.86	$1.91	$1.83
Earnings per share, diluted	1.05	0.76	1.12	1.31	1.86	1.90	1.81
Cash dividends paid	0.69	0.69	0.92	0.92	0.91	0.87	0.83
Book value	18.10	17.18	17.41	16.81	16.59	15.42	13.49
Book value, tangible	14.20	13.20	13.46	12.78	12.52	11.31	13.47
Weighted average shares outstanding, basic	6,122,876	6,094,261	6,097,810	6,096,649	6,139,095	5,986,262	5,465,090
Weighted average shares outstanding, diluted	6,128,481	6,098,221	6,102,895	6,105,154	6,161,825	6,020,071	5,506,998

	Nine Months Ended September 30, (Unaudited)		December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Amounts in thousands, except per share information)
Selected Ratios:
Return on average assets (1)	1.04%	.077%	0.84%	1.02%	1.48%	1.51%	1.61%
Return on average equity (1)	7.90	6.00	6.57	7.79	11.69	12.72	13.95
Return on average tangible equity (1)(2)	10.47	8.22%	8.94	10.60	16.09	16.60	14.35%
Dividend payout ratio	65.76	90.63	82.40	69.89	48.82	45.58	45.39
Efficiency ratio (3)	60.10	65.07	63.46	60.83	54.44	53.63	52.24
Net interest margin	3.82	3.79	3.81	3.87	4.24	4.20	4.17
Asset Quality Ratios:
Allowance for loan losses to period end loans	1.64%	1.53%	1.55%	1.37%	1.34%	1.34%	1.46%
Allowance for loan losses to period end non-performing loans	218.47	265.94	224.22	275.01	280.22	212.09	142.97
Non-performing assets to total assets	0.96	0.95	0.87	0.91	0.42	0.45	0.72
Net charge-offs to average loans	0.16	0.21	0.24	0.21	0.05	0.10	0.56
Capital Ratios:
Total risk-based capital ratio	19.60%	18.41%	18.82%	17.92%	18.28%	17.45%	16.25%
Tier 1 risk-based capital ratio	18.35	17.16	17.56	16.67	17.03	16.18	17.57
Tier 1 leverage ratio	12.79	12.76	12.81	13.04	12.98	12.15	11.94
Equity to assets ratio(4)	10.87	10.26	10.48	10.17	10.25	9.26	11.76

(1)	Annualized for the nine months ended September 30, 2010 and 2009.
(2)	Return on average tangible common equity is calculated by dividing net income available to common shareholders less amortization of intangibles by average common equity less average intangibles.
(3)	The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income plus noninterest income.
(4)	Equity to assets ratio is calculated by dividing period-end common equity less period-end intangibles by period-end assets less period-end intangibles.

SELECTED HISTORICAL FINANCIAL DATA OF MIDCAROLINA

The following table sets forth certain of MidCarolina’s consolidated financial data as of the end of and for each of the years in the five-year period ended December 31, 2009 and as of and for the nine months ended September 30, 2010 and 2009. The historical consolidated financial information as of the end of and for each of the years in the five-year period ended December 31, 2009, is derived from MidCarolina’s audited consolidated financial statements. The consolidated financial information as of and for the nine-month periods ended September 30, 2010 and 2009 is derived from MidCarolina’s unaudited consolidated financial statements. MidCarolina’s audited consolidated financial statements for the years ended December 31, 2009, 2008, and 2007 and MidCarolina’s unaudited interim consolidated financial statements for the nine months ended September 30, 2010 and 2009, begin on page F-1 of this proxy statement/prospectus. In MidCarolina’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the nine months ended September 30, 2010 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2010.

The selected historical financial data below is only a summary and should be read in conjunction with the MidCarolina consolidated financial statements and their accompanying notes that are included in this proxy statement/prospectus.

	Nine Months Ended September 30, (Unaudited)		December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Amounts in thousands, except per share information)
Results of Operations:
Interest income	$19,569	$20,787	$27,583	$29,616	$31,053	$27,061	$19,208
Interest expense	6,408	8,146	10,440	15,294	17,721	14,241	8,327

Net interest income	13,161	12,641	17,143	14,322	13,332	12,820	10,881
Provision for loan losses	5,018	2,885	4,455	1,665	425	394	1,373

Net interest income after provision for loan losses	8,143	9,756	12,688	12,657	12,907	12,426	9,508
Noninterest income	1,886	2,077	2,787	2,220	2,627	2,304	2,683
Noninterest expenses	8,967	8,857	12,281	9,462	8,305	9,077	8,546

Income before income taxes	1,062	2,976	3,194	5,415	7,229	5,653	3,645
Income tax expense	186	871	818	1,741	2,342	1,757	1,277

Net income	$876	$2,105	$2,376	$3,674	$4,887	$3,896	$2,368

Dividends on preferred stock	313	313	417	417	417	417	104

Net income available to common shareholders	$563	$1,792	$1,959	$3,257	$4,470	$3,479	$2,264

Financial Condition:
Total assets	$552,299	$558,490	$541,004	$540,847	$467,186	$420,850	$370,440
Loans, net of unearned income	410,261	441,503	438,087	434,662	371,714	313,572	279,962
Securities	78,240	71,463	70,719	71,124	70,801	73,795	58,373
Deposits	484,472	481,868	465,020	467,948	373,897	339,275	300,262
Shareholders’ equity	41,953	40,525	40,185	37,196	33,150	28,259	23,093
Shareholders’ equity, tangible	41,953	40,525	40,185	37,196	33,150	28,259	23,093
Per Common Share Data:
Earnings per share, basic	$0.11	$0.36	$0.40	$0.66	$0.98	$0.80	$0.53
Earnings per share, diluted	0.11	0.36	0.40	0.66	0.92	0.73	0.48
Cash dividends paid	—	—	—	—	—	—	—
Book value	7.54	7.25	7.18	6.57	6.13	5.18	4.25
Book value, tangible	7.54	7.25	7.18	6.57	6.13	5.18	4.25
Weighted average shares outstanding, basic	4,927,828	4,927,828	4,927,828	4,915,350	4,548,565	4,348,128	4,299,522
Weighted average shares outstanding, diluted	4,927,828	4,931,286	4,930,310	4,916,876	4,851,738	4,775,853	4,669,601

	Nine Months Ended September 30, (Unaudited)		December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Amounts in thousands, except per share information)
Selected Ratios:
Return on average assets (1)	0.21%	0.51%	0.43%	0.73%	1.09%	0.98%	0.72%
Return on average equity (1)	2.11	7.43	5.80	10.50	17.82	17.63	12.64
Return on average tangible equity (1)(2)	2.11	7.43	5.80	10.50	17.82	17.63	12.64
Common stock dividend ratio	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Efficiency ratio (3)	59.59	60.18	61.62	57.20	52.04	60.02	63.01
Net interest margin	3.32	3.12	3.27	2.94	3.12	3.38	3.51
Asset Quality Ratios:
Allowance for loan losses to period end loans	2.15%	1.56%	1.67	1.30%	1.20%	1.35%	1.46%
Allowance for loan losses to period end non-performing loans	82.44	318.65	99.50	180.34	637.43	531.74	1,725.74
Non-performing assets to total assets	3.19	1.02	1.89	0.88	0.21	0.74	0.83
Net charge-offs to average loans	0.82	0.38	0.63	0.12	0.05	0.05	0.09
Capital Ratios:
Total risk-based capital ratio	12.60%	11.55%	11.93%	11.19%	11.48%	11.28%	11.34%
Tier 1 risk-based capital ratio	11.34	10.30	10.67	9.97	10.37	10.12	9.90
Tier 1 leverage ratio	8.82	8.75	8.79	8.68	8.95	8.73	8.64
Equity to assets ratio (4)	6.72	6.39	6.54	5.98	6.06	5.57	4.93

(1)	Annualized for the nine months ended September 30, 2010 and 2009.
(2)	Return on average tangible common equity is calculated by dividing net income available to common shareholders less amortization of intangibles by average common equity less average intangibles.
(3)	The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income plus noninterest income.
(4)	Equity to assets ratio is calculated by dividing period-end common equity less period-end intangibles by period-end assets less period-end intangibles.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following summary unaudited pro forma combined financial information is designed to show how the merger might have affected historical financial statements if the merger had been completed at an earlier time and was prepared based on the historical financial results reported by American and MidCarolina. The following should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 143, American’s audited consolidated financial statements and unaudited consolidated financial statements that are incorporated by reference into this proxy statement/prospectus and MidCarolina’s audited consolidated financial statements and unaudited interim consolidated financial statements which begin on page F-1 of this proxy statement/prospectus.

The unaudited pro forma balance sheet data assumes that the merger took place on September 30, 2010 and combines American’s consolidated balance sheet as of September 30, 2010 with MidCarolina’s consolidated balance sheet as of September 30, 2010. The unaudited pro forma statements of income data for the nine months ended September 30, 2010 and for the year ended December 31, 2009 give effect to the merger as if it occurred on January 1, 2009.

We expect that we will incur merger and integration charges as a result of the merger. We also anticipate that the merger will provide American with financial benefits that may include reduced operating expenses and opportunities to earn additional revenue. The information set forth below, while helpful in illustrating the financial characteristics of American under one set of assumptions, may not reflect all of these anticipated financial expenses and benefits and, accordingly, does not attempt to predict or suggest future results. It also is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the companies been combined during these periods.

American National Bankshares Inc.

Selected Unaudited Pro Forma Condensed Combined Financial Data

(Amounts in thousands, except per share data)

Combined Condensed Balance Sheet	As of September 30, 2010
ASSETS
Cash and cash equivalents	$56,995
Securities	292,175
Mortgage loans held for sale	6,478
Loans, net	887,185
Premises and equipment, net	26,914
Other real estate owned	10,932
Core deposit intangibles, net	6,266
Goodwill	38,199
Bank owned life insurance	12,505
Restricted stock	6,317
Other assets	33,247

Total assets	$1,377,212

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	1,115,431
Borrowings	108,016
Other liabilities	6,400
Shareholders’ equity	147,365

Total liabilities and shareholders’ equity	$1,377,212

Combined Condensed Statements of Income	For the Nine Months Ended September 30, 2010	For the Year Ended December 31, 2009
Interest income	$46,766	$65,899
Interest expense	11,434	18,290

Net interest income	35,332	47,609
Provision for loan losses	6,023	6,117

Net interest income after provision for loan losses	29,309	41,492
Noninterest income	7,689	9,481
Noninterest expense	26,247	36,463

Income before taxes	10,751	14,510
Income tax expense	2,883	4,036

Net income	7,869	10,474

Dividends and accretion on preferred stock	313	417

Net income available to common shareholders	7,556	10,057

COMPARATIVE UNAUDITED PER SHARE DATA

The following table shows per common share data regarding earnings, book value and cash dividends declared for American and MidCarolina on a historical, pro forma and pro forma equivalent basis. The pro forma and pro forma equivalent per share information was computed as if the merger had been completed on December 31, 2009 or September 30, 2010. The MidCarolina pro forma equivalent information was calculated by multiplying the corresponding pro forma combined data by the exchange ratio of 0.33 to 1.0. This information shows how each share of MidCarolina common stock would have participated in the combined company’s net income, book value per share, and cash dividends if the merger had been completed on the relevant dates. These amounts do not necessarily reflect future per share amounts of earnings, book value per share or cash dividends of American.

The following unaudited comparative per share data is derived from the historical consolidated financial statements of each of American and MidCarolina. The pro forma data does not give effect to the reduction in operating expenses and the revenue enhancement opportunities that are anticipated subsequent to the merger. Therefore, while helpful in illustrating the financial characteristics of the merger under one set of circumstances, the pro forma data is not indicative of the results of future operations or other actual results that would have occurred had the merger been consummated at the beginning of the periods presented. The information below should be read in conjunction with the audited consolidated financial statements and unaudited consolidated financial statements and accompanying notes of American, which are incorporated by reference into this proxy statement/prospectus, and the audited consolidated financial statements and unaudited interim consolidated financial statements and accompanying notes of MidCarolina, which begin on page F-1 of this proxy statement/prospectus. See also “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 143.

As of and for the year ended December 31, 2009

	American Historical	MidCarolina Historical	Pro Forma Combined	MidCarolina Pro Forma Equivalent Per Common Share
Earnings per share, basic	$1.12	$0.40	$1.30	$0.43
Earnings per share, diluted	1.12	0.40	1.30	0.43
Cash dividends declared per share (1)	0.92	—	0.92	0.30

As of and for the nine months ended September 30, 2010

	American Historical	MidCarolina Historical	Pro Forma Combined	MidCarolina Pro Forma Equivalent Per Common Share
Earnings per share, basic	$1.05	$0.11	$0.98	$0.32
Earnings per share, diluted	1.05	0.11	0.97	0.32
Cash dividends declared per share (1)(2)	0.69	—	0.69	0.23
Book value per share	18.10	7.54	19.01	6.27
Tangible book value per share	14.20	7.54	13.27	4.38

(1)	It is anticipated that the initial dividend rate of American after the merger will be equal to the current dividend rate of American. Accordingly, the pro forma combined dividends per share information represents the historical dividend rate of American.
(2)	American has paid a quarterly dividend of $0.23 per share for each quarter in the nine months ended September 30, 2010. MidCarolina has never paid a cash dividend on its common stock. See “Market for Common Stock and Dividends” on page 85 for more information.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should consider carefully the following risk factors in deciding how to vote on the merger proposals. Many of these risks and uncertainties could affect American’s future financial results and may cause American’s future earnings and financial condition to be less favorable than its expectations. In addition, you should read and consider the risks associated with the business of American because these risks will also relate to the combined company after the merger. Certain of these risks are highlighted on page 29 under the heading “Cautionary Statement Regarding Forward-Looking Statements.” Certain risks can also be found in the documents incorporated by reference into this proxy statement/prospectus.

The merger consideration for the MidCarolina common stock is fixed despite any change in American’s stock price.

Each share of MidCarolina common stock will be converted into the right to receive 0.33 shares of American common stock, the value of which will depend upon the price of American common stock. The price of American common stock when the merger takes place may vary from its price at the date the fixed exchange ratio was established, at the date of this proxy statement/prospectus and at the date of the special meetings. Such variations in the price of American common stock may result from changes in the business, operations or prospects of American, regulatory considerations, general market and economic conditions, and other factors. At the time of the special meetings, shareholders of American and MidCarolina will not know the exact value of the consideration to be paid by American when the merger is completed.

The merger agreement limits MidCarolina’s ability to pursue alternatives to the merger.

The merger agreement contains “no-shop” provisions that, subject to limited exceptions, limit MidCarolina’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of the company. In addition, MidCarolina must pay American a termination fee of $1,700,000 if the merger agreement is terminated and MidCarolina, subject to certain restrictions, consummates another similar transaction. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of MidCarolina from considering or proposing the acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger.

If American and MidCarolina do not successfully integrate, the combined company may not realize the expected benefits from the merger.

Integration in connection with a merger is sometimes difficult, and there is a risk that integrating American and MidCarolina may take more time and resources than we expect. American’s ability to integrate MidCarolina and its future success depend in large part on the ability of members of its board of directors and executive officers to work together effectively. After the merger, American will be governed by a board of directors comprised of 14 directors, of which 11 are current directors of American and three are current directors of MidCarolina. Additionally, though he will not serve as a voting director of American, MidCarolina’s chairman, James R. Copland III, will serve as a director emeritus of American following the merger. Certain directors of MidCarolina and MidCarolina Bank selected by American will also be invited to join the North Carolina Advisory Board of Directors of American National Bank. Current American president and chief executive officer, Charles H. Majors, will continue to serve as president and chief executive officer of American and chairman and chief executive officer of American National Bank. Jeffrey V. Haley, current president of American National Bank, will continue to serve as president of American National Bank. Current MidCarolina president and chief executive officer, Charles T. Canaday, Jr., will serve as a senior vice president of American and an executive vice president of American National Bank, as well as president of North Carolina Banking for American National Bank. Disagreements among board members and executive management could arise in connection with integration issues, strategic considerations and other matters. As a result, there is a risk that American’s board of directors and executive officers may not be able to operate effectively, which would affect adversely American’s ability to integrate the operations of American and MidCarolina successfully and on American’s future operating results.

Combining American and MidCarolina may be more difficult, costly or time-consuming than we expect.

American and MidCarolina have operated, and, until the completion of the merger, will continue to operate, independently. The integration process could result in the loss of key employees, the disruption of each party’s ongoing business, inconsistencies in standards, controls, procedures and policies that affect adversely either party’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the merger. As with any merger of financial institutions, there also may be disruptions that cause American and MidCarolina to lose customers or cause customers to withdraw their deposits from MidCarolina or American’s banking subsidiaries, or other unintended consequences that could have a material adverse effect on American’s results of operations or financial condition after the merger.

American National Bank may not be able to effectively integrate the operations of MidCarolina Bank and American National Bank.

The future operating performance of American and American National Bank will depend, in part, on the success of the merger of MidCarolina Bank and American National Bank. The success of the merger of the banks will, in turn, depend on a number of factors, including: American’s ability to (i) integrate the operations and branches of MidCarolina Bank and American National Bank; (ii) retain the deposits and customers of MidCarolina Bank and American National Bank; (iii) control the incremental increase in noninterest expense arising from the merger in a manner that enables the combined bank to improve its overall operating efficiencies; and (iv) retain and integrate the appropriate personnel of MidCarolina Bank into the operations of American National Bank, as well as reducing overlapping bank personnel. The integration of MidCarolina Bank and American National Bank following the merger will require the dedication of the time and resources of the banks’ management, and may temporarily distract managements’ attention from the day-to-day business of the banks. If American National Bank is unable to successfully integrate MidCarolina Bank, American National Bank may not be able to realize expected operating efficiencies and eliminate redundant costs.

The merger may distract management of American and MidCarolina from their other responsibilities.

The merger could cause the respective management groups of American and MidCarolina to focus their time and energies on matters related to the transaction that otherwise would be directed to their business and operations. Any such distraction on the part of either company’s management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of American or MidCarolina before the merger, or the business and earnings of the American after the merger.

Future results of the combined company may be materially different from those reflected in the unaudited pro forma condensed combined financial statements included in this document.

The unaudited pro forma condensed combined financial statements included in this document only show a combination of American’s and MidCarolina’s historical results, and they do not necessarily indicate the future financial condition or operating results of the combined company. American estimates that the combined company will record an aggregate of approximately $4.0 million, net of income tax effect, in merger-related expenses and restructuring charges. The actual charges may be higher or lower than estimated, depending upon how costly or difficult it is to integrate the two companies. These charges will decrease the capital of the combined company available for future profitable, income-earning investments.

If economic conditions deteriorate further, the ability of borrowers to repay loans and the value of the collateral securing loans will decrease, which could adversely affect American’s results of operations and financial condition.

Changes in prevailing economic conditions, including declining real estate values, changes in interest rates, adverse employment conditions, the monetary and fiscal policies of the federal government and other significant external events, may adversely affect American’s financial results. Because a significant portion of American’s loan portfolio is comprised of real estate related loans, continued decreases in real estate values could adversely affect the value of property used as collateral for loans in American’s loan portfolio. Although the adverse economic climate during the past several years has not severely impacted American due to its strict underwriting standards, further adverse changes in the economy could have a negative effect on the ability of borrowers to make timely repayments of their loans, which would have an adverse impact on American’s earnings.

American may need to raise additional capital in the future to continue to grow, but may be unable to obtain additional capital on favorable terms or at all.

Federal and state banking regulators require American and American National Bank to maintain adequate levels of capital to support their operations. Although American currently has no definitive plans for additional offices, other than in connection with the merger, its business strategy calls for it to continue to grow in its existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. Continued growth in American’s earning assets, which may result from internal expansion and new branch offices, at rates in excess of the rate at which its capital is increased through retained earnings, will reduce American’s capital ratios. If American’s capital ratios fell below “well capitalized” levels, American National Bank’s Federal Deposit Insurance Corporation deposit insurance assessment rate would increase until capital was restored and maintained at a “well capitalized” level. A higher assessment rate would cause an increase in the assessments American pays for federal deposit insurance, which would have an adverse effect on American’s operating results.

If, in the future, American needs to increase its capital to fund additional growth or satisfy regulatory requirements, its ability to raise that additional capital will depend on conditions at that time in the capital markets, economic conditions, American’s financial performance and condition, and other factors, many of which are outside its control. There is no assurance that American will be able to raise additional capital on terms favorable to it or at all. Any future inability to raise additional capital on terms acceptable to American may have a material adverse effect on its ability to expand operations, and on its financial condition, results of operations and future prospects.

Future issuances of common stock by American in connection with acquisitions or otherwise could dilute your ownership of American.

American may use its common stock to acquire other companies or to make investments in banks and other complementary businesses in the future. It may also issue common stock, or securities convertible into common stock, through public or private offerings, in order to raise additional capital in connection with future acquisitions, to satisfy regulatory capital requirements or for general corporate purposes. Any such stock issuances would dilute your ownership interest in American and may dilute the per share value of the common stock.

American is not obligated to pay cash dividends on its common stock.

American is a holding company and, currently, its sole source of funds for paying dividends to its shareholders is dividends it receives from American National Bank. American has paid quarterly cash dividends to holders of its common stock at a rate of $0.23 per share since the second quarter of 2007. However, American is not obligated to pay dividends in any particular amounts or at any particular times. Its decision to pay dividends in the future will depend on a number of factors, including its capital and the availability of funds from which dividends may be paid. See “Market for Common Stock and Dividends” on page 85 and “Description of American Capital Stock” on page 151.

MidCarolina’s directors and executive officers have interests in the merger that differ from the interests of MidCarolina’s other shareholders.

For MidCarolina shareholders, in deciding how to vote on the proposal to approve the merger agreement, you should be aware that directors and executive officers have interests in the merger that are different from, or in addition to, the interests of MidCarolina shareholders generally. Those interests may cause them to view the merger proposal differently than other MidCarolina shareholders view them. See “The Merger – Interests of Certain Persons in the Merger” on page 81.

Current holders of MidCarolina common stock will have less influence as holders of American common stock.

As a group, the current holders of common stock of MidCarolina will own approximately 21% of the outstanding common stock of American after the merger. Each current holder of MidCarolina common stock will own a smaller percentage of American than they currently own of MidCarolina. As a result, holders of MidCarolina common stock will have less influence on the management and policies of American than they currently have on the management and policies of MidCarolina.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. American and MidCarolina desire to take advantage of these “safe harbor” provisions with regard to the forward-looking statements in this proxy statement/prospectus and in the documents that are incorporated herein by reference. These forward-looking statements reflect the current views of American and MidCarolina with respect to future events and financial performance. Specifically, forward-looking statements may include:

•

statements relating to the ability of American and MidCarolina to timely complete the merger and the benefits thereof, including anticipated opportunities, synergies and cost savings estimated to result from the merger;

•	projections of revenues, expenses, income, income per share, net interest margins, asset growth, loan production, asset quality, deposit growth and other performance measures;

•	statements regarding expansion of operations, including branch openings, entrance into new markets, development of products and services, and execution of strategic initiatives;

•	discussion of the future state of the economy, competition, regulation, taxation, our business strategies, subsidiaries, investment risk and policies; and

•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements express the best judgment of American and MidCarolina based on currently available information and we believe that the expectations reflected in our forward-looking statements are reasonable.

By their nature, however, forward-looking statements often involve assumptions about the future. Such assumptions are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. As such, American and MidCarolina cannot guarantee you that the expectations reflected in our forward-looking statements actually will be achieved. Actual results may differ materially from those in the forward-looking statements due to, among other things, the following factors:

•	the businesses of American and MidCarolina may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe;

•	revenues following the merger may be lower than expected;

•	customer and employee relationships and business operations may be disrupted by the merger;

•	the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe, may be more difficult, time-consuming or costly than expected;

•	changes in general business, economic and market conditions;

•	changes in fiscal and monetary policies, and laws and regulations;

•	changes in interest rates, deposit flows, loan demand and real estate values;

•	a deterioration in credit quality and/or a reduced demand for, or supply of, credit;

•	volatility in the securities markets generally or in the market price of American’s stock specifically; and

•	the risks outlined in “Risk Factors” beginning on page 25.

We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of a document incorporated herein by reference, as of the date of that document. Except as required by law, neither American nor MidCarolina undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by American and MidCarolina. See “Where You Can Find More Information” beginning on page 162 for a list of the documents incorporated herein by reference.

THE AMERICAN SPECIAL MEETING

Date, Place and Time

This proxy statement/prospectus is first being mailed on or about [•], 2011 to American shareholders who held shares of common stock, par value $1.00 per share, on the record date for the American special meeting of shareholders. This proxy statement/prospectus is accompanied by the notice of the special meeting and a form of proxy that is solicited by the board of directors of American for use at the special meeting to be held on [•], 2011, at [•]: [•] [•].m. local time, at the [•], which is located at [•], Danville, Virginia, and at any adjournments or postponements of that meeting.

Purpose of the American Special Meeting

At the special meeting, the shareholders of American will be asked:

•

to approve a proposal to issue up to approximately 1,750,000 shares of American common stock to MidCarolina shareholders in accordance with the merger agreement, as more fully described in this proxy statement/prospectus; and

•

to approve a proposal to adjourn or postpone the meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the issuance of shares of American common stock to MidCarolina shareholders.

Recommendation of the American Board of Directors

The American board believes that the proposed merger with MidCarolina is fair to and is in the best interests of American and its shareholders and unanimously recommends that shareholders vote “FOR” each of the proposals that will be presented at the American special meeting as described in this proxy statement/prospectus.

Record Date and Voting Rights; Quorum

The American board of directors has fixed the close of business on [•], 2011 as the record date for determining the shareholders entitled to notice of and to vote at the special meeting or any postponements or adjournments thereof. Accordingly, you are only entitled to notice of and to vote at the special meeting if you were a record holder of American common stock at the close of business on the record date. At that date, [•] shares of American common stock were outstanding.

To have a quorum that permits American to conduct business at the American special meeting, we require the presence, whether in person or by proxy, of the holders of American’s common stock representing a majority of the shares outstanding on the record date. You are entitled to one vote for each outstanding share of American common stock you held as of the close of business on the record date.

Holders of shares of American common stock present in person at the special meeting but not voting, and shares of the common stock for which proxy cards are received indicating that their holders have abstained, will be counted as present at the special meeting for purposes of determining whether there is a quorum for transacting business. Shares held in street name that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal. These broker non-votes will, however, be counted for purposes of determining whether a quorum exists.

Votes Required

Vote required to approve the issuance of common stock to MidCarolina shareholders. The approval of the issuance of up to approximately 1,750,000 shares of American common stock to MidCarolina shareholders in the merger requires the affirmative vote of a majority of the total votes cast on the proposal.

Failures to vote, abstentions and broker non-votes will not count as votes cast.

Vote Required for Adjournment or Postponement of the American Special Meeting. Approval of any motion to adjourn or postpone the special meeting to permit further solicitation of proxies to approve the issuance of shares of American common stock to MidCarolina shareholders requires the affirmative vote of a majority of the shares of American common stock voted at the special meeting, whether or not a quorum is present.

Failures to vote, abstentions and broker non-votes will not count as votes cast and will have no effect for purposes of determining whether a proposal to adjourn or postpone the special meeting has been approved.

Stock Ownership of American Executive Officers and Directors

As of the record date, directors and executive officers of American and their affiliates beneficially owned and were entitled to vote approximately [•] shares of American common stock at the American special meeting. These shares represent approximately [•]% of the aggregate voting power of American shares entitled to vote at the special meeting.

Voting at the American Special Meeting

Record Holders. If your shares of American common stock are held of record in your name, your shares can be voted at the American special meeting in either of the following ways:

•	You can attend the American special meeting and vote in person. A ballot will be provided for your use at the meeting.

•

You can vote your shares by using the proxy card which is enclosed for your use in connection with the special meeting. If you complete and sign the proxy card and return it in the enclosed postage-paid envelope, you will be appointing the “proxies” named in the proxy card to vote your shares for you at the meeting. The authority you will be giving the proxies is described in the proxy card. When your proxy card is returned properly executed, the shares of American common stock represented by it will be voted at the American special meeting in accordance with the instructions contained in the proxy card.

If proxy cards are returned properly executed without an indication as to how the proxies should vote, the American common stock represented by each such proxy card will be considered to be voted: (i) ”FOR” the proposal to issue up to approximately 1,750,000 shares of American common stock to MidCarolina shareholders and (ii) “FOR” any proposal to adjourn or postpone the meeting to permit the further solicitation of proxies.

If the special meeting is postponed or adjourned, all proxy cards will be voted at the reconvened special meeting in the same manner as they would have been voted at the originally scheduled special meeting, except for any proxy cards that have been properly withdrawn or revoked.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card whether or not you plan to attend the American special meeting in person.

Shares Held in “Street Name.” Only the record holders of shares of American common stock, or their appointed proxies, may vote those shares. As a result, if your shares of American common stock are held for you in “street name” by a broker or other nominee, such as a bank or custodian, then only your broker or nominee (i.e. the record holder) may vote them for you, or appoint the proxies to vote them for you, unless you previously have made arrangements for your broker or nominee to assign its voting rights to you or for you to be recognized as the person entitled to vote your shares. You will need to follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares by following the instructions you received from your broker or nominee with your copy of this proxy statement/prospectus. Brokers and other nominees who hold shares in street name for their clients typically have the discretionary authority to vote those shares on “routine” proposals when they have not received instructions from beneficial owners of the shares. However, they may not vote those shares on non-routine matters (including the proposal to approve the issuance of shares of American common stock to MidCarolina shareholders in the merger) unless their clients give them voting instructions. To ensure that your shares are represented at the American special meeting and voted in the manner you desire, it is important that you instruct your broker or nominee as to how it should vote your shares.

If your shares are held in “street name” and you wish to vote them in person at the American special meeting, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote your shares yourself at the meeting.

Revocation of Proxies

Record Holders. If you are the record holder of shares of American common stock and you sign and return a proxy card and you later wish to revoke the authority or change the voting instructions you gave the proxies, you can do so at any time before the voting takes place at the American special meeting by taking the appropriate action described below.

To change the voting instructions you gave the proxies:

•

you can complete, sign and submit a new proxy card, dated after the date of your original proxy card, which contains your new instructions, and submit it so that it is received before the voting takes place at the American special meeting.

The proxies will follow the last voting instructions received from you before the special meeting.

To revoke your proxy card:

•	you can give American’s Corporate Secretary a written notice, before the voting takes place at the special meeting, that you want to revoke your proxy card; or

•

you can attend the special meeting and vote in person or notify American’s Corporate Secretary that you want to revoke your proxy card and vote your shares in person. Simply attending the special meeting alone, without voting in person or notifying American’s Corporate Secretary, will not revoke your proxy card.

You must submit your new proxy card or notice of revocation addressed to American’s Corporate Secretary at American National Bankshares Inc., Attention: Corporate Secretary, 628 Main Street, Danville, Virginia 24541, no later than the beginning of the American special meeting or, if the special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If you need assistance in changing or revoking your proxy, please contact American’s Investor Relations by calling (434) 792-5111 or by writing to American National Bankshares Inc., 628 Main Street, Danville, Virginia 24541, Attention: Investor Relations.

Shares Held in “Street Name.” If your shares are held in “street name” and you want to change or revoke voting instructions you have given to the record holder of your shares, you must follow your bank’s, broker’s, custodian’s or nominee’s directions.

Solicitation of Proxies

This solicitation is made on behalf of the American board of directors, and American will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to shareholders. Proxies may be solicited, without extra compensation, by American’s officers and employees by mail, electronic mail, telephone, fax or personal interviews. American will also reimburse brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions.

THE MIDCAROLINA SPECIAL MEETING

Date, Place and Time

This proxy statement/prospectus is first being mailed on or about [•], 2011 to MidCarolina shareholders who held (i) shares of common stock, no par value per share, and (ii) shares of Series A preferred stock, no par value per share, on the record date for the MidCarolina special meeting of shareholders. This proxy statement/prospectus is accompanied by the notice of the special meeting and, in the case of holders of MidCarolina common stock, a form of proxy that is solicited by the board of directors of MidCarolina for use at the special meeting to be held on [•], 2011, at [•]: [•] [•].m. local time, at the [•], which is located at [•], Burlington, North Carolina, and at any adjournments or postponements of that meeting.

Purpose of the MidCarolina Special Meeting

At the special meeting, the holders of MidCarolina common stock will be asked:

•	to approve the merger agreement and the transactions contemplated thereby, as more fully described in this proxy statement/prospectus; and

•

to approve a proposal to adjourn or postpone the meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the merger agreement.

Recommendation of the MidCarolina Board of Directors

The MidCarolina board believes that the proposed merger with American is fair to and is in the best interests of MidCarolina and its shareholders and unanimously recommends that holders of MidCarolina common stock vote “FOR” each of the proposals that will be presented at the MidCarolina special meeting as described in this proxy statement/prospectus.

Record Date and Voting Rights; Quorum

The MidCarolina board of directors has fixed the close of business on [•], 2011 as the record date for determining the holders of MidCarolina common stock entitled to notice of and to vote at the special meeting or any postponements or adjournments thereof. Holders of Series A preferred stock are entitled to notice of the special meeting, but are not entitled to vote at the special meeting. Accordingly, you are only entitled to vote at the special meeting if you were a record holder of MidCarolina common stock at the close of business on the record date. At that date, [•] shares of MidCarolina common stock were outstanding.

To have a quorum that permits MidCarolina to conduct business at the MidCarolina special meeting, we require the presence, whether in person or by proxy, of the holders of MidCarolina’s common stock representing a majority of the shares outstanding on the record date. You are entitled to one vote for each outstanding share of MidCarolina common stock you held as of the close of business on the record date.

Holders of shares of MidCarolina common stock present in person at the special meeting but not voting, and shares of the common stock for which proxy cards are received indicating that their holders have abstained, will be counted as present at the special meeting for purposes of determining whether there is a quorum for transacting business. Shares held in street name that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal. These broker non-votes will, however, be counted for purposes of determining whether a quorum exists.

Votes Required

Vote Required for Approval of the Merger Agreement and the Merger. The approval of the merger agreement and the transactions contemplated thereby requires the affirmative vote of at least a majority of the shares of MidCarolina common stock outstanding on the record date for the special meeting.

Failures to vote, abstentions and broker non-votes will not count as votes cast. Because, however, approval of the merger agreement and the transactions contemplated thereby require the affirmative vote of at least a majority of the shares of MidCarolina common stock outstanding on the record date, failures to vote, abstentions and broker non-votes will have the same effect as votes against the merger.

Vote Required for Adjournment or Postponement of the MidCarolina Special Meeting. Approval of any motion to adjourn or postpone the special meeting to permit further solicitation of proxies to approve the merger agreement requires the affirmative vote of a majority of the shares of MidCarolina common stock voted at the special meeting, whether or not a quorum is present.

Failures to vote, abstentions and broker non-votes will not count as votes cast and will have no effect for purposes of determining whether a proposal to adjourn or postpone the special meeting has been approved.

Stock Ownership of MidCarolina Executive Officers and Directors

As of the record date, directors and executive officers of MidCarolina and their affiliates beneficially owned and were entitled to vote approximately [•] shares of MidCarolina common stock at the MidCarolina special meeting. These shares represent approximately [•]% of the aggregate voting power of MidCarolina shares entitled to vote at the special meeting. Each director and executive officer of MidCarolina has entered into an agreement with American pursuant to which he or she has agreed to vote all of their shares in favor of the merger agreement, except that certain shares they hold in a fiduciary capacity or for which they have no voting or dispositive power are not covered by the agreement.

Voting at the MidCarolina Special Meeting

Record Holders. If your shares of MidCarolina common stock are held of record in your name, your shares can be voted at the MidCarolina special meeting in any of the following ways:

•	You can attend the MidCarolina special meeting and vote in person. A ballot will be provided for your use at the meeting.

•

You can vote your shares by using the proxy card which is enclosed for your use in connection with the special meeting. If you complete and sign the proxy card and return it in the enclosed postage-paid envelope, you will be appointing the “proxies” named in the proxy card to vote your shares for you at the meeting. The authority you will be giving the proxies is described in the proxy card. When your proxy card is returned properly executed, the shares of MidCarolina common stock represented by it will be voted at the MidCarolina special meeting in accordance with the instructions contained in the proxy card.

If proxy cards are returned properly executed without an indication as to how the proxies should vote, the MidCarolina common stock represented by each such proxy card will be considered to be voted: (i) ”FOR” the proposal to approve the merger agreement and the transactions contemplated thereby; and (ii) “FOR” any proposal to adjourn or postpone the meeting to permit the further solicitation of proxies.

If the special meeting is postponed or adjourned, all proxy cards will be voted at the reconvened special meeting in the same manner as they would have been voted at the originally scheduled special meeting, except for any proxy cards that have been properly withdrawn or revoked.

•

You can appoint the proxies to vote your shares for you by going to the Internet website www.midcarolinabank.com/proxy. When you are prompted for your “control number,” enter the number printed just above your name on the enclosed proxy card, and then follow the instructions provided. You may vote by Internet only until 5:00 p.m. Eastern Daylight Time on [•], 2011, which is the day before the MidCarolina special meeting date. If you vote by Internet, you need not sign and return a proxy card. Under North Carolina law, you will be appointing the proxies to vote your shares on the same terms as are described above and with the same authority as if you completed, signed and returned a proxy card. The authority you will be giving the proxies is described in the proxy card.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card, or follow the instructions above to vote by Internet, whether or not you plan to attend the MidCarolina special meeting in person.

Shares Held in “Street Name.” Only the record holders of shares of MidCarolina common stock, or their appointed proxies, may vote those shares. As a result, if your shares of MidCarolina common stock are held for you in “street name” by a broker or other nominee, such as a bank or custodian, then only your broker or nominee (i.e. the record holder) may vote them for you, or appoint the proxies to vote them for you, unless you previously have made arrangements for your broker or nominee to assign its voting rights to you or for you to be recognized as the person entitled to vote your shares. You will need to follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares by following the instructions you received from your broker or nominee with your copy of this proxy statement/prospectus. Brokers and other nominees who hold shares in street name for their clients typically have the discretionary authority to vote those shares on “routine” proposals when they have not received instructions from beneficial owners of the shares. However, they may not vote those shares on non-routine matters (including the proposal to approve the merger agreement) unless their clients give them voting instructions. To ensure that your shares are represented at the MidCarolina special meeting and voted in the manner you desire, it is important that you instruct your broker or nominee as to how it should vote your shares.

If your shares are held in “street name” and you wish to vote them in person at the MidCarolina special meeting, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote your shares yourself at the meeting.

Revocation of Proxies

Record Holders. If you are the record holder of shares of MidCarolina common stock and you sign and return a proxy card or appoint the proxies by Internet and you later wish to revoke the authority or change the voting instructions you gave the proxies, you can do so at any time before the voting takes place at the MidCarolina special meeting by taking the appropriate action described below.

To change the voting instructions you gave the proxies:

•

you can complete, sign and submit a new proxy card, dated after the date of your original proxy card, which contains your new instructions, and submit it so that it is received before the voting takes place at the MidCarolina special meeting; or;

•

if you appointed the proxies by Internet, you can go to the same Internet website (www.midcarolinabank.com/proxy), before 5:00 p.m. Eastern Daylight Time on [•], 2011 (the day before the special meeting), enter the same control number (printed just above your name on the enclosed proxy card) that you previously used to appoint the proxies, and then change your voting instructions.

The proxies will follow the last voting instructions received from you before the special meeting.

To revoke your proxy card or your appointment of the proxies by Internet:

•	you can give MidCarolina’s Corporate Secretary a written notice, before the voting takes place at the special meeting, that you want to revoke your proxy card or Internet appointment; or

•

you can attend the special meeting and vote in person or notify MidCarolina’s Corporate Secretary that you want to revoke your proxy card or Internet appointment and vote your shares in person. Simply attending the special meeting alone, without voting in person or notifying MidCarolina’s Corporate Secretary, will not revoke your proxy card or Internet appointment.

You must submit your new proxy card or notice of revocation addressed to MidCarolina’s Corporate Secretary at MidCarolina Financial Corporation, Attention: Corporate Secretary, 3101 South Church Street, Burlington, North Carolina 27216, no later than the beginning of the MidCarolina special meeting or, if the special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If you need assistance in changing or revoking your proxy, please contact MidCarolina’s Corporate Secretary by calling (336) 538-1600 or by writing to MidCarolina Financial Corporation, 3101 South Church Street, Burlington, North Carolina 27216, Attention: Corporate Secretary.

Shares Held in “Street Name.” If your shares are held in “street name” and you want to change or revoke voting instructions you have given to the record holder of your shares, you must follow your bank’s, broker’s, custodian’s or nominee’s directions.

Solicitation of Proxies

This solicitation is made on behalf of the MidCarolina board of directors, and MidCarolina will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to shareholders. Proxies may be solicited, without extra compensation, by MidCarolina’s officers and employees by mail, electronic mail, telephone, fax or personal interviews. In addition, MidCarolina has engaged Morrow & Co., LLC to assist it in the distribution and solicitation of proxies for a fee of $5,000 plus reasonable expenses. MidCarolina will reimburse brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions.

THE MERGER

The following is a summary description of the material aspects of the merger agreement and the merger. This description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus. We urge you to read the merger agreement in its entirety.

General

The American board of directors and the MidCarolina board of directors have each approved the merger agreement, which provides for the merger of MidCarolina with and into a newly-formed merger subsidiary of American.

Each share of MidCarolina common stock issued and outstanding before the merger will be converted into the right to receive 0.33 shares of American common stock. We sometimes refer to this as the “exchange ratio.” The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the effective date of the merger. In addition, each share of MidCarolina Series A preferred stock issued and outstanding before the merger will be converted into the right to receive one share of American Series A preferred stock. American has never issued preferred stock, and does not have any preferred stock outstanding as of the date of this proxy statement/prospectus. The American Series A preferred stock is being established in connection with the merger to have substantially identical terms, preferences and rights as the MidCarolina Series A preferred stock. The form of the articles of amendment to American’s articles of incorporation establishing the American Series A preferred stock is attached as Exhibit 1.3(a) to the merger agreement, a copy of which is attached as Appendix A to the proxy statement/prospectus. No fractional shares will be issued, and cash will be paid instead. Shares of MidCarolina common stock and Series A preferred stock issued and outstanding before the merger will be cancelled upon completion of the merger.

Shares of MidCarolina common stock or MidCarolina Series A preferred stock held by MidCarolina shareholders who have elected dissenters’ rights will not be converted into the right to receive shares of American common stock or American Series A preferred stock upon consummation of the merger. Shareholders who wish to assert their dissenters’ rights and comply with the procedural requirements of Article 13 of the North Carolina BCA, will be entitled to receive payment of the fair value of their shares in cash in accordance with North Carolina law. For more information regarding the exercise of these rights, see “— Dissenters’ and Appraisal Rights.”

As of the date of this proxy statement/prospectus, American expects that it will issue approximately 1,750,000 shares of American common stock to the holders of MidCarolina common stock and 5,000 shares of American Series A preferred stock to the holders of MidCarolina Series A preferred stock in the merger, assuming no shareholders of MidCarolina exercise their dissenters’ rights. At the completion of the merger, it is expected that there will be issued and outstanding approximately [•] million shares of American common stock, with current American shareholders owning approximately 79% of American’s outstanding common stock, on a fully diluted basis, and former holders of MidCarolina common stock owning approximately 21% of American’s outstanding common stock on a fully diluted basis.

After the merger, it is expected that the merger subsidiary will merge with and into American and that MidCarolina Bank, the North Carolina chartered bank subsidiary of MidCarolina, will merge with and into American National Bank and Trust Company, the national bank subsidiary of American. American National Bank will be the surviving bank.

Background of the Merger

Each of American’s and MidCarolina’s board of directors has periodically engaged with senior management in reviews of its respective company’s business and strategic direction and has considered ways to enhance its company’s performance and prospects in light of competitive and other relevant developments. These reviews have focused on, among other things, the business environment facing financial institutions generally, as well as conditions and ongoing consolidation in the financial services industry. For each company, these reviews have also included periodic discussions with respect to potential transactions that would further its strategic objectives, and the potential benefits and risks of those transactions, and from time to time have focused on the possibility of a merger with another banking organization.

Over the past several years, American National Bank and MidCarolina Bank have developed a business relationship relating to loan participations. During the course of that relationship, Charles H. Majors, president and chief executive officer of American, and Charles T. Canaday, Jr., president and chief executive officer of MidCarolina, on occasion have discussed the business relationship, their respective companies and the financial services industry in general.

In late 2009, senior management of American held general discussions with representatives of Keefe, Bruyette & Woods, Inc., a nationally recognized investment banking firm, about the current business environment for community banks, American’s strategy and possible bank acquisitions for American.

On February 16, 2010, the board of directors of American held its regularly scheduled board meeting during which KBW recommended several merger candidates, one of which was MidCarolina. The American board discussed with KBW various financial and strategic aspects concerning merger transactions in general. In the discussion about MidCarolina, it was observed that American has had a presence along the Virginia-North Carolina border for over 100 years, and that the MidCarolina franchise was particularly attractive because its primary market area is adjacent to American’s core banking market.

On February 18, 2010, Messrs. Majors and Canaday met to discuss the current business environment for community banks and the strategic opportunities available for American and MidCarolina. At this meeting, Mr. Majors informed Mr. Canaday that American may be interested in pursuing a merger transaction with MidCarolina if MidCarolina was interested in such a transaction.

On February 23, 2010, Mr. Canaday informed the MidCarolina board of the February 18th meeting with Mr. Majors, and, after a short and informal discussion regarding American’s expression of interest, the board concluded that members of the board should have a discussion with American’s management to gather further information regarding American and whether the board should explore the possibilities of a transaction with American.

On March 16, 2010, Mr. Majors informed the American board of his meeting with Mr. Canaday on February 18. At this meeting, the American board engaged in a brief and general discussion about a proposed merger with MidCarolina. The American board then authorized senior management to evaluate further a possible transaction with MidCarolina.

On March 19, 2010, Mr. Majors and two outside directors of American (Ben J. Davenport, Jr. and Lester A. Hudson, Jr.) met with Mr. Canaday and three outside directors of MidCarolina (James R. Copland III, F.D. Hornaday, III and John K. Roberts) on an informal basis for the purpose of understanding each company’s business, operations, culture and philosophy. No specific terms of a potential merger were discussed at this meeting. During late March and into April 2010, preliminary discussions between senior management of American and MidCarolina occurred regarding a merger transaction.

On April 13, 2010, Mr. Majors met again with Mr. Canaday. At this meeting, Mr. Canaday informed Mr. Majors that MidCarolina was considering its various strategic business alternatives, which included staying independent, pursuing a business combination transaction with American and pursuing a business combination with other potential merger partners.

At its regularly scheduled board meeting on May 25, 2010, the MidCarolina board discussed MidCarolina Bank’s financial performance, capital level and loan portfolio and management’s and the board’s strategy for dealing with issues it expected to be identified in a memorandum of understanding that the board would be asked to enter into with the bank’s regulators, as well as MidCarolina’s strategic options and the engagement of a financial advisor.

On June 22, 2010, at a regular board meeting, the MidCarolina board authorized the engagement of Stifel, Nicolaus & Company, Incorporated, a nationally recognized investment banking firm, to advise MidCarolina with respect to its strategic options and business planning.

From April through June 2010, informal discussions on a potential merger transaction continued between senior management of the two companies. As a result of these early stage discussions, during the first half of July 2010, American’s senior management began to consider in more detail the potential financial, operational, governance and other terms and conditions of a combination with MidCarolina. These internal meetings focused on, among other things, that the merger would be an all-stock transaction, the composition of the board for the combined company post-merger and the establishment of a focused North Carolina banking division.

On July 17, 2010, Stifel delivered to American a proposed confidentiality agreement covering information that each of American and MidCarolina might share with the other if discussions between them were to continue. On July 27-28, 2010, American and MidCarolina each executed a confidentiality agreement.

On August 4, 2010, Mr. Majors and two outside directors of American (Mr. Davenport and Claude B. Owen, Jr.) made a presentation to the MidCarolina board about American and its business operations and provided their view of how a potential merger of their organizations might be structured. Representatives of KBW and Stifel were also in attendance at the meeting. The American representatives suggested that a merger could be an all-stock transaction and that there could be a fairly apportioned board for the combined company considering the post-merger ownership interests of American and MidCarolina common shareholders, with an advisory board made up of directors of MidCarolina and MidCarolina Bank to serve the North Carolina market of the combined company that would result from such a transaction. At the meeting, the American representatives expressed a desire that MidCarolina’s board enter into more formal discussions with them and requested that MidCarolina provide American with additional business information on the financial condition of MidCarolina, specifically with respect to MidCarolina’s loan portfolio, that American would need before it could make a formal offer to acquire MidCarolina and determine what the terms of its offer would be.

At a special meeting of the MidCarolina board on August 9, 2010, representatives of Stifel met with the board and discussed American’s presentation and their assessment of American as a merger partner, MidCarolina’s strategic options (including remaining independent) based on its then-current financial condition and profitability, MidCarolina’s prospects for and costs associated with raising additional capital to support continued operations and growth, recent financial institution merger trends and activity, and other potential merger options. After Stifel’s presentation, the MidCarolina board authorized senior management and Stifel to continue merger discussions with the senior management of American and KBW.

On August 17, 2010, at a regular meeting of the American board, senior management provided the board with a status report with respect to the proposed merger with MidCarolina following the August 4th meeting with MidCarolina’s board. KBW also informed the board about its discussions with Stifel concerning the proposed transaction. At this meeting, the American board authorized the engagement of KBW to advise American on the financial aspects of a merger with MidCarolina.

In late August 2010, American began an in-depth due diligence review of MidCarolina. In early September 2010, Thurmond, Clower & Associates LLC, a regional consulting firm specializing in the financial services industry (“Thurmond Clower”), was engaged by American to perform due diligence on MidCarolina’s loan portfolio, loan operations and credit administration. Following receipt of the due diligence report of Thurmond Clower in mid-September 2010, American performed additional due diligence on MidCarolina’s loan portfolio, loan operations and credit administration.

At a special meeting on October 7, 2010, the American board was briefed on the discussions that senior management was having with senior management of MidCarolina regarding a possible merger and the results of the due diligence review, including the Thurmond Clower report. The American board also received a detailed presentation by representatives of KBW about the characteristics and rationale of a merger with MidCarolina, including a financial analysis of the combined company after the merger. After KBW’s presentation, the board encouraged American senior management to continue exploring the merger with its MidCarolina counterparts and approved management to submit a formal offer to MidCarolina to exchange 0.321 shares of American common stock for each share of MidCarolina common stock.

On October 19, 2010, the MidCarolina board held a regular meeting at which representatives of Stifel reviewed and provided their analysis of American’s offer, and they continued their discussion with the board regarding MidCarolina’s strategic options, including other potential acquirers and the prices paid in other recent merger transactions involving target companies similar to MidCarolina. On October 26, 2010, at a MidCarolina board special meeting, the board continued its discussion with representatives of Stifel regarding American’s offer. At this meeting, the MidCarolina board instructed senior management and Stifel to continue negotiations with the senior management of American and KBW with a view towards increasing the exchange ratio.

On November 9, 2010, the MidCarolina board held a special meeting during which senior management and representatives of Stifel reported to the board on the continued negotiations with American, including that American’s senior management had agreed to recommend to American’s board an increased exchange ratio offer of 0.33 shares of American common stock for each MidCarolina common share. After a thorough discussion of the revised offer and the proposed transaction terms, and continued discussion of MidCarolina’s strategic options, including remaining independent or seeking other merger partners, and the board’s assessment of American, including its financial condition and performance during the recent economic conditions effecting the financial institutions industry, the MidCarolina board determined that the revised offer would be acceptable and to move forward with the proposed transaction, subject to satisfactory completion of MidCarolina’s reverse due diligence review of American and the negotiation of a mutually satisfactory definitive agreement.

On November 16, 2010, the board of directors of American held a special meeting during which American’s senior management presented updated information on its due diligence investigation of MidCarolina. The American board received a summary of the terms of the merger and discussed various aspects of the proposed combination of American and MidCarolina, including that MidCarolina would strongly consider a revised exchange ratio offer of 0.33 shares of American common stock for each share of MidCarolina common stock. At this meeting, the American board further considered the merger and approved the 0.33 exchange ratio, and authorized senior management to proceed towards a merger with MidCarolina and to begin negotiations that would lead to a definitive agreement in accordance with earlier communications with MidCarolina.

At this time, the parties and their financial advisors commenced further mutual due diligence reviews, and the legal advisors of American and MidCarolina began their initial mutual due diligence reviews. Counsel for the parties also began drafting the transaction documents to reflect the terms and conditions of the merger pursuant to the discussions between American and MidCarolina and their financial advisors. Due diligence continued over the course of the next several weeks, as the parties and their counsel continued to negotiate the terms of the definitive merger agreement and other related agreements. MidCarolina also engaged Credit Risk Management, L.L.C., a regional consulting firm specializing in loan portfolio review and consulting for community banks (“CRM”), to perform due diligence on American’s loan portfolio, loan operations and credit administration, including American’s mortgage loan operations. On December 3, 2010, MidCarolina received the due diligence report of CRM, which was satisfactory to MidCarolina.

During the first two weeks of December 2010, the parties reached agreement on most of the remaining non-financial terms of the proposed merger and substantially complete drafts of the merger agreement and the other related agreements were circulated.

On December 14, 2010, the MidCarolina board met to receive further information from its financial advisors and from senior management, and to review the merger agreement with its legal counsel. Management reported on the due diligence investigation of American and on the results of the negotiations with American. Representatives of Ward and Smith, P.A., MidCarolina’s legal counsel, reviewed the legal standards applicable to the board with respect to its consideration of the proposed merger. Counsel also reviewed with the MidCarolina board the terms of the definitive merger agreement that had been negotiated between the parties.

After receiving Stifel’s presentation and an explanatory review of the terms and conditions of the proposed merger agreement from MidCarolina’s legal counsel, and after review and discussion among members of the MidCarolina board of directors, including consideration of the factors described under “— MidCarolina’s Reasons for the Merger; Recommendation of MidCarolina’s Board of Directors,” the MidCarolina board adjourned the special meeting and reconvened the next day, December 15, to further consider the merger. During the adjourned session on December 15, Stifel rendered its oral opinion, which was later confirmed in writing, to the MidCarolina board that the per share merger consideration to be received by the shareholders of MidCarolina common stock from American in the merger is fair, from a financial point of view, to such shareholders (see “— Opinion of MidCarolina’s Financial Advisor”). After receiving Stifel’s opinion, and, after further consider the factors described under “MidCarolina’s Reasons for the Merger Recommendation of MidCarolina’s Board of Directors,” the MidCarolina board of directors determined that the merger with American and the related transactions and agreements were in the best interest of MidCarolina and its shareholders and voted to unanimously approve the proposed merger agreement and to approve the related transactions and agreements, and to recommend them to the shareholders of MidCarolina.

On December 15, 2010, the board of directors of American held a special meeting with senior management and its outside financial and legal advisors. Management reviewed for the American board the progress of its negotiations with MidCarolina and reported on the status of its due diligence review of MidCarolina. KBW reviewed with the American board of directors the structure and other terms of the proposed transaction and financial information regarding MidCarolina, American and the transaction, information regarding peer companies and comparable transactions and other relevant analyses. In connection with the deliberations by the American board, KBW rendered to the board its oral opinion (subsequently confirmed in writing), as described under the “— Opinion of American’s Financial Advisor,” that as of the date of its opinion, the exchange ratio was fair, from a financial point of view, to American.

At that meeting, representatives of LeClairRyan, A Professional Corporation, American’s legal counsel, discussed with the American board of directors the legal standards applicable to its decisions and actions with respect to its consideration of the proposed merger, and reviewed the legal terms of the proposed merger agreement and related transaction agreements.

After review and discussion among members of the American board of directors, including consideration of the factors described under “— American’s Reasons for the Merger; Recommendation of American’s Board of Directors,” the American board determined that the transactions contemplated by the merger agreement and the related transactions and agreements are advisable and in the best interests of American and its shareholders and the directors voted to approve the merger with MidCarolina, to approve and adopt the merger agreement and to approve the related transactions and agreements.

Following the completion of the meetings of the American board and the MidCarolina board on December 15, 2010, the merger agreement and related agreements were placed in final form and were executed and delivered. The transaction was announced before the market opened on December 16, 2010 in a press release issued jointly by American and MidCarolina.

American’s Reasons for the Merger; Recommendation of American’s Board of Directors

In reaching its decision to adopt the merger agreement and recommend approval of the merger related matters to shareholders, the American board of directors consulted with senior management, as well as with its outside financial and legal advisors, and considered a number of factors, including, but not limited to, the following:

•

its belief that the merger is consistent with American’s expansion strategy in North Carolina, that MidCarolina’s banking operations are located in a growth market for American and that the merger will complement American’s existing banking network and result in a natural expansion of American’s current North Carolina operations;

•

its belief that MidCarolina is a high quality community banking franchise with strong management and leadership, with a compatible business culture and a shared approach to customer service, as well as sharing similar demographic, economic and financial market characteristics with American;

•	its knowledge and review of MidCarolina’s financial condition, earnings, business operations and prospects, taking into account the results of American’s due diligence investigation of MidCarolina;

•

its knowledge and analysis of the current environment in the financial services industry, including the difficult economic conditions and the associated credit quality and capital issues facing the banking industry, continuing consolidation, the interest rate environment, higher operating costs resulting from regulatory initiatives and compliance mandates, trends in technology, increasing nationwide competition, and the likely effects of these factors on the companies’ potential growth, performance and strategic options;

•

the fact that the merger would create one of the largest independent community banking organization serving Virginia and North Carolina, based on currently estimated pro forma assets ($1.4 billion), total net loans ($887.2 million) and total deposits ($1.1 billion);

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its belief that American’s increased size and scale, including its significantly larger capital base (approximately $147.0 million), and quality of operations would better position it to compete and grow its business;

•	the potential cost saving opportunities and the related potential impact on American’s earnings;

•	its belief that the combined company will be positioned to benefit from increased lending capacity;

•

its determination that an exchange ratio for the outstanding shares of MidCarolina common stock that is fixed and not subject to adjustment is appropriate to reflect the strategic purpose of the merger and consistent with market practice for mergers of this type and that a fixed exchange ratio fairly captures the respective ownership interests of the American and MidCarolina shareholders based on fundamental valuation assessments and avoids fluctuations caused by near-term market volatility;

•

the financial analyses and presentation of KBW, and its oral and written opinions that, as of December 15, 2010, the exchange ratio was fair, from a financial point of view, to American (see “— Opinion of American’s Financial Advisor”);

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the corporate governance aspects of the transaction, including the post-merger board composition, the designation of Mr. Canaday to lead North Carolina Banking for American National Bank and the establishment of an advisory board of American National Bank to serve the North Carolina market; and

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its assessment of the likelihood that the merger would be completed in a timely manner without unacceptable regulatory conditions or requirements, including that no branch divestitures would likely be required, and the ability of the management team to successfully integrate and operate the businesses of American and MidCarolina after the merger.

The American board also considered the risks and potential negative factors outlined below, but concluded that the anticipated benefits of combining with MidCarolina were likely to outweigh substantially these risks and factors. The risk factors included:

•	the potential for an initial negative impact on the market price of American common stock;

•	the possibility that the merger and related integration process could result in the loss of key employees, the disruption of American’s on-going business and the loss of customers;

•	the possibility of encountering difficulties in achieving cost savings in the amount currently estimated or in the timeframe currently contemplated;

•	the substantial merger and integration related expenses, estimated at approximately $4.0 million (after-tax) for the combined company; and

•

the risks of the type and nature described under “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors,” and in filings of American incorporated in this proxy statement/prospectus by reference.

The foregoing discussion of the factors considered by American’s board of directors is not intended to be exhaustive, but is believed to include all the material factors considered by American’s board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and recommend that shareholders vote

“FOR” the approval of the issuance of up to [•] million shares of American common stock in the merger. In addition, individual members of the American board of directors may have given differing weights to different factors. The board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, American management and outside financial and legal advisors. The board considered all of the foregoing factors as a whole and, on balance, supported a favorable determination to approve the merger and recommend that shareholders approve the issuance of shares of American common stock to MidCarolina common shareholders in the merger.

It should be noted that this explanation of the American board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

The American board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of American and its shareholders and approved and adopted the merger agreement. The American board unanimously recommends that shareholders vote “FOR” the approval of the issuance of American common stock in the merger and the approval to adjourn or postpone the American special meeting, if necessary.

MidCarolina’s Reasons for the Merger; Recommendation of MidCarolina’s Board of Directors

In reaching its decision to adopt and approve the merger agreement and recommend approval of the merger agreement to holders of MidCarolina’s common stock, the MidCarolina board of directors consulted with senior management, as well as with its outside financial and legal advisors, and it evaluated the increasing difficulty MidCarolina faces, as an independent financial institution, in maintaining and improving performance and value for its shareholders in the economic environment currently affecting the banking industry as a whole. Recent economic conditions have had significant negative effects on the profitability, credit quality and market prices of financial institutions of all sizes, but particularly so in the case of smaller community-oriented institutions, and the board believes that economic recovery and improvements in banks’ profits and market values will be a slow process. These effects are underscored by MidCarolina’s recent performance and increased levels of nonperforming loans, and by its and MidCarolina Bank’s memorandums of understanding with federal and state regulators. (See “Information About MidCarolina Financial Corporation — Memorandums of Understanding” on page 88.) After considering MidCarolina’s future prospects, the board concluded that partnering with a larger, financially sound financial institution would better maximize the long-term value of shareholders’ investments than if MidCarolina remained independent, and it believes that the proposed merger with American is in the best interests of MidCarolina’s shareholders.

Significant positive factors considered by the board in deciding to approve the merger and recommend it to MidCarolina’s shareholders are listed below:

•	the board’s assessment of the business, earnings, operations, financial condition, asset quality, capital levels, management and prospects of both American and MidCarolina;

•

the current and historical prices of MidCarolina’s common stock, and the fact that the value of the merger consideration at the time of announcement of $7.85 per share of MidCarolina common stock represented a premium of approximately 175% over the $2.85 market price of the stock on December 15, 2010, the date immediately prior to the announcement of the merger agreement;

•	that American currently pays a cash dividend on its common stock, while MidCarolina does not and is not likely to be able to pay a cash dividend in the near future;

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the limited capital raising alternatives available to MidCarolina, especially because its shares were trading below book value and any sale of additional shares likely would be very dilutive to MidCarolina’s shareholders;

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the board’s expectation that, to the extent additional capital is needed in the future, the combined company will be better positioned to raise capital at a lower cost and with less dilution to shareholders than if MidCarolina sought to raise capital alone;

•	the board’s belief, based on the advice and opinion of Stifel that the consideration being offered to the holders of MidCarolina common stock was fair, from a financial point of view;

•

the board’s belief that an affiliation with a larger organization should result in cost-saving opportunities and operating efficiencies, which would have a positive effect on the combined company’s operating results;

•

the board’s positive assessment of American as a merger partner based on American’s performance and asset quality during recent adverse conditions in the banking industry, the experience of its management and 100-year history as a community oriented bank, and the broader range of financial services the combined company could offer in MidCarolina Bank’s banking market, including services through American’s trust department and insurance products division;

•	that American has only one office in North Carolina, which will help minimize customer disruption and job loss resulting from the merger;

•	the combined company will have a more diversified market, which should decrease risk to shareholders relating to asset quality issues, particularly in connection with real estate lending;

•	that the combined company will be better able to grow, gain market share and serve the public in MidCarolina’s banking market than MidCarolina could alone; and

•

that MidCarolina’s chief executive officer will become an executive officer of American, three of MidCarolina’s directors will become directors of American, and MidCarolina’s Chairman will serve as an emeritus director of American, all of which will give MidCarolina some ability to participate in management of American and in the decision-making process relating to American’s future business and direction.

The MidCarolina board also considered the risks and potential negative factors outlined below, but concluded that the anticipated benefits of combining with American were likely to outweigh substantially these risks and factors.

•

the exchange ratio was fixed while the market price for American’s stock was at the high end of its normal trading range, so, if the market price of American common stock decreases prior to consummation of the merger, the value of the consideration to be received by holders of MidCarolina’s common stock also will decrease;

•	the merger agreement limits MidCarolina’s ability to pursue other merger opportunities;

•

the merger agreement obligates MidCarolina to pay a substantial termination fee if it later chooses to pursue a more attractive uninvited merger proposal or if the agreement is terminated under certain circumstances;

•

that American has an effective “shelf registration” on file with the SEC and may seek to increase its capital in the future in order to continue to grow while remaining well capitalized under bank regulatory capital guidelines;

•

any sale of additional American common stock after the merger could dilute the ownership interests of MidCarolina shareholders after the merger and could negatively affect the value of the consideration received by holders of MidCarolina common stock in the merger;

•	MidCarolina will lose the autonomy associated with being an independent financial institution;

•	the merger could result in employee attrition and have a negative effect on business and customer relationships;

•

while the merger is pending, MidCarolina’s officers and employees will have to focus extensively on actions required to complete the merger which will divert their attention from MidCarolina’s business, and MidCarolina will incur substantial transaction costs even if the merger is not consummated; and

•

while the merger is pending, MidCarolina will be subject to certain restrictions on the conduct of its business which may delay or prevent it from pursuing business opportunities that may arise or preclude it from taking actions that would be advisable if it was to remain independent.

Before approving the proposed transaction with American, the board considered and discussed at length with Stifel MidCarolina’s strategic options, including remaining independent, in relation to the long-term best interests of shareholders. The board discussed MidCarolina’s prospects for resolving its current increased level of nonperforming loans and successfully dealing with issues addressed in MidCarolina Bank’s memorandum of understanding and restoring a satisfactory level of profitability, and the prospects for, and costs and potential impact on MidCarolina’s shareholders associated with, raising additional capital that would be required in order to remain independent, deal with nonperforming loans and continue to grow while maintaining acceptable capital ratios. Additionally, although the board ultimately chose not to invite or solicit discussions with other institutions, with Stifel’s assistance the board identified other potential merger partners based on various factors, including size, geographic markets, banking philosophy, financial condition, the board’s perception of their interest in and ability to acquire MidCarolina, and the relative value that MidCarolina would add to their businesses in comparison to American. The board concluded that there was no certainty that the consideration offered by any other potential acquirer would be materially greater than that offered by American and that, in the process of seeking other offers, the amount ultimately realized for MidCarolina’s shareholders could be less than that being offered by American. Also, in light of American’s strong financial condition and the increased number of institutions that needed additional capital and were receptive to merger opportunities, the board recognized the possibility that American had and was considering other acquisition opportunities. Based on their discussions with American and its financial advisor, Stifel advised the board that American’s financial position may provide American a greater range of transaction alternatives than might be open to MidCarolina and that delays in acting on American’s offer could pose a risk that American would pursue those other alternatives. MidCarolina’s board concluded that it would not be in the interest of MidCarolina’s shareholders to risk losing the offered transaction.

The board recognized that, because the exchange ratio proposed by American was fixed, the value of the merger consideration ultimately received by holders of MidCarolina’s common stock would vary with changes in the market value of American’s common stock. However, in its consideration of the long-term interests of MidCarolina’s shareholders, the board believed that, rather than focusing solely on the value of the merger consideration on any particular day, it was equally important to focus on the quality of the investment MidCarolina’s shareholders would receive in the merger. As a result, in choosing to merge with American, and in addition to the other factors described in this discussion and its assessment of the terms proposed by American, the board evaluated American’s offer and American itself as a merger partner based on American’s history, financial condition, asset quality, historical operating performance and future prospects; the competence, experience and integrity of American’s management, and its community banking philosophy; its historical stock performance; branch locations and employee benefits of American; and other similar factors. The board noted that, while maintaining its focus on community banking, American’s performance and asset quality had not been as adversely affected by conditions in the recent economic environment as has been the case with many other banks, and the board concluded that combining MidCarolina with American was its best option for maximizing the long-term value of MidCarolina’s shareholders.

Additional factors MidCarolina’s board considered in approving the merger agreement and the merger included:

•

the results of MidCarolina’s due diligence review of American, and the board’s belief that American’s depth of management, conservative credit culture, relatively low level of wholesale funding and exposure to commercial real estate lending, and efficient operations and credit administration functions, are characteristics that are of heightened importance in the ability of financial institutions to survive and prosper in the current environment and economic conditions in which financial institutions must operate, and that those characteristics will benefit MidCarolina’s shareholders;

•	the current financial services industry environment, including increased competition and consolidation trends;

•	the effects of increased regulatory requirements on the financial services industry generally and on MidCarolina’s income and expenses;

•	the board’s review with its legal and financial advisors of the provisions of the merger agreement;

•	the non-economic terms and effects of the merger, including the social effects of the merger on MidCarolina Bank’s existing depositors, borrowers and employees;

•	the expected tax consequences of the merger to MidCarolina’s shareholders;

•	the indicated value to be received by holders of MidCarolina’s common stock in relation to the trading prices, book value and earnings per share of MidCarolina’s common stock;

•	the relative lack of liquidity in the trading market for MidCarolina’s common stock relative to the market for American’s common stock;

•	the likelihood that the transaction will be approved by regulatory authorities, and the prospects for successful completion of the merger;

•

the board’s belief that the number of potential acquirers interested in smaller financial institutions with limited geographic markets, like MidCarolina, and the merger prices being offered to community banks, has diminished and may diminish even further over time; and

•

the proposed employment arrangements with MidCarolina’s president and chief executive officer, and potential payments to be made by American to MidCarolina’s executive officers related to their various employment and other agreements.

The foregoing discussion of the factors considered by MidCarolina’s board of directors is not intended to be exhaustive, but is believed to include all the material factors considered by MidCarolina’s board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and recommend that shareholders vote “FOR” the approval of the merger agreement. In addition, individual members of the MidCarolina board of directors may have given differing weights to different factors. The board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, MidCarolina management and outside financial and legal advisors. The board considered all of the foregoing factors as a whole and unanimously supported a favorable determination to approve the merger and recommend that shareholders approve the merger agreement.

The MidCarolina board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of MidCarolina and its shareholders and unanimously approved and adopted the merger agreement. The MidCarolina board unanimously recommends that holders of MidCarolina common stock vote “FOR” the approval of the merger agreement and “FOR” the approval to adjourn or postpone the MidCarolina special meeting, if necessary.

Opinion of American’s Financial Advisor

On December 6, 2010, American executed an engagement agreement with Keefe, Bruyette & Woods, Inc. KBW’s engagement encompassed assisting American in analyzing, structuring, negotiating and effecting a transaction with MidCarolina. American selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with American and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On December 15, 2010, the American board of directors held a meeting to evaluate the proposed merger of MidCarolina with and into American. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion (subsequently confirmed in writing), to American that, as of such date, and based upon and subject to factors and assumptions set forth therein, the exchange ratio in the merger is fair, from a financial point of view to American. The American board of directors approved the merger agreement at this meeting.

The full text of KBW’s written opinion, dated December 15, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B to this proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. American’s shareholders are urged to read the opinion in its entirety.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the American board of directors and addresses only the fairness, from a financial point of view to American, of the exchange ratio in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any American shareholder as to how the shareholder should vote at the American special meeting on the merger or any related matter.

In connection with its opinion, KBW reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of American and MidCarolina and the merger, including among other things, the following:

•	the merger agreement,

•	the Annual Report to Shareholders and Annual Report on Form 10-K for the three years ended December 31, 2009 of American and MidCarolina,

•

Certain interim reports to shareholders and Quarterly Reports on Form 10-Q of American and MidCarolina and certain other communications from American and MidCarolina to their respective shareholders, and

•	other financial information concerning the businesses and operations of American and MidCarolina furnished to KBW by American and MidCarolina, respectively, for purposes of KBW’s analysis.

KBW also held discussions with members of senior management of American and MidCarolina regarding, the past and current business operations, regulatory relations, financial condition, and future prospects of the respective companies and such other matters that KBW deemed relevant to its inquiry. In addition, KBW compared certain financial and stock market information for MidCarolina and American with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry, the potential pro forma impact of the merger, and performed such other studies and analyses as KBW considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. KBW relied upon the management of American and MidCarolina as to the reasonableness and achievability of the financial and operating projections (and assumptions and bases therefor) provided to KBW and KBW assumed that such projections reflect the best currently available estimates and judgments of such managements and that such projections will be realized in the amounts and in the time periods currently estimated by such managements. KBW is not an expert in the independent valuation of the adequacy of allowances for loan losses, and without independent verification, assumed that the aggregate allowances for loan and lease losses for American and MidCarolina are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of MidCarolina or American, nor did they examine or review any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by American’s and MidCarolina’s senior management teams. American and MidCarolina do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. Any estimates or projections contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates or projections of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

KBW was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the merger, other than the exchange ratio, to the extent expressly specified in KBW’s opinion. Additionally, KBW’s opinion did not address the relative merits of the merger as compared to any alternative business strategies that might exist for American, nor does it address the effect of any other business combination in which American might engage.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. KBW’s opinion is not an expression of an opinion as to the prices at which shares of American common stock will trade since the announcement of the proposed merger or the actual value of the American common shares when issued pursuant to the merger, or the prices at which the American common shares will trade following the completion of the merger.

In performing its analyses, KBW considered such financial and other factors they deemed appropriate, including among other things, the historical and current financial position and results of operations of American and MidCarolina, the assets and liabilities of American and MidCarolina, and the nature and terms of certain other merger transactions involving banks and bank holding companies. KBW also took into account their assessment of general economic, market and financial conditions and other matters, which are beyond the control of KBW, American and MidCarolina and none of American, MidCarolina, KBW or any other person assumes responsibility if future results are materially different from those projected.

The exchange ratio was determined through negotiation between American and MidCarolina and the decision to enter into the merger was solely that of American’s board of directors. In addition, the KBW opinion was among several factors taken into consideration by the American board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the American board of directors with respect to the fairness of the exchange ratio in the merger.

Summary of Analysis by KBW. The following is a summary of the material financial analyses presented by KBW to the American board of directors, in connection with rendering the fairness opinion described above. The following summary is not a complete description of the financial analyses performed by KBW in rendering its opinion or the presentation made by KBW to the American board of directors, nor does the order of analysis described represent relative importance or weight given to any particular analysis by KBW and is qualified in its entirety by reference to the written opinion of KBW attached as Appendix B to this proxy statement/prospectus. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth herein, without considering the analysis as a whole, could create an incomplete view of the processes underlying KBW’s opinion. In arriving at its opinion, KBW considered the results of its entire analysis and KBW did not attribute any particular weight to any analysis or factor that it considered. Rather KBW made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its entire analysis. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Pursuant to the terms of the merger agreement, each outstanding share of Common Stock, no par value per share, of MidCarolina will be converted into and exchanged for 0.33 shares of common stock, par value $1.00 per share, of American. The terms and conditions of the merger are more fully set forth in the merger agreement.

Selected Peer Group Analysis. Using publicly available information, KBW compared the financial performance and financial condition of MidCarolina to the following depository institutions that KBW considered comparable to MidCarolina.

Companies included in MidCarolina’s North Carolina peer group were:

Carolina Bank Holdings, Inc.	First Trust Bank
New Century Bancorp, Inc.	Oak Ridge Financial Services, Inc.
North State Bancorp	M&F Bancorp, Inc.
Park Sterling Bank	Randolph Bank & Trust Company
Waccamaw Bankshares, Inc. Bank of the Carolinas Corporation Uwharrie Capital Corp	Carolina Trust Bank Heritage Bancshares, Inc.

To perform this analysis, KBW used financial information as of or for the three or twelve month period ended September 30, 2010. Certain financial data prepared by KBW, and as referenced in the tables presented below may not correspond to the data presented in MidCarolina’s historical financial statements, or to the data prepared by Stifel, Nicolaus & Company, Incorporated presented under the section “Opinion of MidCarolina’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning MidCarolina’s financial performance:

	MidCarolina	North Carolina Peer Group Minimum	North Carolina Peer Group Maximum
Latest Twelve Months Core Return on Average Assets (1)	0.20%	(1.99%)	0.28%
Latest Twelve Months Core Return on Average Tangible Common Equity (1)	3.0%	(58.2%)	4.3%
Most Recent Quarter Net Interest Margin	3.28%	2.26%	4.19%
Latest Twelve Months Fee Income / Average Assets	0.5%	0.0%	1.7%
Latest Twelve Months Efficiency Ratio	58.1%	43.1%	84.5%

(1)	Core income is defined as net income before extraordinary items, less the after-tax portion of investment securities gains or losses and nonrecurring items.

KBW’s analysis showed the following concerning MidCarolina’s financial condition:

	MidCarolina	North Carolina Peer Group Minimum	North Carolina Peer Group Maximum
Tangible Common Equity / Tangible Assets	6.72%	3.46%	29.06%
Tier 1 Ratio	11.43%	8.30%	43.09%
Total Capital Ratio	12.69%	9.30%	45.99%
Loan Loss Reserve / Loans	2.15%	1.41%	3.31%
Nonperforming Assets / Loans + OREO	5.29%	1.92%	15.65%
Latest Twelve Months Net Charge-Offs / Average Loans	1.07%	0.36%	4.34%

KBW’s analysis showed the following concerning MidCarolina’s market performance:

	MidCarolina	North Carolina Peer Group Minimum	North Carolina Peer Group Maximum
Stock Price / Book Value per Share	0.38x	0.20x	0.83x
Stock Price / Tangible Book Value per Share	0.38x	0.20x	0.83x
Three Month Average Daily Trading Volume ($000)	2.3	0.0	374.3

Selected Transaction Analysis. KBW reviewed publicly available information related to selected comparably sized acquisitions of nationwide banks and thrifts announced in the twelve months prior to December 15, 2010 with aggregate transaction values between $25 million and $125 million. The transactions included in the group were:

Acquiror:	Acquired Company:

Community Bank System, Inc.	Wilber Corporation
Modern Capital Partners L.P.	Madison National Bancorp Inc.
Chemung Financial Corporation	Fort Orange Financial Corp.
Berkshire Hills Bancorp, Inc.	Rome Bancorp, Inc.
Community Bancorp, LLC	Cadence Financial Corporation
Old National Bancorp	Monroe Bancorp
German American Bancorp, Inc.	American Community Bancorp, Inc.
F.N.B. Corporation	Comm Bancorp, Inc.
People’s United Financial, Inc.	LSB Corporation
People’s United Financial, Inc.	Smithtown Bancorp, Inc.
Grandpoint Bank	First Commerce Bancorp
WSFS Financial Corporation	Christiana Bank & Trust Company
Kearny Financial Corp. (MHC)	Central Jersey Bancorp
Donegal Group Inc.	Union National Financial Corporation
Rabobank Nederland	Napa Community Bank
National Australia Bank, Limited	F&M Bank-Iowa Central
Chemical Financial Corporation	O.A.K. Financial Corporation
Tower Bancorp, Inc.	First Chester County Corporation

Transaction multiples for the merger were derived from an aggregate offer price of $39 million for MidCarolina. For each precedent transaction, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition,

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition,

•

tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition, and

•	market premium based on the latest closing price 1-day prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	American / MidCarolina Merger	Comparable Transactions Minimum	Comparable Transactions Maximum
Book Value	104%	39%	192%
Tangible Book Value	104%	39%	192%
Core Deposit Premium	0.5%	1.3%	14.2%
Market Premium (1)	175.5%	3.7%	169.5%

(1)	Based on MidCarolina closing price of $2.85 on December 14, 2010.

No company or transaction used as a comparison in the above analysis is identical to American, MidCarolina or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of MidCarolina. In this analysis, KBW assumed discount rates ranging from 12.0% to 16.0% to derive (i) the present value of the estimated free cash flows that MidCarolina could generate over a five year period, including certain projected cost savings as a result of the merger, and (ii) the present value of MidCarolina’s terminal value at the end of year five. Terminal values for MidCarolina were calculated based on a range of 10.0x to 14.0x estimated year six earnings. In performing this analysis, KBW used MidCarolina’s and American’s management’s estimates. Certain data was adjusted to account for certain restructuring charges anticipated by management to result from the merger. KBW assumed that MidCarolina would maintain a tangible common equity / tangible asset ratio of 7.00% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for MidCarolina.

Based on these assumptions, KBW derived a range of implied value of MidCarolina of $5.86 per share to $10.47 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of MidCarolina.

Forecasted Pro Forma Financial Analysis. KBW analyzed the estimated financial impact of the merger on American’s 2011 estimated earnings per share. For both American and MidCarolina, KBW used management estimates of earnings per share for 2011. In addition, KBW assumed that the merger will result in cost savings equal to American’s management’s estimates. Based on its analysis, KBW determined that the merger would be accretive to American’s estimated GAAP earnings per share in 2011.

Furthermore, the analysis indicated that American’s Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk Based Capital Ratio would all remain “well capitalized” by regulatory standards. This analysis was based on internal projections provided by American’s and MidCarolina’s senior management teams. For all of the above analysis, the actual results achieved by American following the merger may vary from the projected results, and the variations may be material.

Other Analyses. KBW compared the relative financial performance of MidCarolina to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, balance sheet composition and other financial data for MidCarolina.

The American board of directors retained KBW as an independent contractor to act as financial adviser to American regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, American and MidCarolina. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of American for KBW’s own account and for the accounts of its customers.

American and KBW entered into an agreement relating to the services to be provided by KBW in connection with the merger. American agreed to pay KBW a cash fee of $100,000 upon the earlier of the execution of (i) an agreement in principle, or (ii) a definitive agreement with respect to a Transaction. In addition, the Company agreed to pay to KBW at the time of closing a cash fee equal to $400,000. Pursuant to the KBW engagement agreement, American also agreed to reimburse KBW for all reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, incurred in connection with the engagement and to indemnify KBW and related parties against certain liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Opinion of MidCarolina’s Financial Advisor

Stifel, Nicolaus & Company, Incorporated acted as MidCarolina’s financial advisor in connection with the merger. Stifel is a nationally recognized investment banking and securities firm with membership on all the principal United States’ securities exchanges and has substantial expertise in transactions similar to the merger. As part of its investment banking activities, Stifel is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On December 15, 2010, Stifel rendered its oral opinion, which was later confirmed in writing, to the board of directors of MidCarolina that, as of the date of Stifel’s written opinion, the per share consideration to be received by the holders of shares of MidCarolina common stock from American in connection with the merger pursuant to the merger agreement was fair to such holders, from a financial point of view.

The full text of Stifel’s written opinion dated December 15, 2010, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference. Holders of MidCarolina common stock are urged to, and should, read this opinion carefully and in its entirety in connection with this proxy statement/prospectus. The summary of the opinion of Stifel set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion of Stifel will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger. Stifel does not have or assume any obligation to update, revise or reaffirm its fairness opinion, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with MidCarolina. MidCarolina does not currently expect that it will request an updated opinion from Stifel.

No limitations were imposed by MidCarolina on the scope of Stifel’s investigation or the procedures to be followed by Stifel in rendering its opinion. In arriving at its opinion, Stifel did not ascribe a specific range of values to MidCarolina. Stifel’s opinion is based on the financial and comparative analyses described below. Stifel’s opinion is solely for the information of, and directed to, MidCarolina’s board of directors for its information and assistance in connection with the board’s consideration of the financial terms of the merger and is not to be relied upon by any shareholder of MidCarolina or American or any other person or entity. Stifel’s opinion was not intended to be and does not constitute a recommendation to MidCarolina’s board of directors as to how the board should vote on the merger or to any shareholder of MidCarolina or American as to how any such shareholder should vote at any shareholders’ meeting at which the merger is considered, or whether or not any shareholder of MidCarolina should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger, or exercise any dissenter’s or appraisal rights that may be available to such shareholder. In addition, Stifel’s opinion does not compare the relative merits of the merger with any other alternative transaction or business strategy which may have been available to MidCarolina and does not address the underlying business decision of MidCarolina’s board of directors or MidCarolina to proceed with or effect the merger. Stifel was not requested to, and did not, explore alternatives to the merger or solicit the interest of any other parties in pursuing transactions with MidCarolina, with the exception of one party whom MidCarolina’s board of directors authorized Stifel to contact but with whom, at the board’s subsequent request, Stifel did not engage in any negotiations regarding a transaction.

In connection with its opinion, Stifel, among other things:

•	reviewed and analyzed a draft copy of the merger agreement dated December 13, 2010;

•

reviewed and analyzed the audited consolidated financial statements of MidCarolina for the five years ended December 31, 2009 and the unaudited consolidated financial statements of MidCarolina for the quarter ended September 30, 2010;

•

reviewed and analyzed the audited consolidated financial statements of American for the three years ended December 31, 2009 and the unaudited consolidated financial statements of American for the quarter ended September 30, 2010;

•	reviewed and analyzed certain other publicly available information concerning MidCarolina and American;

•

held discussions with American’s senior management, including, without limitation, discussions regarding estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the merger on American;

•

reviewed certain non-publicly available information concerning MidCarolina, including, without limitation, internal financial analyses and forecasts prepared by its management and held discussions with MidCarolina’s senior management regarding recent developments and regulatory matters;

•	participated in certain discussions and negotiations between representatives of MidCarolina and American;

•	reviewed the reported prices and trading activity of the equity securities of MidCarolina and American;

•	analyzed the relative contribution of MidCarolina and American with regard to certain assets, liabilities, earnings and capital;

•	analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to its analysis;

•	conducted such other financial studies, analyses and investigations and considered such other information as Stifel deemed necessary or appropriate for purposes of Stifel’s opinion; and

•

took into account Stifel’s assessment of general economic, market and financial conditions and Stifel’s experience in other transactions, as well as Stifel’s experience in securities valuations and Stifel’s knowledge of the banking industry generally.

In rendering its opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel, by or on behalf of MidCarolina or American, or that was otherwise reviewed by Stifel and has not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by MidCarolina and American (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), Stifel has assumed that the forecasts were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of MidCarolina and American, as applicable, as to the future operating and financial performance of MidCarolina and American, as applicable, and that they provided a reasonable basis upon which Stifel could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic, market and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel has further relied upon the assurances by MidCarolina or American that they are unaware of any facts that would make their respective information incomplete or misleading.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either MidCarolina or American since the date of the last financial statements of each company made available to Stifel. Stifel has also assumed, without independent verification and with consent of management of MidCarolina, that the aggregate allowances for loan losses set forth in the respective financial statements of MidCarolina and American are in the aggregate adequate to cover all such losses. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of either MidCarolina’s or American’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did Stifel review loan or credit files of MidCarolina or American. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy. Stifel relied on advice of MidCarolina’s counsel as to certain legal matters with respect to MidCarolina, the merger agreement and the merger and other transactions and other matters contained or contemplated therein. Stifel has assumed, with the consent of MidCarolina management, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger will be satisfied and not waived. In addition, Stifel assumed that the definitive merger agreement would not differ materially from the draft Stifel reviewed. Stifel has also assumed that the merger will be consummated substantially on the terms and conditions described in the merger agreement, without any waiver of material terms or conditions by MidCarolina or any other party, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger will not have an adverse effect on MidCarolina or American. Stifel assumed that the merger would be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations.

Stifel is not a legal, tax, regulatory or bankruptcy advisor. Stifel has not considered any legislative or regulatory changes recently adopted or currently being considered by the United States Congress, the various federal banking agencies, the SEC or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. Stifel’s opinion is not a solvency opinion and does not in any way address the solvency or financial condition of MidCarolina.

Stifel’s opinion was necessarily based on economic, market, monetary, financial and other conditions as they existed on, and on the information made available to Stifel as of, the date of its opinion. It is understood that subsequent developments may affect the conclusions reached in Stifel’s opinion and that Stifel does not have or assume any obligation to update, revise or reaffirm its opinion, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with MidCarolina.

Stifel’s opinion is limited to whether the per share merger consideration is fair to the holders of shares of MidCarolina common stock, from a financial point of view. Stifel’s opinion did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by MidCarolina or its board of directors; (ii) the legal, tax or accounting consequences of the merger on MidCarolina or the holders of MidCarolina common stock including, without limitation, whether or not the merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code; (iii) the fairness of the amount or nature of any compensation to any of MidCarolina’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of

MidCarolina’s securities; (iv) the treatment of, or effect of the merger on, “MFC Series A Preferred Stock”, “ANB Series A Preferred Stock”, “ANB Common Stock”, “MFC Stock Options”, “ANB Stock Options” (each as defined in the merger agreement), or any other class of securities of MidCarolina or American; (v) the “Subsidiary Bank Merger” (as defined in the merger agreement) or any other transaction contemplated by the merger agreement other than the merger, or any separate agreement contemplated to be entered into in connection with the Subsidiary Bank Merger or any other transaction; or (vi) any advice or opinions provided by KBW or any other advisor to MidCarolina or American. Furthermore, Stifel’s opinion did not cover the prices, trading range or volume at which American’s or MidCarolina’s securities would trade following public announcement or consummation of the merger.

In connection with rendering its opinion, Stifel performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Stifel believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factors considered by it. The range of valuations resulting from any particular analysis described below should not be taken to be Stifel’s view of the actual value of MidCarolina. In its analyses, Stifel made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of MidCarolina or American. Any estimates contained in Stifel’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. No company or transaction utilized in Stifel’s analyses was identical to MidCarolina or American or the merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Stifel was assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which MidCarolina’s or American’s common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Stifel employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Stifel used in providing its opinion. Some of the summaries of financial analyses are presented in tabular format. In order to understand the financial analyses used by Stifel more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Stifel’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Stifel with respect to any of the analyses performed by it in connection with its opinion. Rather, Stifel made its determination as to the fairness to the shareholders of MidCarolina of the per share merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for MidCarolina should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses.

In connection with rendering its opinion and based upon the terms of the draft merger agreement reviewed by it, Stifel assumed the aggregate consideration to be $38.8 million and the per share consideration to be $7.85 based upon the closing price of American’s common stock on December 14, 2010. Stifel noted this represented a premium of 175% over MidCarolina’s closing price of $2.85 on December 14, 2010.

Comparison of Selected Companies. Stifel reviewed and compared certain multiples and ratios for the merger with a peer group of 20 selected banks of similar size, geography and capital structure. In order to calculate a range of imputed values for a share of MidCarolina’s common stock, Stifel compared the resulting theoretical offer price to each of the following categories: book value, tangible book value, latest twelve months earnings per share for the period ended September 30, 2010 and consensus earnings per share estimates for 2010 and 2011. Market price information was as of December 14, 2010. Stifel then applied the resulting range of multiples and ratios for the peer group specified above to the appropriate financial results of MidCarolina. This analysis resulted in a range of imputed values for MidCarolina of between $1.90 and $6.61 based on the median multiples for the peer group.

Additionally, Stifel calculated the following ratios with respect to the merger and the 20 selected comparable companies:

	American / MidCarolina	Trading Multiples for Selected Peer Group
Ratios		25th Percentile	Median	75th Percentile
Price Per Share/ Book Value Per Share	104%	55%	86%	92%
Price Per Share/Tangible Book Value Per Share	104%	56%	88%	96%
Price Per Share/Last 12 Months Earnings Per Share	53.0x	10.5x	12.6x	15.8x
Price Per Share/Estimated 2010 Earnings Per Share (1)	37.5x	11.7x	12.2x	18.4x
Price Per Share/Estimated 2011 Earnings Per Share (1)	15.2x	9.4x	10.9x	15.1x

(1)	Based on MidCarolina management estimates and consensus equity research estimates for the selected peer group.

Stifel also reviewed and compared certain multiples and ratios for American with a peer group of 16 selected banks of similar size, profitability, asset quality and capital structure. Stifel compared the American multiples and ratios to the peer group multiples and ratios for each of the following categories: book value, tangible book value, latest twelve months earnings per share for the period ended September 30, 2010 and consensus earnings per share estimates for 2010 and 2011. Market price information was as of December 14, 2010. Stifel then applied the resulting range of multiples and ratios for the peer group specified above to the appropriate financial results of American. This analysis resulted in a range of imputed values for American of between $20.58 and $25.42 based on the median multiples for the peer group.

Additionally, Stifel calculated the following ratios with respect to American and the 16 selected comparable companies:

	American	Trading Multiples for Selected Peer Group
Ratios		25th Percentile	Median	75th Percentile
Price Per Share/ Book Value Per Share	131%	131%	140%	150%
Price Per Share/Tangible Book Value Per Share	168%	143%	150%	175%
Price Per Share/Last 12 Months Earnings Per Share	17.0x	13.0x	15.4x	17.8x
Price Per Share/Estimated 2010 Earnings Per Share (1)	16.9x	12.5x	15.0x	16.5x
Price Per Share/Estimated 2011 Earnings Per Share (1)	16.1x	12.0x	13.9x	16.0x

(1)	American earnings per share are based on available equity research estimates and consensus equity research estimates for the selected peer group.

Analysis of Selected Bank Merger Transactions. Stifel analyzed certain information relating to recent transactions in the banking industry, consisting of 14 U.S. bank acquisitions announced between January 1, 2009 and December 14, 2010, with announced transaction values between $20 million and $75 million, seller non-performing assets to total assets greater than 1.0% at the time of announcement, and excluding merger of equals and terminated transactions. This analysis resulted in a range of imputed values for MidCarolina common stock of between $5.92 and $8.84 based upon the median multiples for the selected transactions. Stifel calculated the following ratios with respect to the merger and the selected transactions:

	American / MidCarolina	Selected Transaction Multiples
Ratios		25th Percentile	Median	75th Percentile
Price Per Share/ Book Value Per Share	104%	81%	117%	131%
Price Per Share/Tangible Book Value Per Share	104%	84%	117%	131%
Price Per Share/Last 12 Months Earnings Per Share	53.0x	35.5x	45.0x	47.1x
Premium over Tangible Book Value/Deposits	0.3%	(1.2)%	1.3%	2.5%
Premium over Tangible Book Value/Core Deposits (1)	0.5%	(1.4)%	1.8%	3.7%
Price Per Share/Trading Price 1 Month Prior to Announcement (2)	149%	36%	88%	119%

(1)	Core deposits defined as total deposits less jumbo CDs (CDs with balances greater than $100,000).
(2)	Premium based on the stock price as of the trading day 1-month prior to announcement of the transaction.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Stifel estimated the net present value of the future streams of after-tax cash flow that MidCarolina could produce for dividends to prospective buyers of MidCarolina’s common stock, referred to below as dividendable net income. In this analysis, Stifel assumed that MidCarolina would perform in accordance with management’s estimates and calculated assumed after-tax distributions to a potential acquiror such that MidCarolina’s tangible common equity ratio would remain approximately 8.0% of assets. Stifel calculated the sum of the assumed dividendable net income streams per share for the years ended 2011-2015 plus calculated a terminal multiple (price/forward earnings per share) in five years at a range of 11.0x to 15.0x, discounted to present values at assumed discount rates ranging from 16.0% to 20.0%. This discounted cash flow analysis indicated an implied equity value reference range of $5.21 to $8.36 per share of MidCarolina’s common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of MidCarolina’s common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, asset growth rates, dividend payout rates, terminal multiples and discount rates.

In addition, Stifel used a discounted cash flow analysis to estimate the net present value of the future streams of after-tax cash flow that American could produce for dividends to prospective buyers of American’s common stock, referred to below as dividendable net income. In this analysis, Stifel assumed that American would perform in accordance with equity research estimates for the years ended 2010-2011 and grew assets and earnings at an assumed rate for the years ended 2012-2016 and then calculated assumed after-tax distributions to a prospective buyer of American’s common stock such that American’s tangible common equity ratio would remain approximately 8.0% of assets. Stifel calculated the sum of the assumed dividendable net income streams per share for the years ended 2011-2015 plus calculated a terminal multiple (price/forward earnings per share) in five years at a range of 12.0x to 16.0x, discounted to present values at assumed discount rates ranging from 11.0% to 15.0%. This discounted cash flow analysis indicated an implied equity value reference range of $19.22 to $26.31 per share of American’s common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of American’s common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, asset growth rates, dividend payout rates, terminal multiples and discount rates.

Relative Contribution Analysis. Stifel analyzed the relative contribution of MidCarolina and American with regard to certain assets, liabilities, earnings, and capital to the pro forma company, which do not reflect any purchase accounting adjustments. Stifel compared the relative contribution of balance sheet and non-performing assets for the period ending September 30, 2010, estimated earnings for the year ended 2011, and market capitalization as of December 14, 2010 with the estimated pro forma ownership for MidCarolina based on an exchange ratio of 0.33x given a 100% stock transaction. The results of Stifel’s analysis are set forth in the following table:

Category	American	MidCarolina
Total Assets	59.9%	40.1%
Gross Loans	55.9%	44.1%
Core Deposits (1)	59.4%	40.6%
Common Equity	74.9%	25.1%
Tangible Common Equity (TCE)	70.1%	29.9%
TCE+ALLL-NPAs (2)	78.7%	21.3%
Non-performing assets (NPAs) (3)	26.2%	73.8%
2011 Net Income (4)	78.0%	22.0%
Market Capitalization (5)	91.2%	8.8%
Shareholder Ownership (6)	78.9%	21.1%

(1)	Core deposits defined as total deposits less jumbo CDs (CDs with balances greater than $100,000).
(2)	TCE+ALLL-NPAs = tangible common equity + allowance for loan losses – non-performing assets (including TDRs).
(3)	Non-performing assets = non-accrual loans + real estate owned + troubled debt restructurings (TDRs).
(4)	MidCarolina 2011 net income based on management estimates; American 2011 net income based on available equity research estimates.
(5)	Stock price and shares outstanding as of December 14, 2010.
(6)	Shareholder ownership reflects the merger consideration.

Pro Forma Effect of the Merger. Stifel reviewed certain estimated future operating and financial information developed by MidCarolina and certain estimated future operating and financial information for the pro forma combined entity resulting from the merger for the 12-month period ended December 31, 2011. Based on this analysis, Stifel compared certain of MidCarolina’s estimated future per share results with such estimated figures for the pro forma combined entity. Based on this analysis on a pro forma basis, the merger is forecast to be accretive to MidCarolina’s earnings per share for the 12-month period ended December 31, 2011. Stifel also reviewed certain financial information in order to determine the estimated effect of the merger on MidCarolina’s book value per share and tangible book value per share for the period ended December 31, 2010. Based on this analysis on a pro forma basis, the merger is forecasted to be dilutive to MidCarolina’s book value per share and tangible book value per share. Stifel also noted that MidCarolina shareholders have not received a cash dividend to date and would be entitled to receive future cash dividends paid by American.

As described above, Stifel’s opinion was among the many factors taken into consideration by MidCarolina’s board of directors in making its determination to approve the merger.

Stifel has acted as financial advisor to MidCarolina in connection with the merger and will receive a fee equal to 1.25% of the total consideration received in connection with the merger for its services, which is contingent upon the completion of the merger except for a previously paid $25,000 retainer fee. Stifel has also acted as financial advisor to MidCarolina’s board of directors and received a fee of $75,000 upon the delivery of its opinion that was not contingent upon consummation of the merger. In addition, MidCarolina has agreed to indemnify Stifel for certain liabilities arising out of Stifel’s engagement. Stifel provided financial advisory services to MidCarolina during 2009 and 2010 in connection with a transaction that was never consummated, but Stifel was never formally engaged by MidCarolina pursuant to a written agreement letter or other agreement, nor did Stifel receive any fee or other compensation in connection with such services. Stifel may seek to provide investment banking services to American or its affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of business, Stifel may trade MidCarolina’s or American’s securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Stifel’s internal Fairness Opinion Committee approved the issuance of its opinion.

Effective Date

The effective date of the merger will be the effective date and time set forth in the articles of merger that MidCarolina and the merger subsidiary will file with the Virginia State Corporation Commission and the Secretary of State of North Carolina. We will close the merger on a date on which both American and MidCarolina agree after the satisfaction or waiver, where waiver is legally permissible, of the last remaining condition to the merger, unless extended by the parties’ mutual agreement. See “— Conditions to Completion of the Merger” at page 71.

We anticipate that we will complete the merger in the second quarter of 2011, subject to the receipt of required shareholder and regulatory approvals. There can be no assurances as to if or when these approvals will be obtained or that the merger will be completed. If we do not complete the merger by December 31, 2011, either party may terminate the merger agreement, unless the failure to complete the merger by this date is due to the failure of the party seeking to terminate the merger agreement to perform an obligation under the merger agreement. See “— Conditions to Completion of the Merger” at page 71.

Merger Consideration

General. In the proposed merger, holders of MidCarolina common stock will receive 0.33 shares of common stock of American for each of their shares of MidCarolina common stock outstanding on the effective date of the merger. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing. In addition, each share of MidCarolina Series A preferred stock will be converted into and exchanged for one share of American Series A preferred stock. The American Series A preferred stock is being established in connection with the merger to have substantially identical terms, preferences and rights as the MidCarolina Series A preferred stock. Shares of MidCarolina common stock or MidCarolina Series A preferred stock held by MidCarolina shareholders who have elected dissenters’ rights will not be converted into the right to receive shares of American common stock or American Series A preferred stock upon consummation of the merger.

American’s shareholders will continue to own their existing shares of American common stock. Each share of American common stock will continue to represent one share of common stock of American following the merger.

Fractional Shares. American will not issue any fractional shares of common stock. Instead, a MidCarolina shareholder who would otherwise have received a fraction of a share will receive an amount of cash equal to the fraction of a share of American common stock to which such holder would otherwise be entitled multiplied by the closing sale price of American common stock on the NASDAQ Global Select Market on the trading day immediately preceding the effective date of the merger.

Treatment of MidCarolina Stock Options

Upon completion of the merger, each outstanding option to acquire MidCarolina common stock, whether or not exercisable, will be assumed by American and will be converted into an option to acquire that number of whole shares of American common stock, with the following adjustments:

•

the number of shares of American common stock subject to the new option will be equal to the product of the number of shares of MidCarolina common stock subject to the original option and the exchange ratio, rounded to the nearest whole share; and

•	the exercise price per share of the new option will be equal to the exercise price under the original option divided by the exchange ratio, rounded to the nearest whole cent.

Each converted MidCarolina stock option will have the same terms and conditions as were in effect immediately prior to the completion of the merger, subject to any accelerated vesting as a result of the merger to the extent provided by the terms of the applicable MidCarolina equity compensation plan and agreement thereunder.

As soon as practicable following the completion of the merger, American will file a registration statement to register the issuance of the shares of its common stock upon the exercise of the assumed MidCarolina stock options.

Ownership of American After the Merger

Upon completion of the merger, and assuming that no holder of MidCarolina common stock exercises his or her dissenters’ rights, current American shareholders will own approximately 79% of American’s outstanding common stock, on a fully diluted basis, and former holders of MidCarolina common stock will own approximately 21% of American’s outstanding common stock, on a fully diluted basis.

Exchange of Stock Certificates in the Merger

American Common Stock. Each share of American common stock issued and outstanding immediately before the effective date of the merger will remain issued and outstanding immediately after completion of the merger as a share of common stock of American. As a result, there is no need for American shareholders to submit their stock certificates to American, the exchange agent or to any other person in connection with the merger or otherwise take any action as a result of the completion of the merger.

MidCarolina Common Stock. At the effective date of the merger, American will cause to be deposited with the exchange agent certificates representing shares of American common stock and American Series A preferred stock for the benefit of the holders of certificates representing shares of MidCarolina common stock and MidCarolina Series A preferred stock, and cash instead of any fractional shares that would otherwise be issued to MidCarolina shareholders in the merger.

Promptly after the completion of the merger, the exchange agent will send transmittal materials to each holder of a certificate for MidCarolina common stock and MidCarolina Series A preferred stock for use in exchanging MidCarolina stock certificates for certificates representing shares of American common stock and American Series A preferred stock, and cash instead of fractional shares, if applicable. The exchange agent will deliver certificates representing American common stock and American Series A preferred stock, and a check instead of any fractional shares once it receives the properly completed transmittal materials, together with certificates representing a holder’s shares of MidCarolina common stock or MidCarolina Series A preferred stock.

MidCarolina stock certificates should NOT be returned with the enclosed proxy card. They should NOT be forwarded to the exchange agent until you receive a transmittal letter following completion of the merger.

MidCarolina stock certificates may be exchanged for new stock certificates with the exchange agent for up to six months after the completion of the merger. At the end of that period, any American stock certificates and cash will be returned to American. Any holders of MidCarolina stock certificates who have not exchanged their certificates will be entitled to look only to American, and only as general creditors of American, for new stock certificates and any cash to be received instead of fractional shares of American common stock.

Until you exchange your MidCarolina stock certificates for new stock certificates, you will not receive any dividends or other distributions in respect of shares of American common stock or American Series A preferred stock. Once you exchange your MidCarolina stock certificates for new stock certificates, you will receive, without interest, any dividends or distributions with a record date after the effective date of the merger and payable with respect to your shares, as well as any dividends with respect to MidCarolina stock declared before the effective date of the merger but unpaid.

If you own MidCarolina common stock or MidCarolina Series A preferred stock in book entry form or through a broker, bank or other holder of record, you will not need to obtain your MidCarolina stock certificates to surrender to the exchange agent.

If your MidCarolina stock certificate has been lost, stolen or destroyed, you may receive a new stock certificate upon the making of an affidavit of that fact. American may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against American with respect to the lost, stolen or destroyed MidCarolina stock certificate.

Neither American nor MidCarolina, nor any other person, will be liable to any former holder of MidCarolina stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Dissenters’ and Appraisal Rights

American. The shareholders of American are not entitled to dissenters’ or appraisal rights in connection with the merger.

MidCarolina. Under Article 13 of the North Carolina BCA (“Article 13”), current holders of MidCarolina common stock and MidCarolina Series A preferred stock who object to the merger may dissent and become entitled to be paid the fair value of their shares in cash if the merger is completed. The following is only a summary of the rights of a dissenting MidCarolina shareholder. If you intend to exercise your right to dissent (your “Dissenters’ Rights”), you should carefully review the following summary and comply with all requirements of Article 13. A copy of Article 13 is attached as Appendix D to this proxy statement/prospectus and is incorporated into this discussion by reference. You also should consult with legal counsel as to your rights under Article 13. The only rights of dissent available to MidCarolina shareholders are those provided by applicable law. Nothing in this proxy statement/prospectus shall be deemed to create or grant any such rights. No further notice of the events giving rise to dissenters’ rights will be furnished by MidCarolina to you.

If you intend to exercise Dissenters’ Rights, you should be aware that cash paid to you likely will result in your receipt of taxable income. See “– Material Federal Income Tax Consequences” on page 78.

Article 13 provides in detail the procedure which you must follow if you wish to exercise Dissenters’ Rights. In summary, to exercise Dissenters’ Rights:

•

if you are a holder of MidCarolina common stock or MidCarolina Series A preferred stock, you must give to MidCarolina, and MidCarolina must actually receive, before the vote on the merger agreement is taken at the MidCarolina special meeting, written notice of your intent to demand payment for your shares if the merger is completed (a “Notice of Intent”); and

•	if you are a holder of MidCarolina common stock, you must not vote your shares in favor of the merger agreement at the MidCarolina special meeting.

In other words, if you are a holder of MidCarolina common stock, you do not have to vote against the merger agreement, or even vote at all, to exercise Dissenters’ Rights, but you must not vote in favor of the merger agreement. Both holders of MidCarolina common stock and holders of MidCarolina Series A preferred stock must give the required written Notice of Intent.

Your failure to satisfy these requirements will result in your not being entitled to exercise Dissenters’ Rights and receive payment for your shares under Article 13. Even if you vote against the merger agreement (either in person or by appointment of proxy), you still must send the required Notice of Intent to exercise your Dissenters’ Rights. You should remember that, as described under the caption “The MidCarolina Special Meeting – Voting at the MidCarolina Special Meeting” on page 36, if you return a signed appointment of proxy but fail to provide instructions on how to vote your shares, you will be considered to have voted in favor of the merger agreement and you will not be able to assert Dissenters’ Rights. If you do not return a proxy card or otherwise vote at all at the MidCarolina special meeting, you will not be treated as waiving your Dissenters’ Rights as long as you have given the required Notice of Intent, as described above.

If you intend to dissent, your Notice of Intent should be mailed or delivered to MidCarolina’s President and Chief Executive Officer, Charles T. Canaday, Jr., at MidCarolina’s corporate office at 3101 South Church Street, Burlington, North Carolina 27216, or it may be hand delivered to him at the MidCarolina special meeting (before the voting begins). In order for a Notice of Intent sent by mail to be effective, it must actually be received by MidCarolina at its address prior to the MidCarolina special meeting. A Notice of Intent that is hand delivered must be received prior to the vote on the merger agreement at the MidCarolina special meeting.

If you deliver a Notice of Intent and the merger agreement is approved by MidCarolina’s shareholders at the MidCarolina special meeting (or at any adjournment of the meeting), then, within 10 days following that approval, MidCarolina will send you a written notice (a “Dissenters’ Notice”), by registered or certified mail, return receipt requested, so long as you have satisfied the requirements to exercise Dissenters’ Rights. The Dissenters’ Notice will include a copy of Article 13 and will:

•

include a form you can use for demanding payment, and state where your payment demand must be sent, and, if your shares are in certificated form, where and when your share certificates must be deposited; and

•	specify a date by which MidCarolina must receive your payment demand (which may not be less than 30 nor more than 60 days after the date the Dissenters’ Notice is mailed).

After receipt of the Dissenters’ Notice, you must deliver to MidCarolina a written demand for payment (a “Payment Demand”) and, if your shares are in certificated form, deposit your share certificates with MidCarolina by the date set forth in and in accordance with the terms and conditions of the Dissenters’ Notice. Otherwise, you will not be entitled to payment for your shares under Article 13. If you deliver a Payment Demand and deposit your share certificates as required by the Dissenters’ Notice, you will no longer be able to transfer your shares (unless your certificates are returned to you as described below), but you will retain all other rights as a shareholder until those rights are canceled or modified by completion of the merger. If your shares are in uncertificated form, MidCarolina may restrict the transfer of your shares from the time your Payment Demand is received until the merger is completed or the transfer restrictions are released as described below, but you will retain all other rights as a shareholder until those rights are cancelled or modified by completion of the merger.

As soon as the merger is completed, or within 30 days after receipt of your Payment Demand (whichever is later), MidCarolina will pay you (provided that you have satisfied all requirements to exercise Dissenters’ Rights) the amount MidCarolina estimates to be the fair value of your shares, plus interest accrued to the date of payment. MidCarolina’s payment will be accompanied by:

•	MidCarolina’s most recent available financial statements;

•	an explanation of how MidCarolina estimated the fair value of your shares and how the interest was calculated; and

•	a copy of Article 13, and a statement of your rights if you are dissatisfied with MidCarolina’s payment.

If the merger is not completed within 60 days after the date set for you to demand payment and deposit your share certificates, MidCarolina must return your deposited certificates or, in the case of uncertificated shares, release any transfer restrictions which have been imposed as described above; and if the merger is completed later, MidCarolina must send you a new Dissenters’ Notice and repeat the Payment Demand procedures described above.

If (i) you believe the amount paid by MidCarolina as described above is less than the fair value of your shares of MidCarolina common stock or MidCarolina Series A preferred stock, or that the interest due is incorrectly calculated; (ii) MidCarolina does not make timely payment to you; or (iii) MidCarolina does not complete the merger and does not return your deposited certificates, or release any transfer restrictions that have been placed on your uncertificated shares, within 60 days after the date set for demanding payment, then you may notify MidCarolina in writing of your own estimate of the fair value of your shares of MidCarolina common stock or MidCarolina Series A preferred stock and the amount of interest due and may demand payment of your estimate (a “Further Payment Demand”). In any such event, if you fail to take any such action within the 30 days after MidCarolina makes payment for your shares or fails to perform timely, you will be considered to have withdrawn your dissent and demand for payment and waived your rights under Article 13.

If you have taken all required actions and your demand for payment remains unsettled, you may file a lawsuit within 60 days after the earlier of the date of MidCarolina’s payment or the date of your Further Payment Demand. If you take no action within that 60-day period, you will be considered to have withdrawn your dissent and demand for payment. In the court proceeding described above, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value, and it has discretion to make all dissenters whose demands remain unsettled parties to one proceeding. Each dissenter made a party to the proceeding must be served with a copy of the complaint and will be entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, to exceed the amount paid by MidCarolina. Court costs, appraisal, and counsel fees may be assessed by the court as it deems equitable.

Article 13 contains certain additional provisions and requirements that apply in the case of dissents by nominees who hold shares for others, and by beneficial owners whose shares are held in the names of other persons.

The summary set forth above does not purport to be a complete statement of the provisions of the North Carolina BCA relating to the rights of dissenting shareholders and is qualified in its entirety by reference to the applicable sections of the North Carolina BCA, which are included as Appendix D to this proxy statement/prospectus. If you intend to exercise Dissenters’ Rights, you are urged to carefully review Appendix D and to consult with legal counsel so as to be in strict compliance therewith.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties relating to American and MidCarolina’s respective businesses, including:

•	corporate organization, standing and power, and subsidiaries;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	capital structure;

•	SEC filings, financial statements included in certain of those filings, regulatory reports filed with governmental agencies and accounting controls;

•	absence of certain changes or events and absence of certain undisclosed liabilities;

•	material contracts;

•	legal proceedings and compliance with applicable laws;

•	tax matters;

•	ownership and leasehold interests in properties;

•	employee benefit matters;

•	insurance;

•	loan portfolio, allowance for loan losses and mortgage loan buy-backs;

•	certain delinquent and classified loans;

•	environmental matters;

•	books and records;

•	intellectual property;

•	tax treatment;

•	brokers and finders; and

•	engagement of financial advisors.

With the exception of specified representations relating to capitalization, corporate authority and, for MidCarolina, brokered deposits, that must be true and correct in all material respects, and representations relating to absence of conflict with organizational documents and absence of certain changes reasonably likely to have a material adverse effect, which must be true and correct in all respects, no representation will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, event or circumstance unless that fact, event or circumstance, individually or taken together with all other facts, events or circumstances, has had or is reasonably likely to have a material adverse effect on the company making the representation.

The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date and may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this proxy statement/prospectus, in the documents incorporated by reference into this proxy statement/prospectus by American, and in the periodic and current reports and statements that American and MidCarolina each file with the SEC. See “Where You Can Find More Information” beginning on page 162.

Conditions to Completion of the Merger

The respective obligations of American and MidCarolina to complete the merger are subject to the fulfillment or waiver of certain conditions, including the following:

•	approval of the merger agreement by the holders of MidCarolina common stock;

•	approval by the American shareholders of the common stock to be issued in the merger;

•	approval of the merger by the necessary federal and state regulatory authorities;

•	approval from the NASDAQ Stock Market for the listing on the NASDAQ Global Select Market of the shares of American common stock to be issued in the merger;

•	the absence of any order, decree or injunction of a court or regulatory agency that enjoins or prohibits the completion of the merger;

•	accuracy of the other party’s representations and warranties in the merger agreement, including the representation that no material adverse change has occurred;

•	the other party’s compliance with its obligations under the merger agreement; and

•	the receipt by each party from LeClairRyan, A Professional Corporation, American’s legal counsel, of a written legal opinion relating to the U.S. federal income tax treatment of the merger.

Where the merger agreement and/or law permits, American and MidCarolina could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Regulatory Approvals

We cannot complete the merger unless it is approved by the Federal Reserve, the Virginia State Corporation Commission and the North Carolina Commissioner of Banks. On February [•], 2011, American filed all required applications and notices with the above-referenced banking agencies. As of the date of this proxy statement/prospectus, we have not yet received the required approvals. While we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will receive them.

On February 8 and 9, 2011, American National Bank filed a related application with the Office of the Comptroller of the Currency for approval to merge MidCarolina Bank into American National Bank. While not required for the completion of the merger, the approval from the Office of the Comptroller of the Currency will be required to merge MidCarolina Bank with and into American National Bank. As of the date of this proxy statement/prospectus, we have not yet received the required approval from the Office of the Comptroller of the Currency.

Business Pending the Merger

American and MidCarolina have made customary agreements that place restrictions on them until completion of the merger. In general, American and MidCarolina are required to conduct their respective business in the ordinary and usual course and to take no action that would affect adversely or delay the ability to obtain the required approvals and consents for the merger or perform the covenants and agreements under the merger agreement or complete the merger on a timely basis.

MidCarolina has also agreed that, with certain exceptions, it will not, and shall not permit any of its subsidiaries to, without the prior written consent of American:

•	amend any articles of incorporation, bylaws or other similar governing instruments;

•	other than as permitted in the merger agreement, issue any additional shares of capital stock or grant any stock options, restricted shares or other stock-based awards;

•

enter into or amend any written employment or severance agreement or similar arrangement with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee compensation, except for normal individual increases to employees and employee bonuses made in the ordinary course of business consistent with past practice;

•	enter into or amend any retirement, stock option, or other employee benefit plan or arrangement for any directors, officers or employees;

•	incur any obligation or liability or encumber or dispose of any assets, except in the ordinary course of business and for adequate value;

•	other than as permitted in the merger agreement, make, declare, pay any dividend on, or redeem, purchase or otherwise acquire any shares of capital stock;

•	adjust, split, combine, or reclassify any shares of capital stock;

•

make any material investment in or acquisitions of any other person or entity, other than by way of foreclosure or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business;

•

enter into any new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it, except as required by applicable law;

•

implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by generally accepted accounting principles in the United States, regulatory accounting guidelines or applicable law;

•

knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	take any action that would make any representation or warranty in the merger agreement untrue; or

•	agree to take any of the actions prohibited by the preceding bullet points.

Pending consummation of the merger, American has agreed not to:

•	amend any articles of incorporation, bylaws or other similar governing instruments (except as provided by the merger agreement);

•

knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	take any action that would make any representation or warranty in the merger agreement untrue; or

•	agree to take any of the actions prohibited by the preceding bullet points.

Amendment to American Articles of Incorporation

Pursuant to the merger agreement, each share of MidCarolina’s Series A noncumulative perpetual preferred stock will be converted into one share of American’s to-be-established Series A noncumulative perpetual preferred stock (except for shares held by MidCarolina’s shareholders who “dissent”). Prior to the closing of the merger, American will amend its articles of incorporation to establish the American Series A preferred stock, which will have substantially identical terms, preferences and rights as the MidCarolina Series A preferred stock. The form of the articles of amendment to American’s articles of incorporation establishing the American Series A preferred stock is attached as Exhibit 1.3(a) to the merger agreement, a copy of which is attached as Appendix A to the proxy statement/prospectus. Under American’s articles of incorporation, the board of directors of American is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. Accordingly, shareholders of American will not vote on the amendment to establish the Series A preferred stock at the American special meeting.

No Solicitation

MidCarolina has agreed that, while the merger agreement is in effect, it will not directly or indirectly:

•	initiate, solicit or encourage any inquiries or proposals with respect to any “acquisition transaction” (as defined below) with someone other than American; or

•	engage or participate in any negotiations or discussions concerning, or provide any confidential or nonpublic information relating to, an acquisition transaction.

For purposes of the merger agreement, an “acquisition transaction” means, other than transactions contemplated by the merger agreement, any proposal or offer relating to, or transaction to effect:

•	a merger, consolidation, share exchange, business combination, reorganization, liquidation, dissolution or other similar transaction involving MidCarolina or MidCarolina Bank;

•

any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of MidCarolina and its subsidiaries or 10% or more of any class of voting securities of MidCarolina or its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of MidCarolina; or

•

any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning 10% or more of any class of voting securities of MidCarolina or its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of MidCarolina.

Under the merger agreement, however, if MidCarolina receives an unsolicited bona fide written proposal involving an acquisition transaction, it may engage in negotiations or discussions with or provide nonpublic information to the person or entity making that proposal only if:

•	the MidCarolina board of directors receives the proposal prior to the MidCarolina special meeting;

•

the MidCarolina board concludes in good faith, after consultation with and based upon the written advice of outside counsel, that the failure to take such actions would be inconsistent with its fiduciary duties to shareholders under applicable law;

•	the MidCarolina board also concludes in good faith that the proposal regarding the acquisition transaction constitutes or is reasonably likely to result in a superior proposal (as defined below); and

•	MidCarolina receives from the person or entity making the proposal an executed confidentiality agreement.

MidCarolina has agreed to advise American within 24 hours following receipt of any proposal or inquiry involving an acquisition transaction, including a description of the substance of the proposal (including the identity of the proposing party), and to keep American apprised of any related developments, discussions and negotiations on a current basis.

For purposes of the merger agreement, a “superior proposal” means a bona fide written proposal for an acquisition transaction made to MidCarolina that its board of directors concludes in good faith, after consultation with its financial and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person or entity making the proposal:

•	is more favorable to the shareholders of MidCarolina from a financial point of view, than the merger; and

•

is fully financed or reasonably capable of being fully financed, to the extent required, and reasonably likely to receive all required government approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

For the purposes of the definition of “superior proposal,” the term “acquisition transaction” has the same meaning as described above, except the reference to “10% or more” is changed to be a reference to “a majority” and an “acquisition transaction” can only refer to a transaction involving MidCarolina or MidCarolina Bank.

Except as otherwise provided in the merger agreement, nothing contained in the no solicitation provisions of the merger agreement will permit MidCarolina to terminate the merger agreement or affect any of its other obligations under the merger agreement.

Waiver and Amendment

At any time on or before the effective date of the merger, any term or provision of the merger agreement, other than the exchange ratio, may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The merger agreement may be amended at any time before the merger by agreement of the parties whether before or after the later of the date of their respective special meetings, except statutory requirements and requisite shareholder and regulatory authority approvals.

Termination of the Merger Agreement

Termination by American and MidCarolina. The merger agreement may be terminated, and the merger abandoned, by American and MidCarolina at any time before the merger is completed if the boards of directors of both parties vote to do so.

Termination by American or MidCarolina. The merger agreement may be terminated, and the merger abandoned, by either party’s board of directors if:

•

the merger has not been completed by December 31, 2011, unless the failure to complete the merger by such time was caused by a failure to perform an obligation under the merger agreement by the terminating party;

•

if any event or condition occurs which renders impossible the satisfaction of a condition to the obligations of the terminating party to effect the merger, and which cannot be or has not been cured within 30 days after giving written notice to the other party, provided that the impossibility of satisfying a condition is not due to the terminating party’s breach of any of its obligations under the merger agreement;

Termination by American. American may terminate the merger agreement at any time before the MidCarolina special meeting if:

•

the board of directors of MidCarolina fails to recommend, or withdraws or modifies its recommendation to the MidCarolina shareholders that the merger agreement be approved in any way that is adverse to American; or

•

MidCarolina materially breaches its covenants in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the merger agreement or breaches its covenant regarding the non-solicitation of other offers.

In addition, American may terminate the merger agreement at any time if:

•

MidCarolina enters into an agreement with another party with respect to a business combination transaction or with respect to an acquisition directly from MidCarolina of securities representing 10% or more of the voting power of MidCarolina; or

•

a third party commences a tender offer or exchange offer for 20% or more of the outstanding shares of MidCarolina common stock, and the board of directors of MidCarolina recommends that MidCarolina shareholders tender their shares in the offer or otherwise fails to recommend that they reject the offer within a specified period.

Termination by MidCarolina. MidCarolina may terminate the merger agreement at any time:

•

before the American special meeting if the board of directors of American fails to recommend, or withdraws or modifies its recommendation to the American shareholders that the issuance of American common stock in the merger be approved in any way that is adverse to MidCarolina;

•	before the American special meeting if American materially breaches its covenants requiring the calling and holding of a meeting of shareholders to consider the issuance of American common stock; or

•

before the MidCarolina special meeting to enter into an acquisition agreement or similar agreement with respect to an unsolicited “superior proposal,” as defined in the merger agreement and described above, which has been received and considered by MidCarolina in compliance with the applicable terms of the merger agreement, provided that MidCarolina has notified American at least five business days in advance of any such termination and given American the opportunity during such period to make an offer at least as favorable as the superior proposal, as determined by the MidCarolina board of directors.

In the event of termination, the merger agreement will become null and void, except that certain provisions thereof relating to fees and expenses and confidentiality of information exchanged between the parties will survive any such termination.

Termination Fee

The merger agreement provides that MidCarolina must pay American a $1,700,000 termination fee under the circumstances and in the manner described below:

•

if the merger agreement is terminated by American for any of the reasons described in the second, third or fourth bullet points under “– Termination of the Merger Agreement – Termination by American” on page 76 or by MidCarolina for the reasons described in the last bullet point under “– Termination of the Merger Agreement – Termination by MidCarolina” on page 76, MidCarolina must pay the termination fee to American concurrently with the termination of the merger agreement; or

•

if (x) the merger agreement is terminated (i) by American for any of the reasons described in the second bullet point under “– Termination of the Merger Agreement – Termination by American or MidCarolina” on page 75, and the impossibility of the satisfaction of a condition to American’s obligations has resulted from a breach by MidCarolina of any representation, warranty, covenant or agreement under the merger agreement, (ii) by American for any of the reasons described in the first bullet point under “– Termination of the Merger Agreement – Termination by American” on page 76, or (iii) by American or MidCarolina because the merger has not been consummated by December 31, 2011 and if the failure to consummate the merger by such date is due to MidCarolina’s breach of any representation, warranty, covenant or agreement under the merger agreement, and prior to the termination of the merger agreement a proposal for an “acquisition transaction” (as described under “– No Solicitation” on page 74) has been publicly announced or otherwise communicated or made known to the senior management of MidCarolina or its board of directors (or any person has publicly announced, communicated or made known an intention, whether or not conditional, to propose an acquisition transaction), and (y) within 12 months after such termination MidCarolina or MidCarolina Bank consummates an acquisition transaction, MidCarolina must pay the termination fee to American on the date the transaction is consummated; provided that, for the purposes of this termination fee provision, the term “acquisition transaction” has the same meaning as defined in the merger agreement and described above, except the reference to “10% or more” is changed to be a reference to “a majority.”

Any termination fee that becomes payable to American pursuant to the merger agreement will be paid by wire transfer of immediately available funds to an account designated by American. If MidCarolina fails to timely pay the termination fee to American, MidCarolina will be obligated to pay the costs and expenses incurred by American to collect such payment, together with interest.

Expenses

In general, whether or not the merger is consummated, American and MidCarolina will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement. The parties will share the costs of printing this proxy statement/prospectus.

However, if the merger agreement is terminated by either party because of a material breach by the other party of any representation, warranty, covenant, agreement, undertaking or restriction contained in the merger agreement, the breaching party will reimburse the terminating party for all reasonable out-of-pocket fees and expenses up to $250,000, provided the terminating party is not itself in material breach of any terms of the merger agreement. If American is entitled to reimbursement of its expenses and the $1,700,000 termination fee, the maximum amount payable by MidCarolina to American would be $1,700,000.

Any reimbursement of expenses will be paid by wire transfer of immediately available funds to an account designated by the receiving party within 30 days after the termination of the merger agreement. If either American or MidCarolina fails to timely reimburse the other party, the party which is to provide reimbursement will be obligated to pay the costs and expenses, including legal fees and expenses, incurred by the other party to collect such payment.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting under generally accepted accounting principles. Under the acquisition method of accounting, the assets and liabilities of MidCarolina will be recorded, as of completion of the merger, at their respective fair values and added to those of American. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements and reported results of operations of American issued after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of MidCarolina. See also “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 143.

Material Federal Income Tax Consequences

The following is a summary of the material federal income tax consequences of the merger applicable to a holder of shares of MidCarolina common stock or MidCarolina Series A preferred stock. This discussion is based upon the Internal Revenue Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. holders (as defined below) that hold their shares of MidCarolina common stock or MidCarolina Series A preferred stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular MidCarolina shareholder or to MidCarolina shareholders that are subject to special treatment under U.S. federal income tax laws, such as:

•	shareholders that are not U.S. holders;

•	financial institutions;

•	insurance companies;

•	mutual funds

•	tax-exempt organizations;

•	S corporations or other pass-through entities (or investors in such entities)

•	dealers in securities or currencies;

•	persons subject to the alternative minimum tax provisions of the Internal Revenue Code

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons who own more than 5% of the outstanding common stock of MidCarolina;

•	persons who hold MidCarolina common stock or MidCarolina Series A preferred stock as part of a straddle, hedge, constructive sale or conversion transaction; and

•	U.S. holders who acquired their shares of MidCarolina common stock or MidCarolina Series A preferred stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds MidCarolina common stock or MidCarolina Series A preferred stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

This discussion does not address the tax consequences of the merger under state, local or foreign tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Holders of MidCarolina common stock and MidCarolina Series A preferred stock are urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of any state, local or foreign and other tax laws and of any changes in those laws.

For purposes of this section, the term “U.S. holder” means a beneficial owner of MidCarolina common stock or MidCarolina Series A preferred stock that for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•

a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Tax Consequences of the Merger Generally. American and MidCarolina intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a

condition to the obligations of American and MidCarolina to complete the merger that each receive a written opinion from American’s legal counsel, LeClairRyan, A Professional Corporation, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering this opinion, LeClairRyan may require and rely upon representations contained in letters and certificates to be received from American and MidCarolina. If the letters or certificates are incorrect, the conclusions reached in the tax opinion could be jeopardized. In addition, the opinion will be subject to certain qualifications and limitations as set forth in the opinion.

The tax opinion given in connection with the merger will not be binding on the IRS. Neither American nor MidCarolina intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the consequences set forth below. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Assuming that, in accordance with the opinion referred to above, the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then, except as provided below with respect to cash received in lieu of fractional shares or as a “dissenting shareholder”, a U.S. holder will not recognize any gain or loss as a result of the receipt of shares of American common stock or American Series A preferred stock pursuant to the merger.

Cash Received in Lieu of Fractional Shares. A U.S. holder that receives cash in lieu of a fractional share of American common stock in the merger will generally be treated as having received such fractional share and then as having received such cash in redemption of such fractional share interest. A U.S. holder generally will recognize gain or loss measured by the difference between the amount of cash received and the portion of the basis of the shares of MidCarolina common stock allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the MidCarolina common stock exchanged therefor was greater than one year as of the date of the exchange. The deductibility of capital losses is subject to limitations

Tax Basis and Holding Period. A U.S. holder’s aggregate tax basis in the American common stock or American Series A preferred stock received in the merger will equal such shareholder’s aggregate tax basis in the MidCarolina common stock or MidCarolina Series A preferred stock surrendered in the merger, reduced by any amount allocable to a fractional share of American common stock for which cash is received. The holding period for the shares of American common stock or American Series A preferred stock received in the merger generally will include the holding period for the shares of MidCarolina common stock or MidCarolina Series A preferred stock exchanged therefor.

Reporting Requirements. A U.S. holder who receives American common stock or American Series A preferred stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder who is required to file a U.S. tax return and who is a “significant holder” that receives American common stock or American Series A preferred stock will be required to file a statement with such holder’s U.S. federal income tax return setting forth such holder’s basis in the MidCarolina common stock or MidCarolina Series A preferred stock and the fair market value of the American common stock received in the merger. A “significant holder” is a U.S. holder, who, immediately before the merger, owned at least 5% of the outstanding common stock of MidCarolina.

Backup Withholding. Payments of cash made to a U.S. holder of MidCarolina stock in lieu of fractional shares of American common stock or as a “dissenting shareholder” in the merger may be subject to information reporting and backup withholding, unless the U.S. holder of MidCarolina stock (i)

provides a correct taxpayer identification number and any other required information to the payor; or (ii) is a corporation or comes within certain exempt categories and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the holder timely furnishes the required information to the IRS.

Interests of Certain Persons in the Merger

As discussed below, some MidCarolina directors and officers have interests in the merger that differ from, or are in addition to, the interests of other MidCarolina shareholders. When considering the recommendation of the MidCarolina board, you should be aware of these interests. The MidCarolina board was aware of these interests and considered them before approving and adopting the merger agreement.

Indemnification and Insurance. American has agreed to indemnify the officers and directors of MidCarolina against certain liabilities arising before the effective date of the merger to the same extent that MidCarolina or MidCarolina Bank would have been legally required or permitted to do so if the merger had not taken place. American has also agreed to provide liability insurance for the current officers and directors of MidCarolina for six years after the merger, subject to a cap on the annual premium payments equal to 150% of MidCarolina’s current annual premium.

Director Appointments. Three current directors of MidCarolina, F. D. Hornaday III, John H. Love and Robert A. Ward, were chosen by MidCarolina’s board of directors, and approved by American’s board of directors, to become directors of American and American National Bank following the merger. Additionally, though he will not serve as a voting director of American, MidCarolina’s chairman, James R. Copland III, will serve as a director emeritus of American following the merger. Certain directors of MidCarolina and MidCarolina Bank selected by American will also be invited to join the North Carolina Advisory Board of Directors of American National Bank.

Executive Officer Position. Current MidCarolina president and chief executive officer, Charles T. Canaday, Jr., will serve as a senior vice president of American and an executive vice president of American National Bank, as well as president of North Carolina Banking for American National Bank. American, American National Bank and Mr. Canaday have entered into employment and executive severance agreements as described below with respect to his employment by American National Bank after the merger.

Employment and Change in Control Agreements. In connection with entering into the merger agreement, American National Bank has entered into an employment agreement with Charles T. Canaday, Jr. that is effective upon the consummation of the merger. Under the terms of the agreement, Mr. Canaday will serve as a senior vice president of American and an executive vice president of American National Bank, as well as president of North Carolina Banking for American National Bank. The employment agreement provides Mr. Canaday with an annual base salary that will be no less than $190,000 (as compared to his current $230,000 annual salary as an officer of MidCarolina Bank). In addition, after consummation of the merger, American National Bank will pay Mr. Canaday $550,000 as a retention bonus for his agreeing to serve as an officer of American National Bank after the merger. American National Bank and Mr. Canaday will also enter into an arrangement at the time of the merger under which American National Bank will fund a deferred compensation account for Mr. Canaday with a lump sum payment of $205,100. The deferred compensation account will vest and become payable, provided Mr. Canaday remains in full-time employment with American National Bank on such vesting date, in three annual installments beginning on June 30, 2012 and ending on June 30, 2014. Under his employment agreement with American National Bank, Mr. Canaday will be eligible to participate in any profit sharing, incentive and performance compensation programs of American National Bank on the same basis as other similarly situated officers of American National Bank. Mr. Canaday has also agreed to comply with certain industry standard noncompetition and nonsolicitation provisions contained in the agreement.

According to the terms of the employment agreement, American National Bank may terminate Mr. Canaday’s employment at any time or for any reason. If American National Bank terminates Mr. Canaday’s employment for any reason other than death, disability or for “good cause” (as defined in the agreement), American National Bank will be obligated to continue to provide him with his base salary (as in effect on the date that his employment terminates) during the period beginning on the employment termination date and ending on the earlier of the date Mr. Canaday attains age 65 or the second anniversary of the employment termination date.

The employment agreement for Mr. Canaday terminates upon a change in control of American or American National Bank, at which time the executive severance agreement described below between American, American National Bank and Mr. Canaday will become effective and any termination benefits will be determined and paid solely pursuant to such agreement.

According to the executive severance agreement between American, American National Bank and Mr. Canaday that becomes effective upon a “change in control” (as defined in the agreement) of American or American National Bank, the bank or its successor agrees to continue to employ Mr. Canaday for a term of three years after the date of a change in control. During the term of the agreement, his base salary, profit sharing and incentive compensation cannot be reduced. He would also receive continued salary and benefits if his employment is terminated “without cause” (as defined in the agreement) during the term of the agreement. If his employment is terminated without cause before the first anniversary of the change in control, Mr. Canaday would receive continued salary and benefits until the earlier of the second anniversary of the change in control or the last day of the term of the agreement. If the termination of employment without cause occurs on or after the first anniversary of the change in control, Mr. Canaday will receive continued salary and benefits until the earlier of the first anniversary of termination of employment or the last day of the term of the agreement.

The executive severance agreement also provides for continued salary and benefits if Mr. Canaday resigns under certain circumstances. Beginning on the date of a change in control and through the third month therafter, Mr. Canaday may resign and receive continued salary and benefits for 12 months if his resignation is due to a reduction in his compensation or a required relocation of his office more than 30 miles from his office at the date of the change in control. Beginning in the fourth month after a change in control and through the first anniversary thereafter, Mr. Canaday may resign for any or no reason and receive continued salary and benefits for 12 months. After the first anniversary of a change in control, Mr. Canaday may resign and receive continued salary and benefits until the earlier of the first anniversary of the termination of his employment or the last day of the term of the agreement if his resignation is due to a reduction in his compensation, a required relocation of his office more than 30 miles from his office at the date of the change in control or a reduction in the duties or title assigned to him as of the first anniversary of the change in control.

The amounts payable under the severance agreement are governed by two limitations. First, no amounts will be paid under the agreement for any period after Mr. Canaday attains age 65. Second, no amounts will be paid under the agreement to the extent that the benefits would make Mr. Canaday liable for the payment of an excise tax under Section 4999 of the Internal Revenue Code.

As a condition to entering into these new agreements, if the merger is consummated, Mr. Canaday’s existing employment agreement with MidCarolina will terminate, and he will not have any change in control benefits that would otherwise be available upon consummation of the merger, except that the terms of the merger agreement will still trigger accelerated vesting of any outstanding options, as well as death benefit rights under the split dollar insurance agreement that Mr. Canaday has with MidCarolina. Mr. Canaday’s salary continuation agreement will also still be in effect. The above-described employment and executive severance agreements become effective upon completion of the merger. They will have no effect on the current arrangements that Mr. Canaday has with MidCarolina if the merger is not completed.

Potential Payments Under Employment and Salary Continuation Agreements. MidCarolina has employment and salary continuation agreements with the following executive officers: Charles T. Canaday, Jr., president and chief executive officer of MidCarolina, Christopher B. Redcay, senior vice president and chief financial officer of MidCarolina, and R. Craig Patterson, senior vice president and chief credit officer of MidCarolina. Under the terms of each employment agreement, if, within two years following a change in control of MidCarolina, the officer’s employment is terminated “without cause” or the officer terminates his employment with “good reason” (as such terms are defined in the agreement), he will be entitled to receive certain severance payments. The severance payments are to be made in monthly installments. Assuming a termination under such circumstances at December 31, 2010, following a change in control of MidCarolina, the approximate payments to each officer under the employment agreements would have been: Mr. Canaday, $755,000; Mr. Redcay, $330,533; and Mr. Patterson, $313,833. Mr. Canaday has entered into the above-described employment agreement and executive severance agreement with American National Bank that will be effective upon consummation of the merger and will supersede and terminate his existing employment agreement with MidCarolina and any severance payments due thereunder in connection with the merger.

MidCarolina also has salary continuation agreements with Messrs. Canaday, Redcay and Patterson. Under the terms of each salary continuation agreement, if, within one year following a change in control of MidCarolina, the officer’s employment is terminated “without cause” or the officer terminates his employment with “good reason” (as such terms are defined in the agreement), he will be entitled to receive a lump sum severance payment in an amount equal to his projected accrual balance at age 65, without discount for the time-value of money. Assuming a termination under such circumstances at December 31, 2010, following a change in control of MidCarolina, the approximate payments to each officer under the salary continuation agreement would have been $723,065. American has agreed to assume all obligations under the salary continuation agreements.

Stock Options. MidCarolina has awarded certain employees, officers and directors stock options pursuant to its equity compensation plans. To the extent the options have not been exercised, upon consummation of the merger the options will be converted into stock options of American. The vesting of certain of these options will accelerate as a result of the merger and will become immediately exercisable stock options of American.

Employee Benefit Plans. As soon as administratively practicable following the merger, employees of MidCarolina who continue on as employees of American will be entitled to participate in the American health and welfare benefit and similar plans on the same terms and conditions as employees of American. These employees will receive credit for their years of service to MidCarolina for participation, vesting and benefit accrual purposes.

Voting Agreement

The directors and executive officers of MidCarolina have entered into an agreement with American pursuant to which they have agreed to vote all of their shares in favor of the merger agreement, except that certain shares they hold in a fiduciary capacity or for which they have no voting or dispositive power are not covered by the agreement.

The voting agreement prohibits, subject to limited exceptions, the directors and executive officers of MidCarolina from selling, transferring, pledging, encumbering or otherwise disposing of any shares of MidCarolina stock. The voting agreement terminates upon the earlier to occur of the completion of the merger and the termination of the merger agreement in accordance with its terms.

Certain Differences in Rights of Shareholders

American is a Virginia corporation subject to the provisions of the Virginia Stock Corporation Act (the “Virginia SCA”). MidCarolina is a North Carolina corporation and, therefore, is subject to the provisions of the North Carolina BCA. The rights of MidCarolina shareholders are presently governed by MidCarolina’s articles of incorporation and bylaws, as well as the North Carolina BCA. Upon consummation of the merger, and MidCarolina’s shareholders becoming shareholders of American, such shareholders’ rights will be governed by the articles of incorporation and bylaws of American and the Virginia SCA.

A summary of the material differences between the rights of a MidCarolina shareholder under the North Carolina BCA and MidCarolina’s articles of incorporation and bylaws, on the one hand, and the rights of an American shareholder under the Virginia SCA and the articles of incorporation and bylaws of American, on the other hand, is provided in this proxy statement/prospectus in the section “Comparative Rights of Shareholders” on page 152.

Possible Alternative Merger Structure

The merger agreement provides that American and MidCarolina may mutually agree to change the structure of the merger. However, no change may be made that:

•

alters or changes the exchange ratio or the number of shares of American common stock or American Series A preferred stock into which MidCarolina common stock or MidCarolina Series A preferred stock will be converted in the merger,

•	adversely affects the tax treatment of American or MidCarolina or MidCarolina’s shareholders pursuant to the merger agreement, or

•	materially impedes or delays completion of the merger in a timely manner.

Resales of American Stock

The shares of American common stock and American Series A preferred stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, except for shares issued to any shareholder who may be deemed to be an “affiliate” of American for purposes of Rule 144 under the Securities Act of 1933. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, American and may include the executive officers, directors and significant shareholders of American.

MARKET FOR COMMON STOCK AND DIVIDENDS

American common stock is traded on the NASDAQ Global Select Market under the symbol “AMNB.” MidCarolina common stock trades on the OTC Bulletin Board under the symbol “MCFI.” MidCarolina Series A preferred stock is privately held and not traded on an established market.

As of the record date for the American special meeting, there were [•] shares of American common stock outstanding, which were held by approximately [•] holders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

As of the record date for the MidCarolina special meeting, there were [•] shares of MidCarolina common stock outstanding, which were held by approximately [•] holders of record, and 5,000 shares of MidCarolina Series A preferred stock, which were held by approximately [•] holders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

The following table sets forth during the periods indicated the high and low sales prices of American common stock and MidCarolina common stock as reported on the NASDAQ Global Select Market and the OTC Bulletin Board, respectively, and the dividends declared per share of American common stock. MidCarolina has never paid a cash dividend on its common stock. The sales prices for MidCarolina common stock shown in the table below may not be representative of all transactions during the indicated periods or the actual fair market value of the common stock at the time of such transaction due to the infrequency of trades and the limited market for the common stock.

	American Common Stock						MidCarolina Common Stock
	Sales Price				Dividends Declared Per Share		Sales Price				Dividends Declared Per Share
	High		Low				High		Low
2011
First Quarter (through [•])	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]	$—
2010
First Quarter		$22.51		$17.04		$0.23		$5.50		$4.50	$—
Second Quarter		23.00		18.11		0.23		5.50		4.00	—
Third Quarter		22.30		18.00		0.23		4.40		2.70	—
Fourth Quarter		24.42		21.32		0.23		7.00		2.80	—
2009
First Quarter		$17.95		$14.25		$0.23		$7.50		$4.05	$—
Second Quarter		22.00		14.99		0.23		7.00		4.50	—
Third Quarter		23.50		19.10		0.23		7.10		5.25	—
Fourth Quarter		22.84		19.01		0.23		6.35		4.00	—
The following table sets forth the closing sale prices per share of American common stock as reported on the NASDAQ Global Select Market and MidCarolina common stock as reported on the OTC Bulletin Board on December 15, 2010, the last trading day before we announced the signing of the merger agreement, and on [•], 2011, the last trading day before the date of this proxy statement/prospectus. The following table also includes the equivalent price per share of MidCarolina common stock on those dates.

The equivalent per share price reflects the value on each date of the American common stock that would have been received by MidCarolina shareholders if the merger had been completed on those dates, based on an assumed exchange ratio of 0.33 shares of American common stock for each share of MidCarolina common stock and the closing sales prices of American’s common stock.

	American Common Stock		MidCarolina Common Stock		Equivalent Market Value Per Share of MidCarolina
December 15, 2010		$23.80		$2.85		$7.85
[•], 2011	$	[•]	$	[•]	$	[•]

You are advised to obtain current market quotations for American common stock and MidCarolina common stock. The market price of American common stock at the effective date of the merger or at the time shareholders of MidCarolina who receive American common stock in the merger receive certificates evidencing such shares after the merger is consummated may be higher or lower than the market price at the time the merger agreement was executed, at the date of mailing of this proxy statement/prospectus or at the time of the special meetings.

American and MidCarolina are legal entities separate and distinct from their subsidiaries, and their revenues depend primarily on the payment of dividends from their subsidiary banks. Therefore, American’s and MidCarolina’s principal sources of funds with which to pay dividends on their stock and their other separate expenses are dividends they receive, respectively, from American National Bank and MidCarolina Bank. The subsidiary banks of both American and MidCarolina are subject to certain regulatory and other legal restrictions on the amount of dividends they are permitted to pay to American and MidCarolina.

MidCarolina’s and MidCarolina Bank’s boards of directors have entered into agreements called memorandums of understandings with, respectively, the Federal Reserve Bank of Richmond and with the Federal Deposit Insurance Corporation (“FDIC”) and North Carolina Commissioner of Banks. MidCarolina’s agreement provides that it will not receive dividends from MidCarolina Bank, pay dividends on MidCarolina’s common or preferred stock or payments on trust preferred securities, incur additional debt, or redeem any outstanding stock, without its regulator’s prior written approval. MidCarolina Bank’s agreement provides that it will not pay any dividend to MidCarolina without its regulators’ approval. See “Information About MidCarolina Financial Corporation – Memorandums of Understanding” on page 88.

American currently pays dividends on its common stock on a quarterly basis, and it anticipates declaring and paying quarterly dividends after completion of the merger. American has no current intention to change its dividend strategy of paying a relatively high cash dividend, but has and will continue to evaluate that decision on a quarterly basis. After the merger, the final determination of the timing, amount and payment of dividends on American common stock will be at the discretion of its board of directors and will depend upon the earnings of American and its subsidiary bank, the financial condition of American and other factors, including general economic conditions and applicable governmental regulations and policies.

INFORMATION ABOUT AMERICAN NATIONAL BANKSHARES INC.

American National Bankshares Inc. is a bank holding company organized under the laws of the Commonwealth of Virginia and headquartered in Danville, Virginia. American provides a full range of financial services through its subsidiary community bank, American National Bank and Trust Company, a national banking association chartered in 1909 under the laws of the United States. American National Bank serves southern and central Virginia and the northern portion of North Carolina with 18 banking offices. The common stock of American is traded on the NASDAQ Global Select Market under the symbol “AMNB.”

As of September 30, 2010, American had total assets of approximately $824.2 million, total net loans of approximately $510.9 million, total deposits of approximately $625.6 million and total shareholders’ equity of approximately $110.9 million. American National Bank also manages an additional $418 million of assets in its trust and investment services division.

The principal executive offices of American are located at 628 Main Street, Danville, Virginia 24541. American’s telephone number is (434) 792-5111.

For more information about American, see “Where You Can Find More Information” beginning on page 162.

INFORMATION ABOUT MIDCAROLINA FINANICAL CORPORATION

Business

General. MidCarolina is a North Carolina business corporation that was formed in 2002 to serve as a holding company for MidCarolina Bank. Its office is located at 3101 South Church Street, Burlington, North Carolina 27215, and its principal source of revenue is dividends it receives from MidCarolina Bank on MidCarolina Bank’s common stock held by MidCarolina.

MidCarolina Bank began operations on August 14, 1997 as a North Carolina chartered commercial bank. It is engaged in general commercial banking primarily in Alamance and Guilford Counties, North Carolina. Its main office is located in Burlington, North Carolina, and it has one full-service branch in Burlington, NC, one full-service branch in Graham, NC, two full-service branches in Greensboro, NC, and one full-service branch in Mebane, NC, and limited service offices in the Alamance Regional Medical Center and the Village of Brookwood Retirement Center, both of which are located in Burlington. Its loans and deposits are generated primarily from the areas where its offices are located.

MidCarolina Bank’s primary sources of revenue are interest and fee income from its lending activities. These lending activities consist principally of originating commercial operating and working capital loans, residential mortgage loans, home equity lines of credit, other consumer loans and loans secured by commercial real estate. Its current lending strategy is to establish market share throughout Alamance and Guilford Counties, with an emphasis in Burlington, Graham, Greensboro and Mebane. Interest and dividend income from investment activities generally provide the second largest source of income to MidCarolina Bank.

Deposits are the primary source of MidCarolina Bank’s funds for lending and other investment purposes. It attracts both short-term and long-term deposits from the general public by offering a variety of accounts and rates, including statement savings accounts, negotiable order of withdrawal accounts, money market demand accounts, non-interest-bearing accounts and fixed interest rate certificates with varying maturities. It also utilizes alternative sources of funds such as brokered certificates of deposit and borrowings from the Federal Home Loan Bank of Atlanta (the “FHLB”).

MidCarolina Bank’s deposits are obtained primarily from its primary market area. It uses traditional marketing methods to attract new customers and deposits, including print media advertising and direct mailings. Deposit flows are greatly influenced by economic conditions, the general level of interest rates, competition and other factors.

Memorandums of Understanding. During June 2010, MidCarolina Bank’s board of directors entered into an agreement called a Memorandum of Understanding (the “Memorandum”) with the FDIC and the North Carolina Commissioner of Banks (the “NC Commissioner”) which provides that MidCarolina Bank will move in good faith to take various actions designed to improve its lending procedures and other conditions related to its operations. The Memorandum provides generally for MidCarolina Bank’s board of directors to (i) review and formulate objectives relative to liquidity and growth, including a reduction in reliance on volatile liabilities, (ii) formulate plans for the reduction and improvement in adversely classified assets, (iii) review compliance with and, as necessary, modify written policies regarding asset/liability, investment and funds management, (iv) oversee and enforce loan underwriting procedures and implement policies regarding other real estate and an effective loan documentation system, (v) not pay any dividend without the approval of the regulators, (vi) review officer performance and consider additional staffing needs, and (vii) provide progress reports and submit various other information to the regulators.

During October 2010, MidCarolina’s board of directors entered into a separate Memorandum of Understanding with the Federal Reserve Bank of Richmond (the “FRB”) under which MidCarolina agreed, among other things, that it will not (i) receive dividends from MidCarolina Bank, (ii) pay dividends on MidCarolina’s common or preferred stock or payments on trust preferred securities, (iii) incur additional debt, or (iv) redeem any outstanding stock, without the FRB’s prior written approval.

Subsidiaries. MidCarolina Bank is MidCarolina’s sole bank subsidiary. MidCarolina also holds all of the common trust securities of two statutory business trusts, MidCarolina I and MidCarolina Trust II, which were formed by MidCarolina to facilitate the issuance of preferred trust securities to provide MidCarolina with additional capital. MidCarolina Bank’s only subsidiary, MidCarolina Investments, Inc., was dormant during 2010. It previously made general securities brokerage, insurance and other financial services available through a contract arrangement with a third-party broker-dealer and insurance agency. MidCarolina Bank currently makes those services available through a similar contract arrangement with a third-party provider.

Employees. At December 31, 2010, MidCarolina Bank had 77 full-time equivalent employees. MidCarolina itself has no separate employees.

Market Area and Competition. MidCarolina Bank’s primary market area is Alamance County and Guilford County, North Carolina, and it faces strong competition in that market, both in attracting deposits and making loans. Its most direct competition for deposits comes from commercial banks, savings institutions and credit unions located in the market area, including large financial institutions that have greater financial and marketing resources available to them. Based on data published by the FDIC as of June 30, 2010, there were 16 depository institutions (excluding credit unions) with 50 banking offices in Alamance County alone, and MidCarolina Bank held 17.9% of the deposits held by those institutions. It held 4.5% of deposits held by all depository institutions (other than credit unions) in Alamance and Guilford Counties on a combined basis. MidCarolina Bank also faces significant additional competition for depositors’ funds from sellers of short-term money market securities and other corporate and government securities. MidCarolina Bank’s ability to attract and retain savings deposits depends on its ability generally to provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities.

Competition for loans comes from savings institutions, credit unions, commercial banks, and mortgage banking companies. MidCarolina Bank competes for loans primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers. Competition has increased as a result of the elimination of restrictions on the interstate operations of financial institutions.

Property. MidCarolina Bank owns its main office located at 3101 South Church Street in Burlington, as well as its full-service branch offices located at 5509-A West Friendly Avenue, Suite 102 in Greensboro, and at 842 South Main Street in Graham. It leases its full-service offices located at 2214 North Church Street in Burlington, 703 Suite 101, Green Valley Road in Greensboro, and 1107 South Fifth Street in Mebane. It occupies space rent-free for its two limited service offices in Burlington located in the Alamance Regional Medical Center and in the Village of Brookwood Retirement Center under arrangements with the owners of those facilities. MidCarolina Bank also rents space for its loan operations functions located at 3102 South Church Street in Burlington.

The total net book value of MidCarolina Bank’s furniture, fixtures, leasehold improvements, land, buildings and equipment at September 30, 2010 was approximately $6.8 million. All properties are considered by MidCarolina Bank’s management to be in good condition and adequately covered by insurance.

Payment of Dividends. Under North Carolina law, MidCarolina is authorized to pay dividends as declared by its board of directors, provided that no such distribution results in MidCarolina’s insolvency on a going concern or balance sheet basis. However, although MidCarolina is a legal entity separate and distinct from MidCarolina Bank, its principal source of funds with which it can pay dividends to its shareholders and its separate expenses is dividends it receives from MidCarolina Bank. For that reason, MidCarolina’s ability to pay dividends effectively is subject to the same limitations that apply to MidCarolina Bank.

In general, MidCarolina Bank may pay dividends only from its undivided profits. However, if its surplus is less than 50% of its paid-in capital stock, its directors may not declare any cash dividend until it has transferred to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock.

Federal law prohibits MidCarolina Bank from making any capital distributions, including paying a cash dividend, if it is, or after making the distribution it would become, “undercapitalized” as that term is defined in the Federal Deposit Insurance Act (the “FDIA”). Also, if in the FDIC’s opinion an insured bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the FDIC may require, after notice and hearing, that the bank cease and desist from that practice. The FDIC has indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice. The FDIC has issued policy statements which provide that insured banks generally should pay dividends only out of their current operating earnings. Also, under the FDIA no dividend may be paid by an FDIC-insured bank while it is in default on any assessment due the FDIC. MidCarolina Bank’s payment of dividends also may be affected or limited by other factors, such as events or circumstances that lead the FDIC to require it to maintain its capital above regulatory guidelines.

As described above under the caption “- Memorandums of Understanding,” MidCarolina’s and MidCarolina Bank’s boards of directors have entered into agreements with, respectively, the FRB and with the FDIC and NC Commissioner. MidCarolina’s agreement provides that it will not receive dividends from MidCarolina Bank, pay dividends on MidCarolina’s common or preferred stock or payments on trust preferred securities, incur additional debt, or redeem any outstanding stock, without its regulator’s prior written approval. MidCarolina Bank’s agreement provides that it will not pay any dividend to MidCarolina without its regulators’ approval.

Supervision and Regulation. MidCarolina’s and MidCarolina Bank’s business and operations are subject to extensive federal and state governmental regulation and supervision. The following is a summary of some of those basic statutes and regulations. However, it is not a complete discussion of all the laws that affect their business, and the discussion is qualified by reference to the particular statutory or regulatory provision being described.

MidCarolina is a bank holding company registered with the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the “BHCA”). It is subject to supervision and examination by, and the regulations and reporting requirements of, the Federal Reserve. Under the BHCA, a bank holding company’s activities are limited to banking, managing or controlling banks, or engaging in other activities the Federal Reserve determines are closely related and a proper incident to banking or managing or controlling banks.

The BHCA prohibits a bank holding company from acquiring direct or indirect control of more than 5.0% of the outstanding voting stock, or substantially all of the assets, of any financial institution, or merging or consolidating with another bank holding company or savings bank holding company, without the Federal Reserve’s prior approval. Additionally, the BHCA generally prohibits bank holding companies from engaging in a nonbanking activity, or acquiring ownership or control of more than 5.0%

of the outstanding voting stock of any company that engages in a nonbanking activity, unless that activity is determined by the Federal Reserve to be closely related and a proper incident to banking. In approving an application to engage in a nonbanking activity, the Federal Reserve must consider whether that activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

The law imposes a number of obligations and restrictions on bank holding companies and their insured bank subsidiaries designed to minimize potential losses to depositors and the FDIC’s Deposit Insurance Fund. For example, if a bank holding company’s insured bank subsidiary becomes “undercapitalized,” the bank holding company is required to guarantee the bank’s compliance (subject to certain limits) with the terms of any capital restoration plan filed with its federal banking agency. A bank holding company is required to serve as a source of financial strength to its bank subsidiaries and to commit resources to support those banks in circumstances in which, absent that policy, it might not do so. Under the BHCA, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary if the Federal Reserve determines that the activity or control constitutes a serious risk to the financial soundness and stability of a bank subsidiary of a bank holding company.

MidCarolina Bank is an insured, North Carolina-chartered bank. Its deposits are insured under the FDIC’s Deposit Insurance Fund, and it is subject to supervision and examination by, and the regulations and reporting requirements of, the FDIC and the NC Commissioner. MidCarolina Bank is not a member of the Federal Reserve System. However, under the Federal Reserve’s regulations, all FDIC-insured banks must maintain average daily reserves against their transaction accounts. Currently, no reserves are required on the first $10.7 million of transaction accounts, but a bank must maintain reserves equal to 3.0% on aggregate balances between $10.7 million and $55.2 million, and reserves equal to 10.0% on aggregate balances in excess of $55.2 million. The Federal Reserve may adjust these percentages from time to time. Because MidCarolina Bank’s reserves must be maintained in the form of vault cash or in an account at a Federal Reserve Bank or with a qualified correspondent bank, one effect of the reserve requirement is to reduce the amount of MidCarolina Bank’s assets that are available for lending and other investment activities.

As an insured bank, MidCarolina Bank is prohibited from engaging as a principal in an activity that is not permitted for national banks unless (i) the FDIC determines that the activity would pose no significant risk to the Deposit Insurance Fund and (ii) MidCarolina Bank is in compliance with applicable capital standards. Insured banks also are prohibited generally from directly acquiring or retaining any equity investment of a type or in an amount not permitted for national banks.

The NC Commissioner and the FDIC regulate all areas of MidCarolina Bank’s business, including its payment of dividends and other aspects of its operations. They conduct regular examinations of MidCarolina Bank, and it must furnish periodic reports to the NC Commissioner and the FDIC containing detailed financial and other information about its affairs. The NC Commissioner and the FDIC have broad powers to enforce laws and regulations that apply to MidCarolina Bank and to require corrective action of conditions that affect its safety and soundness. These powers include, among others, issuing cease and desist orders, imposing civil penalties, removing officers and directors, and otherwise intervening in MidCarolina Bank’s operation and management if their examinations and the reports filed with them indicate the need to do so.

Under North Carolina banking laws, if a North Carolina bank’s capital stock becomes impaired by losses or other causes, and the bank’s surplus and undivided profits are insufficient to make good the impairment, the NC Commissioner may require the bank to make the impairment good by an assessment upon the bank’s stockholders. If any stockholder does not pay such assessment, the bank’s board of directors must sell a sufficient amount of the bank’s stock held by that stockholder at public auction to make good the assessment on that stockholder.

MidCarolina Bank’s business also is influenced by prevailing economic conditions and governmental policies, both foreign and domestic, and, though it is not a member bank of the Federal Reserve System, by the monetary and fiscal policies of the Federal Reserve. The Federal Reserve’s actions and policy directives determine to a significant degree the cost and availability of funds MidCarolina Bank obtains from money market sources for lending and investing, and they also influence, directly and indirectly, the rates of interest it pays on its time and savings deposits and the rates it charges on commercial bank loans.

MidCarolina and MidCarolina Bank are required to comply with the Federal Reserve’s and FDIC’s capital adequacy standards for bank holding companies and insured banks. The Federal Reserve and FDIC have issued risk-based capital and leverage capital guidelines for measuring capital adequacy, and all applicable capital standards must be satisfied for MidCarolina or MidCarolina Bank to be considered in compliance with regulatory capital requirements.

Under the risk-based capital guidelines, the minimum ratio of an entity’s total capital (“Total Capital”) to its risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of “Tier 1 Capital.” Tier 1 Capital includes common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remaining Total Capital may consist of “Tier 2 Capital” which includes certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of loan loss reserves. A bank or bank holding company that does not satisfy minimum capital requirements may be required to adopt and implement a plan acceptable to its federal banking regulator to achieve an adequate level of capital.

Under the leverage capital measure, the minimum ratio of Tier 1 Capital to average assets, less goodwill and various other intangible assets, is 3.0% for entities that meet specified criteria, including having the highest regulatory rating. All other entities generally are required to maintain an additional cushion of 100 to 200 basis points above the stated minimum. The guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels without significant reliance on intangible assets. A bank’s “Tangible Leverage Ratio” (deducting all intangibles) and other indicators of capital strength also will be taken into consideration by banking regulators in evaluating proposals for expansion or new activities.

The Federal Reserve and the FDIC also consider interest rate risk (when the interest rate sensitivity of an institution’s assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in evaluating capital adequacy. Banks with excessive interest rate risk exposure must hold additional amounts of capital against their exposure to losses resulting from that risk. The regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank’s trading activities.

On September 30, 2010, MidCarolina Bank’s capital ratios were at levels to qualify it as “well capitalized” under the FDIC’s rules.

Board of Directors

MidCarolina’s bylaws provide that its board of directors:

•

consists of not less than five nor more than 20 members, with MidCarolina’s board of directors being authorized to set and change the actual number of directors from time to time within those limits; and

•

is divided into three classes with directors being elected to staggered three-year terms, and that each year the terms of the directors in one class expire and directors in that class are elected for three-year terms or until their respective successors have been duly elected and qualified.

MidCarolina’s board of directors currently consists of 15 directors, each of whom also serves as a director of MidCarolina Bank. Three current directors of MidCarolina, F. D. Hornaday III, John H. Love and Robert A. Ward, have been chosen by MidCarolina’s board of directors, and approved by American’s board of directors, to become directors of American and American National Bank following the merger. Additionally, though he will not serve as a voting director of American, MidCarolina’s chairman, James R. Copland III, will serve as a director emeritus of American following the merger. The following table contains information about those four current MidCarolina directors.

Name and Age	Positions with MidCarolina and MidCarolina Bank (1)	First Elected/ Current Term Expires (2)	Principal Occupation and Business Experience
James R. Copland III (70)	Chairman	1997 / 2013	Chairman, Copland Industries, Inc. and Copland Fabrics, Inc. (textiles)
F. D. Hornaday III (61)	Vice Chairman	1997 / 2011	President and Chief Executive Officer, Knit Wear Fabrics, Inc. (circular knit manufacturer)
John H. Love (51)	Director	1997 / 2011	President, W. E. Love & Associates, Inc. (insurance brokerage)
Robert A. Ward (70)	Director	1997 / 2013	Retired; previously, Executive Vice President and Chief Financial Officer, Unifi, Inc. (textiles) (1971-2005)

(1)	Mr. Copland serves as Chairman of the board’s Executive Committee. Mr. Hornaday serves as a member of the board’s Audit Committee, Compensation Committee and Executive Committee. Mr. Love serves as Chairman of the board’s Nominating and Corporate Governance Committee and as a member of Audit Committee, Compensation Committee and Executive Committee. Mr. Ward serves as Chairman of the board’s Compensation Committee and a member of the board’s Nominating and Corporate Governance Committee and Executive Committee.
(2)	“First elected” refers to the year in which each individual first became a director of MidCarolina Bank. Each of the four directors listed in the table first became a director of MidCarolina during 2002 in connection with its organization as MidCarolina Bank’s holding company and previously had served as an organizing director of MidCarolina Bank since 1997.

The experience, qualifications, attributes, skills and other factors that have led MidCarolina’s board to conclude that each of the directors listed in the table above should serve as a director are described below.

James R. Copland III serves as Chairman of MidCarolina’s and MidCarolina Bank’s boards of directors. He first became a director of MidCarolina in 2002 in connection with its organization as MidCarolina Bank’s holding company, and he previously had served as a founding director of MidCarolina Bank since 1997. His principal occupation is his service as the Chairman of Copland

Industries, Inc. and Copland Fabrics, Inc. Mr. Copland is a Burlington native and holds a degree in Business Administration from the University of North Carolina at Chapel Hill. He gained experience as a bank director through his service on the board of directors of Northwestern Bank for 23 years and as a founding director of FirstSouth Bank, a locally-owned community bank in Burlington, from 1988 to 1996. Mr. Copland’s management and financial background, and level of business knowledge and experience in the banking industry, are attributes that qualify him to serve as a director.

F.D. Hornaday, III serves as Vice Chairman of MidCarolina’s and MidCarolina Bank’s boards of directors. He first became a director of MidCarolina in 2002 in connection with its organization as MidCarolina Bank’s holding company, and he previously had served as a founding director of MidCarolina Bank since 1997. His principal occupation is President and Chief Executive Officer of Knit Wear Fabrics, Inc., a circular knit manufacturer. A lifelong Burlington resident, Mr. Hornaday received a degree in Industrial Relations from the University of North Carolina at Chapel Hill in 1971 and began his career in textiles the following year. He is currently a Board member of the Trust Company of the South, North Carolina’s oldest non-depository trust company, and he also serves as the current Chairman of the Alamance Regional Medical Center Board overseeing the management of the hospital’s strategic, business and regulatory environment. Mr. Hornaday’s level of business knowledge and experience derived from management positions in the textile industry, along with his leadership of the local hospital board, are attributes that qualify him to serve as a director.

John H. Love first became a director of MidCarolina in 2002 in connection with its organization as MidCarolina Bank’s holding company, and he previously had served as a founding director of MidCarolina Bank since 1997. His principal occupation is President of W. E. Love & Associates, Inc., an insurance brokerage firm. A Burlington native, Mr. Love received a degree in Business Administration from the University of South Carolina in 1982 and began working in his family’s business, where he remains today. Mr. Love’s background in overall risk evaluation and statistical analysis of risk, and his experience dealing with multiple regulatory agencies in his own profession, qualify him to serve as a director.

Robert A. Ward first became a director of MidCarolina in 2002 in connection with its organization as MidCarolina Bank’s holding company, and he previously had served as a founding director of MidCarolina Bank since 1997. He is retired from full-time employment, and previously served as Executive Vice President and Chief Financial Officer of Unifi, Inc., a textile company listed on the NYSE, from 1971 to 2005, where his duties included significant responsibility in the areas of accounting and risk management oversight, shareholder relations, SEC and New York Stock Exchange compliance, foreign exchange matters, international operations, employee benefits and general corporate administration. A longtime Burlington resident, he received a bachelor of science degree from East Carolina University in 1962 and became a Certified Public Accountant in 1964. Mr. Ward has served as Chairman of the Board of Trustees of East Carolina University, a member of the Board of Trustees of Elon University, on a local advisory board for NationsBank, and as president of the Carolinas chapter of the Financial Executives Institute. Mr. Ward’s business and financial experience and expertise qualify him to serve as a director.

Director Independence

Each year, MidCarolina’s board of directors reviews transactions, relationships and other arrangements involving its directors and determines which directors the board considers to be “independent.” In making those determinations, the board applies the independence criteria contained in the listing requirements of the NASDAQ Stock Market. The MidCarolina board has directed its Nominating and Corporate Governance Committee to assess each outside director’s independence and report its findings to the board in connection with the board’s periodic determinations, and to monitor the status of each director on an ongoing basis and inform the board of changes in factors or circumstances that may affect a director’s ability to exercise independent judgment.

As described above under the caption “- Board of Directors,” F. D. Hornaday III, John H. Love and Robert A. Ward have been chosen by MidCarolina’s board, and approved by American’s board, to become directors of American and American National Bank following the merger, and MidCarolina’s chairman, James R. Copland III, will serve as a director emeritus of American following the merger. Based on its most recent determination, MidCarolina’s board of directors believes that each of those four individuals is an “independent” director under NASDAQ’s criteria with respect to MidCarolina.

In addition to the specific NASDAQ criteria, in assessing the independence of directors MidCarolina’s Nominating and Corporate Governance Committee and the board consider whether they believe any other transactions, relationships, arrangements or other factors could impair a director’s ability to exercise independent judgment. In its determination that the above four directors are independent, those other factors considered by the Nominating and Corporate Governance Committee and the board included MidCarolina Bank’s lending relationships with each of them.

Executive Officers

The individuals listed in the table below have been designated as the executive officers of MidCarolina and MidCarolina Bank.

Name and Age	Positions
Charles T. Canaday, Jr. (48)	President and Chief Executive Officer of MidCarolina and MidCarolina Bank (since 2007); previously served as Chief Operating Officer and Executive Vice President (from 2004 until 2007) and as MidCarolina Bank’s Vice President and Senior Commercial Lender (from 2000 until 2004).

Christopher B. Redcay (57)	Chief Financial Officer and Treasurer (since 2003), Corporate Secretary (since 2006), and Senior Vice President (since 2004) of MidCarolina and MidCarolina Bank.

R. Craig Patterson (48)	Chief Credit Officer and Senior Vice President of MidCarolina (since 2004) and MidCarolina Bank’s Chief Credit Officer and Senior Vice President (since 1997).

Following the merger, it is expected that Mr. Canaday will serve as senior vice president of American and as executive vice president and president of North Carolina Banking for American National Bank.

Executive Compensation

Summary. The following table shows the cash and other compensation paid or provided to or deferred by MidCarolina’s president and chief executive officer, Charles T. Canaday, Jr., for 2010, 2009 and 2008. Mr. Canaday is compensated by MidCarolina Bank for his services as its officer, and he receive no separate salary or other cash compensation from MidCarolina. Mr. Canaday is employed by MidCarolina Bank under an employment agreement as described below.

Summary Compensation Table

Name and Principal Position	Year	Salary (2)	Bonus (3)	Option Awards (4)	Change in Pension Value (5)	All Other Compensation (6)	Total
Charles T. Canaday, Jr. (1) President and Chief Executive Officer	2010	$230,000	$-0-	$-0-	$20,343	$18,065	$268,408
	2009	230,000	-0-	28,660	19,066	17,585	295,311
	2008	230,000	65,000	-0-	17,869	22,593	335,462

(1)	Mr. Canaday is a member of MidCarolina’s and MidCarolina Bank’s boards of directors, but he receives no additional compensation for his service as a director.
(2)	Includes amounts deferred at Mr. Canaday’s election under MidCarolina Bank’s Section 401(k) plan.
(3)	Represents discretionary bonus paid for each year.
(4)	Reflects the aggregate grant date fair value, as computed under FASB ASC Topic 718, Stock Compensation, of stock options granted to Mr. Canaday during each year. A discussion of material assumptions made in the valuation of stock options is contained in notes to MidCarolina’s consolidated financial statements contained in this proxy statement/prospectus beginning on page F-1.
(5)	Reflects the increase during each year in the present value of Mr. Canaday’s future benefits under his salary continuation agreement described below under the caption “Retirement Benefits.”
(6)	The following table describes Mr. Canaday’s “Other Compensation” for 2010.

Description	Amount
MidCarolina Bank’s matching contributions for the officer’s account under our Section 401(k) plan	$6,900
Automobile expense allowance paid in cash	4,800
Club dues paid by MidCarolina Bank	4,364
Cell phone reimbursement	1,620
Value officer is treated as receiving related to death benefit under split-dollar insurance policy (a)	381

(a)	Mr. Canaday is covered by a split-dollar life insurance policy that is owned by MidCarolina Bank and for which it paid lump-sum premiums in prior years. No premiums were paid on the policy during 2010, and no premiums on the policy are included in the table.

MidCarolina Bank also provides its officers with group life, health, medical and other insurance coverages that are generally available to all salaried employees, and the cost of that insurance for Mr. Canaday is not included in the table.

Employment Agreement. Mr. Canaday is employed by MidCarolina Bank under an employment agreement entered into during May 2008. The agreement provides for:

•

an initial “rolling term” of three years that, at the end of each year, is extended by one additional year unless either MidCarolina Bank or Mr. Canaday gives notice that the agreement will not be extended;

•	annual base salary (originally $230,000) which is subject to review and periodic increase by MidCarolina Bank’s board of directors;

•	payment of monthly country club dues and a $400 per month automobile allowance; and

•	the right to participate in bonus or incentive plans and other benefits made available by MidCarolina Bank to its executive officers.

If Mr. Canaday’s employment were terminated without cause, he would continue to receive his base salary for the remaining term of his agreement. Additionally, MidCarolina Bank could elect to enforce a covenant contained in the agreement that would prohibit Mr. Canaday from competing against MidCarolina Bank during a two-year restriction period described in the agreement following his termination (the “Covenant Not To Compete”). If MidCarolina Bank did that, it would be required to make additional monthly payments to Mr. Canaday for two years in an aggregate amount equal to two times his “Average Annual Total Cash Compensation” (which is defined in the agreement as the average of his base salary plus cash bonuses for the three calendar years preceding the year in which the termination of his employment occurred).

If, within two years following a change in control of MidCarolina or MidCarolina Bank:

•	Mr. Canaday’s employment were terminated without cause, or

•	he terminated his own employment with “good reason” (as defined below),

he would be paid an aggregate amount (payable in monthly payments for three years) equal to three times his Average Annual Total Cash Compensation. Those payments would be in lieu of any other payments under his agreement.

In the case of Mr. Canaday’s voluntary termination of his own employment without good reason following a change in control, the agreement provides that MidCarolina Bank could elect to enforce the Covenant Not To Compete. If MidCarolina Bank did that, it would make monthly payments to Mr. Canaday for two years in an aggregate amount equal to two times his Average Annual Total Cash Compensation. The agreement provides for similar payments following any voluntary termination when there has not been a change in control.

As defined in the agreements, a “change in control” would have occurred if:

•	a person or group accumulated ownership of MidCarolina’s or MidCarolina Bank’s stock that amounted to more than 50% of the total fair market value or total voting power of all outstanding shares;

•

a majority of MidCarolina’s board of directors were replaced during any 12-month period by directors whose appointment or election was not endorsed in advance by a majority of the board of directors; or

•	a person or group acquired assets from MidCarolina Bank with a total gross fair market value exceeding 50% of the total fair market value of all of its assets.

Under the agreement, Mr. Canaday would have “good reason” to terminate his own employment following a change in control if there was:

•	a material reduction in his base compensation, in his authority, duties or responsibilities, or in the budget over which he has authority;

•	a material change in the geographic location at which the officer must perform services; or

•	a material breach by MidCarolina Bank, or its successor, in any employment agreement between it and the officer.

Under the Covenant Not to Compete, while Mr. Canaday received payments he could not directly or indirectly compete with MidCarolina Bank in any county where it had an office, in any contiguous county, or within a 15 mile radius thereof. In addition, following any termination of his employment, Mr. Canaday could not disclose or make use of any confidential information about MidCarolina Bank’s business that he received during his employment.

The following table lists aggregate payments that would have been called for under Mr. Canaday’s employment agreement if his employment had terminated under various circumstances on December 31, 2010.

Type of Termination Event and Description of Payment	Amount
Involuntary Termination Without Cause, Other Than After a Change in Control:
Base salary for remaining term of employment agreement	$555,833	(1)
Additional payments if Covenant Not to Compete is enforced	503,333	(2)
Involuntary Termination Without Cause, or Voluntary Termination With Good Reason, After a Change in Control	755,000	(3)
Voluntary Termination Without Good Reason After a Change in Control:
Payments if Covenant Not to Compete is enforced	503,333	(2)
Voluntary Termination Other Than After a Change in Control:
Payments if Covenant Not to Compete is enforced	503,333	(2)

(1)	Reflects the aggregate amount of monthly payments that would be made during the remaining term of Mr. Canaday’s employment agreement (approximately 29 months on December 31, 2010).
(2)	Reflects the aggregate amount of monthly payments that would be made to Mr. Canaday over a period of two years if MidCarolina Bank elected to enforce the Covenant Not to Compete contained his employment agreement. These payments would not be made if MidCarolina Bank did not make that election.
(3)	Reflects the aggregate amount of monthly payments that would be made to Mr. Canaday over a period of three years.

As described in this proxy statement/prospectus under the caption “The Merger – Interests of Certain Persons in the Merger” on page 81, upon completion of the merger Mr. Canaday’s employment agreement with MidCarolina will terminate and be replaced by a new employment agreement with American National Bank, and he will not receive any change in control payments under the MidCarolina employment agreement. Under the agreement with American National Bank, Mr. Canaday will receive $550,000 as a retention bonus for his agreeing to serve as an officer of American after the merger. American National Bank and Mr. Canaday will also enter into an arrangement at the time of the merger under which American National Bank will fund a deferred compensation account for Mr. Canaday with a lump sum payment of $205,100.

Plan-Based Awards. MidCarolina has two compensation plans under which stock options have been granted, or from time to time in the future could be granted, to its and MidCarolina Bank’s executive officers. They are:

•	the Employee Stock Option Plan (the “Old Plan”) which has expired but under which options to buy shares of MidCarolina’s common stock previously have been granted and remain outstanding; and

•

the Omnibus Stock Ownership and Long Term Incentive Plan (the “New Plan”) under which options to purchase MidCarolina common stock have been granted and under which restricted stock awards, long-term incentive compensation units, stock appreciation rights and book value shares could be granted in the future.

Stock options give the officers to whom they are granted the right to buy shares of MidCarolina common stock during a stated period of time (ordinarily ten years) at a fixed price per share equal to the fair market value of the stock as determined under the terms of the plans on the dates of grant. Options usually vest and become exercisable at intervals as to portions of the shares they cover based on a vesting schedule. They generally terminate immediately on the date of, or after a stated number of days following, the termination of an officer’s employment. Options may be granted as “incentive stock options” that qualify for special tax treatment under the Internal Revenue Code, or they may be “non-qualified stock options” that do not qualify for that special tax treatment.

In addition to stock options, the New Plan authorizes the grant of other types of awards, including restricted stock awards (conditional grants of shares of common stock to officers subject to restrictions), long-term incentive compensation units (under which shares of common stock and cash may be paid to employees based on the extent to which performance goals or criteria set by the Compensation Committee are achieved), stock appreciation rights (under which payments may be made to officers based on increases in the market value of a specified number of shares of common stock during the term of the awards), and book value shares (under which payments may be made to officers based on increases in the book value of a specified number of shares of common stock during the term of the awards). However, no such other awards have been granted.

Stock options granted under the Old Plan and New Plan have not included any performance-based conditions. The price per share and vesting schedules of stock options are determined by the MidCarolina’s board of directors based on the recommendation of the Compensation Committee at the time they are granted. The committee has used its own judgment in determining the levels of awards that it considers to be reasonable, and there are no specific measures or criteria on which the committee has determined the amounts of stock options that have been granted to executive officers.

In the event of a change in control transaction (as defined below), stock options granted under the New Plan would terminate if provision is not made in connection with the transaction for the options to be assumed by a successor company or otherwise to continue in effect. However, in any such event, the options would become immediately exercisable in full, without regard to any vesting schedule, and could be exercised on the date of the change of control, unless accelerating exercisability of the options would result in an excess parachute payment under Section 280G of the Internal Revenue Code. As defined in the agreements, a “change of control transaction” would occur if:

•

a person or group accumulated ownership of MidCarolina’s or MidCarolina Bank’s stock that amounted to more than 50% of the total fair market value or 35% or more of the total voting power of all outstanding shares;

•	a majority of MidCarolina’s board of directors were replaced during any 12-month period by directors whose appointment or election was not endorsed in advance by a majority of the Board; or

•	a person or group acquired assets from MidCarolina Bank with a total gross fair market value exceeding 40% of the total fair market value of all of its assets.

As described in the table below, on December 31, 2010, stock options held by Mr. Canaday remained unexercisable for 8,000 shares. As a result, those options would have accelerated and become immediately exercisable if there had been a change in control transaction on that date.

No new stock options were granted to any executive officers during 2010. The following table contains information about all stock options held by Mr. Canaday on December 31, 2010.

Outstanding Equity Awards at 2010 Year End

	Option Awards
Name	Number of Securities Underlying Unexercised Stock options (Exercisable)	Number of Securities Underlying Unexercised Stock Options (Unexercisable)		Option Exercise Price	Option Expiration Date
Charles T. Canaday, Jr.	23,375	-0-		$10.29	12/23/2015
	2,000	8,000	(1)	7.25	01/20/2019

(1)	The options became exercisable as to 25% of the remaining covered shares on January 20, 2011, and the remaining 75% become exercisable in three equal annual installments beginning on January 20, 2012.

As described in this proxy statement/prospectus under the caption “The Merger – Interests of Certain Persons in the Merger” on page 81, upon consummation of the merger Mr. Canaday’s stock options that remain unexercisable will immediately vest and become exercisable in full and, to the extent they have not previously been exercised, all his stock options will be converted into options to purchase shares of American common stock.

Retirement Benefits. MidCarolina Bank has entered into a salary continuation agreement with Mr. Canaday under which it will pay him an annual retirement benefit of $70,000, in monthly payments, for his lifetime following the termination of his employment on or after age 65.

Under generally excepted accounting principles, MidCarolina Bank accrues a liability on its books each year for its obligation to Mr. Canaday under his agreement. These accruals are in amounts such that, at Mr. Canaday’s normal retirement age, his “accrual balance” will equal the then-current present value of his normal retirement benefits for his expected lifetime. His accrual balance increases each year by a level principal amount, plus interest at an assumed discount rate. The discount rate for 2010 was 6.5%. It may be changed from time to time in the future to maintain the rate within reasonable standards under generally accepted accounting principles. Mr. Canaday’s accrual balance at the time of any termination of his employment prior to normal retirement age will be the amount accrued on MidCarolina Bank’s books at that time for its liability to him.

If Mr. Canaday’s employment terminates before age 65 for any reason other than death, termination for cause or following a change in control, MidCarolina Bank will pay a reduced benefit to him for life in an amount calculated to fully amortize his accrual balance at the time of termination over a period beginning at his normal retirement age for his expected lifetime (taking into account interest on that balance during the payment period). Those payments will begin on the later of the first day of (i) the seventh month after termination of his employment, or (ii) the month after he reaches age 65. In the case of termination as a result of Mr. Canaday’s disability, payments will begin following the expiration of six months from the termination of his employment. If Mr. Canaday dies while employed by MidCarolina Bank, or following termination of his employment under circumstances such that he is entitled to a benefit under his agreement, his beneficiary would receive a lump-sum payment in an amount equal to his accrual balance at the time of death.

If, within 12 months following a “change of control” (as defined below) of MidCarolina or MidCarolina Bank, Mr. Canaday’s employment is terminated involuntarily without cause, or he terminates his own employment with “good reason” (as defined below), MidCarolina Bank, or its successor, would be obligated to pay to him, in a lump sum, an amount equal to his projected accrual balance at age 65, without discount for the time-value of money. If a change in control occurred after Mr. Canaday has begun receiving benefit payments, or following termination of his employment but before the commencement of benefit payments, he would be entitled to receive, in a lump sum, the amount of his remaining accrual balance.

Mr. Canaday’s agreement would terminate automatically, and his right to payments will be forfeited, if his employment is terminated for cause.

As defined in the agreement, a “change of control” would occur if, in general:

•	a person or group accumulated ownership of MidCarolina’s or MidCarolina Bank’s stock that amounted to more than 50% of the total fair market value or total voting power of all outstanding shares;

•	a majority of MidCarolina’s board of directors were replaced during any 12-month period by directors whose appointment or election was not endorsed in advance by a majority of the board; or

•	a person or group acquired assets of MidCarolina Bank with a total gross fair market value exceeding 50% of the total fair market value of all its assets.

Mr. Canaday would have “good reason” to terminate his own employment following a change in control if there was:

•	a material reduction in his base compensation, in his authority, duties or responsibility, or in the budget over which he has authority;

•	a material change in the geographic location at which he must perform services; or

•	a material breach by MidCarolina Bank in any employment agreement between it and him.

The following table shows the amount of the accrual balance on MidCarolina Bank’s books at December 31, 2010, for its obligation to Mr. Canaday under his salary continuation agreement.

Name	Accrual Balance (1)
Charles T. Canaday, Jr.	$166,729

(1)	The “accrual balance” reflects the total amount accrued by MidCarolina Bank on its books for its liability to Mr. Canaday for benefits under his agreement.

The following table lists the actual amounts of payments that would have been made to Mr. Canaday under his salary continuation agreement if his employment had been terminated under the specified circumstances as of December 31, 2010.

Name	Monthly payment following termination at age 65 (1)	Monthly payment following termination or disability before age 65 (2)	Lump-sum payment following death (3)	Lump-sum payment following change in control (4)
Charles T. Canaday, Jr.	$5,833	$3,654	$166,729	$723,065

(1)	Assumes that Mr. Canaday had reached age 65 at the time of termination of his employment on December 31, 2010. Payments would be made monthly for life.
(2)	Reduced payments would be payable for life following termination of employment before age 65 for any reason other than death, termination for cause, or termination following a change in control. The payment amount in the table assumes termination of employment on December 31, 2010 before age 65, and is the amount calculated to amortize Mr. Canaday’s actual accrual balance on that date over a period beginning at age 65 and for his expected lifetime. Payments would begin on the first day of the later of the seventh month following termination of employment or of the month after Mr. Canaday reached age 65, or, in the case of disability, after six months following termination of employment, and would be made monthly for life.
(3)	The lump-sum payment amount equals Mr. Canaday’s accrual balance on December 31, 2010.
(4)	A lump-sum payment would be made if, within 12 months following a change in control, Mr. Canaday’s employment was terminated involuntarily without cause, or he terminated his own employment with good reason. The lump-sum payment amount equals Mr. Canaday’s currently projected accrual balance at age 65, without discount for the time value of money.

As described in this proxy statement/prospectus under the caption “The Merger – Interests of Certain Persons in the Merger” on page 81, American has agreed to assume all of MidCarolina’s obligations under Mr. Canaday’s salary continuation agreement and it will remain in effect following the merger.

Life Insurance Benefits. MidCarolina Bank has purchased life insurance policies on the lives of each of its executive officers, and has entered into an endorsement split-dollar agreement with each of them. The policies are owned by MidCarolina Bank. Under the agreements, upon an officer’s death while he remained employed by MidCarolina Bank, 80% of the “net death proceeds” of that officer’s policy would be paid to his designated beneficiary. The net death proceeds of a policy would equal the total death benefit payable under the policy minus the cash surrender value of the policy. MidCarolina Bank would receive the remainder of the death benefits, including the full cash surrender value of the policy.

On December 31, 2010, the amount of the net death proceeds of the policies that would have been paid to Mr. Canaday’s beneficiary following his death on that day was $567,746.

Under MidCarolina Bank’s group life insurance plan that is available on the same terms to all full-time employees, each of its executive officer is entitled to death benefits equal to his annual salary at the time of death. Benefits payable to Mr. Canaday’s beneficiary under that plan following his death on December 31, 2010, would have been $230,000.

Director Compensation

Directors Fees. MidCarolina’s outside directors are compensated for their services as directors of MidCarolina Bank, and they receive no additional cash compensation for their services as

MidCarolina’s directors. Mr. Canaday is compensated as an officer of MidCarolina Bank, and he receives no additional compensation for his service as a director. The following table describes MidCarolina Bank’s current standard schedule of fees paid to outside directors.

Description	Amount
Monthly fee paid to the Chairman of MidCarolina Bank’s Board	$1,600
Monthly fee paid to the Vice Chairman of MidCarolina Bank’s Board	1,500
Monthly fee paid to Chairmen of the Audit and Loan Committees	600
Per diem fee for attendance at meetings of MidCarolina Bank’s Board (1)	400
Per diem fee for attendance at Executive Committee meetings (1)	400
Per diem fee for attendance at other committee meetings (1) (2)	300

(1)	The Chairman, Mr. Copland, and Vice Chairman, Mr. Hornaday, do not receive additional fees for attendance at meetings of MidCarolina Bank’s board of directors or its committees.
(2)	The Chairmen of the Audit and Loan Committees do not receive any additional fees for attendance at meetings of those committees.

Director Compensation for 2010. As described above under the caption “- Board of Directors,” F. D. Hornaday III, John H. Love and Robert A. Ward have been chosen by MidCarolina’s board, and approved by American’s board, to become directors of American and American National Bank following the merger, and MidCarolina’s chairman, James R. Copland III, will serve as a director emeritus of American following the merger. The following table summarizes the compensation received by those directors from MidCarolina Bank for 2010.

2010 Director Compensation

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total
James R. Copland III	$19,200	-0-	$19,200
F. D. Hornaday III	18,000	-0-	18,000
John H. Love	11,800	-0-	11,800
Robert A. Ward	12,200	-0-	12,200

(1)	The 2008 Director Stock Option Plan authorizes grants of options from time to time to directors to purchase shares of MidCarolina common stock. Options generally are granted for a stated term (ordinarily ten years) at a fixed price per share that is equal to the market value of the underlying stock on the date the option is granted, and the options may include terms that provide for options to “vest,” or become exercisable, at intervals over a period of time. The plan authorizes the issuance of an aggregate of up to 250,000 shares of MidCarolina common stock upon the exercise of stock options. No stock options were granted to directors during 2010. On December 31, 2010, the directors listed in the table held stock options covering the following aggregate numbers of shares: Messrs. Copland and Hornaday — 17,500 shares each; Messrs. Love and Ward — 12,500 shares each.

Transactions with Related Persons

MidCarolina’s board of directors has adopted a written policy under which its Nominating and Corporate Governance Committee, on an ongoing basis, will review and approve certain transactions, arrangements or relationships in which MidCarolina or MidCarolina Bank is a participant and in which any of their “related persons” has a material interest. Those related persons include MidCarolina’s directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of voting stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers:

•

any transactions, arrangement or relationships, or series of transactions, arrangements or relationships, that are required to be disclosed in MidCarolina’s proxy statements under rules of the SEC (in general, those in which the dollar amount involved exceeds or will exceed an aggregate of $120,000, including all periodic payments) (“Related Person Transactions”); and

•

any other transactions, arrangements or relationships in which the dollar amount involved exceeds or will exceed an aggregate of $20,000 (including all periodic payments) and that would fall in the first category above except for their amount being less than the $120,000 dollar threshold specified above (“Other Transactions”).

The Nominating and Corporate Governance Committee will review and pre-approve Related Person Transactions, and Other Transactions will be reported to the committee but need not be pre-approved. In the case of ongoing arrangements or relationships under which MidCarolina or MidCarolina Bank regularly obtains products or services related to their business operations, the committee need not approve each separate transaction, but will review and approve each new arrangement or relationship and then monitor transactions on an ongoing basis. The transactions covered by the policy generally include loans, but the policy does not cover loans made by MidCarolina Bank in the ordinary course of its business that are subject to banking regulations relating to “insider loans” and that are required to be approved by a majority of MidCarolina Bank’s board of directors. The policy also does not cover the provision of services by MidCarolina Bank as a depositary of funds or similar banking services in the ordinary course of its business, or compensation paid to executive officers, or to an immediate family member of a related person, that has been reviewed and approved, or recommended to MidCarolina’s board of directors for approval, by the board’s Compensation Committee.

In its review of Related Person Transactions, the policy provides that the committee should exercise independent judgment and should not approve any proposed transaction unless and until it has concluded to its satisfaction that the transaction:

•	has been or will be agreed to or engaged in on an arm’s-length basis;

•	is or will be on terms that are fair and reasonable to MidCarolina or MidCarolina Bank; and

•	is in MidCarolina’s or MidCarolina Bank’s best interests.

There were no transactions during 2010 with related persons that were required to be approved by the Nominating and Corporate Governance Committee. However, MidCarolina Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain directors, executive officers and other related persons. All loans included in those transactions during 2010 were made in the ordinary course of MidCarolina Bank’s business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time the loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

Beneficial Ownership of MidCarolina Common Stock

Management of MidCarolina is not aware of anyone who, on [•], 2011, owned, beneficially or of record, 5% or more of its outstanding common stock.

The following table describes the beneficial ownership of MidCarolina common stock on [•], 2011, by its current directors and executive officers, individually, and by all of directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Dexter R. Barbee, Sr.	55,354	1.12%
H. Thomas Bobo	53,766	1.09%
James B. Crouch, Jr.	115,383	2.34%
Charles T. Canaday, Jr.	62,745	1.27%
Thomas E. Chandler	109,121	2.21%
James R. Copland III	113,410	2.30%
John (Tony) A. Holt, Sr.	26,415	0.54%
F. D. Hornaday III	69,610	1.41%
Teena Marie Koury	45,859	0.93%
John H. Love	38,643	0.78%
R. Craig Patterson	87,045	1.76%
James B. Powell	90,543	1.84%
Christopher B. Redcay	33,629	0.68%
John K. Roberts	79,359	1.61%
James H. Smith, Jr.	37,532	0.76%
Robert A. Ward	66,280	1.34%
George C. Waldrep, Jr.	6,900	0.14%
All current directors and executive officers as a group (17 persons)	1,091,594	21.38%

(1)	Except as otherwise noted, and to the best of knowledge of MidCarolina’s management, the individuals named and included in the group exercise sole voting and investment power with respect to all listed shares. The listed shares include the following numbers of shares with respect to which individuals named and included in the group have shared voting and investment power: Mr. Bobo – 14,633 shares; Mr. Crouch – 18,520 shares; Mr. Chandler – 8,167 shares; Mr. Copland – 39,910 shares; Mr. Holt – 16,332 shares; Mr. Hornaday – 6,282 shares; Mr. Patterson – 40,837 shares; Mr. Powell – 20,418 shares; Mr. Roberts – 14,290 shares; Mr. Smith – 15,305 shares; Mr. Ward – 40,407 shares; all current directors and executive officers as a group – 235,101 shares. The listed shares also include the following numbers of shares that could be acquired by individuals named and included in the group pursuant to stock options that could be exercised within 60 days following [•], 2011, and with respect to which shares they may be deemed to have sole investment power only: Messrs. Copland and Hornaday – 13,500 shares; Messrs. Barbee, Chandler, Love, Roberts, and Ward – 10,500 shares; Messrs. Bobo, Holt, Powell, Smith, and Ms. Koury – 5,500 shares; Messrs. Crouch, and Waldrep – 3,500; Mr. Canaday – 27,375 shares; Mr. Patterson – 24,374 shares; Mr. Redcay – 13,375 shares; and all current directors and executive officers as a group – 177,124 shares. Shares listed for certain of the named individuals have been pledged as security for loans as follows: Mr. Holt – 4,083 shares.
(2)	Percentages are calculated based on 4,927,828 total outstanding shares plus, in the case of each named individual and the group, the number of additional shares (if any) that could be purchased by that individual or by persons included in the group pursuant to stock options that could be exercised within 60 days following [•], 2011.

Section 16(a) Beneficial Ownership Reporting Compliance

MidCarolina’s directors and executive officers are required by federal law to file reports with the Securities and Exchange Commission regarding the amounts of and changes in their beneficial ownership of MidCarolina common stock. Based on its review of copies of those reports, MidCarolina’s proxy statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, and failures to timely file required reports, during previous years. MidCarolina’s management currently is not aware of any required reports which were not filed, or which were filed late, during 2010.

MIDCAROLINA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis that follows is intended to assist readers in the understanding and evaluation of the financial condition and results of operations of MidCarolina Financial Corporation. It should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this proxy statement/prospectus beginning on page F-1 and the supplemental financial data appearing throughout this discussion and analysis. Because MidCarolina’s primary asset is MidCarolina Bank, the discussion that follows focuses on the bank’s business and operations. In this discussion and analysis, MidCarolina Bank is referred to as “the bank.”

Financial Condition

at December 31, 2009 and 2008

Overview. MidCarolina’s total assets totaled $541.0 million at year-end 2009, a modest increase of $157,000, or 0.03%, when compared to year-end 2008. Loans, excluding those held for sale, increased by $3.4 million, or 0.78%, from $434.7 million at the beginning of the year to $438.1 million at year end. The change in loans was composed principally of increases of $18.6 million in commercial mortgage loans, $7.8 million in residential mortgage loans (including income producing properties) and $934,000 in commercial and industrial loans, offset by decreases of $24.4 million in construction loans and $923,000 in loans to individuals, all of which are segments of lending MidCarolina targets and intends to continue targeting in the future. Investment securities decreased by $405,000, or 0.57%, from $71.1 million to $70.7 million. Liquid assets, consisting of cash and demand balances due from banks, interest-earning deposits in other banks and investment securities, were 14.82% of total assets at December 31, 2009 and 16.05% at December 31, 2008. The bank, as a member of the Federal Home Loan Bank of Atlanta, has an investment of $2.3 million in FHLB stock. The bank’s investment in life insurance used to offset the cost of employee benefit plans, increased by $286,000 during 2009 to $8.3 million. The increase was due to an increase in the cash surrender value of the policies. Other assets increased $4.6 million over 2008. The components of other assets that incurred significant change include other real estate owned which increased $1.3 million or 78.0% over 2008 year-end, reflecting the distressed economy affecting the industry; prepaid expense increased $3.0 million from 2008 year-end, resulting from a 3-year prepayment of FDIC insurance premiums paid December 2009.

Deposits decreased a modest $2.9 million during 2009. However, the mix of deposits showed significant improvement as total transactional accounts comprised of noninterest-bearing demand accounts and interest-bearing demand accounts increased $65.1 million or 53.60%, from $121.4 million at December 31, 2008 to $186.5 million at December 31, 2009. Individually, noninterest-bearing demand accounts decreased $1.4 million, or 3.34%, interest bearing demand accounts increased $66.5 million, or 84.94%, savings accounts increased $2.5 million or 42.91%, and time deposits decreased $70.5 million or 20.69% over the amount of these deposits at December 31, 2008. The bank also used wholesale brokered certificates of deposit and advances from the FHLB as funding sources during 2009 to serve as a secondary source of funding asset growth. Borrowings from the FHLB remained unchanged at $25.0 million at December 31, 2009. Wholesale brokered certificates of deposit decreased $21.0 million or 17.03% and comprised approximately 22.02% of total deposit balances. Typically, brokered certificates of deposit have similar terms to retail certificates of deposit issued in the bank’s local markets, with rates marginally lower than local market certificates of deposit rates.

Total shareholders’ equity increased by $3.0 million, or 8.04%, during 2009. All capital ratios continue to place MidCarolina and the bank in excess of the minimum required to be a well-capitalized institution by regulatory measures. MidCarolina issued $4.8 million of the Series A preferred stock on August 15, 2005 and $8.5 million in trust preferred securities during prior years, so as to remain “well capitalized” under regulatory capital guidelines without diluting existing shareholders’ ownership. The trust preferred securities and Series A preferred stock should provide sufficient capital to retain a “well-capitalized” designation as defined by regulatory capital guidelines for the foreseeable future. The trust preferred securities qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a qualifying security in a consolidated subsidiary. The junior subordinated debentures issued to guarantee the trust preferred securities do not qualify as Tier 1 regulatory capital. On July 2, 2003, the Federal Reserve issued a letter, SR 03-13, stating that notwithstanding any potential implications Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, may have on reporting trust preferred securities on financial statements, trust preferred securities will continue to be included in Tier 1 capital until notice is given to the contrary. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust-preferred securities in Tier 1 capital for regulatory capital purposes. In the event of a disallowance, there would be a reduction in MidCarolina’s consolidated capital ratios. However, MidCarolina believes that the bank would remain “well capitalized” under FDIC guidelines.

Net Interest Income. Similar to most financial institutions, the primary component of earnings for the bank is net interest income. Net interest income is the difference between interest income, principally from the loan and investment securities portfolios, and interest expense, principally on deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, “volume” refers to the average dollar level of interest-earning assets and interest-bearing liabilities, “spread” refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities and “margin” refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as levels of non-interest-bearing liabilities. During the years ended December 31, 2009, 2008 and 2007, average interest-earning assets were $523.7 million, $487.0 million and $427.1 million, respectively. During these same years, the bank’s net yields on average interest-earning assets were 3.27%, 2.94% and 3.12%, respectively. The increase in net yields from 2008 to 2009 is a reflection of the dramatic decrease in interest rates over the year. An overall increase in spread which is the difference between yields earned on interest bearing assets less the interest paid on interest bearing liabilities was strongly influenced by the bank’s concerted effort to increase lower cost transactional accounts during 2009. The bank’s balance sheet is well positioned for changes in interest rates. When interest rates change, the bank’s earnings and net yields remain stable as the bank’s ratio of interest-earning assets to interest-bearing liabilities is well matched under all interest rate environments and time periods measured by the bank.

Table 1, following this discussion, “Average Balances and Net Interest Income,” presents an analysis of the bank’s net interest income for 2009, 2008 and 2007.

Table 2, following this discussion, “Volume and Rate Variance Analysis,” shows the amounts of changes in net interest income due to changes in volume and rates and illustrates that the change in the average rate of loans was offset by the decrease in average deposit rates. These two variables were the predominant factors in the higher amount of net interest income realized by the bank in 2009, when compared to 2008.

Results of Operations for the

Years Ended December 31, 2009 and 2008

Overview. MidCarolina reported net income available to common shareholders of $2.0 million, or $0.40 per diluted common share, for the year ended December 31, 2009, compared with net income available to shareholders of $3.3 million, or $0.66 per diluted common share, for 2008, a decrease of $1.3 million or $0.26 per diluted share.

Net Interest Income. Net interest income increased to $17.1 million for the year ended December 31, 2009, a $2.8 million or 19.70% increase from the $14.3 million earned in 2008. Total interest income benefited from moderate growth in the level of average earning assets offset by significantly lower liability yields caused by historically low interest rates during the year. The rates earned on a significant portion of the bank’s loans adjust immediately when indexes like the prime rate change. Conversely, a large portion of interest-bearing liabilities, including certificates of deposit and bank borrowings, have rates fixed until maturity. As a result, interest rate reductions will generally result in an immediate drop in the bank’s interest income on loans, with a more delayed impact on interest expense because reductions in interest costs will only occur upon renewals of certificates of deposit or borrowings. Interest rate increases will generally result in an immediate increase in the bank’s interest income on loans, with a more delayed impact on interest expense because increases in interest costs will only occur upon renewals of certificates of deposit or borrowings. Average total interest-earning assets increased $36.7 million, or 7.53%, during 2009 compared to 2008, while the average yield decreased by 81 basis points from 6.08% to 5.27%. As interest rates remained very low during 2009, the average rate on loans repriced and decreased year over year. The average rate on investment securities decreased in 2009 compared to 2008 reflecting the lower reinvestment yields available for securities purchased or reinvested during the year. Average total interest-bearing liabilities increased by $34.9 million, or 8.07%, a slightly higher growth rate than average interest-earning asset balances. The average cost of interest-bearing liabilities decreased by 131 basis points from 3.54% to 2.23%. With the cost on interest bearing liabilities decreasing more significantly than the yield on earning assets, the bank’s net interest margin increased by 33 basis points. For the year ended December 31, 2009, the net interest margin was 3.27%, while for the year ended December 31, 2008, the net interest margin was 2.94%. Table 2 reflects the volume and rate variances from 2009 vs. 2008.

Provision for Loan Losses. The bank recorded $4.5 million in the provision for loan losses in 2009, an increase of $2.8 million from the $1.7 million provision made in 2008. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. In evaluating the allowance for loan losses, management considers factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. For 2009, large provisions were made each quarter in response to the weakened economy and real estate market. Specifically, builder/construction loans experienced a significant deterioration in their collateral values and many developers experienced decreased rates of building lot inventory turn-over. Although the bank reduced its total exposure to construction loans by $24.3 million or 26.4% from $91.9 million at December 31, 2008 to $67.6 million at December 31, 2009, significant risk to property value depreciation continues to persist in MidCarolina’s construction loan portfolio. Real estate developers’ ability to service debt for extended time periods remains tentative as cash flows have deteriorated. Total loans outstanding, net of loans held for sale, increased by $3.4 million in 2009 and by $62.9 million in 2008. At December 31, 2009, the allowance for loan losses was $7.3 million, an increase of $1.7 million, or 29.74%, from the $5.6 million at the end of 2008. The allowance represented 1.66% and 1.30%, respectively, of loans outstanding at the end of 2009 and 2008, net of loans held for sale. The increase in the allowance is reflective of the on going economic and real estate market deterioration experienced locally as well as nationally and internationally. At December 31, 2009, the bank had $7.3 million in non-accrual loans. In 2008, the bank had $3.1 million in non-accrual loans. For a more detailed discussion of the provision of loan losses and the established reserve, see the section entitled “Analysis of Allowance for Loan Losses.”

Non-Interest Income. Non-interest income increased to $2.8 million for the year ended December 31, 2009 compared to $2.2 million for the year ended December 31, 2008, an increase of $567,000 or 25.54%. A significant factor in the increase in total non-interest income was the reduction in other-than-temporary-impairment (“OTTI”) of private label collateralized mortgage obligation securities. OTTI recognized in 2009 was $148,000, which is a decrease of $342,000, a 69.79% improvement compared to the 2008 OTTI write down of $490,000. The decrease in the determination of OTTI was influenced by the adoption of ASC Topic 320-10-65-1 (formerly referred to as FSP FAS 115-2, Recognition and Presentation of Other-than-Temporary Impairments) effective January 1, 2009. Prior to January 1, 2009, if an investment was determined to be other than temporarily impaired, then the difference between the carrying value and fair value was recognized as an OTTI loss in earnings. Beginning January 1, 2009, if an investment in a debt security was deemed to be other than temporarily impaired, then the difference between the carrying value and fair value was further evaluated to identify the portion that related to credit deterioration. Only the portion related to credit deterioration is recognized through earnings. The cumulative effect of the change in accounting principle was an opening adjustment of $211,000, net of tax, to increase retained earnings. During 2009 the portion of OTTI that was determined to be credit-related and thus recognized in earnings was $148,000. Mortgage operations income increased to $800,000 in 2009, from $57,000 in 2008, reflecting the impact of government initiated first time home buyer incentives and attractive refinancing rates available in the mortgage origination market. Service charges on deposit accounts in 2009 were $910,000, a decrease of $242,000, or 21.01%, compared to $1.2 million in 2008 reflecting the competitive market for attracting and retaining demand deposit accounts. Other non-interest income increased $272,000 in 2009 reflecting a receipt of a one time insurance claim for $252,000. Table 3, following this discussion, is a comparative analysis of the components of non-interest income for 2009, 2008 and 2007.

Non-Interest Expenses. Non-interest expenses totaled $12.3 million for the year ended December 31, 2009, an increase of $2.8 million over the $9.5 million reported for 2008. Noninterest expense of $12.3 million, excluding the effect of the $349,000 loss on sale of other real estate increased $1.9 million for 2009, compared to noninterest expense of $9.5 million, excluding the effect of the $536,000 gain on sale of other real estate in 2008. Salaries and employee benefits increased $239,000 primarily resulting from increases in fair value expenses of stock options issued in 2009. Professional and other services increased $184,000 or 33.45% primarily due to expenses incurred to increases in audit and legal fees and proceedings. Deposit and other insurance expense increased $848,000 or 196.30% because of increased FDIC premiums and the special assessment imposed during 2009. Occupancy and equipment expense increased by $449,000 due to increases in maintenance costs and additional lease expense incurred with the relocation of the bank’s Green Valley Office located in Greensboro and new software licensure expenses. Data processing and other outside services increased $144,000, or 18.30%, due primarily to costs associated with the reconfiguration and relocation of the bank’s data processing servers as well as the implementation of a significantly enhanced business and disaster recovery plan. Advertising expense decreased $49,000 reflecting new marketing strategies and programs during 2009. Table 4, following this discussion, presents a comparative analysis of the components of non-interest expenses for 2009, 2008 and 2007.

Income Taxes. The provision for income tax was $818,000 in 2009 and $1.7 million in 2008. The effective tax rates were 25.6% and 32.2%, respectively, on income before income taxes. The decrease in the effective tax rate for 2009 reflects an increase in the proportion of tax-exempt income to total income for 2009 over 2008.

Results of Operations for the

Years Ended December 31, 2008 and 2007

Overview. MidCarolina reported net income available to common shareholders of $3.3 million, or $0.66 per diluted common share, for the year ended December 31, 2008, compared with net income available to shareholders of $4.5 million, or $0.92 per diluted common share, for 2007, a decrease of $1.2 million or $0.26 per diluted share. Results for the twelve months ended December 31, 2008 included a one-time after tax adjustment of $248,000 related to Other Than Temporary Impairment of Mortgage Backed Securities. Results for the twelve months ended December 31, 2007 included a one-time after-tax adjustment of $579,000 related to the reversal of accrued benefits for a former executive officer. Excluding the effect of these adjustments, MidCarolina’s diluted earnings per common share for 2008 would have been $0.71, compared to $0.80 for 2007.

Net Interest Income. Net interest income increased to $14.3 million for the year ended December 31, 2008, a $990,000 or 7.4% increase from the $13.3 million earned in 2007. Total interest income benefited from strong growth in the level of average earning assets offset by lower asset yields caused by the decrease in interest rates during the year. Average total interest-earning assets increased $59.8 million, or 14.0%, during 2008 compared to 2007, while the average yield decreased by 119 basis points from 7.27% to 6.08%. As interest rates decreased during 2008, the average rate on loans decreased year over year. The average rate on investment securities increased in 2008 compared to 2007, reflecting management’s decision to purchase higher yielding securities during 2008 taking advantage of the unusual extremes in mortgaged backed securities prices in 2008. Average total interest-bearing liabilities increased by $52.1 million, or 13.7%, consistent with the increase in interest-earning assets. The average cost of interest-bearing liabilities decreased by 113 basis points from 4.66% to 3.53%. With the yield on earning assets decreasing more significantly than the cost of interest bearing liabilities, the bank’s net interest margin decreased by 18 basis points. For the year ended December 31, 2008, the net interest margin was 2.94%, while for the year ended December 31, 2007, the net interest margin was 3.12%. Table 2 reflects the volume and rate variances from 2008 vs. 2007.

Provision for Loan Losses. The bank recorded $1.7 million in the provision for loan losses in 2008, an increase of $1.2 million from the $425,000 provision made in 2007. For 2008 the provision to loan losses was made in response to the weakened economy and real estate market experienced during 2008, large provisions were made each quarter during the year, total loans outstanding, net of loans held for sale, increased by $62.9 million in 2008 and by $58.1 million in 2007. At December 31, 2008, the allowance for loan losses was $5.6 million, an increase of $1.2 million, or 26.22%, from the $4.5 million at the end of 2007. The allowance represented 1.30% and 1.20%, respectively, of loans outstanding at the end of 2008 and 2007, net of loans held for sale. At December 31, 2008, the bank had $3.1 million in non-accrual loans. In 2007, the bank had $700,000 in non-accrual loans.

Non-Interest Income. Non-interest income decreased to $2.2 million for the year ended December 31, 2008 compared to $2.6 million for the year ended December 31, 2007, a decrease of $407,000 or 15.49%. An OTTI of private label collateralized mortgage obligation securities in the amount of $490,000, was recognized in 2008. Excluding the OTTI, non-interest income increased $83,000 or 3.2% for 2008. Mortgage operations income decreased to $571,000 in 2008, from $600,000 in 2007, reflecting a softening in the overall mortgage origination market. Service charges on deposit accounts in 2008 were $1.2 million, an increase of $94,000, or 8.9%, compared to $1.1 million in 2007 reflecting the positive results of a focused marketing effort to increase demand deposit accounts. Table 3, following this discussion, is a comparative analysis of the components of non-interest income for 2009, 2008 and 2007.

Non-Interest Expense. Non-interest expense totaled $9.5 million for the year ended December 31, 2008, an increase of $1.2 million over the $8.3 million reported for 2007. Adjusting non-interest expense for a one-time adjustment of $905,000 related to the reversal of accrued benefits for a former executive officer, non-interest expense for 2007 would have totaled $9.2 million, reflecting an increase of $252,000 or 2.73% for 2008. Substantially all of this increase resulted from the bank’s growth and development during 2008 and 2007. Personnel costs after the one-time adjustment of $905,000 related to the reversal of accrued benefits for a former executive officer increased by $3,000 in 2008. Professional and other services increased $74,000 or 15.6% primarily due to expenses incurred related to the preparation of anticipated regulatory changes and increases in legal fees and proceedings. Deposit and other insurance expense increased $80,000 or 22.7% because of increased FDIC premiums. Occupancy and equipment expense increased by $51,000 due to increases in maintenance costs and additional lease expense incurred with the relocation of the bank’s Green Valley Office located in Greensboro, North Carolina. Data processing and other outside services decreased $19,000, or 1.7%, due to the renegotiation of MidCarolina’s bank platform operating system contract. Advertising expense increased $131,000 reflecting new marketing strategies and programs during 2008. A gain on sale of other real estate was recognized in the amount of $536 and $481 respectively for 2008 and 2007. Table 4, following this discussion, presents a comparative analysis of the components of non-interest expenses for 2009, 2008 and 2007.

Income Taxes. The provision for income tax was $1.7 million in 2008 and $2.3 million in 2007. The effective tax rates were 32.2% and 32.4%, respectively, on income before income taxes.

Additional Information on Financial Condition

at December 31, 2009 and 2008

Liquidity

The bank’s sources of liquidity are customer deposits, cash and demand balances due from other banks, interest-earning deposits in other banks and investment securities available for sale. These funds, together with loan and securities repayments, are used to fund loans and continuing operations. At December 31, 2009, the bank had credit availability with the Federal Reserve Bank of $74.6 million and the FHLB of $167.2 million, with $25.0 million outstanding.

Total deposits were $465.0 million and $467.9 million at December 31, 2009 and 2008, respectively. The bank’s deposits decreased 0.63% in 2009. Because the bank’s organic deposit growth was sufficient in amount to meet the total funding needs of the bank’s asset growth, the bank reduced its exposure to alternative funding sources during 2009. The bank reduced its total wholesale funding sources in 2009 by $24.0 million or 11.60%. Total wholesale funding was $183.0 million at December 31, 2009 compared to $207.1 million at December 31, 2008. The bank will continue to evaluate all funding sources for cost, accessibility, dependability and efficiency. Brokered certificates of deposits decreased $21.0 million during 2009, from $123.4 million in 2008 to $102.4 million in 2009, a decrease of 17.03%. Brokered deposits as a percent of assets decreased from 22.82% in 2008 to 18.92% in 2009.

At December 31, 2009 and 2008, time deposits represented 58.11% and 63.0%, respectively, of the bank’s total deposits. Certificates of deposit of $100,000 or more represented 48.8% and 59.9%, respectively, of the bank’s total deposits at December 31, 2009 and 2008. At December 31, 2009, the bank had $20.8 million in public deposits and $102.4 million in brokered time deposits. These sources of funds are generally considered to be less stable than deposits from the bank’s local markets. However, management believes that other non-traditional funding time deposits are relationship oriented. While the bank appreciates the need to pay competitive rates to retain these deposits, other subjective factors also influence deposit retention. Based upon prior experience, the bank anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity. The bank’s aggregate wholesale funding comprised of brokered CDs, wholesale NOW accounts, FHLB advances, FRB discount window borrowings and CDARS accounts (Certificate of Deposit Account Registry Service) as a percentage of total assets decreased to 33.9% in 2009 from 38.3% in 2008. The wholesale funding aggregate decrease is due primarily to an increase in traditional deposits resulting from MidCarolina’s customer base’s recognition of MidCarolina’s consistent performance during a difficult economic period.

Management anticipates that the bank will continue to utilize non-local market funding sources such as wholesale NOW accounts, CDARS, FHLB advances, FRB advances and brokered certificates of deposits as a less costly diversified funding source to complement the bank’s local market deposits. Deposits, loan repayments, mortgage-backed securities prepayments, bond maturities, FHLB advances, FRB discount window borrowings and current earnings will be employed to provide liquidity, generate loans, purchase securities, procure fixed assets and meet other operating needs incurred in normal banking activities.

In the normal course of business, there are various outstanding contractual obligations of the bank that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. Table 5, following this discussion, “Contractual Obligations and Commitments,” summarizes the bank’s contractual obligations and commitments as of December 31, 2009.

Capital Resources

At December 31, 2009 and 2008, shareholders’ equity of MidCarolina totaled $40.2 million and $37.2 million, respectively. MidCarolina’s equity to asset ratio on those dates was 7.42% and 6.9%, respectively, reflecting MidCarolina’s moderate growth during 2009. MidCarolina and the bank are subject to minimum capital requirements. See “Information about MidCarolina Financial Corporation — Supervision and Regulation.” Because MidCarolina’s only significant asset is its investment in the bank, information concerning capital ratios is essentially the same for MidCarolina and the bank.

All capital ratios place the bank in excess of minimum requirements to be classified as “well capitalized’ by regulatory measures. The bank’s Tier 1 leverage ratio was 8.67% at December 31, 2009.

Note P to the audited consolidated financial statements beginning on page F-1 of this proxy statement/prospectus presents an analysis of the bank’s regulatory capital position as of December 31, 2009 and 2008. Management anticipates that the bank will remain “well-capitalized” for regulatory purposes throughout 2009.

Asset/Liability Management

The bank’s results of operations depend substantially on its net interest income. Like most financial institutions, the bank’s interest income and cost of funds are affected by general economic conditions and by competition in the market place. The purpose of asset/liability management is to provide stable net interest income growth by protecting the bank’s earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk and capital adequacy. The bank maintains, and has complied with, an asset/liability management policy approved by the board of directors of MidCarolina and the bank that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. The bank’s policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a range around an “earnings neutral position,” which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, the bank has generally invested such funds in securities, primarily securities issued by U.S. governmental agencies, mortgage-backed securities and securities issued by local governmental municipalities. The securities portfolio contributes to the bank’s profits and plays an important part in the overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk) and investing in securities that can be pledged for public deposits or as collateral for FHLB advances.

In reviewing the needs of the bank with regard to proper management of its asset/liability program, the bank’s management estimates its future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing) and forecasted interest rate changes. A number of measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayments on loan and loan-backed assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

Based on the results of the income simulation model, as of December 31, 2009, due to the extremely low interest rate environment, the bank would expect a decrease in net interest income of $376,000 if interest rates increase from current rates by an instantaneous 100 basis points and an increase in net interest income of $547,000 if interest rates decrease from current rates by an instantaneous 100 basis points.

The analysis of an institution’s interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is another standard tool for the measurement of the exposure to interest rate risk. Management believes that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.

Table 6, following this discussion, “Interest Rate Sensitivity Analysis,” sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2009, which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts are considered rate sensitive and are placed in the shortest period. Negotiable order of withdrawal or other transaction accounts are also assumed to be rate sensitive and are placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates are used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments that will be received throughout the lives of the loans. The interest rate sensitivity of the bank’s assets and liabilities illustrated in the table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

Table 6 illustrates that if assets and liabilities reprice in the time intervals indicated in the table, the bank is asset sensitive within three months, liability sensitive over three months to twelve months, asset sensitive within twelve months and asset sensitive thereafter. As stated above, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. For instance, while the table is based on the assumption that money market accounts are immediately sensitive to movements in rates, the bank expects that in a changing rate environment the amount of the adjustment in interest rates for such accounts would be less than the adjustment in categories of assets that are considered to be immediately sensitive. The same is true for all other interest-bearing transaction accounts. Additionally, certain assets have features that restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an increase in market interest rates. Due to these shortcomings, the bank places primary emphasis on its income simulation model when managing its exposure to changes in interest rates. The bank does not normally make interest rate predictions, or take undue risk on potential changes in interest rate direction.

Lending Activities

General. The bank provides to its customers a full range of short- to medium-term commercial, mortgage, construction and personal loans, both secured and unsecured. The bank also makes real estate mortgage and construction loans.

The bank’s loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the types of loans that the bank seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower’s total outstanding indebtedness to the bank, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the board of directors of the bank. The bank supplements its own supervision of the loan underwriting and approval process with periodic loan audits by internal loan examiners and outside professionals experienced in loan review work. The bank has focused its portfolio lending activities on typically higher yielding commercial, construction and consumer loans. The bank also originates 1-4 family mortgages that are typically sold into the secondary market, servicing released.

Table 7, “Loan Portfolio Composition,” following this discussion, provides an analysis of the bank’s loan portfolio composition by type of loan as of the end of each of the last five years ending December 31, 2009.

Table 8, “Loan Maturities,” following this discussion, presents, at December 31, 2009, (i) the aggregate maturities or re-pricings of commercial, industrial and commercial mortgage loans and of real estate constructions loans and (ii) the aggregate amounts of such loans by variable and fixed rates.

Commercial and Industrial Loans. At December 31, 2009, the bank’s commercial and industrial loan portfolio equaled $64.2 million, or 14.6% of total loans, as compared with $63.2 million, or 14.6% of total loans, at December 31, 2008. Commercial and industrial loans include both secured and unsecured loans for working capital, expansion and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. The bank also makes term commercial loans secured by equipment and real estate. Lending decisions are based on an evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, the bank requires personal guarantees and secondary sources of repayment.

Commercial and industrial loans generally provide greater yields and reprice more frequently than other types of loans, such as real estate loans, as most commercial loan yields are tied to the prime rate index. Therefore, yields on most commercial loans adjust with changes in the prime rate.

Real Estate Loans. Real estate loans are originated for the purpose of purchasing, constructing or refinancing one to four family, five or more family and commercial properties. The bank offers fixed and adjustable rate options. The bank provides customers access to long-term conventional real estate loans through its mortgage loan department which makes Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Company (“FHLMC”) and Government National Mortgage Association (“GNMA”) conforming loans that are originated with a commitment from a correspondent bank to purchase the loan within 30-45 days of closing.

Residential 1-4 family loans are classified into two categories: conforming loans, that are originated under the underwriting guidelines established by FNMA, FHLMC or GNMA and held for sale and nonconforming loans that are originated and retained in the bank’s loan portfolio. The terms “conforming” and “nonconforming” do not refer to credit quality, but rather to whether the loan is underwritten so that it can be sold in the secondary market. At December 31, 2009, the bank had $228,000 loans held for sale while nonconforming loans held in the bank’s permanent portfolio amounted to $442,000. The bank’s permanent residential mortgage loans are generally secured by properties located within the bank’s market area. Most of the 1-4 family residential mortgage loans that the bank makes are conforming loans and are sold within 30 days of closing to a correspondent bank. The bank originated 288 loans in the amount of $51.5 million for sale in the secondary market during 2009. The bank receives a fee for each loan originated, with fees aggregating $800,000 for the year ended December 31, 2009 and $571,000 for the year ended December 31, 2008. The bank anticipates that it will continue to be an active originator of residential loans. Nonconforming residential mortgage loans that are retained in the bank’s loan portfolio generally have rate terms of five years or less, with amortizations up to 20 years.

The bank has made, and anticipates continuing to make, commercial real estate loans. Commercial real estate loans amounted to $174.9 million at December 31, 2009. These loans are secured principally by commercial buildings for office, storage and warehouse space, and by agricultural properties. Generally in underwriting commercial real estate loans, the bank requires the personal guarantee of borrowers and a demonstrated cash flow capability sufficient to service the debt. Loans secured by commercial real estate usually involve a greater degree of risk than 1-4 family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.

The bank originates 1-4 family residential construction loans for the construction of custom homes (where the home buyer is the borrower) and provides financing to builders and consumers for the construction of pre-sold homes. The bank generally receives a pre-arranged permanent financing commitment from an outside entity prior to financing the construction of pre-sold homes. The bank lends to builders who have demonstrated a favorable record of performance and profitable operations and who are building in markets that management believes it understands and in which it is comfortable with the economic conditions. The bank also makes commercial real estate construction loans, generally for owner-occupied properties. The bank further endeavors to limit its construction lending risk through adherence to established underwriting procedures. The bank generally requires documentation for all draw requests and utilizes loan officers to inspect the project prior to honoring draw requests from the builder. With few exceptions, the bank requires personal guarantees and secondary sources of repayment on construction loans.

Consumer Loans and Home Equity Lines of Credits. Loans to individuals include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous secured and unsecured personal loans. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors. The bank attempts to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss.

Loan Approvals. The bank’s loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the type of loans that the bank seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower’s total outstanding indebtedness to the bank, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the board of directors of the bank. The bank supplements its own supervision of the loan underwriting and approval process with periodic loan audits by independent, outside professionals experienced in loan review analysis.

Responsibility for loan production rests with the senior commercial lending officer in each market. The responsibility for loan underwriting, loan processing and approval is with the chief credit officer. The board of directors of the bank reviews the president’s lending authority annually. The board of directors, in turn delegates loan authority to the chief credit officer and other loan officers of the bank. Delegated authorities may include loans, letters of credit, overdrafts, uncollected funds and such other authority as determined by the board of directors or the president.

The president and the chief credit officer each have the authority to approve loans up to $400,000. The president in conjunction with the chief credit officer have the combined authority to approve loans up to $2.0 million which is the maximum staff, in-house lending limit set by the board of directors. The Loan Committee approves all loans in excess of the staff’s in-house lending limit. The Loan Committee consists of the president, the chairman and vice chairman of the bank’s board of directors and six outside directors as appointed by the board of directors of the bank

Additionally, all loans of $50,000 or greater and all loans with relationship exposure of $200,000 or above are reviewed by the Management Loan Committee comprised of the president, chief credit officer, and the senior commercial loan officers for Alamance County and Guilford County. The bank’s Loan Committee reviews all loans with total exposure of $1.0 million or greater and approves all loans with total exposure of $2.0 million or greater. The bank’s legal lending limit was $13.9 million at December 31, 2009. The bank seldom makes loans approaching its legal lending limit.

Commitments to Extend Credit

In the ordinary course of business, the bank enters into various types of transactions that include commitments to extend credit that are not included in loans receivable, net, presented on MidCarolina’s consolidated balance sheets. The bank applies the same credit standards to these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. The bank’s exposure to credit loss under commitments to extend credit is represented by the amount of these commitments. See Note O to the audited consolidated financial statements beginning on page F-1 of this proxy statement/prospectus and Table 5, “Contractual Obligations and Commitments,” following this discussion.

Asset Quality

The bank considers asset quality to be of primary importance, and employs a formal internal loan review process to ensure adherence to the lending policy as approved by the bank’s board of directors. It is the responsibility of each loan officer to assign an appropriate risk grade to loans when originated. Credit administration, through the loan review process, validates the accuracy of the initial risk grade assessment. In addition, as a given loan’s credit quality changes, it is the responsibility of credit administration to change the borrower’s risk grade accordingly. The process of determining the allowance for loan losses is fundamentally driven by the risk grade system. In determining the allowance for loan losses and any resulting provision to be charged against earnings, particular emphasis is placed on the results of the loan review process. Consideration is also given to historical loan loss experience, the value and adequacy of collateral, economic conditions in the bank’s market area and other factors. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. At December 31, 2009, the bank had 24 loans on the loan watch list totaling $8.3 million comprised of eight builder/construction loans totaling $4.1 million, eight commercial and industrial loans for $3.7 million and eight residential mortgage loans for $551,000. The allowance for loan losses represents management’s estimate of the appropriate level of reserve to provide for probable losses inherent in the loan portfolio.

The bank’s policy regarding past due loans normally requires a prompt charge-off to the allowance for loan losses following timely collection efforts and a thorough review. Further efforts are then pursued through various means available. Loans carried in a non-accrual status are generally collateralized and are considered in the determination of the allowance for loan losses.

Nonperforming Assets

MidCarolina’s total nonperforming assets increased $5.4 million to $10.2 million at December 31, 2009, from $4.8 million at December 31, 2008, reflecting the distressed economy mentioned previously. Non accrual loans, a subset of nonperforming assets comprised 71.9% of total nonperforming assets or $7.3 million. Other real estate owned comprised the remaining significant component of nonperforming assets in the amount of $2.9 million or 28.0% of total nonperforming assets. Restructured loans at December 31, 2009, which were not included in total nonperforming assets, consisted of two construction loans.

Table 9, “Nonperforming Assets,” following this discussion, sets forth, for the last five years ending December 31, 2009, information with respect to the bank’s nonperforming assets.

MidCarolina’s consolidated financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless a loan is placed on non-accrual basis. Loans are accounted for on a non-accrual basis when management has serious concerns about the collectibility of principal or interest. Generally, the bank’s policy is to place a loan on non-accrual status when the loan becomes 90 days past due. Loans are also placed on non-accrual status in cases where management is uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Payments received on non-accrual loans generally are applied to principal first, and then to interest after all principal payments have been satisfied. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower’s weakened financial condition. The bank accrues interest on restructured loans at the restructured rate when management anticipates that no loss of original principal will occur. Potential problem loans are defined as loans currently performing that are not included in non-accrual or restructured loans, but are loans that management has concerns as to the borrower’s ability to comply with present repayment terms. These loans could deteriorate to non-accrual, past due or restructured loans status. Therefore, management quantifies the risk associated with problem loans in assessing the adequacy of the allowance for loan losses. At December 31, 2009, the bank identified $7.8 million in non-accrual loans. At December 31, 2008, the bank identified $3.1 million in non-accrual loans.

Other real estate owned consists of foreclosed, repossessed and idled properties. At December 31, 2009, there were $2.9 million assets classified as real estate owned. At December 31, 2008, there were $1.6 million assets classified as real estate owned.

Analysis of Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged-off against the allowance when management believes that the collectibility of principal is unlikely. Recoveries of amounts previously charged-off are credited to the allowance.

The allowance for loan losses relating to loans that are determined to be impaired under ASC Topic 310-10-35 (formerly Statement of Financial Accounting Standard (“SFAS”) No. 114, Accounting by Creditors for Impairment of a Loan) is based on discounted cash flows using the loan’s initial effective interest rate or the estimated fair value of the collateral, less costs to sell, for certain collateral dependent loans. Large groups of smaller balance homogeneous loans that are collectively evaluated for impairment (such as residential mortgage and consumer installment loans) are excluded from impairment evaluation, and their allowance for loan losses is calculated in accordance with the allowance for loan losses policy described below.

The provision for loan losses charged to operating expense is based on factors which, in management’s judgment, deserve current recognition in estimating probable loan losses. Such factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans and economic conditions. While management uses the best information available to make evaluations, this evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review MidCarolina’s allowance for loan losses. Such agencies may require MidCarolina to recognize adjustments to the allowance based on their judgments of information available to them at the time of their examination.

Growth in loans outstanding has, throughout the bank’s history, been the primary reason for increases in the bank’s allowance for loan losses and the resultant provisions for loan losses necessary to provide for those increases. This growth has been spread among the bank’s major loan categories, with the concentrations of major loan categories being relatively consistent. Between December 31, 2008 and December 31, 2009, the range of each major category of loans as a percentage of total loans outstanding is as follows: residential mortgage loans – 16.9% to 18.7%; commercial mortgage loans – 36.0% to 39.9%; construction loans – 21.1% to 15.4%; commercial and industrial loans – 14.6% to 14.6%; loans to individuals – 1.4% to 1.2%; and home equity lines of credit – 10.0% to 10.2%. For the past five fiscal years through 2009, the bank’s loan loss experience has been similar to that of other peer banks in North Carolina, with net loan charge-offs in each year of ranging from 0.05% to 0.63% of average loans outstanding. Charge offs are typically recognized when it is the opinion of management that all or a portion of an outstanding loan becomes uncollectible. Loan repayment may be realized through a contractual agreement, or through liquidation of assets pledged as collateral. Net charge-offs totaled $495,000 or 0.12% of outstanding loans for 2008 and $2.8 million or 0.63% of outstanding loans for 2009. The bank’s allowance for loan losses at December 31, 2008 of $5.6 million represents 1.30% of total loans outstanding, net of loans held for sale. The bank’s allowance for loan losses at December 31, 2009 was $7.3 million or 1.67% of outstanding loans, net of loans held for sale. The allowance for loan losses as a percentage of loans outstanding increased in 2009 compared to 2008 due to an increase in loans outstanding as well as increases in nonperforming loans reflecting the decline in the local, national and international economic environment. Nonperforming loans increased $4.2 million during 2009 to $7.3 million compared to $3.1 million at December 31, 2008. $6.9 million of the nonperforming loans at December 31, 2009, or 93.6%, were concentrated in commercial real estate.

Table 10, “Allocation for the Allowance of Loan Losses,” following this discussion, presents the allocation of the allowance for loan losses at the end of each of the last five years ending December 31, 2009. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors that may affect future loan losses in the categories of loans shown.

Table 11, “Loan Loss and Recovery Experience,” following this discussion, sets forth for each of the last five years ending December 31, 2009 information regarding changes in the bank’s allowance for loan losses.

Investment Activities

The bank’s portfolio of investment securities, all of which are available for sale, consists primarily of U.S. government agency securities, mortgage-backed securities, private label collateralized mortgage obligations and securities issued by local governments. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value, with any unrealized gains or losses reflected as an adjustment to stockholders’ equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. It is the bank’s policy to classify its investment securities as available for sale. Table 12, “Securities Portfolio Composition”, following this discussion, summarizes investment securities by type at December 31, 2009, 2008 and 2007.

Table 13, “Securities Portfolio Composition,” following this discussion, summarizes the amortized costs, fair values and weighted average yields of the bank’s investment securities at December 31, 2009, by contractual maturity groups.

The bank does not engage in, nor does it presently intend to engage in, securities trading activities and therefore does not maintain a trading account. At December 31, 2009, there were no securities of any issuer (other than governmental agencies) held in the bank’s portfolio that exceeded 10% of MidCarolina’s shareholders’ equity.

Sources of Funds

Deposit Activities. The bank provides a range of deposit services, including non-interest-bearing checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and management’s desire to increase or decrease certain types or maturities of deposits. As described in “-Liquidity” above, the bank uses wholesale deposits as a funding source. However, the bank strives to establish customer relations to attract core deposits in non-interest-bearing transactional accounts and thus to reduce the bank’s costs of funds.

Table 14, “Average Deposits,” following this discussion, sets forth for the for the years ended December 31, 2009, 2008 and 2007 the average balances outstanding and average interest rates for each major category of deposits.

Table 15, “Maturities of Time Deposits of $100,000 or More,” which follows this discussion, presents maturities of certificates of deposit with balances of $100,000 or more at December 31, 2009.

Borrowings. As additional sources of funding, the bank uses advances from the FHLB under a line of credit equal to 30% of the bank’s total assets, subject to qualifying collateral. The available aggregate line of credit was $167.2 million at December 31, 2009. Outstanding advances at December 31, 2009 totaled $25.0 million, $10.0 million maturing in 2010, bearing interest at a weighted average rate of 4.70%, $5 million maturing in 2011 at 2.37% and $10 million maturing in 2018 at 2.98%. The bank had no daily rate credit advances outstanding at December 31, 2009. Pursuant to collateral agreements with the FHLB, at December 31, 2009, advances are secured by loans with a carrying amount of $110.8 million, which approximates market value. Advances outstanding at December 31, 2008 totaled $25.0 million.

The bank also has a line of credit with the FRB through their discount window in the amount of $74.6 million. No borrowings were outstanding at December 31, 2009. The line of credit is secured by loans with a carrying amount of $95.4 million, which approximates fair value.

In addition to FHLB advances, MidCarolina issued $8.8 million of junior subordinated debentures to its wholly owned capital trusts, MidCarolina I and MidCarolina Trust II, to fully and unconditionally guarantee the preferred securities issued by the trusts. These long term obligations, which currently qualify as Tier 1 capital for MidCarolina, constitute a full and unconditional guarantee by MidCarolina of the trusts’ obligations under the capital trust securities.

Critical Accounting Policies

MidCarolina has established various accounting policies that govern the application of accounting principles generally accepted in the United States of America in the preparation of MidCarolina’s financial statements. Significant accounting policies are described in Note B to the audited consolidated financial statements beginning on page F-1 of this proxy statement/prospectus. These policies may involve significant judgments and estimates that have a material impact on the carrying value of certain assets and liabilities. Different assumptions made in the application of these policies could result in material changes in MidCarolina’s financial position and results of operations.

Allowance for Loan Losses. MidCarolina’s most significant critical accounting policy is the determination of the bank’s allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of MidCarolina’s financial condition and results, and requires management’s most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. If the mix and amount of future write-offs differ significantly from those assumptions used in making a determination, the allowance for loan losses and provision for loan losses on the income statement could be materially affected. For further discussion of the allowance for loan losses and a detailed description of the methodology used in determining the adequacy of the allowance, see the sections of this discussion titled “Asset Quality,” “Analysis of Allowance for Loan Losses” and Note B to the audited consolidated financial statements beginning on page F-1 of this proxy statement/prospectus.

Other Than Temporary Impairment. MidCarolina evaluates securities for OTTI at least on a monthly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the anticipated outlook for changes in the general level of interest rates, (iv) whether, for debt securities, it is more likely than not that MidCarolina will be required to sell the security before recovery of its amortized cost basis, and (v) whether, for equity securities, MidCarolina’s intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Off-Balance Sheet Arrangements. MidCarolina does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect of MidCarolina’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Table 1

Average Balances and Net Interest Income (1)

($ in thousands)

	Year Ended December 31, 2009			Year Ended December 31, 2008			Year Ended December 31, 2007
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest-earning assets:
Loans, net	$441,704	$24,160	5.47%	$405,119	$25,763	6.36%	$344,620	$27,037	7.85%
Investment securities	70,289	3,378	4.81%	69,728	3,561	5.11%	72,013	3,581	4.97%
Interest-earning cash deposits	9,387	21	0.22%	9,678	131	1.35%	8,080	264	3.27%
Other	2,312	24	1.04%	2,454	161	6.56%	2,429	171	7.04%

Total interest-earning assets	523,692	27,583	5.27%	486,979	29,616	6.08%	427,142	31,053	7.27%

Other assets	26,915			19,602			20,300

Total assets	$550,607			$506,581			$447,442

Interest-bearing liabilities:
Deposits:
Demand deposits	112,438	1,510	1.34%	74,531	1,275	1.71%	80,529	2,796	3.47%
Savings deposits	6,663	20	0.30%	5,772	29	0.50%	6,024	60	1.00%
Fixed maturity deposits	312,282	7,648	2.45%	308,562	12,192	3.95%	249,096	12,501	5.02%
Short term borrowed funds	2,225	15	0.67%	9,807	288	2.94%	16,636	1,094	6.58%
Long term borrowed funds	33,764	1,247	3.69%	33,764	1,510	4.47%	28,003	1,270	4.54%

Total interest-bearing liabilities	467,372	10,440	2.23%	432,436	15,294	3.54%	380,288	17,721	4.66%

Noninterest-bearing deposits	43,629			36,925			34,479
Other liabilities	992			1,390			2,774
Stockholders’ equity	38,614			35,830			29,901

Total liabilities and stockholders’ equity	$550,607			$506,581			$447,442

Net interest income and interest rate spread		$17,143	3.03%		$14,322	2.54%		$13,332	2.61%

Net yield on average interest-earning assets			3.27%			2.94%			3.12%

Ratio of average interest-earning assets to average interest-bearing liabilities	112.05%			112.61%			112.32%

(1)	includes nonaccrual and nonperforming loans, the impact of which is not significant. Tax exempt income is not computed on a tax equivalent basis.

Table 2

Volume and Rate Variance Analysis

(In thousands)

	Year Ended December 31, 2009 vs. 2008			Year Ended December 31, 2008 vs. 2007
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Loans, net	$2,164	$(3,767)	$(1,603)	$4,297	$(5,571)	$(1,274)
Investment securities	28	(211)	(183)	(115)	95	(20)
Interest-earning cash deposits	(2)	(108)	(110)	37	(170)	(133)
Other	(5)	(132)	(137)	2	(12)	(10)

Total interest income	2,185	(4,218)	(2,033)	4,221	(5,658)	(1,437)

Interest expense:
Deposits
Demand deposits	579	(344)	235	(155)	(1,366)	(1,521)
Savings deposits	4	(13)	(9)	(2)	(29)	(31)
Fixed maturity deposits	119	(4,663)	(4,544)	2,667	(2,976)	(309)
Short term borrowed funds	(137)	(136)	(273)	(325)	(481)	(806)
Long term borrowed funds	—	(263)	(263)	259	(19)	240

Total interest expense	565	(5,419)	(4,854)	2,444	(4,871)	(2,427)

Net interest income increase (decrease)	$1,620	$1,201	$2,821	$1,777	$(787)	$990

Table 3

Noninterest Income

(In thousands)

	Year Ended December 31,
	2009	2008	2007
Service charges on deposit accounts	$910	$1,152	$1,058
Mortgage operations	800	571	600
Investment brokerage fees	245	300	288
Increase in cash surrender value of life insurance	286	299	290

Core noninterest income	2,241	2,322	2,236
Securities gains (losses), net	63	29	8
Impairment on investment securities	(148)	(490)	—
Other noninterest income	631	359	383

Total noninterest income	$2,787	$2,220	$2,627

Table 4

Noninterest Expenses

(In thousands)

	Year Ended December 31,
	2009	2008	2007
Salaries	$4,564	$4,338	$4,085
Employee benefits	1,062	1,049	1,299
Reversal of accrued employee benefits	—	—	(905)

Total salaries and benefits	5,626	5,387	4,479
Occupancy expense	979	699	428
Equipment expense	603	434	425
Other outside services	374	307	357
Data processing	931	787	774
Office supplies and postage	341	350	317
Deposit and other insurance	1,280	432	352
Professional and other services	734	550	476
Advertising	338	387	256
(Gain) loss on sale of Other real estate	349	(536)	(481)
Other	726	665	922

Total noninterest expenses	$12,281	$9,462	$8,305

Table 5

Contractual Obligations and Commitments

($ in thousands)

	Payments Due by Period
Contractual Obligations	Total	On Demand or Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Short-term borrowings	$520	$520	$—	$—	$—
Long-term debt	33,764	10,000	5,000	10,000	8,764
Operating leases	3,050	388	688	658	1,316

Purchase obligations	—	—	—	—	—

Total contractual cash obligations excluding deposits	37,334	10,908	5,688	10,658	10,080
Time deposits	270,260	158,563	108,599	3,098	—

Total contractual cash obligations	$307,594	$69,471	$114,287	$13,756	$10,080

	Amount of Commitment Expiration Per Period
Commercial Commitments	Total Amounts Committed	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Lines of credit and loan commitments (1)	$67,649	$30,394	$3,614	$—	33,641

(1)	includes financial standby letters of credit, net

Table 6

Interest Rate Sensitivity Analysis

($ in thousands)

	At December 31, 2009
	3 Months or Less	Over 3 Months to 12 Months	Total Within 12 Months	Over 12 Months	Total
Interest-earning assets:
Loans and loans held for sale	$254,171	$65,466	$319,637	$118,678	$438,315
Securities available for sale	1,407	7,892	9,299	61,420	70,719
Other earning assets	10,170	—	10,170	—	10,170

Total interest-earning assets	$265,748	$73,358	$339,106	$180,098	$519,204

Interest-bearing liabilities
Fixed maturity deposits	$10,560	112,440	123,000	$147,260	$270,260
All other deposits	153,105	—	153,105	—	153,105
Borrowings	28,020	—	28,020	6,264	34,284

	$191,685	$112,440	$304,125	$153,524	$457,649

	$74,063	$(39,082)	$34,981	$26,574	$61,555
Cumulative interest sensitivity gap	74,063	34,981	34,981	61,555	61,555
Cumulative interest sensitivity gap as a percent of total interest-earning assets	14.26%	6.74%	6.74%	11.86%	11.86%
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	138.64%	111.50%	111.50%	113.45%	113.45%

Table 7

Loan Portfolio Composition

($ in thousands)

	At December 31,
	2009		2008		2007		2006		2005
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Real Estate:
Construction loans	$67,635	15.43%	$91,933	21.15%	$80,051	21.49%	$71,348	22.61%	$67,170	23.92%
Commercial mortgage loans	174,926	39.92%	156,333	35.97%	140,198	37.63%	124,385	39.41%	100,292	35.71%
Home equity lines of credit	44,627	10.18%	43,290	9.96%	41,479	11.13%	33,090	10.49%	30,072	10.71%
Residential mortgage loans	81,377	18.56%	73,595	16.93%	57,342	15.39%	37,163	11.78%	38,656	13.76%
Residential mortgage loans held for sale	228	0.05%	—	0.00%	823	0.22%	2,016	0.63%	893	0.32%

Total real estate loans	368,793	84.14%	365,151	84.01%	319,893	85.86%	268,002	84.92%	237,083	84.42%
Commercial and industrial loans	64,173	14.64%	63,239	14.55%	46,893	12.59%	38,965	12.35%	38,929	13.86%
Loans to individuals for household, family and other personal expenditures	5,383	1.22%	6,306	1.44%	5,796	1.55%	8,625	2.73%	4,836	1.72%

Loans, gross	438,349	100.00%	434,696	100.00%	372,582	100.00%	315,592	100.00%	280,848	100.00%

Less unamortized net deferred loan origination (fees) costs	(34)		(34)		(45)		(4)		7

Total loans	$438,315		$434,662		$372,537		$315,588		$280,855

Table 8

Loan Maturities

($ in thousands)

	At December 31, 2009
	Due within one year		Due after one year but within five		Due after five years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
By loan type:
Construction	$60,118	4.76%	$6,870	5.71%	$647	4.56%	$67,635	4.86%
Commercial mortgage	54,960	4.62%	107,790	6.33%	12,176	6.62%	174,926	5.81%
Commercial and industrial	40,983	4.45%	20,563	5.88%	2,627	5.75%	64,173	4.96%

Total	$156,061	4.63%	$135,223	6.23%	$15,450	4.56%	$306,734	5.42%

By interest rate type:
Fixed rate loans	$99,195		$134,421		$15,450		$249,066
Variable rate loans	56,866		802		—		57,668

	$156,061		$135,223		$15,450		$306,734

The above table is based on contractual scheduled maturities. Early repayment of loans or renewals at maturity are not considered in this table.

Table 9

Nonperforming Assets

($ in thousands)

	At December 31,
	2009	2008	2007	2006	2005
Nonperforming loans
Construction	$4,301	$188	$700	$794	$237
Commercial mortgage	2,557	2,547	—	—	—
Residential mortgage	486	362	—	—	—
Commercial and industrial	—	26	—	—	—
Loans to individuals	—	—	—	—	—

Total nonperforming loans	7,344	3,123	700	794	237
Repossessed Assets	14	47	—	—	19
Other real estate owned	2,862	1,608	264	2,337	2,803

Total nonperforming assets	$10,220	$4,778	$964	$3,131	$3,059

Accruing loans past due 90 days or more	$—	$—	$—	$—	$—
Allowance for loan losses	7,307	5,632	4,462	4,222	4,090
Nonperforming loans to year end loans	1.68%	0.72%	0.19%	0.25%	0.80%
Allowance for loan losses to year end loans	1.67%	1.30%	1.20%	1.35%	1.46%
Nonperforming assets to loans and other real estate owned	2.32%	1.11%	0.27%	0.99%	1.08%
Nonperforming assets to total assets	1.89%	0.88%	0.21%	0.74%	0.83%
Allowance for loan losses to nonperforming loans	99.50%	180.34%	637.43%	531.74%	1725.74%
Restructured loans in accrual status, not included above	$2,619	$—	$—	$—	$—

Table 10

Allocation of the Allowance for Loan Losses

($ in thousands)

	2009		2008		2007		2006		2005
	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)
Real estate loans:
Construction loans	$1,127	15.43%	$1,191	21.15%	$959	21.49%	$954	22.61%	$978	23.92%
Commercial mortgage loans	2,918	39.93%	2,026	35.97%	1,679	37.63%	1,664	39.41%	1,461	35.71%
Home equity lines of credit	744	10.18%	561	9.96%	497	11.13%	443	10.49%	438	10.71%
Residential mortgage loans	1,358	18.56%	954	16.93%	670	15.02%	487	11.78%	563	13.76%
Residential mortgage loans held for sale	—	0.00%	—	0.00%	—	0.00%	—	0.00%	—	0.00%

Total real estate loans	6,147	84.14%	4,732	84.01%	3,805	85.86%	3,548	84.92%	3,440	84.42%
Commercial and industrial loans	1,071	14.64%	819	14.55%	575	12.59%	619	12.35%	665	13.86%
Loans to individuals	89	1.22%	81	1.44%	69	1.55%	115	2.73%	70	1.72%

	$7,307	100.00%	$5,632	100.00%	$4,462	100.00%	$4,222	100.00%	$4,090	100.00%

(1)	Represents total of all outstanding loans in each category as a percent of total loans outstanding

Table 11

Loan Loss and Recovery Experience

($ in thousands)

	At or for the Year Ended December 31,
	2009	2008	2007	2006	2005
Loans held to maturity, outstanding at the end of the year	$438,087	$434,662	$371,714	$313,572	$279,962

Average loans outstanding during the year	$441,704	$405,119	$344,620	$301,405	$252,914

Allowance for loan losses at beginning of year	$5,632	$4,462	$4,222	$4,090	$2,865
Provision for loan losses	4,455	1,665	425	394	1,373

	10,087	6,127	4,647	4,484	4,238

Loans charged off:
Real estate loans	(1,502)	(411)	(268)	(214)	—
Commercial and industrial loans	(1,396)	(106)	—	(87)	(137)
Loans to individuals	(127)	(16)	(28)	(17)	(44)

Total charge-offs	(3,025)	(533)	(296)	(318)	(181)

Recoveries of loans previously charged off:
Real estate loans	32	11	66	2	—
Commercial and industrial loans	208	26	38	46	26
Loans to individuals	5	1	7	8	7

Total recoveries	245	38	111	56	33

Net charge-offs	(2,780)	(495)	(185)	(262)	(148)

Allowance for loan losses at end of year	$7,307	$5,632	$4,462	$4,222	$4,090

Ratios:
Net charge-offs as a percent of average loans	0.63%	0.12%	0.05%	0.09%	0.06%
Allowance for loan losses as a percent of loans at end of year	1.67%	1.30%	1.20%	1.35%	1.46%

Table 12

Securities Portfolio Composition

(In thousands)

	At December 31
	2009	2008	2007
Securities available for sale:
U. S. Government agencies	$12,057	$2,533	$19,372
Mortgage-backed securities	24,917	50,431	31,986
State and municipal governments	28,449	17,607	19,275
Private label CMO’s	4,976	—	—
Subordinated debentures	320	553	168

Total securities available for sale	$70,719	$71,124	$70,801

Table 13

Securities Portfolio Composition

($ in thousands)

	At December 31, 2009
	Amortized Cost	Fair Value	Book Yield
Securities available for sale:
U. S. Government agencies
Due within one year	$1,013	$1,012	1.26%
Due after one but within five years	11,100	11,045	2.70%

	12,113	12,057	2.58%

State and municipal securities
Due within one year	—	—	—
Due after one but within five years	5,083	4,949	5.45%
Due after five but within ten years	10,892	10,675	5.71%
Due after ten years	13,404	12,825	5.92%

	29,379	28,449	5.76%

Other
Due after ten years	500	320	3.75%

	500	320	3.75%

Total securities available for sale
Due within one year	1,013	1,012	1.26%
Due after one but within five years	16,183	15,994	3.55%
Due after five but within ten years	10,892	10,675	5.71%
Due after ten years	13,904	13,145	5.87%
Private label collateralized mortgage obligations	5,683	4,975	5.71%
Mortgage-backed securities	23,690	24,918	5.14%

	$71,365	$70,719	4.99%

Yields on tax exempt securities are stated on a federal tax equivalent basis.

Table 14

Average Deposits

($ in thousands)

	For the Year Ended December 31,
	2009		2008		2007
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
Demand deposits	$112,438	1.34%	$74,531	1.71%	$80,529	3.47%
Savings deposits	6,663	0.30%	5,772	0.50%	6,024	1.00%
Fixed maturity deposits	312,282	2.45%	308,562	3.95%	249,096	5.02%

Total interest-bearing deposits	431,383	2.13%	388,865	3.47%	335,649	4.58%
Noninterest-bearing deposits	43,629	—	36,925	—	34,479	—

Total deposits	$475,012	1.93%	$425,790	3.17%	$370,128	4.15%

Table 15

Maturities of Time Deposits of $100,000 or More

(In thousands)

	At December 31, 2009
	3 Months or Less	Over 3 Months to 6 Months	Over 6 Months to 12 Months	Over 12 Months	Total
Time Deposits of $100,000 or more	$39,540	$40,674	$39,213	$107,706	$227,133

Financial Condition

at September 30, 2010 and December 31, 2009

Overview. During the nine-month period ending September 30, 2010, MidCarolina’s total assets increased by $11.3 million to $552.3 million from $541.0 million at December 31, 2009. At September 30, 2010, loans totaled $410.3 million, a decrease of $27.8 million, or 6.35%, for the nine months. MidCarolina’s loan portfolio experienced decreases in real estate and commercial loans in the amount of $24.5 million and $3.9 million respectively. Consumer loans increased $566,000. Federal funds sold and interest-earning deposits increased by $24.4 million, to $32.2 million.

MidCarolina’s total liquid assets, which include cash and due from banks, federal funds sold and interest-earning deposits at the FHLB, investment securities available for sale and loans held for sale increased $34.2 million during the nine months, to $114.5 million or 20.74% of total assets at September 30, 2010 versus $80.4 million, or 14.86% of total assets, at December 31, 2009. At September 30, 2010, investment securities available for sale totaled $78.2 million, an increase of $7.5 million, or 10.64%, compared to December 31, 2009.

Deposits continue to be MidCarolina’s primary funding source. At September 30, 2010, deposits totaled $484.5 million, an increase of $19.5 million, or 4.18%, from year-end 2009. Included in the deposit balances are $101.2 million of brokered certificates of deposit, a decrease of $1.2 million, or 1.08%, from year-end. MidCarolina also utilizes borrowings from the FHLB and Federal Reserve Bank of Richmond to support balance sheet management and growth. Borrowings from the FHLB decreased $10.0 million or 40.0% to $15.0 million at September 30, 2010, from $25.0 million at year-end 2009. MidCarolina had no outstanding balances with the FRB at September 30, 2010 or December 31, 2009.

MidCarolina’s capital position remains strong, with all of MidCarolina’s regulatory capital ratios at levels that categorize us as “well capitalized” under federal bank regulatory capital guidelines. At September 30, 2010, MidCarolina’s shareholders’ equity totaled $42.0 million, an increase of $1.8 million from the December 31, 2009 balance. The increase resulted primarily from net income available to common shareholders of $563,000 for the nine months ended September 30, 2010. Accumulated other comprehensive income increased $1.0 million to $648,000 at September 30, 2010.

Results of Operations for the

Three Months Ended September 30, 2010 and 2009

Net Income. MidCarolina’s net income available to common shareholders for the three months ended September 30, 2010 was $285,000, a decrease of $557,000, or 66.27%, from net income available to common shareholders of $842,000 for the same three-month period in 2009. Net income per diluted share of $0.06 for the three-month period ended September 30, 2010 decreased $0.11 when compared to the prior period. MidCarolina’s average asset balances increased $4.5 million or 0.81 percent, as total assets averaged $556.5 million during the current three-month period compared to $552.0 million in the comparative prior year period. MidCarolina’s interest rate spread and net yield on average interest-earning assets decreased 11 basis points and 15 basis points, respectively. Net interest income decreased $173,000, non-interest income for the quarter ended September 30, 2010 decreased in the amount of $111,000, the provision for loan losses increased $593,000, and non-interest expenses increased $144,000, as compared to the amounts of those items for the comparative period.

Net Interest Income. Net interest income decreased by $173,000, or 3.80%, to $4.4 million for the three-months ended September 30, 2010. MidCarolina’s decrease in net interest income reflects a $605,000 decrease in interest income offset by a $432,000 decrease in interest expense.

Average interest-earning assets during the second quarter of 2010 increased $2.7 million, or 0.52%, as compared with the same period in 2009. MidCarolina’s average yield on total interest-earning assets decreased by 48 basis points from 5.28% to 4.80%. MidCarolina’s average total interest-bearing liabilities increased by $18.9 million, or 4.04%. MidCarolina’s average cost of total interest-bearing liabilities decreased 38 basis points from 2.08% to 1.70%. MidCarolina’s markets are extremely competitive for deposits. For the three months ended September 30, 2010, MidCarolina’s net interest spread was 3.10% and its net interest margin was 3.28%. For the three months ended September 30, 2009, MidCarolina’s net interest rate spread was 3.21% and its net interest margin was 3.43%.

Provision for Loan Losses. The bank recorded $1.5 million in the provision for loan losses for the three- month period ended September 30, 2010, an increase of $593,000 from the $950,000 provision made in the third quarter of 2009. The 2010 provision was significantly impacted by the on-going weakened economy and real estate market causing a heightened level of charge-offs. Specifically, builder/construction loans continue to experience a significant deterioration in their collateral values as developers experience decreased rates of building lot inventory turnover. Although the bank reduced its total exposure to construction loans by $17.8 million or 26.37% from $67.6 million at December 31, 2009 to $49.8 million at September 30, 2010, significant risk to property value depreciation continues to persist in the bank’s construction loan portfolio. Real estate developers’ ability to service debt for extended time periods remains tentative as cash flows have deteriorated.

Total loans outstanding, net of loans held for sale, decreased $27.8 million in 2010 compared to December 31, 2009. At September 30, 2010, the allowance for loan losses was $8.8 million, an increase of $1.5 million, or 17.33%, from the $7.3 million at the end of 2009. The allowance represented 2.15% and 1.67%, respectively, of loans outstanding at September 30, 2010 and December 31, 2009, net of loans held for sale. The increase in the allowance is reflective of the ongoing economic and real estate market deterioration experienced locally as well as nationally. At September 30, 2010, the bank had $10.7 million in nonaccrual loans. At year-end 2009, the bank had $7.3 million in nonaccrual loans.

Non-Interest Income. For the third quarter of 2010, non-interest income decreased $114,000, or 15.02%, to $645,000 from $759,000 for the same period the prior year. Changes for the three months ended September 30, 2010 include a decrease of $43,000 in service charges and fees on deposits (reflecting the movement in the industry to reduce service charge fees on certain debit card and ATM transactions), a loss on sale of investments in the amount of $11,000 for the third quarter of 2010 compared to a gain on sale of investments in the amount of $12,000 for the third quarter of 2009, an increase in cash value of life insurance of $43,000 resulting from moving several insurance policies to a higher rated carrier, an increase in gains on sale of loan activities of $69,000 (which is a reflection of very low interest rates in general), a decrease in income from brokerage services of $51,000, an increase of $51,000 resulting from a decrease in impairment on available for sale securities, and a decrease in all other non-interest income of $160,000 which is primarily the result of proceeds received from insurance claims during the 2009 period.

Non-Interest Expense. For the third quarter of 2010, non-interest expense increased $144,000, or 4.91%, to $3.1 million from $2.9 million for the same period the prior year. Changes for the three months ended September 30, 2010 include a decrease of $4,000 in salaries and employee benefits, a decrease of $30,000 in occupancy and equipment expense resulting from moving to leased information technology hardware, an increase in other outside service expense of $71,000 reflecting increased information technology consulting expenses, an increase of $88,000 in data processing expense reflecting the cost of leasing information technology hardware and increased back-up, redundancy and security of hardware and data, a decrease in deposit and other insurance expense of $73,000, a decrease in professional and other services of $29,000 related to decreased attorney and accounting fees, a decrease of $46,000 in net losses on sale of foreclosed real estate, an increase in advertising expense of $11,000, and an increase in all other non-interest expense of $174,000, primarily resulting from loan collection activities.

Provision for Income Taxes. MidCarolina’s provision for income tax expense, as a percentage of income before income taxes, was 4.19% and 33.85%, respectively, for the three months ended September 30, 2010 and 2009. The effective tax rate for the three-month period ended September 30, 2010 was lower due to a higher concentration of tax-exempt interest income in earnings as compared to the three-month period ended September 30, 2009.

Results of Operations for the

Nine Months Ended September 30, 2010 and 2009

Net Income. MidCarolina’s net income available to common shareholders for the nine months ended September 30, 2010 was $563,000, a decrease of $1.2 million, or 68.58%, from net income available to common shareholders of $1.8 million for the same nine-month period in 2009. Net income per diluted share of $0.11 for the nine-month period ended September 30, 2010 decreased $0.25 when compared to the prior period. MidCarolina’s average balances showed modest increases as total assets averaging $554.3 million during the current nine-month period compared to $547.9 million in the comparative prior year period, a $6.4 million increase or 1.17%. MidCarolina’s interest rate spread and net yield on average interest-earning assets increased 16 basis points and 10 basis points, respectively.

Net interest income increased $520,000, non-interest income for the nine months ended September 30, 2010 decreased in the amount of $191,000, the provision for loan losses increased $2.1 million, and non-interest expenses increased $110,000, as compared to the amounts of those items for the comparative period.

Net Interest Income. Net interest income increased by $520,000, or 4.11%, to $13.2 million for the nine months ended September 30, 2010. MidCarolina’s increase in net interest income reflects a $1.2 million decrease in interest income off set by a $1.7 million decrease in interest expense.

Average interest-earning assets during the nine months of 2010 increased $5.3 million, or 1.02%, as compared with the same period in 2009. MidCarolina’s average yield on total interest-earning assets decreased by 36 basis points from 5.30% to 4.94%. MidCarolina’s average total interest-bearing liabilities increased by $6.5 million, or 1.39%. MidCarolina’s average cost of total interest-bearing liabilities decreased 52 basis points from 2.33% to 1.81%. MidCarolina’s markets are extremely competitive for deposits. For the nine months ended September 30, 2010, MidCarolina’s net interest spread was 3.13% and its net interest margin was 3.32%. For the nine months ended September 30, 2009, MidCarolina’s net interest rate spread was 3.22% and its net interest margin was 3.12%.

Provision for Loan Losses. The bank recorded $5.0 million in the provision for loan losses for the period ended September 30, 2010, an increase of $2.1 million from the $2.9 million provision made in the first three quarters of 2009. The 2010 provision was significantly impacted by the on-going weakened economy and real estate market causing a heightened level of charge-offs. Specifically, builder/construction loans continue to experience a significant deterioration in their collateral values as developers experience decreased rates of building lot inventory turn-over. Although the bank reduced its total exposure to construction loans by $17.8 million or 26.37% from $67.6 million at December 31, 2009 to $49.8 million at September 30, 2010, significant risk to property value depreciation continues to persist in the bank’s construction loan portfolio. Real estate developers’ ability to service debt for extended time periods remains tentative as cash flows have deteriorated.

Total loans outstanding, net of loans held for sale, decreased by $27.8 million in 2010 compared to December 31, 2009. At September 30, 2010, the allowance for loan losses was $8.8 million, an increase of $1.5 million, or 17.33%, from the $7.3 million at the end of 2009. The allowance represented 2.15% and 1.67%, respectively, of loans outstanding at September 30, 2010 and December 31, 2009, net of loans held for sale. The increase in the allowance is reflective of the ongoing economic and real estate market deterioration experienced locally as well as nationally. At September 30, 2010, the bank had $10.7 million in nonaccrual loans. At year-end 2009, the bank had $7.3 million in non-accrual loans.

Non-Interest Income. For the first nine months of 2010, non-interest income decreased $191,000, or 9.20%, to $1.9 million from $2.1 million for the same period the prior year. Changes for the nine months ended September 30, 2010 include a decrease of $170,000 in service charges and fees on deposits (reflecting the movement in the industry to reduce service charge fees on certain debit card and ATM transactions), a decrease of $175,000 in gain on sale of investments, an increase in cash value of life insurance of $78,000 resulting from moving several insurance policies to a higher rated carrier, a decrease in gains on sale of loan activities of $89,000 (which is a reflection of the real estate market in general), a decrease in income from brokerage services of $35,000, an increase of $101,000 resulting from a decrease in impairment on available for sale securities, an increase of $126,000 due to no impairment on a nonmarketable investments and a decrease in all other non-interest income of $27,000 which is primarily the result of proceeds received from insurance claims in 2009.

Non-Interest Expense. For the first nine months of 2010, non-interest expense decreased $110,000, or 1.24%, to $9.0 million from $8.9 million for the same period the prior year. Changes for the nine months ended September 30, 2010 include a decrease of $379,000 in salaries and employee benefits resulting from downsizing of several positions, a decrease of $52,000 in occupancy expense, an increase in other outside service expense of $210,000 reflecting increased information technology consulting expenses, an increase of $260,000 in data processing expense, a decrease in deposit and other insurance expense of $98,000 primarily related to decreases in FDIC premiums in 2010 compared to 2009, a decrease in professional and other services of $87,000 related to decreased attorney and accounting fees, an increase of $58,000 in net losses on sale of foreclosed real estate, a decrease in advertising expense of $4,000 and an increase in all other non-interest expense of $201,000 resulting primarily from costs incurred from loan collections.

Provision for Income Taxes. MidCarolina’s provision for income tax expense or benefit, as a percentage of income before income taxes, was 17.52% and 29.27%, respectively, for the nine months ended September 30, 2010 and 2009. The effective tax rate for the nine month period ended September 30, 2010 was lower due to a higher concentration of tax-exempt interest income in earnings as compared to the nine month period ended September 30, 2009.

Additional Information on Financial Condition

at September 30, 2010

Allowance for Loan Losses and Problem Loans

Determining the allowance for loan losses is based on a number of factors, many of which are subject to judgments made by management. At the origination of each commercial loan, management assesses the relative risk of the loan and assigns a corresponding risk grade. To ascertain that the credit quality is maintained after the loan is booked, a loan review officer performs an annual review of all unsecured loans over a predetermined amount, a sample of loans within a lender’s authority, and a sample of the entire loan pool. Loans are reviewed for credit quality, sufficiency of credit and collateral documentation, proper loan approval, covenant, policy and procedure adherence and continuing accuracy of the loan grade. The loan review manager reports directly to the chief credit officer and the audit committee of MidCarolina’s board of directors.

The allowance for loan losses is an amount that management believes will be adequate to absorb probable losses inherent in existing loans, based on evaluations of the collectability of loans and prior loan loss experience. The allowance calculation consists of two primary components: (i) a component for individual impairment and (ii) a general reserve applied to all other loans, which is comprised of a quantitative component based on historical data and a qualitative component based on qualitative factors. The allowance is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely.

Based on the quarterly allowance calculation, management recorded a provision of $5.0 million for the nine months ended September 30, 2010 compared to $2.9 million for the nine months ended September 30, 2009. Net charge-offs for the nine months ended September 30, 2010 were $3.5 million or 0.82% of average loans, compared to $1.6 million, or 0.38% of average loans, for the nine months ended September 30, 2009.

An analysis of the allowance for loan losses is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(In thousands)
Balance at beginning of period	$8,539	$6,482	$7,307	$5,632

Provision charged to operations	1,543	950	5,018	2,885

Net charge-offs:
Loans charged off:
Construction loans	426	454	2,264	588
Commercial mortgage loans	461	—	540	488
Home equity lines of credit	65	25	233	108
Residential mortgage loans	192	31	428	58
Commercial and industrial loans	75	43	105	568
Consumer loans	51	21	65	33

Total charge-offs	1,270	574	3,635	1,843

Recoveries of loans previously charged-off:
Construction loans	4	—	73	—
Commercial mortgage loans	—	2	1	4
Home equity lines of credit	—	—	—	—
Residential mortgage loans	—	—	25	—
Commercial and industrial loans	—	6	7	185
Consumer loans	—	1	20	4

Total recoveries	4	9	126	193

Net charge-offs	1,266	565	3,509	1,650

Balance at end of period	$8,816	$6,867	$8,816	$6,867

Net charge-offs to average loans during the period	0.31%	0.13%	0.82%	0.38%
Allowance to loans, net of loans held for sale at end of period	2.15%	1.56%	2.15%	1.56%

The evaluation of the allowance for loan losses is inherently subjective. Management uses the best information available to establish this estimate. However, if factors such as economic conditions differ substantially from assumptions, or if amounts and timing of future cash flows expected to be received on impaired loans vary substantially from estimates, future adjustments to the allowance for loan losses may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review MidCarolina’s allowance for loan losses. These agencies may require MidCarolina to recognize additions to the allowance for loan losses based on their judgments about all relevant information available to them at the time of their examination. Any adjustments to original estimates are made in the period in which the factors and other considerations indicate that adjustments to the allowance for loan losses are necessary.

The following is a summary of nonperforming assets and past due loans for the periods ended as presented:

	September 30, 2010	December 31, 2009
	(In thousands)
Nonaccrual loans
Construction	$4,127	$4,301
Commercial mortgage	4,732	2,557
Home equity lines	119	—
Residential mortgage	1,588	486
Commercial and industrial	71	—
Loans to individuals	58	—

	10,695	7,344
Foreclosed real estate
Construction	4,781	1,018
Commercial mortgage	1,629	1,510
Home equity lines	—	—
Residential mortgage	534	177
Commercial and industrial	—	157
Loans to individuals	—	—

	6,944	2,862
Repossessed assets	—	14

Total nonperforming assets	$17,639	$10,220

Past due loans (1)
Construction	$1,237	$2,515
Commercial mortgage	1,675	329
Home equity lines	461	176
Residential mortgage	1,864	531
Commercial and industrial	149	109
Loans to individuals	312	11

Total past due loans	$5,698	$3,671

Nonperforming loans to gross loans	2.61%	1.68%
Nonperforming assets to total assets	3.19%	1.89%
Past due loans to gross loans	1.39%	0.83%
Allowance coverage of nonperforming loans	82.44%	99.50%

(1)	Past due loans include all loans that are 30-89 days past due and still accruing.

Foreclosed assets which include foreclosed real estate and other real property held for sale, increased to $6.9 million at September 30, 2010, from $2.9 million at December 31, 2009. MidCarolina is actively marketing all of its foreclosed real properties. Foreclosed assets are initially recorded at the lesser of fair value or the balance of the foreclosed loan, less costs to sell at date of foreclosure. Subsequent declines in fair value are charged to earnings. MidCarolina obtains updated appraisals and/or valuations for all foreclosed assets.

Impaired loans primarily consist of nonperforming loans and troubled debt restructurings (“TDRs”) but can include other loans identified by management as being impaired. As of September 30, 2010, the bank identified impaired loans of $29.8 million. Of these impaired loans, $7.0 million were identified to have a specific allowance impairment of $600,000. At December 31, 2009, $11.0 million of loans were determined to be impaired. Of this total, $8.2 million required a specific allowance totaling $1.2 million. The increase in impaired loans is due to the ongoing weakness experienced in the economy and real estate markets. For impaired loans where legal action has been taken to foreclose, the loan is charged down to estimated fair value, and a specific reserve is not established

The following table summarizes TDRs, which are all classified as impaired loans for purposes of the loan loss allowance calculation, as of September 30, 2010 and December 31, 2009.

	September 30, 2010	December 31, 2009
	(In thousands)
Performing TDRs
Construction	$57	$1,901
Commercial mortgage	714	—
Home equity lines	—	—
Residential mortgage	3,786	—
Commercial and industrial	—	718
Loans to individuals	—	—

Total performing TDRs	4,557	2,619

Non-performing TDRs
Construction	428	—
Commercial mortgage	—	—
Home equity lines	—	—
Residential mortgage	1,180	—
Commercial and industrial	—	—
Individual	—	—

Total non-performing TDRs	1,608	—

Total TDRs	$6,165	$2,619

Loans are classified as TDRs by MidCarolina when certain modifications are made to the loan terms and concessions are granted to the borrowers due to financial difficulty experienced by those borrowers. Of the $6.2 million of TDRs at September 30, 2010, loans totaling $4.6 million were accruing interest and were not included in nonperforming loans. MidCarolina only restructures loans for borrowers in financial difficulty that have a designed viable business plan to fully pay off all obligations, including outstanding debt, interest and fees, either by generating additional revenue from the business or through liquidation of assets. Generally these are restructured to provide the borrower additional time to execute their plans. The performing TDRs were performing prior to restructuring. They were not placed in nonaccrual status prior to the restructuring, and since MidCarolina expects the borrowers to perform after the restructuring (based on modified note terms), the loans continue to accrue interest at the restructured rate. MidCarolina will continue to closely monitor these loans and will cease accruing interest on them if management believes that the borrowers may not continue to perform based on the restructured note terms. The non-performing TDR’s were performing prior to restructuring and deteriorated after they were modified. All TDRs are considered to be impaired and are evaluated as such in the quarterly allowance calculation.

Liquidity and Capital Resources

Market and public confidence in MidCarolina’s financial strength and in the strength of financial institutions in general will largely determine the company’s access to appropriate levels of liquidity. This confidence is significantly dependent on its ability to maintain sound asset quality and appropriate levels of capital resources.

Liquidity is defined as the ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Management measures MidCarolina’s liquidity position by giving consideration to both on-and off-balance sheet sources of, and demands for, funds on a daily and weekly basis.

Sources of liquidity include cash and cash equivalents, net of federal requirements to maintain reserves against deposit liabilities; investment securities eligible for pledging to secure borrowings from dealers and customers pursuant to securities sold under repurchase agreements; investments available for sale; loan repayments; loan sales; deposits; and borrowings from the FHLB and FRB and from correspondent banks under overnight federal funds credit lines. In addition to interest rate-sensitive deposits, the bank’s primary demand for liquidity is anticipated fundings under credit commitments to customers as well as meeting the fluctuations of normal deposit withdrawals.

MidCarolina has maintained an adequate position of liquidity in the form of cash, interest-earning bank deposits, federal funds sold, investment securities and loans held for sale. These aggregated $114.6 million at September 30, 2010 compared to $80.4 million at December 31, 2009. Supplementing customer deposits as a source of funding, MidCarolina has the ability to borrow up to $165.4 million from the FHLB, subject to collateral constraints, with $15.0 million outstanding at September 30, 2010 and $25.0 million outstanding at December 31, 2009. All borrowings with FHLB must be adequately collateralized. MidCarolina also has the ability to borrow up to $53.8 million from the FRB, subject to collateral constraints. The company had no borrowings outstanding with the FRB at September 30, 2010 or December 31, 2009. MidCarolina believes that its combined aggregate liquidity position is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.

At September 30, 2010, MidCarolina’s average equity to average asset ratio was 7.37%, and all of the bank’s capital ratios exceeded the minimums established for a well-capitalized bank by regulatory measures. The bank’s total risk-based capital ratio at September 30, 2010 was 12.60%.

Risks Associated with the MidCarolina Bank and MidCarolina

Concentration of Operations. The bank’s operations are concentrated in the Piedmont region of North Carolina. As a result of this geographic concentration, the bank’s results may correlate to the economic conditions in this area. A deterioration in economic conditions in this market area, particularly in the industries on which these geographic areas depend, may adversely affect the quality of the bank’s loan portfolio and the demand for the bank’s products and services, and accordingly, its results of operations.

Risks Associated with Loans. A significant source of risk for the bank arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The bank has underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying the bank’s loan portfolio. Such policies and procedures, however, may not prevent unexpected losses that could adversely affect results of operations. A dramatic fluctuation in real estate prices may affect loan collateral values as well as credit extension decisions related to homebuilding and construction segments of the bank’s real estate loan portfolio.

Competition with Larger Financial Institutions. The banking and financial services business in the bank’s market area continues to be a competitive field and is becoming more competitive as a result of:

•	changes in regulations;

•	changes in technology and product delivery systems; and

•	the accelerating pace of consolidation among financial services providers.

It may be difficult to compete effectively in the bank’s market, and results of operations could be adversely affected by the nature or pace of change in competition. The bank competes for loans, deposits and customers with various bank and non-bank financial services providers, many of which are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services.

Trading Volume. MidCarolina’s trading volume is relatively low when compared with more seasoned companies listed on the NASDAQ Capital Market, the NASDAQ Global and Global Select Market System, the New York Stock Exchange or other consolidated reporting systems or stock exchanges. The market in MidCarolina’s common stock may be limited in scope relative to other companies. MidCarolina cannot guarantee that a more active and liquid trading market for MidCarolina’s common stock will develop in the future.

Technological Advances. The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The bank’s future success will depend, in part, on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in the bank’s operations. Many of MidCarolina’s competitors have substantially greater resources than MidCarolina and the bank to invest in technological improvements.

Government Regulations. Current and future legislation and the policies established by federal and state regulatory authorities will affect MidCarolina’s and the bank’s operations. The bank is subject to supervision and periodic examination by the FDIC and the NC Commissioner. MidCarolina is subject to the supervision and regulation of the Federal Reserve and the NC Commissioner. Banking regulations, designed primarily for the protection of depositors, may limit MidCarolina’s and the bank’s growth and the return to MidCarolina’s shareholders by restricting certain of MidCarolina’s and the bank’s activities, such as:

•	the payment of dividends to MidCarolina’s shareholders;

•	possible mergers with or acquisitions of or by other institutions;

•	investment policies;

•	loans and interest rates on loans;

•	interest rates paid on deposits;

•	expansion of branch offices; and/or

•	the possibility to provide or expand securities or trust services.

MidCarolina cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that any changes may have on future business and earnings prospects. The cost of compliance with regulatory requirements may adversely affect MidCarolina’s and the bank’s ability to operate profitably.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is designed to show how the merger of American and MidCarolina might have affected historical financial statements if the merger had been completed at an earlier time and was prepared based on the historical financial results reported by American and disclosed by MidCarolina in this proxy statement/prospectus. The following should be read in conjunction with the American audited consolidated financial statements and unaudited consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus, and the MidCarolina audited consolidated financial statements and unaudited interim consolidated financial statements, which begin on page F-1 of this proxy statement/prospectus.

The unaudited pro forma balance sheet data assumes that the merger took place on September 30, 2010 and combines American’s consolidated balance sheet as of September 30, 2010 with MidCarolina’s consolidated balance sheet as of September 30, 2010. The unaudited pro forma statements of income data for the nine months ended September 30, 2010, and for the year ended December 31, 2009 give effect to the merger as if it occurred on January 1, 2009. The unaudited pro forma financial statements give effect to the proposed merger under the acquisition method of accounting.

The unaudited pro forma combined financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue or possible reductions in the current combined level of provision for loan losses and, accordingly, does not attempt to predict or suggest future results. It also is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the companies been combined during these periods.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Standards (“SFAS”) No. 141(R) (ASC Topic 805) (“ASC Topic 805”), which replaced SFAS 141, “Business Combinations,” for periods beginning on or after December 15, 2008, but retains the fundamental requirements in SFAS 141, that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.

ASC Topic 805 revises the definition of the acquisition date as the date the acquirer obtains control of the acquiree. This is typically the closing date and is used to measure the fair value of the consideration paid. When the acquirer issues equity instruments as full or partial payment for the acquiree, the fair value of the acquirer’s equity instruments will be measured at the acquisition date, rather than an earlier measurement date that was required under prior accounting guidance. Under ASC Topic 805 all loans are transferred at fair value, including adjustments for credit and no allowance is carried over. Transaction costs are excluded from the acquisition accounting. They are instead accounted for under other generally accepted accounting principles, which may mean the costs are expensed as incurred (e.g., due diligence costs), or, to the extent applicable, treated as a cost of issuing equity securities. ASC Topic 805 requires costs associated with restructuring or exit activities that do not meet the recognition criteria in ASC Topic 420 as of the acquisition date to be subsequently recognized as post-combination costs when those criteria are met.

ASC Topic 805 also retains the accounting guidance for identifying and recognizing intangible assets separately from goodwill. However, ASC Topic 805’s scope is broader than that of prior accounting guidance, which applied to only business combinations in which control was obtained by transferring consideration. The application of ASC Topic 805 was considered in arriving at the unaudited pro forma results in the tables provided below, including the tabular presentation immediately below which cross-references the required disclosures under ASC Topic 805.

AMERICAN NATIONAL BANKSHARES INC. AND MIDCAROLINA FINANCIAL CORP.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

September 30, 2010

(dollars in thousands, except per share data)

	American Historical	MidCarolina Historical	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and due from banks	$10,860	$1,551	$(4,000	) (1)	$8,411
Federal funds and interest-bearing deposits in banks	16,338	32,246	—		48,584

Total cash and cash equivalents	27,198	33,797	(4,000)		56,995

Securities held to maturity	4,501	—	—		4,501
Securities available for sale, at fair value	209,434	78,240	—		287,674

Mortgage loans held for sale	3,952	2,526	—		6,478

Loans, net of unearned income	519,421	410,261	(33,955	) (2)	895,727
Less allowance for loan losses	8,542	8,816	(8,816	) (3)	8,542

Net loans	510,879	401,445	(25,139)		887,185

Premises and equipment, net	20,142	6,772	—		26,914
Other real estate owned	3,987	6,945	—		10,932
Core deposit intangibles, net	1,415	—	4,851	(4)	6,266
Goodwill	22,468	—	15,731	(5)	38,199
Bank-owned life insurance	4,070	8,435	—		12,505
Restricted stock	4,161	2,156	—		6,317
Other assets	12,010	11,983	9,254	(6)	33,247

Total assets	$824,217	$552,299	$696		$1,377,212

LIABILITIES
Noninterest-bearing deposits	$101,578	$42,400	$—		$143,978
Interest-bearing deposits:
Interest bearing transaction accounts	91,301	66,647	—		157,948
Money market accounts	53,388	154,396	—		207,784
Savings accounts	62,841	13,740	—		76,581
Time deposits	315,723	93,598	5,329	(7)	414,650
Brokered deposits	799	113,691	—		114,490

Total interest-bearing deposits	524,052	442,072	5,329		971,453

Total deposits	625,630	484,472	5,329		1,115,431

Securities sold under agreements to repurchase	54,285	—	—		54,285
Long-term borrowings	8,525	15,000	823	(8)	24,348
Trust preferred capital notes	20,619	8,764	—		29,383
Other liabilities	4,290	2,110	—		6,400

Total liabilities	713,349	510,346	6,152		1,229,847

Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock	—	4,819	—		4,819
Common stock	6,126	15,118	(13,492	) (9)	7,752
Surplus	27,200	—	34,052	(9)	61,252
Retained earnings	74,409	21,368	(21,368	) (9)	70,409
			(4,000	) (1)
Accumulated other comprehensive income, net	3,133	648	(648	) (9)	3,133

Total stockholders’ equity	110,868	41,953	(5,456)		147,365

Total liabilities and stockholders’ equity	$824,217	$552,299	$696		$1,377,212

The accompanying notes are an integral part of the unaudited pro forma condensed combined consolidated financial information. Certain reclassifications have been made to MidCarolina’s balance sheet to conform with American’s presentation.

(1)	Adjustment to record estimated one-time merger related expenses and restructuring charges totaling $5.3 million ($4.0 million net of taxes expected to be incurred).
(2)	The interest rate portion ($765,000) reflects fair value based upon current interest rates for similar loans and was provided by an outside valuation firm. This adjustment will be accreted into income over the estimated lives of these loans. Estimated accretion in the pro forma was determined using the sum-of-the-years-digits method which approximates the level yield method. Upon closing, an independent valuation will be conducted and the resulting adjustment amortized or accreted using the level yield (interest) method. The larger portion ($33.2 million) of the adjustment to loans reflects the estimated credit portion of the fair value adjustment as required under ASC Topic 805. This amount is an estimate of the contractual cash flows not expected to be collected over the estimated lives of these loans. It differs from the allowance for loan losses under ASC Topic 450 using the incurred loss model, which estimated probable loan losses incurred as of the balance sheet date. Under the incurred loss model losses expected as a result of future events are not recognized. When using the expected cash flow approach these losses are considered in the valuation. Further, when estimating the present value of expected cash flows the loans are discounted using an effective interest rate, which is not considered in the incurred loss method. Accordingly, the differences in the loss methodologies and the application of a market interest rate has led to a credit loss estimate of $33.2 million. For pro forma presentation purposes, we have estimated this loss at 8.09% of gross loans. The final accounting, as of the transaction date, will principally consider the income approach. This will focus on portfolio characteristics, including loan balances, average coupons and average maturities; assumptions on prepayment rates which will directly impact cash flows; assumptions as to default and severity rates; and assumptions as to discount rates to convert future cash flows into present values.
(3)	Elimination of MidCarolina’s allowance for loan losses.
(4)	Estimation of fair value of core deposit intangible (“CDI”). The estimated CDI represents the estimated future economic benefit resulting from the acquired customer balances and relationships. This value was estimated based on similar transactions while the final value will be determined based upon an independent appraisal at the date of the acquisition. For pro forma purposes, we are amortizing the CDI using the sum-of-the-years-digits method which approximates the level yield method, and an estimated life of seven years.
(5)	Estimated amount of goodwill to be recorded in the acquisition of MidCarolina, less amounts allocated to the fair value of tangible and specifically identified intangible assets acquired. The purchase price and purchase price allocation are as follows:

Allocation of Purchase Price
Total consideration
Preferred stock	$4,819
Common stock (1,626,183 @ $21.94, Sept 30, 2010 closing price)	35,678

Total consideration (Purchase Price)		$40,497
Net assets acquired (book value)		41,953

Purchase price less than of book value		(1,456)

Allocated to:
Core deposit intangible		4,851
Loans, net of unearned income		(765)
Eliminate existing allowance for loan losses		8,816
Credit quality fair value adjustment on loans		(33,190)
Deposits		(5,329)
Long-term borrowings		(823)
Deferred income tax asset		9,254

Total allocations		(17,186)

Purchase price bargain less allocation to identifiable asset and liabilities (goodwill)		$15,731

(6)	Estimated deferred tax asset arising from the credit quality fair value adjustment on loans and other fair value adjustments of assets and liabilities, less deferred tax liabilities arising from the core deposit intangible and other fair value adjustments of assets and liabilities.

(7)	Fair value adjustments on deposits at current market rates for similar products. This adjustment will be accreted into income over the estimated lives of the deposits. Estimated accretion in the pro forma was computed using the sum-of-years-digits method as an approximation of the level yield method. Upon closing, an independent valuation will be conducted and the resulting adjustment amortized using the level yield method.
(8)	Fair value adjustment of borrowings at current interest rates for similar borrowings. This adjustment will be accreted into income over the estimated life of the borrowings. Estimated accretion was determined using the sum-of-years-digits method as an approximation of the level yield method. At closing and independent valuation will be conducted and the resulting adjustment amortized using the level yield method.
(9)	Elimination of MidCarolina stockholders’ equity as part of the acquisition accounting adjustments representing the conversion of all MidCarolina common shares into American common shares and the conversion of MidCarolina preferred into American preferred. MidCarolina common shares convert at a ratio of 0.33 American shares for each share of MidCarolina. MidCarolina preferred shares will be converted with the same terms and conditions as they currently have.

AMERICAN NATIONAL BANKSHARES INC. AND MIDCAROLINA FINANCIAL CORP.

Unaudited Pro Forma Condensed Combined Consolidated Statements of Income

For the Nine Months Ended September 30, 2010

(dollars in thousands, except per share data)

	American Historical	MidCarolina Historical	Pro Forma Adjustments		Pro Forma Combined
Interest Income
Interest and fees on loans	$21,220	$17,427	$153	(1)	$38,800
Interest on federal funds sold and deposits in other banks	268	50	—		318
Dividends	71	—	—		71
Interest and dividends on securities:
Taxable	3,844	1,231	—		5,075
Nontaxable	1,641	861	—		2,502

Total interest and dividend income	27,044	19,569	153		46,766

Interest Expense
Interest on deposits	5,004	5,641	(1,332	)(2)	9,313
Interest on securities sold under agreement to repurchase	297	—	—		297
Interest on long-term borrowings	192	534	(165	)(3)	561
Interest on trust preferred capital notes	1,030	233	—		1,263

Total interest expense	6,523	6,408	(1,497)		11,434

Net interest income	20,521	13,161	1,650		35,332
Provision for loan losses	1,005	5,018	—		6,023

Net interest income after provision for loan losses	19,516	8,143	1,650		29,309
Noninterest Income
Trust fees and brokerage	2,455	178	—		2,633
Service charges on deposit accounts	1,440	533	—		1,973
Other service charges, commissions and fees	856	—	—		856
Mortgage banking income	1,017	501	—		1,518
Gains on securities transactions, net	42	23	—		65
Other-than-temporary impairment of securities available for sale	—	(29)	—		(29)
Gains (losses) on sales of other real estate owned and bank premises, net	(279)	(126)	—		(405)
Increase in cash surrender value of life insurance	103	256	—		359
Other operating income	295	424	—		719

Total noninterest income	5,929	1,760	—		7,689

Noninterest Expense
Salaries and benefits	9,427	3,898	—		13,325
Occupancy expenses	2,209	1,127	—		3,336
FDIC assessment	597	652	—		1,249
Bank franchise tax	503	—	—		503
Amortization of core deposit premiums	283	—	780	(4)	1,063
Other expenses	3,607	3,164	—		6,771

Total noninterest expenses	16,626	8,841	780		26,247

Income before income taxes	8,819	1,062	870		10,751
Income tax expense	2,392	186	305	(5)	2,883

Net income	$6,427	$876	$566		$7,869
Dividends paid and accumulated on preferred stock	—	313	—		313

Net income available to common stockholders	$6,427	$563	$566		$7,556

Earnings per common share, basic	$1.05	$0.11			$0.98

Earnings per common share, diluted	$1.05	$0.11			$0.97

Weighted average shares outstanding – Basic	6,122,876	4,927,828	1,626,183		7,749,059
Weighted average shares outstanding – Diluted	6,128,481	4,927,828	1,626,183		7,754,664

The accompanying notes are an integral part of the unaudited pro forma condensed combined consolidated financial information. Certain reclassifications have been made to MidCarolina’s income statement to conform with American’s presentation.

(1)	The level yield adjustment is the accretion of the fair value adjustments to loans over the expected life of the loans.
(2)	The level yield adjustment is the accretion of the fair value adjustments to deposits over their expected life.
(3)	The level yield adjustment is the accretion of the fair value adjustments to long term borrowings over the expected life of the borrowings.
(4)	Amount represents CDI accelerated amortization over an estimated life of 7 years.
(5)	Amount represents income tax expense estimated at 35%.

AMERICAN NATIONAL BANKSHARES INC. AND MIDCAROLINA FINANCIAL CORP.

Unaudited Pro Forma Condensed Combined Consolidated Statements of Income

For the Year Ended December 31, 2009

(dollars in thousands, except per share data)

	American Historical	MidCarolina Historical	Pro Forma Adjustment		Pro Forma Combined
Interest Income
Interest and fees on loans	$31,062	$24,160	$255	(1)	$55,477
Interest on federal funds sold and deposits in other banks	378	21	—		399
Dividends	95	24	—		119
Interest and dividends on securities:
Taxable	4,853	2,248	—		7,101
Nontaxable	1,673	1,130	—		2,803

Total interest and dividend income	38,061	27,583	255		65,899

Interest Expense
Interest on deposits	8,399	9,178	(2,665	) (2)	14,913
Interest on trust preferred capital notes	1,373	350	—		1,723
Interest on securities sold under agreement to repurchase	675	15	—		690
Interest on long-term borrowings	342	897	(274	) (3)	965

Total interest expense	10,789	10,440	(2,939)		18,290

Net interest income	27,272	17,143	3,194		47,609
Provision for loan losses	1,662	4,455	—		6,117

Net interest income after provision for loan losses	25,610	12,688	3,194		41,492
Noninterest Income
Trust fees and brokerage	3,338	245	—		3,583
Service charges on deposit accounts	2,085	910	—		2,995
Other service charges, commissions and fees	1,014	—	—		1,014
Mortgage banking income	1,605	800	—		2,405
Gains on securities transactions, net	3	189	—		192
Other-than-temporary impairment of securities available for sale	—	(274)	—		(274)
Losses on sales of other real estate owned and bank premises, net	(1,475)	(349)	—		(1,824)
Increase in cash surrender value of life insurance	138	286	—		424
Other operating income	335	631	—		966

Total noninterest income	7,043	2,438	—		9,481

Noninterest Expense
Salaries and benefits	13,249	5,626	—		18,875
Occupancy expenses	2,927	1,582	—		4,509
FDIC assessment	1,186	1,068	—		2,254
Bank franchise tax	642	—	—		642
Amortization of core deposit premiums	377	—	1,213	(4)	1,590
Other expenses	4,937	3,656	—		8,593

Total noninterest expenses	23,318	11,932	1,213		36,463

Income before income taxes	9,335	3,194	1,981		14,511
Income tax expense	2,525	818	693	(5)	4,036

Net income	$6,810	$2,376	$1,288		$10,474

Dividends paid and accumulated on preferred stock	—	417	—		417

Net income available to common stockholders	6,810	1,959	1,288		10,057

Earnings per common share, basic	$1.12	$0.40			$1.30

Earnings per common share, diluted	$1.12	$0.40			$1.30

Weighted average shares outstanding – Basic	6,097,810	4,927,828	1,626,183		7,723,993
Weighted average shares outstanding – Diluted	6,102,895	4,930,310	1,626,183		7,729,078

The accompanying notes are an integral part of the unaudited pro forma condensed combined consolidated financial information. Certain reclassifications have been made to MidCarolina’s income statement to conform with American’s presentation.

(1)	The level yield adjustment is the accretion of the fair value adjustments to loans over the expected life of the loans.
(2)	The level yield adjustment is the accretion of the fair value adjustments to deposits over their expected life.
(3)	The level yield adjustment is the accretion of the fair value adjustments to long term borrowings over the expected life of the borrowings.
(4)	Amount represents CDI accelerated amortization over an estimated life of 7 years.
(5)	Amount represents income tax expense estimated at 35%.

Impact of purchase accounting adjustments over next 5 years:

	Fair Value Adjustments	Core Deposit Intangible	Total
Year 1	$(3,194)	$1,213	$(1,981)
Year 2	(2,200)	1,039	(1,160)
Year 3	(1,206)	866	(340)
Year 4	(212)	693	481
Year 5	(106)	520	414

DESCRIPTION OF AMERICAN CAPITAL STOCK

The following summary description of the material features of the capital stock of American is qualified in its entirety by reference to the applicable provisions of Virginia law and by American’s articles of incorporation and bylaws.

Authorized and Outstanding Capital Stock

The authorized capital stock of American consists of (i) 20,000,000 shares of common stock, par value $1.00 per share; and (ii) 2,000,000 shares of preferred stock, par value $5.00 per share. As of the record date of the American special meeting, [•], 2011, there were [•] shares of common stock issued and outstanding held by approximately [•] holders of record and no shares of preferred stock issued and outstanding. As of [•], 2011, [•] shares of American common stock are subject to options to purchase American common stock, granted under American’s equity compensation plans.

Common Stock

The holders of American common stock possess all voting power and are entitled to one vote per share on all matters voted on by the company’s shareholders, including elections of directors. The articles of incorporation of American do not provide for cumulative voting for the election of directors. The holders of American common stock are entitled to such dividends as may be declared from time to time by the company’s board of directors from funds available therefor. Upon liquidation, holders of American common stock will be entitled to receive pro rata all assets of American available for distribution to such holders, after payment to holders of preferred stock, if such payment is required. The holders of common stock have no preemptive or other subscription rights, and there are no conversion rights, redemption or sinking fund provisions with respect to American common stock.

Preferred Stock

The board of directors of American is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The American board is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock.

The American board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of American common stock and, under certain circumstances, discourage an attempt by others to gain control of American.

The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of American, then existing market conditions and other factors that, in the judgment of the American board, might warrant the issuance of preferred stock.

In connection with approving the merger agreement, the American board approved the establishment of American Series A preferred stock so that each share of MidCarolina Series A preferred stock can be converted into and exchanged for one share of a corresponding series of preferred stock of American upon consummation of the merger. The American Series A preferred stock will have substantially identical terms, preferences and rights as the MidCarolina Series A preferred stock. The holders of MidCarolina Series A preferred stock currently are entitled to an annual dividend at a variable rate equal to three month LIBOR plus 3.75% of the $1,000 liquidation preference per share before any dividend may be paid to the holders of the MidCarolina common stock. The preference is non-cumulative and subject to the MidCarolina board of directors’ declaration of a dividend from funds legally available therefor.

Transfer Agent

The transfer agent and registrar for American common stock is American.

COMPARATIVE RIGHTS OF SHAREHOLDERS

American is a Virginia corporation subject to the provisions of the Virginia Stock Corporation Act (the “Virginia SCA”). MidCarolina is a North Carolina corporation subject to the North Carolina BCA. In addition, the rights of American and MidCarolina shareholders are governed by their respective articles of incorporation and bylaws. Upon consummation of the proposed merger, MidCarolina shareholders will become shareholders of American (except for shares held by MidCarolina’s shareholders who “dissent”), and as such their shareholder rights will then be governed by the articles of incorporation and bylaws of American and by the Virginia SCA.

The following is a summary of the material differences in the rights of shareholders of American and MidCarolina. This summary is qualified in its entirety by reference to the articles of incorporation and bylaws of American and MidCarolina and to the provisions of the Virginia SCA and the North Carolina BCA.

Authorized Capital Stock

American. American is authorized to issue 20,000,000 shares of common stock, par value $1.00 per share, of which [•] shares were issued and outstanding as of the record date for the American special meeting, and 2,000,000 shares of preferred stock, par value $5.00 per share, of which no shares were issued and outstanding as of the record date.

American’s articles of incorporation authorize the American board of directors, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. In connection with the proposed merger, each share of MidCarolina’s Series A noncumulative perpetual preferred stock will be converted into one share of American’s to-be-established Series A noncumulative perpetual preferred stock. When the American board approved the merger agreement, it also approved the establishment of the American Series A preferred stock. The form of the articles of amendment to American’s articles of incorporation establishing the American Series A preferred stock is attached as Exhibit 1.3(a) to the merger agreement, a copy of which is attached as Appendix A to the proxy statement/prospectus. The American Series A preferred stock will have substantially identical terms, preferences and rights as the MidCarolina Series A preferred stock. The rights of holders of American common stock will be subject to the rights and preferences conferred to holders of such American Series A preferred stock. There are no preemptive rights to purchase additional shares of capital stock of American. See “Description of American Capital Stock” on page 151 for additional information.

MidCarolina. MidCarolina is authorized to issue 80,000,000 shares of common stock, without par value, of which [•] shares were issued and outstanding as of the record date for the MidCarolina special meeting, and 20,000,000 shares of preferred stock, without par value, of which 5,000 shares were issued and outstanding as Series A noncumulative perpetual preferred stock as of the record date. Similar to American, MidCarolina’s articles of incorporation authorize the MidCarolina board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. Similar to the shareholders of American, shareholders of MidCarolina do not have preemptive rights to purchase additional shares of capital stock of MidCarolina.

Dividend Rights

The holders of American and MidCarolina common stock are entitled to share ratably in dividends when and as declared by their respective board of directors out of legally available funds therefor. The holders of MidCarolina Series A preferred stock are entitled to cash dividends, payable quarterly, at a variable annual rate equal to LIBOR plus 3.75% of the $1,000 liquidation preference per share before any dividend may be paid to the holders of the MidCarolina common stock. The preference is non-cumulative and subject to the MidCarolina board of directors’ declaration of a dividend from funds legally available therefor.

American’s and MidCarolina’s articles of incorporation permit their boards to issue additional preferred stock with terms set by their boards, which terms may include the right to receive dividends ahead of the holders of their common stock. While no shares of American preferred stock are currently outstanding, American expects to issue approximately 5,000 shares of American Series A preferred stock in connection with the merger to holders of MidCarolina Series A preferred stock. The American Series A preferred stock will have substantially identical terms, preferences and rights as the MidCarolina Series A preferred stock, including dividend rights. The form of the articles of amendment to American’s articles of incorporation establishing the American Series A preferred stock is attached as Exhibit 1.3(a) to the merger agreement, a copy of which is attached as Appendix A to the proxy statement/prospectus.

Voting Rights

The holders of both American and MidCarolina common stock have one vote for each share held on any matter presented for consideration by the holders of common stock at a shareholder meeting. The holders of MidCarolina Series A preferred stock are not entitled to vote except in circumstances where the North Carolina BCA requires they be able to vote. For example, the North Carolina BCA requires a class of stock to vote to approve an amendment to the articles of incorporation if the amendment would modify the rights of that class. The Virginia SCA contains a similar provision. Neither the holders of American nor MidCarolina common stock are entitled to cumulative voting in the election of directors.

Directors and Classes of Directors

American. The American board is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. Currently, the American board consists of 13 directors. The number of directors may be increased by the board, but not by more than two during any 12-month period, except by the affirmative vote of holders of 80% of the outstanding shares of American’s voting stock. Subject to the rights of the holders of any series of preferred stock then outstanding, any director may be removed, with or without cause, by the affirmative vote of the holders of at least 80% of the outstanding shares of American common stock.

MidCarolina. The MidCarolina board also is divided into three classes as nearly equal in number as possible, with directors serving staggered three-year terms. MidCarolina’s bylaws require the board to consist of not less than five nor more than 20 members, and the board is authorized to set and change the actual number of directors from time to time within those limits. Currently, the MidCarolina board consists of 15 directors. Any director may be removed from office at any time, with or without cause, by a vote of the shareholders, if the number of votes cast to remove such director exceeds the number of votes cast not to remove him. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him.

Anti-takeover Provisions

Certain provisions of the Virginia SCA, the North Carolina BCA and of the articles of incorporation and bylaws of American and MidCarolina may discourage an attempt to acquire control of American or MidCarolina, respectively, that a majority of either company’s shareholders may determine was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the American board or MidCarolina board did not approve.

Classified Board of Directors. The provisions of American’s and MidCarolina’s articles providing for classification of the board of directors into three separate classes may have certain anti-takeover effects.

Authorized Preferred Stock. Both the articles of incorporation of American and MidCarolina authorize the issuance of preferred stock. In connection with the merger, each share of MidCarolina Series A preferred stock will be converted into one share of American’s to-be-established Series A preferred stock. The American or MidCarolina boards may also, subject to applicable Virginia law and North Carolina law, respectively, and federal banking regulations, authorize the issuance of additional preferred stock at such times, for such purposes and for such consideration as either board may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of American or MidCarolina by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

Supermajority Voting Provisions.

American. The Virginia SCA provides that, unless a corporation’s articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include:

•	adoption of plans of merger or exchange;

•	sales of all or substantially all of a corporation’s assets other than in the ordinary course of business; and

•	adoption of plans of dissolution.

The Virginia SCA provides that a corporation’s articles may either increase the vote required to approve those actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

The articles of incorporation of American provide that the actions set out above must be approved by a vote of 80% of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction when the other party to the transaction owns more than 25% of the voting stock of American, unless certain conditions are met. If the transaction does not involve a holder of more than 25% of the outstanding voting stock, the Virginia SCA applies and more than two-thirds of the votes entitled to be cast must vote in favor to approve the transaction.

MidCarolina. The North Carolina BCA provides that, unless the statutes or a corporation’s articles of incorporation, bylaws or board of directors require a greater vote, a merger or statutory share exchange must be approved by each voting group entitled to vote separately on that matter by a majority of all the votes entitled to be cast on the matter by that voting group. However, MidCarolina’s articles of incorporation provide that, in addition to the statutory requirements, certain corporate transactions which require the approval of, notice to, or the absence of an objection by, its shareholders or bank or bank holding company regulators must be approved by the affirmative vote of holders of 75% or more of MidCarolina’s outstanding voting shares voting separately as a class unless (a) they have been approved by the affirmative vote of 75% of the total number of directors MidCarolina would have if there were no vacancies on the board, and, if the transaction is being proposed by a person or entity that beneficially owns 10% or more of MidCarolina’s voting shares, by 75% of MidCarolina’s directors who are not affiliated with that related person and who were directors prior to the related person becoming a 10% beneficial owner; or (b) the proposed transaction was initiated by MidCarolina upon the vote of at least 51% of its directors who are not affiliated with a related person involved in the transaction and who were directors prior to the related person becoming a 10% beneficial owner.

Anti-takeover Statutes.

American. Virginia has two anti-takeover statutes in force: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

The Affiliated Transaction Statute of the Virginia SCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

•	the affiliated transaction has been approved by a majority of the disinterested directors; or

•

subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Under the Virginia SCA’s Control Share Acquisitions Statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

•

unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•

among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.”

The provisions of the Affiliated Transactions Statute and the Control Share Acquisitions Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisitions Statute. American has not opted-out of the Control Share Acquisition Statute.

MidCarolina. The North Carolina BCA also contains two anti-takeover statutes: the Shareholder Protection Act and the Control Share Acquisition Act.

The Shareholder Protection Act generally requires that, unless certain “fair price” and procedural requirements are satisfied, the affirmative vote of the holders of 95% of the outstanding shares of a corporation’s common stock (excluding shares owned by an “interested shareholder”) is required to approve certain business combination transactions with another entity that is the beneficial owner of more than 20% of the corporation’s voting shares or which is an affiliate of the corporation and previously has been a 20% beneficial holder of such shares. The act permits corporations to opt out of coverage under these provisions by adopting provisions to that effect in their bylaws or articles of incorporation. MidCarolina has opted out of the Shareholder Protection Act.

The Control Share Acquisition Act provides that, in general, a person who acquires “control shares” of a corporation will have no voting rights with respect to the shares unless those rights are granted by resolution adopted by the holders of at least a majority of the corporation’s outstanding shares entitled to vote in the election of directors, excluding shares held by the person who has acquired or proposes to acquire the control shares and excluding shares held by any officer or by any director who also is an employee of the corporation. “Control shares” are defined as voting shares of a corporation acquired by any person which, when added to the shares already owned by that person, would entitle the person (except for the application of the act) to voting power in the election of directors equal to or greater than 20%, 33 1/3% or 50% of all voting power. If voting rights are restored to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at their fair value. Like the Shareholder Protection Act, the Control Share Acquisition Act permits corporations to opt out of coverage under these provisions. MidCarolina has opted out of coverage under the Control Share Acquisition Act.

Amendments to Articles of Incorporation and Bylaws

American. The Virginia SCA generally requires that in order for an amendment to the articles of incorporation to be adopted it must be approved by each voting group entitled to vote on the proposed amendment by more than two-thirds of all the votes entitled to be cast by that voting group, unless the Virginia SCA otherwise requires a greater vote, or the articles of incorporation provide for a greater or lesser vote, or a vote by separate voting groups. However, under the Virginia SCA, no amendment to the articles of incorporation may be approved by a vote that is less than a majority of all the votes cast on the amendment by each voting group entitled to vote. American’s articles of incorporation provide that the articles may generally be amended by the vote of the majority of the votes entitled to be voted in each class.

Under the Virginia SCA, unless other provision is made in the articles of incorporation or bylaws, a majority of the directors or a majority of the shareholders present and entitled to vote may adopt, amend or repeal the bylaws. American’s articles of incorporation do not contain such a provision but its bylaws have a provision that states that the bylaws may be amended, altered or repealed by American’s board at any meeting and that American’s shareholders have the power to rescind, alter, amend or repeal any bylaws which, if so expressed by the shareholders, may not be rescinded, altered, amended or repealed by American’s board.

MidCarolina. Under the North Carolina BCA, unless a corporation’s articles of incorporation or bylaws adopted by shareholders provide otherwise, amendments to articles of incorporation must be approved by a majority of all votes entitled to be cast on the matter, and, if applicable, a majority of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment and a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights. MidCarolina’s articles do not contain requirements for approval of amendments to its articles of incorporation that are different from those contained in the North Carolina BCA.

Under the North Carolina BCA and MidCarolina’s bylaws, the bylaws may be amended or repealed and new bylaws adopted by MidCarolina’s board of directors or its shareholders, but no bylaw adopted, amended or repealed by MidCarolina’s shareholders may be readopted, amended or repealed by MidCarolina’s board of directors unless MidCarolina’s articles of incorporation or a bylaw adopted by its shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw.

Consideration of Business Combinations

American. Neither American’s articles of incorporation nor its bylaws specify any factors to which the American board of directors must give consideration in evaluating a transaction involving a potential change in control of American.

MidCarolina. MidCarolina’s articles of incorporation specify the following factors to which, in evaluating a potential business combination, the MidCarolina board of directors must give due consideration in exercising its judgment in determining what is in the best interests of MidCarolina and its shareholders:

•

the social and economic effects of acceptance of such offer on MidCarolina’s depositors, borrowers, other customers, employees, and creditors of MidCarolina and its subsidiaries, and on the communities in which MidCarolina and its subsidiaries operate or are located;

•

the ability of MidCarolina and its subsidiaries to fulfill the objectives of a bank holding company, as applicable, and of commercial banking entities, as applicable, under applicable federal and state statutes and regulations;

•

the business and financial condition and prospects and earnings prospects of the person or persons proposing the business combination, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the business combination, and other likely financial obligations of such person or persons, and the possible effect of such conditions and prospects upon MidCarolina and its subsidiaries and the communities in which MidCarolina and its subsidiaries are located;

•	the competence, experience, and integrity of the person or persons proposing the business combination and its or their management; and

•	the prospects for successful conclusion of the proposed business combination.

However, the articles of incorporation provide that this provision will be considered solely to grant discretionary authority to the board of directors and will not be considered to provide any group or constituency the right to be considered or to compel the consideration of its interests.

Dissenters’ and Appraisal Rights

American. The Virginia SCA provides that appraisal rights are not available to holders of common or preferred stock of a Virginia corporation in a merger when the stock is either listed on a national securities exchange such as the NASDAQ Global Select Market or is held by at least 2,000 record shareholders. Despite this exception, appraisal rights will be available to holders of common stock of a Virginia corporation in a merger if:

•	the articles of incorporation provide otherwise (American’s articles of incorporation do not authorize such special appraisal rights);

•

in the case of a merger or share exchange, shareholders are required by the terms of the merger to accept anything for their shares other than cash, shares of the surviving or acquiring corporation, or shares of another corporation that are either listed on a national securities exchange or held by record by more than 2,000 shareholders, or a combination of cash or such shares; or

•	the merger is an “affiliated transaction”, as described under “– Anti-takeover Provisions” above, and it has not been approved by a majority of the disinterested directors.

MidCarolina. The North Carolina BCA is similar to the Virginia SCA in that dissenters’ rights are not available to holders of common or preferred stock of a North Carolina corporation in a merger when the stock is either listed on a national securities exchange such as the NASDAQ Global Select Market or is held by at least 2,000 record shareholders. Neither MidCarolina common stock nor MidCarolina Series A preferred stock is traded on a national securities exchange, nor is either class held by more than 2,000 shareholders. Therefore, holders of shares of MidCarolina common stock and MidCarolina Series A preferred stock are entitled to dissenters’ rights. See “The Merger – Dissenters’ and Appraisal Rights” on page 67.

Director and Officer Exculpation

American. The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (a) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (b) the greater of (i) $100,000 or (ii) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation’s articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

The articles of incorporation of American provides that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of American is not liable to American or its shareholders for monetary damages.

MidCarolina. The North Carolina BCA provides that a corporation’s articles of incorporation may include a provision which, subject to some limitations, limits or eliminates the liability of its directors (but not its officers) arising out of actions, whether by or in the right of the corporation or otherwise, for monetary damages for breach of any of their duties as directors. However, such a provision will not affect a director’s liability for (a) acts or omissions that the director knew or believed were clearly in conflict with the best interests of the corporation, (b) unlawful distributions by the corporation, (c) a transaction from which the director derived an improper personal benefit, or (d) acts or omissions occurring before the date the provision becomes effective.

The articles of incorporation of MidCarolina provide that to the fullest extent permitted by the North Carolina BCA, no person who is serving or has served as a director of MidCarolina shall be personally liable to MidCarolina or any of its shareholders or otherwise for monetary damages for breach of any duty as a director.

Indemnification

American. The articles of incorporation of American provide that to the full extent permitted by the Virginia SCA and any other applicable law, American is required to indemnify a director or officer of American who is or was a party to any proceeding by reason of the fact that he or she is or was such a director or officer or is or was serving at the request of or on behalf of American as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The American board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer as set forth above.

MidCarolina. The bylaws of MidCarolina provide that to the full extent permitted by the North Carolina BCA and any other applicable law, MidCarolina is required to indemnify any person who at any time serves or has served as a director, officer, employee or agent of MidCarolina, and any such person who serves or has served at the request of MidCarolina as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Prior to final disposition of a proceeding or matter, MidCarolina may pay the litigation expenses of a person who may be entitled to indemnification in connection with that proceeding or matter if it receives an undertaking, dated, in writing and signed by the person to be indemnified, to repay the advanced amounts to MidCarolina unless such person is ultimately determined to be entitled to indemnification. However, no advance payment may be made if MidCarolina’s disinterested directors, by a majority vote, or, if there are not are least two disinterested directors, independent legal counsel, determines that the person requesting payment will not be entitled to be indemnified.

ADJOURNMENT OF THE AMERICAN SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the issuance of shares of American common stock to MidCarolina shareholders at the time of the American special meeting, the meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. Under Virginia law, if the new time and place at which the meeting will be reconvened are announced at the meeting before the adjournment, no further notice of the reconvened meeting is required to be given unless the adjournment is for more than 120 days. Even if a quorum is not present, shareholders who are represented at a meeting may approve an adjournment of the meeting. In order to allow proxies that have been received by American at the time of the American special meeting to be voted for an adjournment, if necessary, American is submitting the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of American unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the American special meeting, then, unless the meeting will have been adjourned for a total of more than 120 days, no notice of such adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the American special meeting is adjourned.

ADJOURNMENT OF THE MIDCAROLINA SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the MidCarolina special meeting, the meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. Under North Carolina law, a shareholders meeting may be adjourned and reconvened one or more times to a later date for any reason. If the new time and place at which the meeting will be reconvened are announced at the meeting before the adjournment, no further notice of the reconvened meeting is required to be given unless the adjournment is for more than 120 days. Even if a quorum is not present, shareholders who are represented at a meeting may approve an adjournment of the meeting. In order to allow proxies that have been received by MidCarolina at the time of the MidCarolina special meeting to be voted for an adjournment, if necessary, MidCarolina is submitting the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of MidCarolina unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the MidCarolina special meeting, then, unless the meeting will have been adjourned for a total of more than 120 days, no notice of such adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the MidCarolina special meeting is adjourned.

LEGAL MATTERS

The validity of the American common stock and American Series A preferred stock to be issued upon consummation of the merger and certain U.S. federal income tax consequences relating to the merger will be passed upon for American by LeClairRyan, A Professional Corporation.

EXPERTS

The consolidated financial statements and effectiveness of internal control over financial reporting incorporated in this proxy statement/prospectus by reference to American National Bankshares

Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Yount, Hyde & Barbour, P.C., independent registered public accountants as indicated in their reports thereto, and are included herein, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of MidCarolina Financial Corporation as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, have been included herein in reliance upon the report of Dixon Hughes PLLC, independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

American

If any American shareholder intended to propose a matter for consideration at American’s 2011 annual meeting of shareholders, including recommendations for director nominees, notice of the proposal must have been received in writing by American’s Corporate Secretary no later than February 13, 2011. If any shareholder intended to present a proposal to be considered for inclusion in American’s proxy materials in connection with its 2011 annual meeting, the proposal must be in proper form and must have been received by American’s Corporate Secretary at its office at 628 Main Street, Danville, Virginia 24541 no later than December 13, 2010.

In addition, the proxy solicited by the board of directors for the American 2011 annual meeting will confer discretionary authority to vote on any shareholder proposal presented at the meeting if American did not receive notice of such proposal by February 13, 2011, in writing delivered to American’s Corporate Secretary.

MidCarolina

MidCarolina held its 2010 annual meeting of shareholders on May 25, 2010. MidCarolina intends to hold a 2011 annual meeting of shareholders only if the merger is not consummated. In the event that this annual meeting occurs, if any MidCarolina shareholder intends to propose a matter for consideration at the MidCarolina 2011 annual meeting (other than a director nomination), notice of the proposal must be received in writing by MidCarolina’s Corporate Secretary no later than March 15, 2011. If any shareholder intended to present a proposal to be considered for inclusion in MidCarolina’s proxy materials in connection with its 2011 annual meeting, the proposal must be in proper form and must have been received by MidCarolina’s Corporate Secretary at its office at 3101 South Church Street, Burlington, North Carolina 27216 no later than December 30, 2010.

In addition, the proxy solicited by the board of directors for the MidCarolina 2011 annual meeting will confer discretionary authority to vote on any shareholder proposal presented at the meeting if MidCarolina has not received notice of such proposal by March 15, 2011, in writing delivered to MidCarolina’s Corporate Secretary.

OTHER MATTERS

In accordance with Virginia and North Carolina law, no business may be brought before the American or MidCarolina special meeting unless it is described in the applicable notice of meeting that accompanies this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the American board and the MidCarolina board know of no matters that will be presented for consideration at either of the special shareholders’ meetings other than those specifically set forth in the notices for the meetings. If, however, any other matters properly come before the American special meeting, or any adjournments or postponements thereof, or before the MidCarolina special meeting, or any adjournments or postponements thereof, and are voted upon, it is the intention of the proxy holders to vote such proxies in accordance with the recommendation of the management of American and MidCarolina, as applicable.

WHERE YOU CAN FIND MORE INFORMATION

American and MidCarolina each file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that American or MidCarolina files with the Securities and Exchange Commission at the SEC’s public reference room in Washington, D.C., which is located at the following address: Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings made by American and MidCarolina are also available to the public from commercial document retrieval services and at the SEC’s Internet website at http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

American has filed a registration statement on Form S-4 to register with the SEC the shares of American common stock and American Series A preferred stock to be issued in the merger. This document is a part of the registration statement and constitutes a prospectus of American and a proxy statement of each of American and MidCarolina for their respective special meetings of shareholders. As allowed by SEC rules, this document does not contain all the information that you can find in the registration statement or the exhibits to the registration statement.

The SEC allows American to “incorporate by reference” information into this proxy statement/prospectus, which means that it can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents set forth below that American has previously filed with the SEC. These documents contain important business information about American:

American’s SEC Filings	Period

Annual Report on Form 10-K	Year ended December 31, 2009

Quarterly Reports on Form 10-Q	Quarters ended March 31, June 30 and September 30, 2010

Current Reports on Form 8-K	Filed on February 16, 2010, February 19, 2010, April 20, 2010, May 18, 2010, May 19, 2010, June 17, 2010, November 19, 2010, December 16, 2010, December 16, 2010 and December 23, 2010

Proxy Statement	Dated April 12, 2010, relating to American’s annual meeting of shareholders held on May 18, 2010

In addition, American incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/prospectus and before the date of the American special meeting and the MidCarolina special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

Documents contained in or incorporated by reference in this document by American are available through the SEC as set forth above or from American without charge. You may obtain such documents by requesting them in writing or by telephone from American as follows:

American National Bankshares Inc.

628 Main Street

Danville, Virginia 24541

Telephone: (434) 792-5111

Assistant Corporate Secretary

These documents are available from American, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about American at its Internet website at www.amnb.com under “Investments.” Information contained on American’s website does not constitute part of this proxy statement/prospectus and shall not be incorporated into other filings it makes with the SEC.

If you would like to request documents from American, please do so by [•], 2011 in order to receive timely delivery of the documents before the special meetings.

American has supplied all information contained or incorporated by reference in this document relating to American, and MidCarolina has supplied all such information relating to MidCarolina.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. American and MidCarolina have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. American is not making an offer to sell or soliciting an offer to buy any securities other than the American common stock and American Series A preferred stock to be issued by American in the merger, and American is not making an offer of such securities in any state where the offer is not permitted. This proxy statement/prospectus is dated [•], 2011. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to you nor the issuance of American common stock and American Series A preferred stock in the merger creates any implication to the contrary.

CONSOLIDATED FINANCIAL STATEMENTS

OF

MIDCAROLINA FINANCIAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

MidCarolina Financial Corporation and Subsidiary

Burlington, North Carolina

We have audited the accompanying consolidated statements of financial condition of MidCarolina Financial Corporation and Subsidiary (hereinafter referred to as the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MidCarolina Financial Corporation and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note C to the consolidated financial statements, effective January 1, 2009 the Company changed its method of accounting for other-than-temporary impairment of debt securities as a result of adopting new accounting guidance.

Raleigh, North Carolina

February 25, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
	(Amounts in thousands, except share data)
Assets
Cash and due from banks	$1,581	$1,694
Federal funds sold and interest-earning deposits	7,848	14,040
Investment securities:
Available for sale	70,719	71,124
Loans held for sale	228	—
Loans	438,087	434,662
Allowance for loan losses	(7,307)	(5,632)

Net loans	430,780	429,030
Investment in stock of Federal Home Loan Bank of Atlanta	2,322	1,969
Investment in life insurance	8,179	7,893
Premises and equipment, net	7,063	7,455
Other assets	12,284	7,642

Total assets	$541,004	$540,847

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand deposits	$41,655	$43,104
Interest-bearing demand deposits	144,839	78,309
Savings	8,266	5,784
Time	270,260	340,751

Total deposits	465,020	467,948
Short-term borrowings	520	—
Long-term debt	33,764	33,764
Accrued expenses and other liabilities	1,515	1,939

Total liabilities	500,819	503,651

Shareholders’ equity:
Noncumulative, perpetual preferred stock, no par value, 20,000,000 shares authorized; 5,000 shares issued and outstanding at December 31, 2009 and 2008	4,819	4,819
Common stock, no par value; 80,000,000 shares authorized; 4,927,828 shares issued and outstanding at December 31, 2009 and 2008, respectively	14,958	14,626
Retained earnings	20,805	18,635
Accumulated other comprehensive loss	(397)	(884)

Total shareholders’ equity	40,185	37,196

Total liabilities and shareholders’ equity	$541,004	$540,847

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(Amounts in thousands, except per share data)
Interest Income
Loans	$24,160	$25,763	$27,037
Investment securities:
Taxable	2,248	2,725	2,556
Tax-exempt	1,130	836	1,025
Federal funds sold and interest-earning deposits	21	131	264
Other	24	161	171

Total interest income	27,583	29,616	31,053

Interest Expense
Demand deposits	1,510	1,275	2,796
Savings deposits	20	29	60
Time deposits	7,648	12,192	12,501
Short-term borrowings	15	288	1,094
Long-term debt	1,247	1,510	1,270

Total interest expense	10,440	15,294	17,721

Net Interest Income	17,143	14,322	13,332
Provision for loan losses	4,455	1,665	425

Net interest income after provision for loan losses	12,688	12,657	12,907

Noninterest Income
Service charges on deposit accounts	910	1,152	1,058
Mortgage operations	800	571	600
Investment services	245	300	288
Increase in cash surrender value of life insurance	286	299	290
Gain on sale of available for sale investments	189	29	8
Impairment on nonmarketable investments	(126)	—	—
Total other-than-temporary impairment loss	(456)	(490)	—
Portion of loss recognized in other comprehensive income	308	—	—

Net impairment loss recognized in earnings	(148)	(490)	—
Other	631	359	383

Total noninterest income	2,787	2,220	2,627

Noninterest Expense
Salaries and employee benefits	5,626	5,387	5,384
Reversal of accrued employee benefits	—	—	(905)
Occupancy and equipment	1,582	1,133	853
Other outside services	374	307	357
Data processing	931	787	774
Office supplies and postage	341	350	317
Deposit and other insurance	1,280	432	352
Professional and other services	734	550	476
Advertising	338	387	256
(Gain) loss on sale of other real estate owned	349	(536)	(481)
Other	726	972	922

Total noninterest expense	12,281	9,462	8,305

Income before income taxes	3,194	5,415	7,229
Provision for income taxes	818	1,741	2,342

Net income	2,376	3,674	4,887
Dividends on preferred stock	(417)	(417)	(417)

Net income available to common shareholders	$1,959	$3,257	$4,470

Net Income Per Common Share:
Basic	$.40	$.66	$.98

Diluted	$.40	$.66	$.92

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(Amounts in thousands)
Net income	$2,376	$3,674	$4,887

Other comprehensive income (loss):
Securities available for sale:
Change in unrealized holding gains (losses) on available for sale securities, net of actual gains	1,485	(1,350)	232
Tax effect	(573)	521	(89)
Reclassification of impairment on private label collateralized mortgage obligations	148	490	—
Tax effect	(57)	(189)	—
Reclassification of gains recognized in net income	(189)	(29)	(8)
Tax effect	73	10	3
Portion of other-than-temporary impairment loss recognized in other comprehensive income	(308)	—	—
Tax effect	119	—	—

Total other comprehensive income (loss)	698	(547)	138

Comprehensive income	$3,074	$3,127	$5,025

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2009, 2008 and 2007

	Preferred stock		Common stock		Retained earnings	Accumulated other com- prehensive loss	Total shareholders’ equity
	Shares	Amount	Shares	Amount
	(Amounts in thousands, except share data)
Balance at December 31, 2006	5,000	$4,819	3,619,786	$13,007	$10,908	$(475)	$28,259
Net income	—	—	—	—	4,887	—	4,887
Other comprehensive income	—	—	—	—	—	138	138
Effect of 5-for-4 stock split	—	—	904,481	(10)	—	—	(10)
Preferred dividends paid	—	—	—	—	(417)	—	(417)
Stock options exercised	—	—	94,137	279	—	—	279
Expense recognized in connection with stock awards and stock options	—	—	124	14	—	—	14

Balance at December 31, 2007	5,000	4,819	4,618,528	13,290	15,378	(337)	33,150
Net income	—	—	—	—	3,674	—	3,674
Other comprehensive loss	—	—	—	—	—	(547)	(547)
Preferred dividends paid	—	—	—	—	(417)	—	(417)
Stock options exercised	—	—	309,300	792	—	—	792
Current income tax benefit	—	—	—	498	—	—	498
Expense recognized in connection with stock awards and stock options	—	—	—	46	—	—	46

Balance at December 31, 2008	5,000	4,819	4,927,828	14,626	18,635	(884)	37,196
Cumulative effect of accounting method change	—	—	—	—	211	(211)	—
Net income	—	—	—	—	2,376	—	2,376
Other comprehensive income	—	—	—	—	—	698	698
Preferred dividends paid	—	—	—	—	(417)	—	(417)
Expense recognized in connection with stock awards and stock options	—	—	—	332	—	—	332

Balance at December 31, 2009	5,000	$4,819	4,927,828	$14,958	$20,805	$(397)	$40,185

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(Amounts in thousands)
Operating Activities
Net income	$2,376	$3,674	$4,887
Depreciation and amortization	567	481	458
Provision for loan losses	4,455	1,665	425
Stock option expense	332	46	14
Deferred income tax (liability) benefit	(1,114)	(573)	138
Impairment of nonmarketable investments	126	—	—
Gain on sale of investment securities available for sale	(189)	(29)	(8)
Impairment of investment securities available for sale	148	490	—
(Gain) loss on sale of other real estate owned	349	(536)	(481)
Gain on sale of loans	(800)	(571)	(598)
Origination of loans held for sale	(42,750)	(21,489)	(27,280)
Proceeds from sales of loans held for sale	43,322	22,883	29,071
Increase in cash surrender value life insurance	(286)	(299)	(290)
Changes in assets and liabilities:
Prepayment of FDIC insurance assessment	(3,134)	—	—
(Increase) decrease in other assets	604	572	(1,877)
Increase (decrease) in accrued expenses and other liabilities	(731)	(93)	729

Net cash provided by operating activities	3,275	6,221	5,188

Investing Activities
Purchases of investment securities available for sale	(44,174)	(51,091)	(33,316)
Maturities and calls of investment securities available for sale	8,855	25	1,447
Principal paydowns on investment securities available for sale	750	4,793	3,398
Sales of investment securities available for sale	36,162	44,570	31,677
Net increase in loans from originations and principal repayments	(10,187)	(65,347)	(58,591)
(Purchase) redemption of FHLB stock	(353)	997	(290)
Purchases of premises and equipment	(185)	(1,065)	(632)
Improvement costs on other real estate owned	(134)	(16)	—
Proceeds from sale of other real estate owned	2,511	1,112	2,818

Net cash provided (used) by investing activities	6,755	(66,022)	(53,489)

Financing Activities
Net increase (decrease) in deposits	(2,928)	94,051	34,622
Net increase (decrease) in short-term borrowings	520	(19,000)	(6,000)
Proceeds from (repayment of) long-term debt	—	(5,000)	12,000
Non-cumulative perpetual preferred stock dividends paid	(417)	(417)	(417)
Purchase of fractional shares	—	—	(10)
Proceeds from stock options exercised	—	792	279
Tax benefit from exercise of stock options	—	498	—

Net cash provided (used) by financing activities	(2,825)	70,924	40,474

Net increase (decrease) in cash and cash equivalents	(6,305)	11,123	(7,827)
Cash and cash equivalents, beginning of year	15,734	4,611	12,438

Cash and cash equivalents, end of year	$9,429	$15,734	$4,611

Supplemental Cash Flow Disclosure
Interest paid on deposits and borrowed funds	$10,697	$15,305	$17,614
Income taxes paid	1,621	2,349	1,573
Summary of Noncash Investing and Financing Activities
Unrealized gain (loss) on investment securities available for sale, net of tax effect	$698	$(547)	$138
Transfer of loans to other real estate owned	3,982	1,904	264

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

Note A - Organization and Operations

In April 2002, the shareholders of MidCarolina Bank (the “Bank”) approved an Agreement and Plan of Reorganization pursuant to which the Bank became a wholly owned banking subsidiary of MidCarolina Financial Corporation (the “Company”), a North Carolina corporation formed as a holding company for the Bank. At the closing of the holding company reorganization, one share of the Company’s no par value common stock was exchanged for each of the outstanding shares of the Bank’s common stock.

The Bank was incorporated and began operations on August 14, 1997. The Bank is engaged in general commercial banking primarily in Alamance and Guilford Counties, North Carolina, and operates under the banking laws of North Carolina and the Rules and Regulations of the Federal Deposit Insurance Corporation. The Bank undergoes periodic examinations by those regulatory authorities.

Note B - Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts and transactions of the Company, the Bank, and the Bank’s wholly owned subsidiary, MidCarolina Investments, Inc. The Company wholly owns the capital trusts used to issue trust preferred securities. The trusts are not consolidated as a part of these financial statements. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

Preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-earning deposits. Federal regulations require institutions to set aside specified amounts of cash as reserves against transactions and time deposits. As of December 31, 2009, the daily average gross reserve requirement was $3.3 million. Due from bank balances are maintained in other financial institutions. Federal funds sold are generally purchased and sold for one-day periods, but may from time to time have longer terms.

Investment Securities

Investment securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Investment securities held for current resale are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. The Company currently has no such securities. Investment securities not classified either as securities held to maturity or trading securities are classified as available for sale and reported at fair value, with net unrealized gains and losses net of related taxes excluded from earnings and reported as accumulated other comprehensive income in shareholders’ equity. The classification of investment securities as held to maturity, trading or available for sale is determined at the date of purchase. Realized gains and losses from sales of investment securities are determined based upon the specific identification method on a trade-date basis. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Loans and Interest Income

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their unpaid principal balances, less unearned income and net of any deferred loan fees and costs. Interest income is recorded as earned on an accrual basis. The Company discontinues the recognition of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

interest income when, in the opinion of management, collection of such interest is doubtful. It is the general policy of the Company to discontinue the accrual of interest on loans, including loans impaired when principal or interest payments are contractually delinquent 90 days or more. Any unpaid amounts previously accrued on these loans are reversed from income, and thereafter interest is recognized only to the extent payments are received.

A loan is considered impaired when, in management’s judgment, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines when loans become impaired through its normal loan administration and review functions. Loans identified as troubled debt restructurings (TDRs) are considered impaired. Loans identified as substandard or doubtful as a result of the loan review process are potentially impaired loans. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired, provided that management expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Interest revenue on impaired loans is discontinued when the loans meet the criteria for nonaccrual status described above.

Loans Held for Sale

The Company originates single family, residential first mortgage loans on a presold basis. Loans held for sale are carried at the lower of cost or fair value in the aggregate as determined by outstanding commitments from investors. At closing, these loans, together with their servicing rights, are sold to other financial institutions under prearranged terms. The Company recognizes certain origination and servicing release fees upon the sale which are classified as mortgage operations on the consolidated statements of operations.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged-off against the allowance when management believes that the collectibility of principal is unlikely. Recoveries of amounts previously charged-off are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of general and specific reserves. The general reserves are determined by applying loss percentages to the portfolio that are based on recent historical loss experience and management’s evaluation and “risk grading” of the loan portfolio. Additionally, the general economic and business conditions affecting key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, the findings of internal and external credit reviews and results from external bank regulatory examinations are included in this evaluation. The specific reserves are determined on a loan-by-loan basis based on management’s evaluation of the Company’s exposure for each credit, given the current payment status of the loan and the value of any underlying collateral. These are loans classified by management as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments of information available to them at the time of their examination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings	15 - 40 years
Leasehold improvements	Shorter of lease term or 15 years
Furniture and equipment	3 - 10 years

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated costs to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management to ensure the assets are carried at fair value less cost to sell. If there are subsequent declines in fair value, the assets are written down to its then current fair value through a charge to operations. Revenue and expenses from operations and the impact of any subsequent changes in the carrying value are included in other noninterest expense.

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). At December 31, 2009 and 2008, the balance of FHLB stock held by the Company was $2.3 million and $2.0 million, respectively. Due to the redemption provisions of the FHLB, the Company estimated that fair value equals cost and that this investment was not impaired at December 31, 2009.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities that will result in taxable or deductible amounts in future years. These temporary differences are multiplied by the enacted income tax rate expected to be in effect when the taxes become payable or receivable. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income is defined as the change in equity during a period for non-owner transactions and is composed of net income and other comprehensive income (loss). Other comprehensive income includes revenues, expenses, gains and losses that are excluded from earnings under current accounting standards. As of and for the years presented, the components of other comprehensive income for the Company consisted of the unrealized gains and losses, net of taxes, in the Company’s available for sale securities portfolio.

Accumulated other comprehensive income (loss) at December 31, 2009 and 2008 consists of the following:

	2009	2008
	(Amounts in thousands)
Unrealized holding losses - securities available for sale	$(645)	$(1,438)
Deferred income taxes	248	554

Net unrealized holding losses - securities available for sale	(397)	(884)

Total other accumulated other comprehensive loss	$(397)	$(884)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

Stock Compensation Plans

U.S. Generally Accepted Accounting Principals (GAAP) requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (usually the vesting period). SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. GAAP also requires that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

The Company awarded 99,500 options in 2009 and recognized stock compensation expense of $332,000. No stock options were exercised during 2009. Cash flows provided by financing activities from the exercise of stock options amounted to $0, $1.3 million and $279,000 for the years ended December 31, 2009, 2008 and 2007 respectively.

Net Income Per Common Share

Basic and diluted net income per share has been computed based on the weighted average number of shares outstanding during each period after retroactively adjusting for all applicable declared stock splits effected in the form of stock dividends. Diluted net income per share reflect additional shares of common stock that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Stock options that have exercise prices greater than the average market price of the common shares are considered antidilutive. At December 31, 2009 and December 31, 2008 there were 269,774 and 148,228 antidilutive options respectively. At December 31, 2007 there were no antidilutive options.

Basic and diluted net income per share have been computed based upon net income available to common shareholders as presented in the accompanying consolidated statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

	2009	2008	2007
Weighted average number of common shares used in computing basic net income per share	4,927,828	4,915,350	4,548,565
Effect of dilutive stock options	2,482	1,526	303,172

Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	4,930,310	4,916,876	4,851,738

Segment Reporting

GAAP requires management to report selected financial and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. In all material respects, the Company’s operations are entirely within the commercial banking segment, and the consolidated financial statements presented herein reflect the results of that segment. Also, the Company has no foreign operations or customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

Reclassification

Prior period amounts may have been reclassified for proper presentation. For the year-ended December 31, 2009, loss on the sale of other real estate owned was classified as a non-interest expense item. To remain consistent with the presentation and classification of the items included in the consolidated statements of operations, for the years ended December 31, 2008 and 2007, gain on sale of other real estate was reclassified from non-interest income to non-interest expense. The reclassification has no effect on net income available to common shareholders for either period presented.

Subsequent Events

Subsequent events have been evaluated through February 25, 2010, which is the date of financial statement issuance.

Recent Accounting Pronouncements

In June 2009 the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140, which was subsequently codified by the FASB under ASC Topic 860 (“Topic 860”). Topic 860 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. Specifically, Topic 860 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 as codified under ASC Topic 860 is effective for financial asset transfers occurring after the beginning of fiscal years beginning after November 15, 2009. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

In June 2009 the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), which was subsequently codified by the FASB as ASC Topic 810 (“Topic 810-10”). Topic 810 amends FASB Interpretation No. 46(R), Variable Interest Entities, for determining whether an entity is a variable interest entity (“VIE”) and requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE. Under Topic 810, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Topic 810 also requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity’s economic performance. Topic 810 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities. SFAS No. 167 as codified under ASC Topic 810 is effective as of the beginning of fiscal years beginning after November 15, 2009 and is applied using a cumulative effect adjustment to retained earnings for any carrying amount adjustments. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

In January 2010 the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements Disclosures, which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not anticipate that the adoption of this statement will materially expand its consolidated financial statement footnote disclosures.

From time to time the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

Note C - Investment Securities

The following is a summary of investment securities by major classification at December 31, 2009 and 2008:

	December 31, 2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(Amounts in thousands)
Securities available for sale:
U.S. government agency securities	$12,113	$13	$69	$12,057
Mortgage-backed securities	23,690	1,246	19	24,917
Private label CMO’s	5,683	6	713	4,976
State and municipal	29,379	191	1,121	28,449
Subordinated debentures	500	—	180	320

Total	$71,365	$1,456	$2,102	$70,719

	December 31, 2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(Amounts in thousands)
Securities available for sale:
U.S. government agency securities	$2,500	$33	$—	$2,533
Mortgage-backed securities	50,066	669	304	50,431
State and municipal	19,293	—	1,686	17,607
Subordinated debentures	703	—	150	553

Total	$72,562	$702	$2,140	$71,124

Information pertaining to securities with gross unrealized losses at December 31, 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

	2009
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
			(Amounts in thousands)
Securities available for sale:
U.S. government agency securities	$7,095	$69	$—	$—	$7,095	$69
Mortgage-backed securities	2,039	19	—	—	2,039	19
Private label CMO’s	—	—	2,295	405	2,295	405
State and municipal	9,042	273	7,384	848	16,426	1,121
Subordinated debentures	—	—	320	180	320	180

Total temporarily impaired securities	$18,176	$361	$9,999	$1,433	$28,175	$1,794

Other than temporary impairment
Private label CMO’s	$1,051	$153	$729	$155	$1,780	$308

Total other than temporarily impaired securities	$1,051	$153	$729	$155	$1,780	$308

	2008
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
			(Amounts in thousands)
Securities available for sale:
U.S. government agency securities	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	6,095	283	576	21	6,671	304
State and municipal	16,690	1,366	917	320	17,607	1,686
Subordinated debentures	350	150	—	—	350	150

Total temporarily impaired securities	$23,135	$1,799	$1,493	$341	$24,628	$2,140

The Company had 33 securities with gross unrealized losses at December 31, 2009. These securities include three U.S. government agency, one mortgage-backed, seven private label collateralized mortgage obligations, 21 state and municipal and one subordinated debenture. Management feels that the unrealized loss is attributable to a limited market for trading these types of securities and the interest rate spreads. None of the unrealized losses identified on temporarily impaired securities as of December 31, 2009 or 2008 relate to the issuer’s ability to honor redemption obligations or the marketability of the securities.

The aggregate amortized cost and fair value of debt securities at December 31, 2009, by remaining contractual maturity, are shown below. Actual expected maturities for may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

	Available for Sale
	Amortized cost	Fair value
	(Amounts in thousands)
U.S. agency securities:
Due in 1 year or less	$—	$—
Due in 1 year through 5 years	1,013	1,012
Due after 5 years through 10 years	11,100	11,045
Due after 10 years	—	—
State and municipal securities:
Due in 1 year or less	—	—
Due in 1 year through 5 years	5,083	4,949
Due after 5 years through 10 years	10,892	10,675
Due after 10 years	13,404	12,825
Subordinated debentures:
Due after 10 years	500	320
Other equity securities	—	—
Private label CMO’s	5,683	4,976
Mortgage-backed securities	23,690	24,917

Total	$71,365	$70,719

Proceeds from sales of investment securities available for sale amounted to $36.2 million, $44.7 million and $31.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Aggregate gross realized gains from the sales of investment securities available for sale amounted to $406,000, $29,000 and $8,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Gross realized losses from the sale of investment securities available for sale amounted to $217,000, $0, and $0 for the year-s ended December 31, 2009, 2008 and 2007. Realized losses from the impairment of private label mortgage backed securities amounted to $148,000 for the year ended December 31 2009 and $490,000 for the year ended December 31, 2008, resulting from increased default rates on underlying collateral payments and credit rating deterioration.

Debt securities were divided into two groups, those rated investment grade by at least one nationally-recognized rating agency and those rated below investment grade by all nationally-recognized agencies. Impairment of debt securities consistently rated investment grade is considered temporary unless specific contrary information is identified. None of the debt securities consistently rated investment grade were considered to be other-than-temporarily impaired at December 31, 2009.

At December 31, 2009 approximately $2.7 million (based on amortized cost before impairment charges) of our taxable portfolio, (consisting of two private label mortgage-backed securities and one subordinated debenture) was rated below investment grade by all nationally-recognized rating agencies. Five municipal securities with a total amortized cost of $4.8 million, and which previously were AAA rated had become non-rated as a result of insurance guarantors’ credit quality concerns. At December 31, 2009, the aggregate unrealized loss on the private label mortgage-backed securities, subordinated debenture and municipal securities totaled $1.3 million before recognition of any other-than-temporary impairment charges. Impairment of securities rated below investment grade were evaluated to determine if we expect to recover the entire amortized cost basis of the security. This evaluation for the private label CMO’s was based on projections of estimated cash flows based on individual loans underlying each security using current and anticipated increases in unemployment and default rates, decreases in housing prices and increases in loss severity at foreclosure. The evaluation of the subordinated debentures and municipal securities was based on an analysis of the issuers financial statements, debt service reserves, past debt service performance as well as other factors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

The primary assumptions used in this evaluation were:

Prepayments - starting with current refinancing and payoff prepayment vector statistics based on information derived from the trustee. The bonds’ prepayment vectors anticipates 8 VPR for 15 months and then returning to historical norms of 4 VPR to maturity.

Default rate – The model takes the consumer default rate from the mortgage backed bonds 2 month average default rate from 5% for one private label CMO and 15% for the second private label CMO over the next 12 months and down to 3.7% through maturity.

Loss severity – estimated foreclosure rates are 35% for one private label CMO and 45% for the second private label CMO for the next twelve months. After 12 months a reversion to a more typical 25% severity rate for one CMO and 35% for the second CMO. Loss severity includes estimated holding and disposal expenses.

Discount rates – estimated cash flows were discounted at rates that range from 5.50% to 6.00% based on our purchase yields of the two private label CMO’s analyzed.

The evaluation uses an adjusted loan to value ratio as part of our evaluation of whether the unrealized losses on these securities are temporary or other-than-temporary. The adjusted loan to value ratio is based on the original loan to value ratio inherent in the security, adjusted for changes in housing prices, prepayment speeds, default rates and credit enhancements. A higher adjusted loan to value ratio indicates a greater likelihood that projected cash flows may result in losses. A shortfall between our current amortized cost and the present value of expected cash flows we are likely to collect, based on all available information, is referred to as the credit loss, which is the amount recognized in net income.

The evaluation of previously recognized other-than-temporary impairment at December 31, 2008 was $490,000. In accordance with the provision set forth in ASC 320-10-65-1 of the other-than-temporary impairment charge recognized in 2008, $343,000 was determined to relate to other non-credit-related factors in the market place. This resulted in an adjustment to the opening balance of retained earnings with a corresponding adjustment to accumulated other comprehensive income in the amount of $211,000, net of tax effect.

Based on our evaluation, two securities were identified with other-than-temporary impairment at December 31, 2009. For the year-ended December 31, 2009 total other than temporary impairment losses totaled $456,000 and of this amount estimated credit losses totaled $148,000 on these securities, which were charged against earnings. The difference between total unrealized losses and estimated credit losses on these securities was charged against accumulated other comprehensive income, net of deferred taxes.

The following table shows a roll forward of the amount related to credit losses recognized on debt securities held by the Company for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.

Twelve Months Ended December 31, 2009
(Amounts in thousands)
Balance of credit losses on debt securities at the beginning of the period	$147
Additional increase related to the credit loss for which an other-than-temporary impairment was previously recognized	148

Balance of credit losses on debt securities at the end of the current period	$295

At December 31, 2009, the balance of Federal Home Loan Bank (“FHLB”) of Atlanta stock held by the Company is $2.3 million. On March 25, 2009 and May 8, 2009, FHLB announced that it would not pay a dividend for the fourth

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

quarter of 2008 or first quarter of 2009, respectively, reflecting a conservative financial management approach in light of continued volatility in the financial markets. On February 27, 2009, FHLB announced that it would increase the Subclass B1 membership stock requirement cap from $25 million to $26 million and approve excess activity-based stock repurchases on a quarterly review cycle instead of daily in order to facilitate capital management. On August 12, 2009, the FHLB announced an annualized dividend rate of 0.84 percent, which was paid on August 14, 2009. On October 30, 2009 the FHLB announced an annualized dividend rate for the third quarter ended September 30, 2009 of 0.41 percent which was credited to member’s accounts on November 2, 2009. Given all this, management believes that its investment in FHLB stock was not other-than-temporarily impaired as of December 31, 2009 or December 31, 2008. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks will not cause a decrease in the value of the FHLB stock held by the Company.

Investment securities with amortized cost of $23.9 million and fair value of $23.0 million at December 31, 2009 were pledged to secure both financing from the FHLB and for public monies on deposit as required by law.

Note D - Loans

Following is a summary of loans at December 31, 2009 and 2008:

	2009	2008
	(Amounts in thousands)
Real estate:
Construction loans	$67,635	$91,933
Commercial mortgage loans	174,926	156,333
Home equity lines of credit	44,627	43,290
Residential mortgage loans	81,377	73,595

Total real estate loans	368,565	365,151
Commercial and industrial loans	64,173	63,239
Loans to individuals for household, family and other personal expenditures	5,383	6,306
Unamortized net deferred loan origination (fees) costs	(34)	(34)

Total loans	$438,087	$434,662

The recorded investment in loans on nonaccrual status was $7.3 million and $3.1 million as of December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, the recorded investment in loans considered impaired totaled $11.0 million and $4.0 million, respectively. Impaired loans of $8.2 million and $3.3 million at December 31, 2009 and 2008 had corresponding valuation allowances of $1.2 million and $520,000, respectively. At December 31, 2009, $2.6 million of the $8.2 million of impaired loans was attributed to two troubled debt restructurings (TDRs) and represented $597,000 of the $1.2 valuation allowance. The two TDRs are accruing interest as of December 31, 2009. There were no TDRs at December 31, 2008. Impaired loans of $2.8 million and $704,000 at December 31, 2009 and 2008 had no valuation allowances. For the years ended December 31, 2009, 2008 and 2007, the average recorded investment in impaired loans was approximately $5.7 million, $2.9 million and $1.1 million, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not material.

The Company’s lending is concentrated primarily in Alamance and Guilford Counties and the surrounding areas. The Company had loan and deposit relationships with most of its directors and executive officers and with companies with which certain directors and executive officers are associated. The following is a reconciliation of loans directly outstanding to executive officers, directors and their affiliates (amounts in thousands):

Balance at December 31, 2008	$9,788
New loans	1,905
Principal repayments	(2,034)

Balance at December 31, 2009	$9,659

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

As a matter of policy, these loans and credit lines are approved by the Bank’s Board of Directors and are made with interest rates, terms, and collateral requirements comparable to those required of other borrowers. In the opinion of management, these loans do not involve more than the normal risk of collectibility.

Note E - Allowance for Loan Losses

An analysis of activity in the allowance for loan losses for the years ended December 31, 2009, 2008 and 2007 follows:

	2009	2008	2007
	(Amounts in thousands)
Balance at beginning of year	$5,632	$4,462	$4,222
Provision for loan losses	4,455	1,665	425
Charge-offs	(3,025)	(533)	(296)
Recoveries	245	38	111

Net charge-offs	(2,780)	(495)	(185)

Balance at end of year	$7,307	$5,632	$4,462

Note F - Premises and Equipment

The following is a summary of premises and equipment:

	2009	2008
	(Amounts in thousands)
Land	$1,864	$1,864
Buildings and leasehold improvements	5,458	5,466
Furniture and equipment	2,338	2,207

	9,660	9,537
Less accumulated depreciation	(2,597)	(2,082)

Total	$7,063	$7,455

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 amounted to approximately $577,000, $444,000 and $422,000, respectively.

Note G - Time Deposits

Time deposits in denominations of $100,000 or more were $227.9 million and $245.7 million at December 31, 2009 and 2008, respectively. Interest expense on such deposits aggregated approximately $6.6 million and $9.8 million in 2009 and 2008, respectively. Related party deposits totaled $8.0 million at December 31, 2009. Time deposits in denominations of $100,000 or more, maturing subsequent to December 31, 2009 are as follows (amounts in thousands):

2010	$119,427
2011	75,595
2012	29,075
2013	3,036

$227,133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

Note H - Leases

As of December 31, 2009, the Company leases office space under non-cancelable operating leases. Future minimum lease payments required under the leases are as follows (amounts in thousands):

Year Ending December 31,
2010	$388
2011	349
2012	339
2013	329
2014	329
Thereafter	1,316

$3,050

The leases contain options for renewals after the expiration of the current lease terms. The cost of such rentals is not included above. Total rent expense for the years ended December 31, 2009, 2008 and 2007 amounted to $387,000, $189,000 and $135,000, respectively.

Note I - Borrowings

Short-term borrowings

The Company has remaining credit availability totaling approximately $142.2 million from the FHLB, with no short term outstanding balances at December 31, 2009 or December 31, 2008. The Company also has credit availability totaling approximately $72.6 million from the Federal Reserve Bank (“FRB”), with no short term outstanding balances at December 31, 2009 or December 31, 2008. Any outstanding borrowings held by the Bank are appropriately collateralized. The Company had $520,000 short-term borrowings at the daily rate of 0.25% with Pacific Coast Bankers Bank at December 31, 2009. The balance was outstanding for one day. The Company had no short-term balances outstanding at December 31, 2008.

Long-term debt

The Company is a member of the FHLB. As a member, the Company is required to invest in the stock of the FHLB. The stock is carried at cost since it has no quoted fair value. All stock in the FHLB, together with various investment securities and a blanket lien of $110.8 million on qualifying loans, are pledged as collateral to secure any borrowings. At December 31, there were the following borrowings:

Maturity	Fixed Interest Rate	2009	2008
		(Amounts in thousands)
March 17, 2010	5.92%	$1,500	$1,500
March 17, 2010	5.71%	2,500	2,500
September 21, 2010	3.98%	6,000	6,000
February 28, 2011	2.37%	5,000	5,000
November 30, 2017	2.98%	10,000	10,000

		$25,000	$25,000

At December 31, 2009 and 2008, the weighted average interest rates on the above advances were 3.54% and 3.54%, respectively. The above borrowings have been classified as long-term debt in the balance sheet.

The Company has issued $8.8 million of Junior Subordinated debentures to its wholly owned capital trusts, MidCarolina I and MidCarolina Trust II, to fully and unconditionally guarantee the preferred securities issued by the Trusts. These long term obligations, which currently qualify as Tier I capital for the Company, constitute a full and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

unconditional guarantee by the Company of the Trusts’ obligations under the Capital Trust Securities. The trusts are not consolidated in the Company’s financial statements.

A description of the Junior Subordinated debentures outstanding payable to the trusts is as follows:

				(Amounts in thousands)
	Date of Issuance	Interest Rate	Maturity Date	Principal Amount
Issuing Entity				2009	2008
MidCarolina I	10/29/2002	Libor plus 3.45%	11/07/2032	$5,155	$5,155
MidCarolina Trust II	12/03/2003	Libor plus 2.90%	10/07/2033	3,609	3,609

				$8,764	$8,764

The Company is able to repay the debt five years after the issuance date.

Note J - Income Taxes

The significant components of the provision for income taxes are as follows for the years ended December 31:

	2009	2008	2007
	(Amounts in thousands)
Current tax provision:
Federal	$1,521	$1,836	$1,787
State	411	478	417

	1,932	2,314	2,204

Deferred tax provision (benefit):
Federal	(927)	(458)	112
State	(187)	(115)	26

	(1,114)	(573)	138

Net provision for income taxes	$818	$1,741	$2,342

A reconciliation of expected income taxes at the statutory federal income tax rate of 34% with the recorded provision for income taxes follows:

	2009	2008	2007
	(Amounts in thousands)
Income tax at statutory rate	$1,086	$1,841	$2,458
Increase (decrease) in income tax resulting from:
State income taxes, net of federal tax effect	148	240	293
Income from bank-owned life insurance	(97)	(102)	(99)
Nontaxable interest	(349)	(246)	(286)
Other	30	7	(24)

Provision for income taxes	$818	$1,741	$2,342

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

The tax effects of temporary differences that give rise to significant portions of deferred tax assets (liabilities) at December 31 were are follows:

	2009	2008
	(Amounts in thousands)
Deferred tax assets relating to:
Allowance for loan losses	$2,709	$2,032
Deferred compensation	496	423
Impairment	114	57
Write-downs of other real estate owned	114	—
Nonqualified stock options	108	—
Other	37	27
Unrealized holding losses on investments available for sale	248	687

Total deferred tax assets	3,826	3,225

Deferred tax liabilities relating to:
Property and equipment	(127)	(171)
Deferred loan fees	(163)	(189)
Other	—	(4)

Total deferred tax liabilities	(290)	(364)

Net recorded deferred tax asset	$3,536	$2,861

It is the Bank’s policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes. There were no interest or penalties accrued during the year. The Bank’s federal and state income tax returns are subject to examination for the years 2006, 2007 and 2008.

Note K - Savings Plan

The Company maintains a contributory savings plan under Section 401(k) of the Internal Revenue Code covering all employees who have completed three months of service and are at least eighteen years of age. Under the plan, employee contributions are matched by the Company in an amount equal to 100% of the first 6% of compensation contributed by the employee. Total savings plan expense for the years ended December 31, 2009, 2008 and 2007 was $114,000, $223,000 and $208,000, respectively.

Note L - Stock Options

During 2008, the Board of Directors and shareholders of the Bank approved a Non-Qualified Stock Option Plan for certain original directors of the Bank, and 250,000 shares of authorized and unissued stock were reserved for award.

In 2008, the Board of Directors and shareholders of the Bank amended the Incentive Stock Option Plan for officers and key employees, originally approved in 2004, to increase the number of shares available for award by 159,571. Under the provisions of the Plan, grants are made at the discretion of an administrative committee appointed by the Board of Directors at the fair value of the stock on the date of grant. The Board originally reserved 326,700 shares of authorized and unissued stock for grant.

In 2004, the Board of Directors and shareholders of the Company approved the MidCarolina Financial Corporation Omnibus Stock Ownership and Long Term Incentive Plan (“2004 Omnibus Plan”) for officers and key employees. Under the provisions of the 2004 Omnibus Plan, Rights (as defined in the 2004 Omnibus Plan) are awarded at the discretion of an administrative committee appointed by the Board of Directors at the fair value of the stock on the date of grant. The Board reserved 412,500 shares of authorized and unissued stock for grant.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2007 reflecting the effects of stock splits in the form of stock dividends declared, including the 25% stock split in the form

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

of a stock dividend declared in December 2006 and distributed in January 2007, the 10% stock split in the form of a stock dividend declared in May 2006 and distributed in June 2006, the 25% stock split in the form of a stock dividend distributed in November 2005, and the 20% stock split in the form of a stock dividend declared in 2004 and distributed in 2005:

	Outstanding Options		Exercisable Options
	Number shares	Average Exercise Price	Number shares	Aggregate Exercise Price
At December 31, 2008	295,929	$9.04	219,252	$9.13
Options granted/vested	99,500	7.25	89,538	7.25
Options exercised	—	—	—	—
Options forfeited	—	—	—	—

Outstanding at December 31, 2009	359,429	$8.59	308,790	$8.70

The weighted average remaining contractual term of options outstanding and options exercisable at December 31, 2009 is 6.93 years and 6.43 years, respectively.

The estimated per share fair value of options granted together with the assumptions used in estimating these fair values, are displayed below:

	2009	2008	2007
Estimated fair value of options granted	$2.87	$3.16	$3.60

The risk-free interest rate is based upon a U.S. Treasury instrument with a life that is similar to the expected life of the option grant. Expected volatility is based upon the historical volatility of the Company based upon the previous 3 years trading history. The expected term of the options is based upon the average life of previously issued stock options. The expected dividend yield is based upon current yield on date of grant. No post-vesting restrictions exist for these options. The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees in the year ended December 31, 2009, 2008 and 2007.

The estimated average per share fair value of options granted, using the Black-Scholes methodology, together with the assumptions used in estimating those fair values, are displayed below.

	2009	2008	2007
Assumptions in estimating option values:
Risk-free rate	2.40%	3.22%	4.71%
Dividend yield	0%	0%	0%
Volatility	30.13%	29.26%	26.87%
Expected life	8.0 years	6.5 years	3 years

For the years ended December 31, 2009, 2008 and 2007, the intrinsic value of options exercised was approximately:

2009	2008	2007
$ —	$2.6 million	$971,000

There were no options exercised during 2009. Cash received from options exercised under all share-based payment arrangements for years ended December 31, 2008 and 2007 were approximately $792,000 and $279,000, respectively. The actual tax benefit in shareholders equity realized for the tax deduction from option exercise in the share-based payment arrangements totaled $498,000 for the year ended December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

The unrecognized compensation expense for outstanding options at December 31, 2009 was $576,000 which will be recognized over the vesting period of each award.

Note M - Officers’ Deferred Compensation

In 2002, the Company implemented a non-qualifying deferred compensation plan for certain key executive officers. The Company has purchased life insurance policies on the participating officers in order to offset the cost of benefit payments. Benefits for each officer participating in the plan will accrue and vest during the period of employment, and will be paid in monthly benefit payments over the participant’s life after retirement. The plan also provides for payment of disability or death benefits in the event a participating officer becomes permanently disabled or dies while employed at the Bank. Provisions of $192,000 in 2009, $180,000 in 2008 and $278,000 in 2007 were expensed for future benefits to be provided under this plan. The total liability under this plan was $ 1.3 million at December 31, 2009 and $1.1 million at December 31, 2008 and is included in accrued expenses and other liabilities in the accompanying consolidated statements of financial condition.

Note N - Employment Agreement

The Company has entered into employment agreements with certain key officers to ensure a stable and competent management base. In the event of a change in control of the Company, as defined in the agreements, the acquirer will be bound to the terms of the agreements.

Note O - Contingent Liabilities and Commitments

The Company’s consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, letters of credit and commitments to sell loans.

A summary of the Company’s commitments and contingent liabilities at December 31, 2009 is as follows (amounts in thousands):

2009
Unfunded commitments to extend credit under existing equity line and commercial lines of credit	$64,556
Commitments to sell loans held for sale	228
Financial standby letters of credit, net	2,865

Commitments to originate new loans or extend credit and letters of credit all include exposure to some credit loss in the event of nonperformance by the customer. The Company’s credit policies and procedures for credit commitments are the same as those for extensions of credit that are recorded in the balance sheets. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company. The Company has not incurred any losses on its commitments in 2009, 2008 or 2007.

The capital and credit markets have experienced volatility for more than a year. More recently, the volatility and disruption has increased, and the markets have produced a downward pressure on stock prices and credit availability for many issuers without regard to their underlying financial strength. This has been particularly the case with respect to financial institutions, and the market prices of the stock of financial services companies in general, including the Company’s, are at their lowest levels in recent history. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on the Company’s ability to access capital and on our business, financial condition and results of operations.

Commitments to sell loans held for sale are agreements to sell loans to a third party at an agreed upon price. The aggregate fair value of the commitments is immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

Financial standby letters of credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Note P - Shareholders’ Equity

Regulatory Matters

As a North Carolina banking corporation, the Bank may pay cash dividends to the Company only out of undivided profits as determined pursuant to North Carolina banking laws. However, regulatory authorities may limit payment of dividends when it is determined that such a limitation is in the public interest and is necessary to ensure a bank’s financial soundness.

The Bank is subject to the capital requirements of the FDIC. The FDIC requires the Bank to maintain minimum ratios of Tier I capital to total risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. To be “well-capitalized,” the FDIC requires ratios of Tier I capital to risk-weighted assets and total capital to risk-weighted assets of 6% and 10%, respectively. Tier I capital consists of total shareholders’ equity calculated in accordance with accounting principles generally accepted in the United States of America less intangible assets, and total capital is comprised of Tier I capital plus certain adjustments, the only one of which applicable to the Bank is the allowance for loan losses. Risk-weighted assets refer to the on- and off-balance sheet exposures of the Bank adjusted for their relative risk levels using formulas set forth in FDIC regulations. The Bank is also subject to a FDIC leverage capital requirement, which calls for a minimum ratio of Tier I capital to quarterly average total assets of 4% and a ratio of 5% to be “well-capitalized.”

As of December 31, 2009 and 2008, the Bank’s capital ratios exceeded levels deemed “well-capitalized” under the regulatory framework for prompt corrective action. There are no events or conditions since the notification that management believes have changed the Bank’s category.

	For the Bank		Minimum Requirements
	Capital Amount	Capital Ratio	For Capital Adequacy	To Be Well Capitalized
	(Dollars in thousands)
As of December 31, 2009
Tier I capital (to risk-weighted assets)	$48,436	10.54%	4.00%	6.00%
Total capital - Tier II capital
(to risk-weighted assets)	54,197	11.80%	8.00%	10.00%
Leverage - Tier I capital (to average assets)	48,436	8.67%	4.00%	5.00%
As of December 31, 2008
Tier I capital (to risk-weighted assets)	$46,135	9.97%	4.00%	6.00%
Total capital - Tier II capital
(to risk-weighted assets)	51,767	11.19%	8.00%	10.00%
Leverage - Tier I capital (to average assets)	46,135	8.68%	4.00%	5.00%

The Company is also subject to these capital requirements except for the prompt corrective action requirements of the FDIC. At December 31, 2009, the Company’s total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets were 11.93%, 10.67% and 8.79%, respectively. At December 31, 2008, the Company’s total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets were 11.27%, 10.05% and 8.77%, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

Note Q - Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures, requires a company to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Finally, the fair value estimates presented herein are based on pertinent information available to management as of December 31, 2009 and 2008, respectively.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks, Federal Funds Sold and Interest-Earning Deposits

The carrying amounts for cash and due from banks, federal funds sold and interest-earning deposits approximate fair value because of the short maturities of those instruments. These instruments are considered cash and cash equivalents.

Investment Securities

Fair value for investment securities, excluding FHLB stock, is based on quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of FHLB stock approximates fair value based on the redemption provisions of the FHLB.

Loans Held for Sale

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans

For certain homogeneous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. However, the values derived likely do not represent exit prices due to the distressed market conditions; therefore, incremental market risks and liquidity discounts of approximately 2% were subtracted to reflect the illiquid and distressed conditions at December 31, 2009. There was no application of market and liquidity discounts reflected at December 31, 2008.

Investment in Life Insurance

The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Deposits, Short-term Borrowings and Long-term Debt

Deposits and short-term borrowings without a stated maturity, or insignificant term to maturity, including demand, interest bearing demand, savings accounts and FHLB borrowings are reported at their carrying value. No value has been assigned to the franchise value of deposits. For other types of deposits and long-term debt, with fixed rates and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

longer maturities is estimated based upon the discounted value of projected future cash outflows using the rates currently offered for instruments of similar remaining maturities.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and accrued interest payable are assumed to approximate fair values.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk discussed in Note O, it is not practicable to estimate the fair value of future financing commitments.

The following table presents the carrying values and estimated fair values of the Company’s financial instruments at December 31, 2009 and 2008:

	Carrying value	Estimated fair value

	(Amounts in thousands)
As of December 31, 2009
Financial assets:
Cash and cash equivalents	$9,429	$9,429
Investment securities available for sale	70,719	70,719
Loans held for sale	228	228
Loans, net	430,780	424,087
Federal Home Loan Bank stock	2,322	2,322
Investment in life insurance	8,179	8,179
Accrued interest receivable	2,150	2,150
Financial liabilities:
Deposits	$465,020	$462,740
Short-term borrowings	520	520
Long-term debt	33,674	34,684
Accrued interest payable	485	485
As of December 31, 2008
Financial assets:
Cash and cash equivalents	$15,734	$15,734
Investment securities available for sale	71,124	71,124
Loans held for sale	—	—
Loans, net	429,030	430,502
Federal Home Loan Bank stock	1,969	1,969
Investment in life insurance	7,893	7,893
Accrued interest receivable	2,108	2,108
Financial liabilities:
Deposits	$467,948	$472,000
Short-term borrowings	—	—
Long-term debt	33,764	34,244
Accrued interest payable	626	626

Note R – Fair Value Measurements

The Company adopted FASB’s Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, effective January 1, 2009, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

available-for-sale are recorded at fair value on a recurring basis. From time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale and other real estate owned. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting write-downs of individual assets.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds, private label collateralized mortgage obligations and corporate debt securities.

Securities classified as Level 3 include asset-backed securities and corporate debt securities in less liquid markets.

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subject to nonrecurring fair value adjustments as Level 2.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as impaired, management measures impairment on an individual basis. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. As of December 31, 2009, the Bank identified $11.0 million in impaired loans. Of these impaired loans, $8.2 million were identified to have impairment of $1.2 million for a net fair value of $7.0 million. At December 31, 2008, loans with a book value of $4.0 million were evaluated for impairment. Of this total, $3.3 million required a specific allowance totaling $520 thousand for a net fair value of $2.8 million. The determination of impairment was based on the estimated fair market value of collateral for each loan determined through the use of appraisals and subjected to further discounts by management, which is considered to be a Level 3 input.

Other Real Estate Owned

Other real estate owned is adjusted to fair value at the date of transfer subject to future impairment. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When fair value of the collateral is based on an observable market price or a current appraised value, the Company records the other real estate owned as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the other real estate owned as nonrecurring Level 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

The following table summarizes quantitative disclosures about the fair value measurement for each category of assets carried at fair value as of December 31, 2009 (Dollars in thousands):

Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities:
US Agency securities	$12,057	$—	$12,057	$—
Mortgage backed securities	24,918	—	24,918	—
Private label CMO’s	4,975	—	4,975	—
State and municipal securities	28,449	—	28,449	—
Subordinated debenture	320	—	—	320

	70,719	—	70,399	320
Impaired loans	7,042	—	—	7,042
Other real estate owned	2,876	—	—	2,876

The table below presents the balances of assets and liabilities measured at fair value, as of December 31, 2008 (Dollars in thousands):

		Fair Value Measurements at December 31, 2008, Using
Description	Assets/Liabilities Measured at Fair Value 12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$71,124	$—	$68,349	$2,775
Impaired loans	2,821	—	—	2,821
Foreclosed real estate	1,608	—	—	1,608

The table below presents reconciliation for the period of December 31, 2008 to December 31, 2009 for all Level 3 assets that are measured at fair value on a recurring basis. At December 31, 2009, $2.3 million of securities were transferred from Level 3 to Level 2 resulting from enhanced measurement capabilities of third party valuations.

Available-for-sale securities
(Dollars in thousands)
Beginning Balance December 31, 2008	$2,775
Total realized and unrealized gains or losses:
Included in earnings	(130)
Included in other comprehensive income
Purchases, issuances and settlements	—
Transfers in (out) of Level 3	(2,325)

Ending Balance December 31, 2009	$320

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

Note S - Parent Company Financial Data

The Company’s condensed statement of financial condition as of December 31, 2009 and 2008, and its related condensed statements of operations and cash flows for the three year period ended December 31, 2009, are as follows:

Condensed Statement of Financial Condition

December 31, 2009 and 2008

(Amounts in thousands)

	2009	2008
Assets:
Investment in subsidiaries	$48,302	$45,516
Other assets	698	550

Total assets	$49,000	$46,066

Liabilities and Shareholders’ Equity:
Liabilities:
Junior subordinated debentures	$8,764	$8,764
Other liabilities	51	106

Total liabilities	8,815	8,870

Shareholders’ Equity:
Preferred stock	4,819	4,819
Common stock	14,958	14,626
Retained earnings	20,805	18,635
Accumulated other comprehensive loss	(397)	(884)

Total shareholders’ equity	40,185	37,196

Total liabilities and shareholders’ equity	$49,000	$46,066

Condensed Statements of Operations

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands)

	2009	2008	2007
Undistributed earnings of subsidiaries	$1,755	$3,105	$4,354
Subsidiary dividend income	980	1,140	1,155
Interest expense	(359)	(571)	(742)
Income tax benefit	—	—	120

Net income	2,376	3,674	4,887
Dividends on preferred stock	(417)	(417)	(417)

Net income available to common shareholders	$1,959	$3,257	$4,470

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

Condensed Statements of Cash Flow

Years ended December 31, 2009, 2008 and 2007

(Amounts in thousands)

	2009	2008	2007
Cash flows from operating activities:
Net income	$2,376	$3,674	$4,887
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings of subsidiaries	(1,755)	(3,105)	(4,354)
Stock compensation expense	332	46	14
Amortization	9	9	8
Increase in other assets	(157)	(144)	(117)
Increase (decrease) in other liabilities	(55)	(18)	(7)

Net cash provided by operating activities	750	462	431

Cash flows from investing activities:
Capital contributions to bank subsidiary	(333)	(1,335)	(283)

Net cash used by investing activities	(333)	(1,335)	(283)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	792	279
Tax benefit from exercise of stock options	—	498	—
Purchase of fractional common shares	—	—	(10)
Non-cumulative perpetual preferred stock dividends paid	(417)	(417)	(417)

Net cash (used) provided by financing activities	(417)	873	(148)

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning	—	—	—

Cash and cash equivalents, ending	$—	$—	$—

MIDCAROLINA FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	September 30, 2010 (Unaudited)	December 31, 2009(*)
	(Dollars in thousands, except Share data)
ASSETS
Cash and due from banks	$1,551	$1,581
Federal funds sold and interest-earning deposits	32,246	7,848
Investment securities available for sale	78,240	70,719
Loans held for sale	2,526	228
Loans	410,261	438,087
Allowance for loan losses	(8,816)	(7,307)

NET LOANS	401,445	430,780
Investment in stock of Federal Home Loan Bank of Atlanta	2,156	2,322
Investment in life insurance	8,435	8,179
Premises and equipment, net	6,772	7,063
Other assets	18,928	12,284

TOTAL ASSETS	$552,299	$541,004

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Noninterest-bearing demand deposits	$42,400	$41,655
Interest-bearing demand deposits	233,514	144,839
Savings	13,740	8,266
Time	194,818	270,260

TOTAL DEPOSITS	484,472	465,020
Short-term borrowings	—	520
Long-term borrowings	23,764	33,764
Accrued expenses and other liabilities	2,110	1,515

TOTAL LIABILITIES	510,346	500,819

Shareholders’ equity:
Noncumulative, perpetual preferred stock, no par value, 20,000,000 shares authorized; 5,000 shares issued and outstanding at September 30, 2010 and December 31, 2009	4,819	4,819
Common stock, no par value; 80,000,000 shares authorized; 4,927,828 shares issued and outstanding at September 30, 2010 and December 31, 2009, respectively	15,118	14,958
Retained earnings	21,368	20,805
Accumulated other comprehensive income (loss)	648	(397)

TOTAL SHAREHOLDERS’ EQUITY	41,953	40,185

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$552,299	$541,004

*	Derived from audited consolidated financial statements.

See accompanying notes.

MIDCAROLINA FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Amounts in thousands, except per share data)
INTEREST INCOME
Loans and loan fees	$5,741	$6,154	$17,427	$18,149
Investment securities:
Taxable	367	502	1,231	1,769
Tax-exempt	272	334	861	848
Federal funds sold and interest-earning deposits	22	17	50	21

TOTAL INTEREST INCOME	6,402	7,007	19,569	20,787

INTEREST EXPENSE
Demand deposits	769	390	2,140	1,022
Savings	27	4	56	14
Time	993	1,753	3,445	6,152
Short-term borrowings	—	—	—	15
Long-term borrowings	233	307	767	943

TOTAL INTEREST EXPENSE	2,022	2,454	6,408	8,146

NET INTEREST INCOME	4,380	4,553	13,161	12,641
PROVISION FOR LOAN LOSSES	1,543	950	5,018	2,885

NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES	2,837	3,603	8,143	9,765

NON-INTEREST INCOME
Service charges on deposits accounts	171	214	533	703
Gain on sale of loans	238	169	501	590
Income from brokerage activities	58	109	178	213
Increase in cash surrender value of life insurance	79	36	256	178
Gain (loss) on sale of available for sale investments	(11)	12	23	198
Impairment on nonmarketable investments	—	—	—	(126)
Total other-than-temporary impairment loss	(114)	(678)	(188)	(1,076)
Portion of loss recognized in other comprehensive income	111	624	159	946

Net impairment loss recognized in earnings	(3)	(54)	(29)	(130)
Other (Note F)	113	273	424	451

TOTAL NON-INTEREST INCOME	645	759	1,886	2,077

NON-INTEREST EXPENSE
Salaries and employee benefits	1,297	1,301	3,898	4,277
Occupancy and equipment	358	388	1,127	1,179
Other outside services	172	101	482	272
Data processing	324	236	907	647
Office supplies and postage	78	96	260	259
Deposit and other insurance	283	356	732	830
Professional and other services	100	129	412	499
Advertising	71	60	268	272
(Gain) loss on sale and costs of foreclosed real estate	26	72	126	68
Other (Note F)	367	193	755	554

TOTAL NON-INTEREST EXPENSE	3,076	2,932	8,967	8,857

INCOME BEFORE
INCOME TAXES	406	1,430	1,062	2,976
INCOME TAXES	17	484	186	871

NET INCOME	389	946	876	2,105
Dividends on preferred stock	104	104	313	313

Net income available to common shareholders	$285	$842	$563	$1,792

NET INCOME PER COMMON SHARE
Basic	$.06	$.17	$.11	$.36

Diluted	$.06	$.17	$.11	$.36

See accompanying notes.

MIDCAROLINA FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Dollars in thousands)
Net income	$389	$946	$876	$2,105

Other comprehensive income:
Securities available for sale:
Unrealized holding gains on available-for-sale securities	1,360	2,317	1,853	3,039
Tax effect	(524)	(893)	(714)	(1,172)
Reclassification of net (gains) losses recognized in net income	11	(12)	(23)	(198)
Tax effect	(4)	5	9	76
Reclassification of impairment loss recognized in net income	3	54	29	130
Tax effect	(1)	(21)	(11)	(50)
Portion of other-than-temporary impairment loss recognized in other comprehensive income	(111)	(624)	(159)	(946)
Tax effect	43	237	61	365

Total other comprehensive income	776	1,063	1,045	1,244

COMPREHENSIVE INCOME	$1,165	$2,009	$1,921	$3,349

See accompanying notes.

MIDCAROLINA FINANCIAL CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (Unaudited)

	Preferred stock		Common stock		Retained	Accumulated other com- prehensive	Total shareholders’
	Shares	Amount	Shares	Amount	earnings	income (loss)	equity
	(Amounts in thousands, except share data)
Balance at December 31, 2009	5,000	$4,819	4,927,828	$14,958	$20,805	$(397)	$40,185
Net income	—	—	—	—	876	—	876
Other comprehensive income	—	—	—	—	—	1,045	1,045
Stock based compensation	—	—	—	160	—	—	160
Preferred dividends paid	—	—	—	—	(313)	—	(313)

Balance at September 30, 2010	5,000	$4,819	4,927,828	$15,118	$21,368	$648	$41,953

See accompanying notes.

MIDCAROLINA FINANCIAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
	2010	2009
	(Amounts in thousands)
Operating Activities
Net income	$876	$2,105
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	430	430
(Accretion) amortization on investment securities available for sale	21	(12)
Provision for loan losses	5,018	2,885
Gain on sale of investment securities available for sale	(23)	(198)
Impairment on nonmarketable investment	—	126
Other-than-temporary impairment on investment securities available for sale	29	130
Deferred tax expense	625	991
Gain on sale of loans	(501)	(590)
Origination of loans held for sale	(23,388)	(32,598)
Proceeds from sales of loans held for sale	21,591	31,976
Increase in cash surrender value life insurance	(256)	(178)
Net loss on sale foreclosed real estate	126	68
Stock based compensation expense	160	293
Changes in assets and liabilities:
(Increase) decrease in other assets	(3,192)	(1,856)
Increase (decrease) in accrued expenses and other liabilities	(63)	(387)

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,453	3,185

Investing Activities
Purchases of investment securities available for sale	(62,490)	(30,889)
Maturities and calls of investment securities available for sale	—	834
Principal paydowns on investment securities available for sale	5,185	7,301
Sales of investment securities available for sale	51,460	24,394
Net (increase) decrease in loans from originations and principal repayments	18,898	(11,255)
(Purchase) redemption of FHLB stock	166	(353)
Purchases of premises and equipment	(133)	(158)
Proceeds from sale of foreclosed real estate	1,210	933

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	14,296	(9,193)

Financing Activities
Net increase in deposits	19,452	13,920
Net decrease in short-term borrowings	(520)	—
Net decrease in long-term borrowings	(10,000)	—
Preferred stock dividends paid	(313)	(313)

NET CASH PROVIDED BY FINANCING ACTIVITIES	8,619	13,607

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,368	7,599
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,429	15,734

CASH AND CASH EQUIVALENTS, END OF PERIOD	$33,797	$23,333

Supplemental disclosure of cash flow information
Cash paid for interest	$6,531	$8,146
Loans transferred to foreclosed real estate	$5,419	$2,764

See accompanying notes.

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE A - BASIS OF PRESENTATION

The consolidated financial statements include the accounts and transactions of MidCarolina Financial Corporation (the “Company”) and its wholly-owned subsidiary MidCarolina Bank (the “Bank”). All intercompany transactions and balances have been eliminated in consolidation. In management’s opinion, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of September 30, 2010 and for the three month and nine month periods ended September 30, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, as well as the amounts of income and expense during the reporting period. Actual results could differ from those estimates. Operating results for the three month and nine month periods ended September 30, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2010.

The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the consolidated financial statements filed as part of the Company’s annual report on Form 10-K. This quarterly report should be read in conjunction with such annual report.

Prior period amounts may have been reclassified for proper presentation. The Company reclassified $72,000 of net loss on sale of foreclosed real estate for the three month period ended September 30, 2009 and $68,000 of net loss on sale of foreclosed real estate for the nine month period ended September 30, 2009, respectively, from non-interest income to non-interest expense. The reclassification did not impact net income for the period.

NOTE B - COMMITMENTS

At September 30, 2010, loan commitments were as follows (in thousands):

Commitments to extend credit	$6,206
Undisbursed lines of credit	49,876
Standby letters of credit	2,596
Commitments to sell loans held for sale	2,526

NOTE C - PER SHARE DATA

Diluted earnings per share reflect additional shares of common stock that would have been outstanding if dilutive potential shares had been issued. For the three month and nine month periods ended September 30, 2010 there were 371,504 options that were antidilutive. For the three month and nine month periods ended September 30, 2009 there were 268,571 options that were antidilutive.

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE C - PER SHARE DATA (Continued)

The weighted average number of shares of common stock outstanding or assumed to be outstanding are summarized below:

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2010	2009	2010	2009
Weighted average number of shares used in computing basic net income per share	4,927,828	4,927,828	4,927,828	4,927,828
Effect of dilutive stock options	—	4,264	—	3,458

Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	4,927,828	4,932,092	4,927,828	4,931,286

NOTE D – INVESTMENT SECURITIES

The following is a summary of investment securities by major classification at September 30, 2010 and December 31, 2009:

	September 30, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(Amounts in thousands)
Securities available for sale:
U.S. government agency securities	$13,079	$114	$—	$13,193
Mortgage-backed securities	27,355	351	19	27,687
GSE CMO’s	3,758	76	—	3,834
Private Label CMO’s	858	—	111	747
State and municipal	31,635	962	123	32,474
Subordinated debentures	500	—	195	305

Total	$77,185	$1,503	$448	$78,240

	December 31, 2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(Amounts in thousands)
Securities available for sale:
U.S. government agency securities	$12,113	$13	$69	$12,057
Mortgage-backed securities	23,690	1,246	19	24,917
Private label CMO’s	5,683	6	713	4,976
State and municipal	29,379	191	1,121	28,449
Subordinated debentures	500	—	180	320

Total	$71,365	$1,456	$2,102	$70,719

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE D – INVESTMENT SECURITIES (Continued)

The following tables show investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at September 30, 2010 and December 31, 2009. The Company had 8 securities with gross unrealized losses at September 30, 2010. These securities include three mortgaged-backed securities, one private label collateralized mortgage obligation, three state and municipal securities and one subordinated debenture. The Company had 33 securities with gross unrealized losses at December 31, 2009. These securities include three U.S. government agency securities, one mortgage-backed security, seven private label collateralized mortgage obligations, 21 state and municipal securities and one subordinated debenture. At September 30, 2010 two of the state and municipal securities, one mortgage backed security and one subordinated debenture reported unrealized losses for 12 consecutive months or longer. Management feels that the unrealized loss is attributable to a limited market for trading these types of securities and the interest rate spreads. Except as noted in the table below, all unrealized losses on investment securities are considered by management to be temporarily impaired given the credit ratings on these investment securities and/or the short duration of the unrealized loss.

	September 30, 2010
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(Amounts in thousands)
Securities available for sale:
U.S. government agency securities	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	3,956	19	—	—	3,956	19
State and municipal	884	12	2,669	111	3,553	123
Subordinated debentures	—	—	305	195	305	195

Total temporarily impaired securities	$4,840	$31	$2,974	$306	$7,814	$337

Other than temporary impairment
Private label CMO’s	$—	$—	$747	$111	$747	$111

Total other than temporarily impaired securities	$—	$—	$747	$111	$747	$111

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE D – INVESTMENT SECURITIES (Continued)

	December 31, 2009
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(Amounts in thousands)
Securities available for sale:
U.S. government agency securities	$7,095	$69	$—	$—	$7,095	$69
Mortgage-backed securities	2,039	19	—	—	2,039	19
Private label CMO’s	—	—	2,295	405	2,295	405
State and municipal	9,042	273	7,384	848	16,426	1,121
Subordinated debentures	—	—	320	180	320	180

Total temporarily impaired securities	$18,176	$361	$9,999	$1,433	$28,175	$1,794

Other than temporary impairment
Private label CMO’s	$1,051	$153	$729	$155	$1,780	$308

Total other than temporarily impaired securities	$1,051	$153	$729	$155	$1,780	$308

The aggregate amortized cost and fair value of debt securities at September 30, 2010, by remaining contractual maturity, are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	Available for Sale
	Amortized cost	Fair value
	(Amounts in thousands)
U.S. Agency securities:
Due within 1 year	$7,010	$7,016
Due in 1 year through 5 years	5,069	5,168
Due after 5 years through 10 years	1,000	1,009
Due after 10 years	—	—
State and municipal securities:
Due within 1 year	—	—
Due in 1 year through 5 years	6,575	6,689
Due after 5 years through 10 years	13,367	13,920
Due after 10 years	11,693	11,865
Other:
Due in 5 year through 10 years	500	305
Due after 10 years	—	—
GSE CMOs	3,758	3,833
Private label CMOs	858	748
Mortgage-backed securities	27,355	27,687

Total	$77,185	$78,240

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE D – INVESTMENT SECURITIES (Continued)

Proceeds from sales of investment securities available for sale amounted to $51.4 million and $24.4 million for the nine months ended September 30, 2010 and September 30, 2009, respectively. Gross realized gains from the sale of investment securities available for sale amounted to $853,000 and $241,000 for the nine months ended September 30, 2010 and September 30, 2009, respectively. Aggregate realized losses from the sale of investment securities available for sale amounted to $830,000 and $43,000 for the nine months ended September 30, 2010 and September 30, 2009, respectively. Net realized gains from the sales of securities available for sale amounted to $23,000 and $198,000 for the nine months ended September 30, 2010 and September 30, 2009, respectively. An impairment charge of $126,000 on a nonmarketable investment was realized during the nine month period ended September 30, 2009. Realized losses from the impairment of private label mortgage backed securities amounted to $29,000 for the nine months ended September 30, 2010 and $130,000 for the nine months ended September 30, 2009 resulting from increased default rates on underlying collateral payments and credit rating deterioration.

Gross gains on available for sale securities for the three month period ended September 30, 2010 were $301,000. For the three month period ended September 30, 2009 gross gains on available for sale securities were $54,000. Gross losses on available for sale securities for the three month period ended September 30, 2010 were $312,000. For the three month period ended September 30, 2009 gross losses on available for sale securities were $43,000. Net realized losses from the sales of securities available for sale amounted to $11,000 for the three months ended September 30, 2010 and net realized gains from the sales of securities available for sale amounted to $12,000 for the three months ended September 30, 2009.

Investment securities with amortized cost of $26.2 million and fair value of $26.5 million at September 30, 2010 were pledged to secure public monies on deposit as required by law.

Debt securities were divided into two groups: those rated investment grade by at least one nationally-recognized rating agency and those rated below investment grade by all nationally-recognized agencies. Impairment of debt securities consistently rated investment grade is considered temporary unless specific contrary information is identified. None of the debt securities consistently rated investment grade were considered to be other-than-temporarily impaired at September 30, 2010. The Company elected to sell a private label CMO with a book value of $1.0 million that was rated below investment grade for a loss of $233,000 during the third quarter of 2010 which is included in the three and nine month results ended September 30, 2010 above. One debt security rated below investment grade (a private label CMO) was considered to be other-than-temporarily impaired at September 30, 2010.

At September 30, 2010, the aggregate unrealized loss on the private label mortgage-backed security totaled $114,000 before recognition of any other-than-temporary impairment charges. Impairment of this security was evaluated to determine if we expect to not recover the entire amortized cost basis of the security. This evaluation was based on projections of estimated cash flows on individual loans underlying each security using current and anticipated changes in unemployment and default rates, decreases in housing prices and increases in loss severity at foreclosure. Impairment charges totaled $29,000 for the nine month period ended September 30, 2010.

The primary assumptions used in this evaluation were:

Prepayment - starting with current refinancing and payoff prepayment vector statistics based on information derived from the trustee. The bond’s prepayment vector anticipates a 6 VPR for 3 months and then returning to historical norms of 4 VPR to maturity

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE D – INVESTMENT SECURITIES (Continued)

Loss severity – the estimated foreclosure rate is 45% through 2010 and 35% thereafter, through maturity. Loss severity includes estimated holding and disposal expenses.

Default rate – The model takes the consumer default rate from the mortgage backed bonds 2 month average default rate from 17.3% over the next 24 months and down to 4% through maturity.

Discount rate - estimated cash flows were discounted at 6.00% based on our purchase yields.

The evaluation uses an adjusted loan to value ratio as part of our evaluation of whether the unrealized losses on these securities are temporary or other-than-temporary. The adjusted loan to value ratio is based on the original loan to value ratio inherent in the security, adjusted for changes in housing prices, prepayment speeds, default rates and credit enhancements. A higher adjusted loan to value ratio indicates a greater likelihood that projected cash flows may result in losses. A shortfall between our current amortized cost and the present value of expected cash flows we are likely to collect, based on all available information, is referred to as the credit loss, which is the amount recognized in net income.

Based on our evaluation, a portion of the unrealized loss for one security was identified as credit impairment and charged to earnings for the three months ended September 30, 2010.

The following table shows a roll forward of the amount related to credit losses recognized on debt securities held by the Company for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Amounts in thousands)
Balance of credit losses on debt securities at the beginning of the period	$174	$76	$148	$—
Additional increase related to the credit loss for which an other-than-temporary impairment was previously recognized	3	54	29	130

Balance of credit losses on debt securities at the end of the current period	$177	$130	$177	$130

At September 30, 2010, the balance of Federal Home Loan Bank (“FHLB”) of Atlanta stock held by the Company is $2.2 million. On May 11, 2010 the FHLB announced that it would pay a dividend for the first quarter of 2010. On June 30, 2010, the FHLB also announced its intentions of repurchasing up to $300 million of its stockholders’ capital that its “members” owned in excess of amounts the members are required to own. This repurchase was transacted on July 15, 2010. On July 29, 2010 the FHLB announced that it would pay a dividend for the second quarter of 2010. On October 29, 2010 the FHLB announced that it would pay a dividend for the third quarter of 2010. The FHLB also announced on October 29, 2010 its intentions of repurchasing up to $300 million of its stockholders’ capital that its “members” owned in excess of amounts the members are required to own. This repurchase is to take place on November 15, 2010. Given this, management believes that its investment in FHLB stock was not other-than-temporarily impaired as of September 30, 2010. However, there can be no assurance that

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE D – INVESTMENT SECURITIES (Continued)

the impact of recent or future legislation on the Federal Home Loan Banks will not also cause a change in the value of the FHLB stock held by the Company.

NOTE E - LOANS

Following is a summary of loans at each of the balance sheet dates presented:

	At September 30, 2010		At December 31, 2009
	Amount	Percent of Total	Amount	Percent of Total
	(In thousands)
Construction loans	$49,797	12.14%	$67,635	15.44%
Commercial mortgage loans	173,226	42.22%	174,926	39.93%
Home equity lines of credit	44,503	10.85%	44,627	10.19%
Residential mortgage loans	76,525	18.65%	81,377	18.57%

Total real estate	344,051		368,565
Commercial and industrial loans	60,253	14.69%	64,173	14.65%
Loans to individuals	5,949	1.45%	5,383	1.22%

Subtotal	410,253	100.00%	438,121	100.00%

Net deferred loan fees	8		(34)

Loans	$410,261		$438,087

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE F - NON-INTEREST INCOME AND NON-INTEREST EXPENSE

The major components of other non-interest income are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(In thousands)
Debit card income	$74	$63	$210	$174
ATM interchange income	2	2	6	6
Safe deposit rent	5	3	11	10
Check upcharge	8	6	22	19
Income from rental property	8	5	35	17
Insurance claim proceeds	—	194	90	194
Other	16	—	50	31

Total	$113	$273	$424	$451

The major components of other non-interest expense are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(In thousands)
Travel	$16	$13	$48	$52
Contributions	4	2	25	24
Director fees	53	39	141	129
Dues and memberships	16	6	22	18
Credit reports and filing fees	6	4	16	13
Franchise tax	30	31	90	82
Appraisals	29	1	84	17
Deposit charge offs	5	5	7	22
Loan collection expense	199	73	283	115
CDARS expense	2	17	21	60
Other	7	2	18	22

Total	$367	$193	$755	$554

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE G – FAIR VALUE MEASUREMENTS

The Company adopted FASB’s Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, effective January 1, 2009, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. From time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale and other certain assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting write-downs of individual assets.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds, private label collateralized mortgage obligations and corporate debt securities. Securities classified as Level 3 include asset-backed securities and corporate debt securities in less liquid markets.

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subject to nonrecurring fair value adjustments as Level 2.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as impaired, management measures impairment on an individual basis. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At September 30, 2010 loans with a carrying value of $29.8 million were evaluated for impairment. Of this total $ 11.0 million required a charge-off of $430,000, prior to period end and a specific allowance of $600,000, for a net fair value of $10.0 million at September 30, 2010. At December 31, 2009, the Company identified impaired loans of $11.0 million. Of this total, $8.2 million required a specific allowance totaling $1.2 million for a net fair value of $7.0 million. The determination of impairment was based on the estimated fair market value of collateral for each loan determined through the use of appraisals and subjected to further discounts by management for age of appraisals, geography of the collateral and historical experience in selling similar types of collateral, which are considered to be Level 3 inputs.

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE G – FAIR VALUE MEASUREMENTS (Continued)

Foreclosed Real Estate

Foreclosed real estate is initially recorded at the lesser of fair value or the balance of the foreclosed loan, less cost to sell, at the date of foreclosure. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed real estate as nonrecurring Level 2. In situations where current appraised values are unavailable or it is determined that the fair value of the collateral is further impaired below the appraised value and there is no observable market price, management will rely on significant discounts to account for the age of the most current appraised value available, geography of the foreclosed real estate and historical experience in selling similar types of foreclosed real estate. The Company records the foreclosed real estate under these significant unobservable inputs as nonrecurring Level 3.

Their were no significant transfers between the valuation of financial assets or liabilities between Levels 1 and 2 in the valuation hierarchy below. The following table summarizes quantitative disclosures about the fair value measurement for each category of assets carried at fair value as of September 30, 2010 (in thousands):

		Fair Value Measurements at September 30, 2010
Description	September 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities:
U.S Agency securities	$13,193	$—	$13,193	$—
Mortgage backed securities	27,687	—	27,687	—
GSE CMO’s	3,834	—	3,834	—
Private label CMO’s	747	—	747	—
State and municipal securities	32,474	—	32,474	—
Subordinated debenture	305	—	—	305

	78,240	—	77,935	305
Impaired loans	9,970	—	—	9,970
Foreclosed real estate	6,944	—	—	6,944

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE G – FAIR VALUE MEASUREMENTS (Continued)

The table below presents the balances of assets and liabilities measured at fair value, as of December 31, 2009 (in thousands):

		Fair Value Measurements at December 31, 2009
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable (Level 3)
Available for sale securities:
U.S Agency securities	$12,057	$—	$12,057	$—
Mortgage backed securities	24,917	—	24,917	—
CMO’s	4,976	—	4,976	—
State and municipal securities	28,449	—	28,449	—
Subordinated debenture	320	—	—	320

	70,719	—	70,399	320
Impaired loans	7,042	—	—	7,042
Foreclosed real estate	2,876	—	—	2,876

The table below presents reconciliation for the period of December 31, 2009 to September 30, 2010 for all Level 3 assets that are measured at fair value on a recurring basis.

Available-for-sale securities
(Dollars in thousands)
Beginning Balance December 31, 2009	$320
Total realized and unrealized gains or (losses):
Included in earnings	—
Included in other comprehensive income	(15)
Purchases, issuances and settlements
Transfers in (out) of Level 3	—

Ending Balance September 30, 2010	$305

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE H - FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC TOPIC 825 Financial Instruments, requires a company to disclose on an interim and annual basis the fair value of its financial instruments whether or not recognized in the balance sheet, where it is practical to estimate that value.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Finally, the fair value estimates presented herein are based on pertinent information available to management as of September 30, 2010 and December 31, 2009, respectively.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks, Federal Funds Sold and Interest-Earning Deposits

The carrying amounts for cash and due from banks, federal funds sold and interest-earning deposits approximate fair value because of the short maturities of those instruments. These instruments are considered cash and cash equivalents.

Investment Securities

Fair value for investment securities is based on quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions.

Loans Held for Sale

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans

For certain homogeneous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. However, the values derived likely do not represent exit prices due to the distressed market conditions; therefore, incremental market risks and liquidity discounts of approximately 8% were subtracted to reflect the illiquid and distressed conditions at September 30, 2010 and approximately 2% at December 31, 2009.

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE H - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Investment in Life Insurance

The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Deposits, Short-term Borrowings and Long-term Debt

Deposits and short-term borrowings without a stated maturity, or insignificant term to maturity, including demand, interest bearing demand, savings accounts and FHLB borrowings are reported at their carrying value. No value has been assigned to the core intangible value of deposits. For other types of deposits and long-term debt, with fixed rates and longer maturities is estimated based upon the discounted value of projected future cash outflows using the rates currently offered for instruments of similar remaining maturities.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and accrued interest payable are assumed to approximate fair values.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk discussed in Note B, it is not practicable to estimate the fair value of future financing commitments.

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE H - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the carrying values and estimated fair values of the Company’s financial instruments at September 30, 2010 and December 31, 2009:

	Carrying value	Estimated fair value
	(Amounts in thousands)
As of September 30, 2010
Financial assets:
Cash and cash equivalents	$33,797	$33,797
Investment securities available for sale	78,240	78,240
Loans held for sale	2,526	2,526
Loans, net of allowance	401,445	369,301
Federal Home Loan Bank stock	2,156	2,156
Investment in life insurance	8,435	8,435
Accrued interest receivable	1,797	1,797
Financial liabilities:
Deposits	$484,472	$489,801
Long-term debt	23,764	24,643
Accrued interest payable	362	362
As of December 31, 2009
Financial assets:
Cash and cash equivalents	$9,429	$9,429
Investment securities available for sale	70,719	70,719
Loans held for sale	228	228
Loans, net	430,780	424,087
Federal Home Loan Bank stock	2,322	2,322
Investment in life insurance	8,179	8,179
Accrued interest receivable	2,150	2,150
Financial liabilities:
Deposits	$465,020	$462,740
Short-term borrowings	520	520
Long-term debt	33,674	34,684
Accrued interest payable	485	485

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE I – RECENT ACCOUNTING PRONOUNCEMENTS

The FASB has issued the following updates since January 1, 2010:

Accounting Standards Update (ASU) No. 2010-09, Subsequent Events (“ASC 855”): Amendments to Certain Recognition and Disclosure Requirements. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The FASB believes these amendments remove potential conflicts with the SEC’s literature.

ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASC 820”): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require:

A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

Additionally, in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

•

For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

•	A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. Management has included required disclosures within the financial statements.

ASU 2010-20, Receivables (“ASC 310-30”): Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The objective of this ASU is for an entity to provide disclosures that facilitate financial statement users’ evaluation of the following:

•	The nature of credit risk inherent in the entity’s portfolio of financing receivables;

•	How that risk is analyzed and assessed in arriving at the allowance for credit losses; and

•	The changes and reasons for those changes in the allowance for credit losses.

MIDCAROLINA FINANCIAL CORPORATION

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

NOTE I – RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

To achieve these objectives, an entity should provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The ASU makes changes to existing disclosure requirements and includes additional disclosure requirements about financing receivables, including:

•	Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables;

•	The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and

•	The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses.

For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. These disclosures will be included in year-end 2010 reporting as applicable.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

NOTE J – SHAREHOLDERS’ EQUITY

During June 2010, the Bank’s Board of Directors entered into an agreement called a Memorandum of Understanding (the “Memorandum”) with the FDIC and North Carolina Commissioner of Banks under which the Bank will move in good faith to take various actions designed to improve the Bank’s lending procedures and other conditions related to its operations. The Memorandum provides for the Board to (i) review and formulate objectives relative to liquidity and growth, including a reduction in reliance on volatile liabilities, (ii) formulate plans for the reduction and improvement in adversely classified assets, (iii) review compliance with and, as necessary, modify written policies regarding asset/liability, investment and funds management, (iv) oversee and enforce loan underwriting procedures and implement policies regarding other real estate and an effective loan documentation system, (v) not pay any dividend without the approval of the regulators, (vi) review officer performance and consider additional staffing needs, and (vii) provide progress reports and submit various other information to the regulators.

During October 2010, the Company’s Board of Directors entered into a separate Memorandum of Understanding with the Federal Reserve Bank of Richmond (the “FRB”) under which the Company agreed, among other things, that it will not receive dividends from the Bank, pay dividends on the Company’s common or preferred stock or payments on its trust preferred securities, incur additional debt, or redeem any outstanding stock, without the FRB’s prior written approval.

APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION

between

AMERICAN NATIONAL BANKSHARES INC.

and

MIDCAROLINA FINANCIAL CORPORATION

December 15, 2010

A-i

ARTICLE 6.	CONDITIONS TO THE MERGER	A-35
6.1	General Conditions	A-35
6.2	Conditions to Obligations of ANB	A-35
6.3	Conditions to Obligations of MFC	A-36

ARTICLE 7.	TERMINATION	A-36
7.1	Termination	A-36
7.2	Effect of Termination	A-37
7.3	Non-Survival of Representations, Warranties and Covenants	A-37
7.4	Fees and Expenses	A-37

ARTICLE 8.	GENERAL PROVISIONS	A-39
8.1	Entire Agreement	A-39
8.2	Binding Effect; No Third Party Rights	A-39
8.3	Waiver and Amendment	A-39
8.4	Governing Law	A-39
8.5	Notices	A-40
8.6	Counterparts	A-40
8.7	Waiver of Jury Trial	A-41
8.8	Severability	A-41

LIST OF EXHIBITS

EXHIBIT 1.1	Plan of Merger
EXHIBIT 1.3(a)	Form of Amendment to Articles of ANB

A-ii

INDEX OF DEFINED TERMS

ANB	Recitals
ANB Benefit Plans	Section 3.4(1)
ANB Common Stock	Section 2.1(a)
ANB Common Certificates	Section 2.2(a)
ANB Merger	Section 1.3(c)
ANB Merger Sub	Recitals
ANB Preferred Certificates	Section 2.2(a)
ANB Series A Preferred Stock	Section 2.1(c)
ANB Stock Option	Section 2.4(a)
ANB Stockholder Approval	Section 3.4(c)(i)
ANB Subsidiary	Section 3.4(b)
ANB Technology Systems	Section 3.4(r)
Acquisition Transaction	Section 5.5(b)
American National	Section 1.3(c)
Available MFC Stock Plan Shares	Section 2.4(d)
Bank Reports	Section 3.3(e)(iii)
Closing Date	Section 1.2
Code	Recitals
Disclosure Schedule	Section 3.1(a)
Dissenting Shares	Section 2.6
ERISA	Section 3.3(l)(iii)
Effective Date	Section 1.2
Environmental Laws	Section 3.3(p)(v)
Environmental Claim	Section 3.3(p)(v)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(b)
FFIEC	Section 3.3(e)(iii)
GAAP	Section 3.3(e)(ii)
Governmental Authority	Section 5.6(a)
Intellectual Property	Section 3.3(r)
Joint Proxy Statement	Section 5.4(a)
Knowledge	Section 3.2(c)
Loans	Section 4.1(m)
MFC Benefit Plans	Section 3.3(l)(i)
MFC Capital Stock	Section 2.1(d)
MFC Common Stock	Section 2.1(b)
MFC Common Certificate	Section 2.1(e)
MFC Continuing Employees	Section 5.9(a)
MFC Directors	Section 1.3(b)
MFC Preferred Certificate	Section 2.1(f)
MFC Series A Preferred Stock	Section 2.1(c)
MFC Stock Option	Section 2.4(a)
MFC Stock Plan	Section 2.4(a)
MFC Stockholder Approval	Section 3.3(c)(i)
MFC Subsidiary	Section 3.3(b)
MFC Technology Systems	Section 3.3(r)
Material Adverse Effect	Section 3.2(b)
Materials of Environmental Concern	Section 3.3(p)(v)
Maximum Amount	Section 5.11
Merger	Recitals

A-iii

NCBCA	Section 1.1
North Carolina Advisory Board	Section 1.3(f)
Organizational Documents	Section 3.3(a)
Plan of Merger	Section 1.1
Registration Statement	Section 5.4(a)
Regulatory Approvals	Section 5.6(a)
Rights	Section 3.3(d)
SEC	Section 3.3(e)(i)
SEC Reports	Section 3.3(e)(i)
Securities Act	Section 5.4(a)
Securities Laws	Section 3.3(e)(i)
Subsidiary Bank Merger	Section 1.3(c)
Superior Proposal	Section 5.5(c)
Takeover Provisions	Section 3.3(u)
Tax Returns	Section 3.3(j)(i)
Taxes	Section 3.3(j)(i)
Termination Event	Section 7.4(d)
Termination Fee	Section 7.4(b)
VSCA	Section 1.1

A-iv

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of December 15, 2010, between AMERICAN NATIONAL BANKSHARES INC., a Virginia corporation (“ANB”), and MIDCAROLINA FINANCIAL CORPORATION, a North Carolina corporation (“MFC”).

WHEREAS, the Boards of Directors of ANB and MFC have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the business combination transactions provided for herein, including the merger (the “Merger”) of MFC with and into ANB Merger Subsidiary, Inc., a newly-formed Virginia corporation and wholly-owned subsidiary of ANB (“ANB Merger Sub”);

WHEREAS, the Boards of Directors of ANB and MFC have each determined that the Merger is consistent with, and will further, their respective business strategies and goals; and

WHEREAS, it is the intention of the parties that, for federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement, including the Plan of Merger (as defined herein), shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

The Merger and Related Matters

1.1	The Merger.

Subject to the terms and conditions of this Agreement, at the Effective Date (as defined in Section 1.2), MFC will be merged with and into ANB Merger Sub pursuant to the Plan of Merger attached hereto as Exhibit 1.1 and made a part hereof (the “Plan of Merger”). The separate corporate existence of MFC thereupon shall cease, and ANB Merger Sub will be the surviving corporation in the Merger. The Merger will have the effects set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”) and Section 55-11-06 of the North Carolina Business Corporation Act (the “NCBCA”).

1.2	Effective Date.

The Merger will become effective on the date and at the time shown on the Articles of Merger required to be filed with the office of the Virginia State Corporation Commission, as provided in Section 13.1-720 of the VSCA, and the office of the Secretary of State of North Carolina, as provided in Section 55-11-05 of the NCBCA, effecting the Merger (the “Effective Date”). Subject to the satisfaction or waiver of the conditions set forth in Article 6, the parties will use their reasonable best efforts to cause the Effective Date to occur as soon as reasonably practicable after all required regulatory and stockholder approvals to consummate the Merger have been received. All documents required by this Agreement to be delivered at or before the Effective Date will be exchanged by the parties at the closing date of the Merger (the “Closing Date”), which shall be held on or before the Effective Date. At or after the Closing Date, ANB Merger Sub and MFC will execute and deliver Articles of Merger containing the Plan of Merger to the Virginia State Corporation Commission and the Secretary of State of North Carolina.

1.3	Corporate Governance and Banking Operation Matters.

(a) At the Effective Date, the Articles of Incorporation of ANB shall be amended substantially in the form attached hereto as Exhibit 1.3(a) (the “Amended Articles”) in order to authorize a series of preferred stock that will have, in substance, identical terms, preferences, rights and limitations to the noncumulative perpetual series A preferred stock, no par value, of MFC (“MFC Series A Preferred Stock”).

(b) Prior to the Effective Date, ANB shall take all actions necessary to create three (3) director vacancies on its Board of Directors, and the vacancies so created shall be filled by three (3) individuals recommended by MFC from among the current members of the Board of Directors of MFC or MidCarolina Bank, the wholly-owned North Carolina chartered banking subsidiary of MFC, and approved by ANB (the “MFC Directors”). At the first annual meeting of stockholders of ANB following the Effective Date, ANB shall nominate the MFC Directors for election to the classes of ANB directors whose terms expire either two or three years from such meeting, as determined by ANB.

(c) As soon as reasonably practicable after the Effective Date, (i) ANB Merger Sub shall be merged with and into ANB (the “ANB Merger”), with ANB being the surviving corporation in the ANB Merger, and (ii) MidCarolina Bank shall be merged with and into American National Bank and Trust Company (the “Subsidiary Bank Merger”), the wholly-owned federally chartered national banking subsidiary of ANB (“American National”), with American National being the surviving bank in the Subsidiary Bank Merger. Prior to the Effective Date, ANB and MFC shall take all actions necessary, and will cause their respective subsidiaries and subsidiary banks to take all actions necessary, to approve and adopt any and all agreements and other documents to effect the ANB Merger and the Subsidiary Bank Merger.

(d) At the consummation of the Subsidiary Bank Merger, ANB shall establish the American National/North Carolina Advisory Board of Directors (the “North Carolina Advisory Board”). The North Carolina Advisory Board shall initially be comprised of directors who agree to serve on that board and are chosen by ANB from the current members of the Boards of Directors of MFC and MidCarolina Bank and identified prior to the Effective Date. Membership on the North Carolina Advisory Board shall be conditional upon execution of an agreement providing that such person will not engage in activities competitive with ANB until the later of the date that is twelve (12) months following the Effective Date or the date on which he or she ceases to be a member of the North Carolina Advisory Board.

(e) Prior to the Subsidiary Bank Merger, the Board of Directors of American National shall take such actions as are necessary to elect or appoint Charles T. Canaday, Jr., the current President and Chief Executive Officer of MFC, to the position of President of North Carolina Banking for American National.

1.4	Articles of Incorporation and Bylaws of ANB.

The Articles of Incorporation of ANB as in effect immediately prior to the Effective Date, as such Articles of Incorporation are proposed to be amended as set forth in Exhibit 1.3(a) hereto, will be the Articles of Incorporation of ANB at and after the Effective Date until thereafter amended in accordance with applicable law. The Bylaws of ANB as in effect immediately prior to the Effective Date will be the Bylaws of ANB at and after the Effective Date until thereafter amended in accordance with applicable law.

ARTICLE 2

Merger Consideration; Exchange Procedures

2.1	Conversion of Shares.

At the Effective Date, by virtue of the Merger and without any action on the part of ANB or MFC or their respective stockholders:

(a) Each share of common stock, par value $1.00 per share, of ANB (“ANB Common Stock”), that is issued and outstanding immediately before the Effective Date shall remain issued and outstanding and shall remain unchanged by the Merger.

(b) Each share of common stock, no par value, of MFC (“MFC Common Stock”) issued and outstanding immediately before the Effective Date (other than the Dissenting Shares as defined in Section 2.7) will be converted into and exchanged for 0.33 fully paid and nonassessable shares of ANB Common Stock (the “Exchange Ratio”).

(c) Each share of MFC Series A Preferred Stock issued and outstanding immediately before the Effective Date (other than the Dissenting Shares as defined in Section 2.7) will be converted into and exchanged for one share of noncumulative perpetual series A preferred stock, par value $5.00 per share, of ANB (“ANB Series A Preferred Stock”) with the preferences, rights and limitations set forth in Exhibit 1.3(a).

(d) All shares of MFC Common Stock and MFC Series A Preferred Stock (collectively, the “MFC Capital Stock”) converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Date.

(e) Each certificate previously representing shares of MFC Common Stock (a “MFC Common Certificate”) shall cease to represent any rights except the right to receive with respect to each underlying share of MFC Common Stock (i) a new certificate representing the number of whole shares of ANB Common Stock into which the shares of MFC Common Stock represented by the MFC Common Certificate have been converted pursuant to this Section 2.1 upon the surrender of such MFC Common Certificate in accordance with Section 2.2, (ii) in accordance with Section 2.3, cash in lieu of fractional shares of ANB Common Stock, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(f) Each certificate previously representing shares of MFC Series A Preferred Stock (a “MFC Preferred Certificate”) shall cease to represent any rights except the right to receive with respect to each underlying share of MFC Series A Preferred Stock (i) a new certificate representing the number of whole shares of ANB Series A Preferred Stock into which the shares of MFC Series A Preferred Stock represented by the MFC Preferred Certificate have been converted pursuant to this Section 2.1 upon the surrender of such MFC Preferred Certificate in accordance with Section 2.2, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(g) Each share of MFC Capital Stock held by either party and each share of ANB Common Stock held by MFC or any of the MFC Subsidiaries (as defined herein) prior to the Effective Date (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Date and no consideration shall be issued in exchange therefor; provided, that such shares of ANB Common Stock shall resume the status of authorized and unissued shares of ANB Common Stock.

(h) Each share of capital stock of ANB Merger Sub that is issued and outstanding immediately before the Effective Date shall remain issued and outstanding and shall remain unchanged by the Merger.

2.2	Exchange Procedures.

(a) At the Effective Date, ANB shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by ANB and MFC (in such capacity, the “Exchange Agent”), for the benefit of the holders of (i) the MFC Common Certificates, certificates representing ANB Common Stock (“ANB Common Certificates”), and (ii) the MFC Preferred Certificates, certificates representing ANB Series A Preferred Stock (“ANB Preferred Certificates”), together with any dividends or distributions with respect thereto and any cash to be paid hereunder in lieu of fractional shares of ANB Common Stock, without any interest thereon (the “Exchange Fund”), to be paid pursuant to Article 1 and this Article 2 in exchange for outstanding shares of MFC Capital Stock.

(b) As promptly as practicable after the Effective Date, ANB shall cause the Exchange Agent to send to each former stockholder of record of MFC immediately before the Effective Date transmittal materials for use in exchanging such stockholder’s (i) MFC Common Certificates for ANB Common Certificates based upon the Exchange Ratio, or (ii) MFC Preferred Certificates for ANB Preferred Certificates as provided for herein.

(c) ANB shall cause the ANB Common Certificates for shares of ANB Common Stock and the ANB Preferred Certificates for shares of ANB Series A Preferred Stock into which shares of MFC Capital Stock are converted at the Effective Date or dividends or distributions which such stockholder shall be entitled to receive and any cash to be paid in lieu of fractional shares to be paid to such stockholder upon delivery to the Exchange Agent of MFC Common Certificates and MFC Preferred Certificates representing such shares of MFC Capital Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any such cash to be paid pursuant to Section 2.3.

(d) An MFC stockholder whose MFC Common Certificates or MFC Preferred Certificates have been lost, destroyed, stolen or are otherwise missing shall be entitled to receive ANB Common Certificates or ANB Preferred Certificates, dividends or distributions, and cash in lieu of fractional shares, to which such stockholder shall be entitled upon compliance with reasonable conditions imposed by ANB pursuant to applicable law and as required in accordance with ANB’s standard policy (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of MFC for six (6) months after the Effective Date shall be returned to ANB (together with any dividends or earnings in respect thereof). Any stockholders of MFC who have not complied with this Article 2 shall thereafter be entitled to look only to ANB, and only as a general creditor thereof, for payment of the consideration deliverable in respect of each share of MFC Capital Stock such stockholder holds as determined pursuant to this Agreement, without any interest thereon.

(f) None of the Exchange Agent, any of the parties hereto or any of the ANB Subsidiaries (as defined herein) or the MFC Subsidiaries shall be liable to any stockholder of MFC for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3	No Fractional Shares.

Each holder of shares of MFC Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of ANB Common Stock (after taking into account all MFC Common Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of ANB Common Stock multiplied by the closing sale price of ANB Common Stock on the Nasdaq Global Select Market on the trading day immediately preceding the Effective Date.

2.4	MFC Stock Options and Other Equity-Based Awards.

(a) Each option to purchase shares of MFC Common Stock (a “MFC Stock Option”) granted under an equity or equity-based compensation plan of MFC (a “MFC Stock Plan”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Date shall cease, at the Effective Date, to represent a right to acquire MFC Common Stock and shall be converted at the Effective Date, without any action on the part of the holder thereof, into an option to purchase shares of ANB Common Stock (a “ANB Stock Option”) on the same terms and conditions as were applicable under such MFC Stock Option (but taking into account any changes thereto, including any acceleration thereof, provided for in the relevant MFC Stock Plan or in the related award document by reason of the Merger).

(b) The number of shares of ANB Common Stock subject to each such ANB Stock Option shall be equal to the number of shares of MFC Common Stock subject to each such MFC Stock Option multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of ANB Common Stock, and such ANB Stock Option shall have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in such MFC Stock Option divided by the Exchange Ratio; provided that the exercise price, the number of shares of ANB Common Stock subject to such option and the terms and conditions of exercise of each such option (after taking into account the effect of any accelerated vesting thereof, if applicable) shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

(c) As soon as practicable after the Effective Date, ANB will deliver to the holders of MFC Stock Options any required notices setting forth such holders’ rights pursuant to the MFC Stock Plans and award documents and stating that such MFC Stock Options have been assumed by ANB and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.4 after giving effect to the Merger and the terms of the MFC Stock Plans).

(d) Following the Effective Date, ANB may maintain any of the MFC Stock Plans for purposes of granting future awards. The provisions of any such MFC Stock Plan will be unchanged, except that (i) all stock options and other equity-based awards issued by ANB pursuant to such MFC Stock Plan following the Effective Date shall be stock options and equity-based awards in respect of ANB Common Stock, (ii) all references to MFC (other than any references relating to a “change in control” or similar term of MFC) in the MFC Stock Plan and in each agreement evidencing any award thereunder shall be deemed to refer to ANB, unless ANB determines otherwise, and (iii) the number of shares of ANB Common Stock available for future issuance pursuant to the MFC Stock Plan following the Effective Date (the “Available MFC Stock Plan Shares”) shall be equal to the number of shares of MFC Common Stock so available immediately prior to the Effective Date multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of ANB Common Stock.

(e) ANB shall reserve for future issuance a sufficient number of shares of ANB Common Stock for delivery upon exercise of the MFC Stock Options assumed by it in accordance with this Section 2.4, plus the number of Available MFC Stock Plan Shares in the event ANB maintains any MFC Stock Plan as contemplated by Section 2.4(d). As soon as practicable after the Effective Date, ANB will file a registration statement on Form S-8 (or other appropriate form) with respect to the shares of MFC Common Stock subject to such ANB Stock Options (and the Available MFC Stock Plan Shares, as the case dictates) and shall maintain the effectiveness of such registration statement (and the current status of the prospectus contained therein) for so long as such ANB Stock Options remain outstanding.

2.5	Anti-Dilution.

In the event ANB changes (or establishes a record date for changing) the number of shares of ANB Common Stock issued and outstanding before the Effective Date as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, appropriate and proportional adjustments will be made to the Exchange Ratio.

2.6	Dividends.

No dividend or other distribution payable to the holders of record of MFC Capital Stock at, or as of, any time after the Effective Date will be paid to the holder of any MFC Common Certificate or MFC Preferred Certificate until such holder physically surrenders such certificate (or furnishes a surety bond or a customary indemnity that such certificate is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Agreement, promptly after which time all such dividends or distributions will be paid (without interest).

2.7	Dissenting Shares.

Each outstanding share of MFC Capital Stock the holder of which has perfected his or her right to dissent under the NCBCA and has not effectively withdrawn or lost such right as of the Effective Date (the “Dissenting Shares”) shall not be converted into or represent a right to receive shares of ANB Common Stock or ANB Series A Preferred Stock, as the case may be, and cash hereunder, and the holder thereof shall be entitled only to such rights as are granted by the NCBCA. MFC shall give ANB prompt written notice upon receipt by MFC of any such written demands for payment of the fair value of such shares of MFC Capital Stock and of withdrawals of such demands and any other instruments provided pursuant to the NCBCA. Any payments made in respect of Dissenting Shares shall be made by ANB. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent and shall have delivered a properly completed letter of transmittal to the Exchange Agent, the Dissenting Shares held by such holder shall be converted into the right to receive ANB Common Stock or ANB Series A Preferred Stock, as the case may be, and cash in accordance with the applicable provisions of this Agreement.

ARTICLE 3

Representations and Warranties

3.1	Disclosure Schedules.

(a) Prior to the date of this Agreement, each of ANB and MFC has delivered to the other a schedule (its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Section 3.3 for MFC and Section 3.4 for ANB or to one or more of its covenants or agreements contained in Articles 4 or 5; provided that, (i) no such item is required to be set forth in a party’s Disclosure Schedule as an exception to any representation or warranty of such party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (ii) the mere inclusion of an item in a party’s Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined herein) with respect to such party.

(b) Any disclosures made with respect to a subsection of Sections 3.3 or 3.4, as the case may be, shall be deemed to qualify (i) any subsections of Sections 3.3 or 3.4 specifically referenced or cross-referenced and (ii) other subsections of Sections 3.3 or 3.4 to the extent it is clear (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure (A) applies to such other subsections and (B) contains sufficient detail to enable a reasonable person to recognize the relevance of such disclosure to such other subsections.

3.2	Standard.

(a) No representation or warranty of ANB or MFC contained in Article 3 (other than the representations and warranties contained in (i) Sections 3.3(c)(i), 3.3(d) and 3.3(t) for MFC and Sections 3.4(c)(i) and 3.4(d) for ANB, which shall be true in all material respects to it, and (ii) Sections 3.3(c)(ii)(A) and 3.3(f)(ii) for MFC and Sections 3.4(c)(ii)(A) and 3.4(f)(ii) for ANB, which shall be true and correct in all respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.3 or Section 3.4, has had or is reasonably likely to have a Material Adverse Effect on such party.

Notwithstanding anything contained herein to the contrary, except for representations or warranties contained in Section 3.3(e) and 3.4(e) with respect to MFC’s and ANB’s SEC Reports (as defined in those Sections), no representation or warranty shall be deemed untrue or incorrect, and no party shall be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, event or circumstance, unless that party’s Chief Executive Officer, Chief Financial Officer, Chief Credit Officer or Chief Lending Officer (or officers performing such functions) had Knowledge (as defined in Section 3.2(c)) of the existence or absence of such fact, event or circumstance.

(b) The term “Material Adverse Effect,” as used with respect to a party, means an event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence, (i) is materially adverse to the business, properties, financial condition or results of operations of such party and its subsidiaries (meaning the “MFC Subsidiaries” as defined in Section 3.3(b) or the “ANB Subsidiaries” as defined in Section 3.4(b), as the case may be), taken as a whole, or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis; provided that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from (A) changes in laws or regulations generally affecting the banking and bank holding company businesses and the interpretation of such laws and regulations by courts or governmental authorities, (B) changes in generally accepted accounting principles or regulatory accounting requirements generally affecting the banking and bank holding company businesses, (C) changes or events generally affecting the banking and bank holding company businesses, including changes in prevailing interest rates, and not specifically relating to ANB, the ANB Subsidiaries, MFC or the MFC Subsidiaries, (D) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior informed consent of the other party in contemplation of the transactions contemplated hereby, (E) the announcement of this Agreement and the transactions contemplated hereby, and (F) any outbreak of major hostilities in which the United States is involved or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories or diplomatic or consular offices or upon any military installation or personnel of the United States.

(c) The term “Knowledge” when used with respect to a party means the actual knowledge and belief, after due inquiry, of such party’s executive officers.

3.3	Representations and Warranties of MFC.

Subject to and giving effect to Sections 3.1 and 3.2 and except as set forth in its Disclosure Schedule, MFC hereby represents and warrants to ANB as follows:

(a) Organization, Standing and Power. MFC is a North Carolina corporation duly organized, validly existing and in good standing under the laws of North Carolina. MFC has the corporate power and authority to carry on its business as now conducted and to own and operate its assets, properties and business. MFC is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. MidCarolina Bank, a wholly-owned subsidiary of MFC, is a North Carolina chartered bank duly organized, validly existing and in good standing under the laws of North Carolina, and has all requisite corporate power and authority to carry on a commercial banking business as now being conducted and to own and operate its assets, properties and business. MidCarolina Bank’s deposits are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”) to the maximum extent permitted by law. True and complete copies of the articles of incorporation, bylaws or other similar governing instruments (“Organizational Documents”) of MFC and MidCarolina Bank, in each case as amended to the date hereof and as in full force and effect as of the date hereof, are set forth in Section 3.3(a) of the MFC Disclosure Schedule.

(b) Subsidiaries. MFC does not own, directly or indirectly, five percent or more of the outstanding capital stock or other equity interests of any corporation, bank or other organization actively engaged in business except as set forth in Section 3.3(b) in its Disclosure Schedule (each individually a “MFC Subsidiary” and collectively the “MFC Subsidiaries”). Each MFC Subsidiary (i) is a duly organized bank, corporation or statutory trust, validly existing and in good standing under applicable laws, (ii) has full corporate power and authority to carry on its business as now conducted and (iii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on MFC on a consolidated basis. The outstanding shares of capital stock or equity interests of each MFC Subsidiary have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by MFC free and clear of all liens, claims and encumbrances or preemptive rights of any person. No rights are authorized, issued or outstanding with respect to the capital stock or equity interests of any MFC Subsidiary and there are no agreements, understandings or commitments relating to the right of MFC to vote or to dispose of the capital stock or equity interests of any MFC Subsidiary. A true and complete list of each direct and indirect MFC Subsidiary as of the date hereof is set forth in Section 3.3(b) of the MFC Disclosure Schedule that shows the jurisdiction of organization of each MFC Subsidiary, its form of organization (corporate, partnership, joint venture), and lists the owner(s) and percentage ownership (direct or indirect) of each MFC Subsidiary.

(c) Authority; No Breach of the Agreement.

(i) MFC has the corporate power and authority to execute, deliver and perform its obligations under this Agreement, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by MFC, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of MFC, subject only to the receipt of the approval of this Agreement and the Plan of Merger by the holders of a majority of the outstanding shares of MFC Common Stock (the “MFC Stockholder Approval”). This Agreement is a valid and legally binding obligation of MFC, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

(ii) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by MFC with any of the provisions hereof will: (A) conflict with or result in a breach of any provision of the Organizational Documents of MFC; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of MFC or any MFC

Subsidiary pursuant to any (1) note, bond, mortgage, indenture, or (2) any material license, agreement or other instrument or obligation, to which MFC or any MFC Subsidiary is a party or by which MFC or any MFC Subsidiary or any of their properties or assets may be bound; or (C) subject to the receipt of all required regulatory and stockholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to MFC or any MFC Subsidiary.

(iii) As of the date hereof, MFC is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger.

(d) MFC Capital Stock. The authorized capital stock of MFC consists of: (i) 20,000,000 shares of preferred stock, no par value per share, of which 5,000 shares are issued and outstanding; and (ii) 80,000,000 shares of common stock, no par value per share, of which 4,927,828 shares are issued and outstanding as of this date. All outstanding shares of MFC Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. As of the date hereof, 371,504 shares of MFC Common Stock were subject to MFC Stock Options granted under a MFC Stock Plan. As of the date of this Agreement, there are not any shares of capital stock of MFC reserved for issuance, or any outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which MFC is or may become obligated to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, “Rights”), except as contemplated by a MFC Stock Plan and as set forth in Section 3.3(d) of its Disclosure Schedule (which includes copies of any MFC Stock Plan and individual stock award agreements thereunder). MFC has not granted any restricted stock awards for any securities of MFC.

(e) SEC Filings; Financial Statements; Bank Reports; Accounting Controls.

(i) MFC has filed all reports, registration statements, proxy statements, offering circulars, schedules and other documents required to be filed by MFC with the Securities and Exchange Commission (the “SEC”) since December 31, 2006 (collectively, the “SEC Reports”) under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the “Securities Laws”), and has made available to ANB such SEC Reports to the extent such SEC Reports are not available on the SEC’s Electronic Data Gathering Analysis and Retrieval system. The SEC Reports of MFC, including the financial statements, exhibits and schedules contained therein, (A) at the time filed, complied (and any SEC Reports filed after the date of this Agreement will comply) in all material respects with the applicable requirements of the Securities Laws, and (B) at the time filed (or if amended or superseded by another SEC Report filed prior to the date of this Agreement, then on the date of such filing), did not (and any SEC Reports filed after the date of this Agreement will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.

(ii) Each of the financial statements of MFC contained in or incorporated by reference into any SEC Reports (including any SEC Reports filed after the date of this Agreement) complied (or, in the case of SEC Reports filed after the date of this Agreement, will comply) in all material respects with the applicable requirements of the Securities Laws with respect thereto, fairly presented (or, in the case of SEC Reports filed after the date of this Agreement, will fairly present) the consolidated financial position of MFC and the MFC Subsidiaries as at the respective dates and the consolidated results of MFC’s operations and cash flows for the periods indicated, in each case in accordance with generally accepted accounting principles in the United States of America (“GAAP”) consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited financial statements.

(iii) Since December 31, 2006, MidCarolina Bank has filed with its principal federal regulator and made available to ANB such bank’s Consolidated Reports of Condition and Income (“Bank Reports”), and such reports fairly present (and any such reports filed after the date of this Agreement will fairly present) the financial position, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of such bank for the periods to which they relate, in each case in accordance with Federal Financial Institutions Examination Council (“FFIEC”) instructions applicable to such reports.

(iv) MFC is in compliance with the provisions of the Sarbanes-Oxley Act, including but not limited to Section 404 of such act, and the certifications provided and to be provided pursuant to Section 302 and 906 thereof are accurate. MFC and the MFC Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with general or specific authorization of the MFC Board of Directors and the duly authorized executive officers of MFC, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to MFC or other criteria applicable to such financial statements, and to maintain proper accountability for items therein, (iii) access to the properties and assets of MFC and any MFC Subsidiary is permitted only in accordance with general or specific authorization of the MFC Board of Directors and the duly authorized executive officers of MFC, and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

(f) Absence of Certain Changes or Events. Since December 31, 2009, except as disclosed in its SEC Reports or Bank Reports filed prior to the date of this Agreement, (i) MFC and the MFC Subsidiaries have conducted their respective businesses and incurred liabilities only in the ordinary course consistent with past practices, and (ii) there have been no events, changes, developments or occurrences which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on MFC.

(g) Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in its financial statements contained in its SEC Reports or Bank Reports filed prior to the date of this Agreement, (ii) liabilities incurred since September 30, 2010 in the ordinary course of business consistent with past practice, and (iii) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, MFC does not have, and since September 30, 2010 has not incurred (except as permitted by Section 4.1), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in its financial statements contained in its SEC Reports or Bank Reports).

(h) Material Contracts; Defaults. Except for contracts and instruments reflected as exhibits to its SEC Reports filed prior to the date of this Agreement, as of the date hereof, neither MFC nor any of the MFC Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) that is a “material contract” required to be filed as an exhibit pursuant to Item 601(b)(10) of the SEC’s Regulation S-K, (B) that restricts the conduct of business by MFC or any of the MFC Subsidiaries or its or their ability to compete in any line of business or (C) with respect to employment of an officer, director or consultant. Neither MFC nor any of the MFC Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which MFC is a party, by which its respective assets, business, or operations may be bound or affected, or under which MFC or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(i) Legal Proceedings; Compliance with Laws. Except as set forth in Section 3.3(i) of the MFC Disclosure Schedule, there are no actions, suits or proceedings instituted or pending or, to its Knowledge, threatened against MFC or any of the MFC Subsidiaries or against any of MFC’s or the MFC Subsidiaries’ properties, assets, interests or rights, or against any of MFC’s or MFC Subsidiaries’ officers, directors or employees in their capacities as such. Except as set forth in Section 3.3(i) of the MFC Disclosure Schedule, neither MFC nor any of the MFC Subsidiaries is a party to or subject to any agreement, order, memorandum of understanding, enforcement action, or supervisory or commitment letter by or with any Governmental Authority (as defined herein) restricting the operations of MFC or the operations of any of the MFC Subsidiaries and neither MFC nor any of the MFC Subsidiaries has been advised by any Governmental Authority that any such Governmental Authority is contemplating issuing or requesting the issuance of any such agreement, order, memorandum, action or letter in the future. MFC and MidCarolina Bank are each in full compliance with the Memorandum of Understanding, dated November 1, 2010, by and between MFC and the Federal Reserve Bank of Richmond, and the Memorandum of Understanding, dated August 5, 2010, among the Board of Directors of MidCarolina Bank, the FDIC and the North Carolina Commissioner of Banks. MFC and each of the MFC Subsidiaries have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

(j) Tax Matters.

(i) MFC and each of the MFC Subsidiaries have filed all federal, state and local tax returns and reports (“Tax Returns”) required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes (as defined herein) owed by MFC or any of its Subsidiaries have been paid, are reflected as a liability in its SEC Reports or Bank Reports, or are being contested in good faith as set forth in its Disclosure Schedule. Except as set forth in Section 3.3(j)(i) of its Disclosure Schedule, no tax return or report filed by MFC or any of the MFC Subsidiaries is under examination by any Governmental Authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against MFC or any of the MFC Subsidiaries by any Governmental Authority. As used herein, “Tax” or “Taxes” mean all taxes, charges, fees, levies or other assessments imposed by a Governmental Authority, including, without limitation, all income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or chargers of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority.

(ii) Neither MFC nor any of the MFC Subsidiaries is or has been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4. MFC and each of the MFC Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(k) Property.

(i) Except as set forth in Section 3.3(k)(i) of the MFC Disclosure Schedule or reserved against as disclosed in its SEC Reports or Bank Reports, MFC and each of the MFC Subsidiaries have good and marketable title in fee simple absolute free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in its SEC Reports or Bank Reports as of December 31, 2009 or acquired after such date. All buildings, and all fixtures, equipment, and other property and assets that are material to MFC’s or any of the MFC Subsidiaries’ business, held under leases, subleases or licenses, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. Other than real estate that was acquired by foreclosure or voluntary deed in lieu of foreclosure, all of the buildings, structures, and appurtenances owned, leased, or occupied by MFC and each of the MFC Subsidiaries are in good operating condition and in a state of good maintenance and repair and comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein.

(ii) Section 3.3(k)(ii) of the MFC Disclosure Schedule identifies and sets forth the address of each parcel of real estate or interest therein, leased, licensed or subleased by MFC and each of the MFC Subsidiaries or in which MFC or any of the MFC Subsidiaries has any leasehold interest. MFC has made available to ANB true and complete copies of all lease, license and sublease agreements, including without limitation every amendment thereto, for each parcel of real estate or interest therein to which MFC or any of the MFC Subsidiaries is a party.

(l) Employee Benefit Plans.

(i) Section 3.3(1)(i) of the MFC Disclosure Schedule sets forth a complete and accurate list of all employee benefit plans and programs of MFC and the MFC Subsidiaries, including without limitation: (A) all retirement, savings and other pension plans; (B) all health, severance, insurance, disability and other employee welfare plans; and (C) all employment, vacation and other similar plans, all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other employee and director benefit plans, programs or arrangements, and all employment or compensation arrangements, in each case for the benefit of or relating to its current and former employees and directors (individually, a “MFC Benefit Plan” and collectively, the “MFC Benefit Plans”). Neither MFC nor any MFC Subsidiary is subject to or obligated under any oral or unwritten MFC Benefit Plan.

(ii) MFC has, with respect to each MFC Benefit Plan, previously delivered or made available to ANB true and complete copies of: (A) all current MFC Benefit Plan agreements and documents and related trust agreements or annuity contracts and any amendments thereto; (B) all current summary plan descriptions and material communications to employees and MFC Benefit Plan participants and beneficiaries; (C) the Form 5500 filed in each of the most recent three plan years (including all schedules thereto and the opinions of independent accountants); (D) the most recent actuarial valuation (if any); (E) the most recent annual and periodic accounting of plan assets; (F) if the MFC Benefit Plan is intended to qualify under Section 401(a) or 403(a) of the Code, the most recent determination letter received from the Internal Revenue Service; (G) copies of the most recent nondiscrimination tests for all MFC Benefit Plans, as applicable; and (H) a written summary of any unwritten MFC Benefit Plans that provide for material compensation or benefits.

(iii) None of the MFC Benefit Plans is a “multi-employer plan” as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(iv) All of the MFC Benefit Plans are in compliance in all material respects with applicable laws and regulations, and MFC has administered the MFC Benefit Plans in accordance with applicable laws and regulations in all material respects.

(v) Each MFC Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, as reflected in a current favorable determination letter (based on Internal Revenue Service permitted determination request procedures), or a filing for the same has been made with the Internal Revenue Service seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures). Nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption, or result in the imposition of excise taxes or income taxes on unrelated business income under the Code or ERISA with respect to any tax-qualified plan. There have been no “terminations,” “partial terminations” or “discontinuances of contributions,” as such terms are used in Section 411 of the Code and the regulations thereunder, to any tax-qualified plan during the preceding five years without notice to and approval by the Internal Revenue Service and payment of all obligations and liabilities attributable to such tax-qualified plans.

(vi) All required contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments due for the current plan year or any plan year ending on or before the Closing Date, under all benefit arrangements have been made or properly accrued. All contributions to any MFC Benefit Plan have been contributed within the time specified in ERISA and the Code and the respective regulations thereunder. There are no “accumulated funding deficiencies,” as defined in Section 412 of the Code or Section 302 of ERISA, with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, of MFC or any MFC Subsidiary, and no request for a waiver from the Internal Revenue Service with respect to any minimum funding requirement under Section 412 of the Code.

(vii) To its Knowledge, MFC has not engaged in any prohibited transactions, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any MFC Benefit Plan that is a pension plan as defined in Section 3(2) of ERISA. No “fiduciary,” as defined in Section 3(21) of ERISA, of any MFC Benefit Plan has any liability for breach of fiduciary duty under ERISA.

(viii) There are no actions, suits, investigations or claims pending, threatened or anticipated (other than routine claims for benefits) with respect to any of the MFC Benefit Plans. None of the MFC Benefit Plans is the subject of a pending or, to the knowledge of MFC, threatened investigation or audit by the Internal Revenue Service, the U.S. Department of Labor, or the Pension Benefit Guarantee Corporation.

(ix) Except as set forth in Section 3.3(l)(ix) of the MFC Disclosure Schedule (A) No compensation or benefit that is or will be payable in connection with the transactions contemplated by this Agreement will be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code, and (B) no MFC Benefit Plan contains any provision that would give rise to any severance, termination or other payments or liabilities as a result of the transactions contemplated by this Agreement.

(x) MFC has not established and does not maintain a welfare plan, as defined in Section 3(1) of ERISA, that provides benefits to an employee at its expense after a termination of employment, except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985.

(xi) Except as set forth in Section 3.3(l)(xi) of its Disclosure Schedule, MFC and the MFC Subsidiaries have made all bonus and commission payments to which they were required to make prior to the date hereof to any employee under any MFC Benefit Plan for calendar year 2010.

(xii) All “group health plans,” as defined in Section 5000(b)(1) of the Code, covering the employees of MFC or any MFC Subsidiary have been maintained in compliance with the notice and healthcare continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. MFC has delivered or caused to be delivered to ANB true and complete copies of all notice of continuation coverage rights under Section 4980B of the Code sent or received, the names and addresses of the senders and recipients, and their dates of termination of employment or other “qualifying event,” as defined in Section 4980B(f)(3) of the Code.

(m) Insurance. MFC and the MFC Subsidiaries are insured with reputable insurers against such risks and in such amounts as management of MFC reasonably has determined to be prudent in accordance with industry practices. Since December 31, 2009, neither MFC nor any of the MFC Subsidiaries has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three calendar years, and since January 1, 2010, has been refused any insurance coverage sought or applied for, and MFC has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of MFC or the MFC Subsidiaries.

(n) Loan Portfolio; Allowance for Loan Losses; Mortgage Loan Buy-Backs. Except as set forth in Section 3.3(n) of the MFC Disclosure Schedule and except for any changes hereafter made to the allowances and reserves described below pursuant to this Agreement:

(i) All evidences of indebtedness reflected as assets by MFC in its SEC Reports or Bank Reports as of September 30, 2010 were as of such dates: (A) evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be; (B) to the extent secured, secured by valid liens and security interests which have been perfected; (C) the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful could have a Material Adverse Effect on MFC; and (D) in all material respects was made in accordance with its standard loan policies, with the exception of variances from its standard loan policies which were approved in accordance with those policies in the ordinary course of its business.

(ii) The allowance for possible loan losses (the “Loan Loss Allowance”) shown by MFC on its SEC Reports or Bank Reports as of September 30, 2010 was, and the Loan Loss Allowance to be shown on its SEC Reports or Bank Reports as of any date subsequent to the date of this Agreement will be, as of such dates, in the reasonable judgment of MFC’s management, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including letter of credit or commitments to make loans or extend credit).

(iii) The Loan Loss Allowance has been established in accordance with the accounting principles described in Section 3.3(e)(ii), and applicable regulatory requirements and guidelines.

(iv) Section 3.3(n)(iv) of the MFC Disclosure Schedule sets forth all one-to-four family residential mortgage loans originated on or after January 1, 2008 by it or any of the MFC Subsidiaries (i) that were sold in the secondary mortgage market and have been re-purchased by it or any of the MFC Subsidiaries or (ii) that the institutions to whom such loans were sold (or their successors or assigns) have asked it or any of the MFC Subsidiaries to purchase back (but have not been purchased back).

(o) Certain Loans and Related Matters. Except as set forth in Section 3.3(o) of its Disclosure Schedule, on November 30, 2010, neither MFC nor any of the MFC Subsidiaries was a party to any written or oral: (i) loan agreement, note or borrowing arrangement, under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (ii) loan agreement, note or borrowing arrangement which had been classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any of its directors or executive officers or directors or executive officers of any of the MFC Subsidiaries; or (iv) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to MFC or any of the MFC Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by any Governmental Authority.

(p) Environmental Matters.

(i) Except as described in Section 3.3(p) of its Disclosure Schedule, MFC and each of MFC Subsidiaries are in substantial compliance with all Environmental Laws (as defined herein). Neither MFC nor any of the MFC Subsidiaries has received any communication alleging that MFC or such MFC Subsidiary is not in such compliance, and, to its Knowledge, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(ii) Neither MFC nor any of the MFC Subsidiaries has received notice of pending, and to their Knowledge there are no threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined herein) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (A) MFC or such MFC Subsidiary, (B) any person or entity whose liability for any Environmental Claim MFC or any MFC Subsidiary has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by MFC or any MFC Subsidiary, or any real or personal property which MFC or any MFC Subsidiary has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (D) any real or personal property in which MFC or a MFC Subsidiary holds a security interest securing a loan recorded on the books of MFC or such MFC Subsidiary. Neither MFC nor any of the MFC Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

(iii) With respect to all real and personal property owned or leased by MFC or any of the MFC Subsidiaries, or all real and personal property which MFC or any of the MFC Subsidiaries has been, or is, judged to have managed or to have supervised or to have participated in the management of, MFC will promptly provide ANB with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which is included in the MFC Disclosure Schedule). MFC and all of the MFC Subsidiaries are in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

(iv) To the Knowledge of MFC, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against MFC or any of the MFC

Subsidiaries or against any person or entity whose liability for any Environmental Claim MFC or any of the MFC Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(v) For purposes of this Agreement, the following terms shall have the following meanings:

(A) “Environmental Claim” means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern (as defined herein).

(B) “Environmental Laws” means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

(C) “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

(q) Books and Records. The books and records of MFC and those of the MFC Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(r) Intellectual Property. MFC and the MFC Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all Intellectual Property and the MFC Technology Systems (as such terms are defined herein) that are used by MFC and its Subsidiaries in their respective businesses as currently conducted. MFC and the MFC Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any other person, and there is no claim asserted, or to the Knowledge of MFC threatened, against MFC or any of the MFC Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property. “Intellectual Property” means all trademarks, trade names, service marks, patents, domain names, database rights, copyrights, and any applications therefor, technology, know-how, trade secrets, processes, computer software programs or applications, and tangible or intangible proprietary information or material. “MFC Technology Systems” means the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and Intellectual Property used by MFC and the MFC Subsidiaries or by a third party.

(s) Derivative Instruments. Except as set forth in Section 3.3(s) of the MFC Disclosure Schedule, all derivative instruments, including, swaps, caps, floors and option agreements, whether entered into for MFC’s own account, or for the account of one or more of the MFC Subsidiaries or its or their customers (each a “Derivative Contract”), were entered into (i) only in the ordinary course of business, (ii) in accordance with prudent practices and in all material respects with all applicable laws, rules, regulations and regulatory policies and (iii) with counterparties believed to be financially responsible at the time; and each of such instruments constitutes the valid and legally binding obligation of MFC or one of the MFC Subsidiaries, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. Neither MFC nor any of the MFC Subsidiaries, nor, to the Knowledge of MFC, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement, except as set forth in Section 3.3(s) of the MFC Disclosure Schedule.

(t) Deposits. Except as set forth in Section 3.3(t) of the MFC Disclosure Schedule, as of November 30, 2010, none of MFC’s deposits or the deposits of any of the MFC Subsidiaries are “brokered” deposits or are subject to any legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of MFC or any of the MFC Subsidiaries.

(u) Takeover Provisions. MFC has taken all action required to be taken by MFC in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of its articles of incorporation and bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(v) Financial Advisors. None of MFC, any of the MFC Subsidiaries or any of their respective officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement, MFC has retained Stifel, Nicolaus & Company, Incorporated as its financial advisor (pursuant to an engagement letter, a true and complete copy of which is included in Section 3.3(v) of its Disclosure Schedule and under which that firm will be entitled to certain fees in connection with this Agreement).

(w) Fairness Opinion. Prior to the execution of this Agreement, the Board of Directors of MFC has received a written opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the per share merger consideration to be received by the holders of shares of MFC Common Stock (other than Dissenting Shares, shares subject to a voting agreement and shares held by MFC, ANB or any of their respective subsidiaries) from ANB in connection with the Merger pursuant to this Agreement is fair, from a financial point of view, to the stockholders of MFC. Such opinion has not been amended or rescinded as of the date of this Agreement.

(x) Tax Treatment. As of the date hereof, MFC is not aware of any reason why the Merger will fail to qualify as a tax-free reorganization under Section 368(a) of the Code.

3.4	Representations and Warranties of ANB.

Subject to and giving effect to Sections 3.1 and 3.2 and except as set forth in its Disclosure Schedule, ANB hereby represents and warrants to MFC as follows:

(a) Organization, Standing and Power. ANB is a Virginia corporation duly organized, validly existing and in good standing under the laws of Virginia. ANB has the corporate power and authority to carry on its business as now conducted and to own and operate its assets, properties and business. ANB is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. American National, a wholly-owned subsidiary of ANB, is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America, and has all requisite corporate power and authority to carry on a commercial banking business as now being conducted and to own and operate its assets, properties and business. American National’s deposits are insured by the Deposit Insurance Fund of the FDIC to the maximum extent permitted by law. True and complete copies of the Organizational Documents of ANB and American National, in each case as amended to the date hereof and as in full force and effect as of the date hereof, are set forth in Section 3.4(a) of the ANB Disclosure Schedule.

(b) Subsidiaries. ANB does not own, directly or indirectly, five percent or more of the outstanding capital stock or other equity interests of any corporation, bank or other organization actively engaged in business except as set forth in Section 3.4(b) in its Disclosure Schedule (each individually a

“ANB Subsidiary” and collectively the “ANB Subsidiaries”). Each ANB Subsidiary (i) is a duly organized corporation, bank or statutory trust validly existing and in good standing under applicable laws, (ii) has full corporate power and authority to carry on its business as now conducted and (iii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on ANB on a consolidated basis. The outstanding shares of capital stock or equity interests of each ANB Subsidiary have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by ANB free and clear of all liens, claims and encumbrances or preemptive rights of any person. No rights are authorized, issued or outstanding with respect to the capital stock or equity interests of any ANB Subsidiary and there are no agreements, understandings or commitments relating to the right of ANB to vote or to dispose of the capital stock or equity interests of any ANB Subsidiary. A true and complete list of each direct and indirect ANB Subsidiary as of the date hereof is set forth in Section 3.4(b) of the ANB Disclosure Schedule that shows the jurisdiction of organization of each ANB Subsidiary, its form of organization (corporate, partnership, joint venture), and lists the owner(s) and percentage ownership (direct or indirect) of each ANB Subsidiary.

(c) Authority; No Breach of the Agreement.

(i) ANB has the corporate power and authority to execute, deliver and perform its obligations under this Agreement, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by ANB, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of ANB, subject only to the receipt of the approval of the issuance of ANB Common Stock pursuant to this Agreement by a majority of the shares of ANB Common Stock present or represented by proxy at the stockholders’ meeting to be held pursuant to this Agreement (the “ANB Stockholder Approval”). This Agreement is a valid and legally binding obligation of ANB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

(ii) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by ANB with any of the provisions hereof will: (A) conflict with or result in a breach of any provision of the Organizational Documents of ANB; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of ANB or any ANB Subsidiary pursuant to any (1) note, bond, mortgage, indenture, or (2) any material license, agreement or other instrument or obligation, to which ANB or any ANB Subsidiary is a party or by which ANB or any ANB Subsidiary or any of their properties or assets may be bound; or (C) subject to the receipt of all required regulatory and stockholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to ANB or any ANB Subsidiary.

(iii) As of the date hereof, ANB is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger.

(d) ANB Capital Stock. The authorized capital stock of ANB consists of: (i) 2,000,000 shares of preferred stock, par value $5.00 per share, of which none are issued and outstanding; and (ii) 20,000,000 shares of common stock, par value $1.00 per share, of which 6,127,732 shares are issued and outstanding as of this date. All outstanding shares of ANB Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. As of the date of this Agreement, there are no shares of capital stock reserved for issuance, or any outstanding Rights with respect to any capital stock of ANB, except as contemplated by an ANB stock option or other equity based compensation plan, by ANB’s dividend reinvestment plan or by ANB’s SEC filings.

The shares of ANB Common Stock to be issued in exchange for shares of MFC Common Stock upon consummation of the Merger will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(e) SEC Filings; Financial Statements; Bank Reports; Accounting Controls.

(i) ANB has filed all SEC Reports that were required to be filed by it with the SEC since December 31, 2006 under the Securities Laws, and has made available to MFC such SEC Reports to the extent such SEC Reports are not available on the SEC’s Electronic Data Gathering Analysis and Retrieval system. The SEC Reports of ANB, including the financial statements, exhibits and schedules contained therein, (A) at the time filed, complied (and any SEC Reports filed after the date of this Agreement will comply) in all material respects with the applicable requirements of the Securities Laws, and (B) at the time filed (or if amended or superseded by another SEC Report filed prior to the date of this Agreement, then on the date of such filing), did not (and any SEC Reports filed after the date of this Agreement will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.

(ii) Each of the financial statements of ANB contained in or incorporated by reference into any SEC Reports (including any SEC Reports filed after the date of this Agreement) complied (or, in the case of SEC Reports filed after the date of this Agreement, will comply) in all material respects with the applicable requirements of the Securities Laws with respect thereto, fairly presented (or, in the case of SEC Reports filed after the date of this Agreement, will fairly present) the consolidated financial position of ANB and the ANB Subsidiaries as at the respective dates and the consolidated results of ANB’s operations and cash flows for the periods indicated, in each case in accordance with GAAP consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited financial statements.

(iii) Since December 31, 2006, American National has filed with its principal federal regulator and made available to MFC its Bank Reports, and such reports fairly present (and any such reports filed after the date of this Agreement will fairly present) the financial position, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of such bank for the periods to which they relate, in each case in accordance with FFIEC instructions applicable to such reports.

(iv) ANB is in compliance with the provisions of the Sarbanes-Oxley Act, including but not limited to Section 404 of such act, and the certifications provided and to be provided pursuant to Section 302 and 906 thereof are accurate. ANB and the ANB Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with general or specific authorization of the ANB Board of Directors and the duly authorized executive officers of ANB, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to ANB or other criteria applicable to such financial statements, and to maintain proper accountability for items therein, (iii) access to the properties and assets of ANB and any ANB Subsidiary is permitted only in accordance with general or specific authorization of the ANB Board of Directors and the duly authorized executive officers of ANB, and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

(f) Absence of Certain Changes or Events. Since December 31, 2009, except as disclosed in its SEC Reports or Bank Reports filed prior to the date of this Agreement, (i) ANB and the ANB Subsidiaries have conducted their respective businesses and incurred liabilities only in the ordinary course consistent with past practices, and (ii) there have been no events, changes, developments or occurrences which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on ANB.

(g) Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in its financial statements contained in its SEC Reports or Bank Reports filed prior to the date of this Agreement, (ii) liabilities incurred since September 30, 2010 in the ordinary course of business consistent with past practice, and (iii) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, ANB does not have, and since September 30, 2010 has not incurred (except as permitted by Section 4.2), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in its financial statements contained in its SEC Reports or Bank Reports).

(h) Material Contracts; Defaults. Except for contracts and instruments reflected as exhibits to its SEC Reports filed prior to the date of this Agreement, as of the date hereof, neither ANB nor any of the ANB Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) that is a “material contract” required to be filed as an exhibit pursuant to Item 601(b)(10) of the SEC’s Regulation S-K, (B) that restricts the conduct of business by ANB or any of the ANB Subsidiaries or its or their ability to compete in any line of business or (C) with respect to employment of an officer, director or consultant. Neither ANB nor any of the ANB Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which ANB is a party, by which its respective assets, business, or operations may be bound or affected, or under which ANB or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(i) Legal Proceedings; Compliance with Laws. Except as set forth in Section 3.3(i) of its Disclosure Schedule, there are no actions, suits or proceedings instituted or pending or, to its Knowledge, threatened against ANB or any of the ANB Subsidiaries or against any of ANB’s or the ANB Subsidiaries’ properties, assets, interests or rights, or against any of ANB’s or ANB Subsidiaries’ officers, directors or employees in their capacities as such. Neither ANB nor any of the ANB Subsidiaries is a party to or subject to any agreement, order, memorandum of understanding, enforcement action, or supervisory or commitment letter by or with any Governmental Authority restricting the operations of ANB or the operations of any of the ANB Subsidiaries and neither ANB nor any of the ANB Subsidiaries has been advised by any Governmental Authority that any such Governmental Authority is contemplating issuing or requesting the issuance of any such agreement, order, memorandum, action or letter in the future. ANB and each of the ANB Subsidiaries have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

(j) Tax Matters.

(i) ANB and each of the ANB Subsidiaries have filed all Tax Returns required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes owed by ANB or any of its Subsidiaries have been paid, are reflected as a liability in its SEC Reports or Bank Reports, or are being contested in good faith as set forth in its Disclosure Schedule. Except as set forth in Section 3.3(j)(i) of its Disclosure Schedule, no tax return or report filed by ANB or any of the ANB Subsidiaries is under examination by any Governmental Authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against ANB or any of the ANB Subsidiaries by any Governmental Authority.

(ii) Neither ANB nor any of the ANB Subsidiaries is or has been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4. ANB and each of the ANB Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(k) Property.

(i) Except as set forth in Section 3.4(k)(i) of the ANB Disclosure Schedule or reserved against as disclosed in its SEC Reports or Bank Reports, ANB and each of the ANB Subsidiaries have good and marketable title in fee simple absolute free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in its SEC Reports or Bank Reports as of December 31, 2009 or acquired after such date. All buildings, and all fixtures, equipment, and other property and assets that are material to ANB’s or any of the ANB Subsidiaries’ business, held under leases, subleases or licenses, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. Other than real estate that was acquired by foreclosure or voluntary deed in lieu of foreclosure, all of the buildings, structures, and appurtenances owned, leased, or occupied by ANB and each of the ANB Subsidiaries are in good operating condition and in a state of good maintenance and repair and comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein.

(ii) Section 3.4(k)(ii) of the ANB Disclosure Schedule identifies and sets forth the address of each parcel of real estate or interest therein, leased, licensed or subleased by ANB and each of the ANB Subsidiaries or in which ANB or any of the ANB Subsidiaries has any leasehold interest. ANB has made available to MFC true and complete copies of all lease, license and sublease agreements, including without limitation every amendment thereto, for each parcel of real estate or interest therein to which ANB or any of the ANB Subsidiaries is a party.

(l) Employee Benefit Plans.

(i) Section 3.4(1)(i) of the ANB Disclosure Schedule sets forth a complete and accurate list of all employee benefit plans and programs of ANB and the ANB Subsidiaries, including without limitation: (A) all retirement, savings and other pension plans; (B) all health, severance, insurance, disability and other employee welfare plans; and (C) all employment, vacation and other similar plans, all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other employee and director benefit plans, programs or arrangements, and all employment or compensation arrangements, in each case for the benefit of or relating to its current and former employees and directors (individually, a “ANB Benefit Plan” and collectively, the “ANB Benefit Plans”). Neither ANB nor any ANB Subsidiary is subject to or obligated under any oral or unwritten ANB Benefit Plan.

(ii) All of the ANB Benefit Plans are in compliance in all material respects with applicable laws and regulations, and ANB and American National have administered such benefit plans in accordance with applicable laws and regulations in all material respects.

(iii) Each ANB Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, as reflected in a current favorable determination letter (based on Internal Revenue Service permitted determination request procedures), or a filing for the same has been made with the Internal Revenue Service seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures). Nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption, or result in the imposition of excise taxes or income taxes on unrelated business income under the Code or ERISA with respect to any tax-qualified plan. There have been no “terminations,” “partial terminations” or “discontinuances of contributions,” as such terms are used in Section 411 of the Code and the regulations thereunder, to any tax-qualified plan during the preceding five years without notice to and approval by the Internal Revenue Service and payment of all obligations and liabilities attributable to such tax-qualified plans.

(iv) To its Knowledge, ANB has not engaged in any prohibited transactions, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any ANB Benefit Plan that is a pension plan as defined in Section 3(2) of ERISA. No “fiduciary,” as defined in Section 3(21) of ERISA, of any ANB Benefit Plan has any liability for breach of fiduciary duty under ERISA.

(v) There are no actions, suits, investigations or claims pending, threatened or anticipated (other than routine claims for benefits) with respect to any of the ANB Benefit Plans. None of the ANB Benefit Plans is the subject of a pending or, to the knowledge of ANB, threatened investigation or audit by the Internal Revenue Service, the U.S. Department of Labor, or the Pension Benefit Guarantee Corporation.

(m) Insurance. ANB and the ANB Subsidiaries are insured with reputable insurers against such risks and in such amounts as management of ANB reasonably has determined to be prudent in accordance with industry practices. Since December 31, 2009, neither ANB nor any of the ANB Subsidiaries has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three calendar years, and since January 1, 2010, has been refused any insurance coverage sought or applied for, and ANB has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of ANB or the ANB Subsidiaries.

(n) Loan Portfolio; Allowance for Loan Losses; Mortgage Loan Buy-Backs. Except as set forth in Section 3.4(n) of the ANB Disclosure Schedule and except for any changes hereafter made to the allowances and reserves described below pursuant to this Agreement:

(i) All evidences of indebtedness reflected as assets by ANB in its SEC Reports or Bank Reports as of September 30, 2010 were as of such dates: (A) evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be; (B) to the extent secured, secured by valid liens and security interests which have been perfected; (C) the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful could have a Material Adverse Effect on ANB; and (D) in all material respects was made in accordance with its standard loan policies, with the exception of variances from its standard loan policies which were approved in accordance with those policies in the ordinary course of its business.

(ii) The Loan Loss Allowance shown by ANB on its SEC Reports or Bank Reports as of September 30, 2010 was, and the Loan Loss Allowance to be shown on its SEC Reports or Bank Reports as of any date subsequent to the date of this Agreement will be, as of such dates, in the reasonable judgment of ANB’s management, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including letter of credit or commitments to make loans or extend credit).

(iii) The Loan Loss Allowance has been established in accordance with the accounting principles described in Section 3.4(e)(ii), and applicable regulatory requirements and guidelines.

(iv) Section 3.4(n)(iv) of the ANB Disclosure Schedule sets forth all one-to-four family residential mortgage loans originated on or after January 1, 2008 by it or any of the ANB Subsidiaries (i) that were sold in the secondary mortgage market and have been re-purchased by it or any of the ANB Subsidiaries or (ii) that the institutions to whom such loans were sold (or their successors or assigns) have asked it or any of the ANB Subsidiaries to purchase back (but have not been purchased back).

(o) Certain Loans and Related Matters. Except as set forth in Section 3.4(o) of its Disclosure Schedule, on November 30, 2010, neither ANB nor any of the ANB Subsidiaries was a party to any written or oral: (i) loan agreement, note or borrowing arrangement, under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (ii) loan agreement, note or borrowing arrangement which had been classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any of its directors or executive officers or directors or executive officers of any of the ANB Subsidiaries; or (iv) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to ANB or any of the ANB Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by any Governmental Authority.

(p) Environmental Matters.

(i) Except as described in Section 3.4(p) of its Disclosure Schedule, ANB and each of ANB Subsidiaries are in substantial compliance with all Environmental Laws. Neither ANB nor any of the ANB Subsidiaries has received any communication alleging that ANB or such ANB Subsidiary is not in such compliance, and, to its Knowledge, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(ii) Neither ANB nor any of the ANB Subsidiaries has received notice of pending, and to their Knowledge there are no threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (A) ANB or such ANB Subsidiary, (B) any person or entity whose liability for any Environmental Claim ANB or any ANB Subsidiary has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by ANB or any ANB Subsidiary, or any real or personal property which ANB or any ANB Subsidiary has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (D) any real or personal property in which ANB or a ANB Subsidiary holds a security interest securing a loan recorded on the books of ANB or such ANB Subsidiary. Neither ANB nor any of the ANB Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

(iii) With respect to all real and personal property owned or leased by ANB or any of the ANB Subsidiaries, or all real and personal property which ANB or any of the ANB Subsidiaries has been, or is, judged to have managed or to have supervised or to have participated in the management of, ANB will promptly provide MFC with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which is included in the ANB Disclosure Schedule). ANB and all of the ANB Subsidiaries are in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

(iv) To the Knowledge of ANB, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against ANB or any of the ANB Subsidiaries or against any person or entity whose liability for any Environmental Claim ANB or any of the ANB Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(q) Books and Records. The books and records of ANB and those of the ANB Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(r) Intellectual Property. ANB and the ANB Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all Intellectual Property and the ANB Technology Systems (as such terms are defined herein) that are used by ANB and its Subsidiaries in their respective businesses as currently conducted. ANB and the ANB Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any other person, and there is no claim asserted, or to the Knowledge of ANB threatened, against ANB or any of the ANB Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property. “ANB Technology Systems” means the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and Intellectual Property used by ANB and the ANB Subsidiaries or by a third party.

(s) Derivative Instruments. Except as set forth in Section 3.4(s) of the ANB Disclosure Schedule, all Derivative Contracts, whether entered into for ANB’s own account, or for the account of one or more of the ANB Subsidiaries or its or their customers, were entered into (i) only in the ordinary course of business, (ii) in accordance with prudent practices and in all material respects with all applicable laws, rules, regulations and regulatory policies and (iii) with counterparties believed to be financially responsible at the time; and each of such instruments constitutes the valid and legally binding obligation of ANB or one of the ANB Subsidiaries, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. Neither ANB nor any of the ANB Subsidiaries, nor, to the Knowledge of ANB, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement, except as set forth in Section 3.4(s) of the ANB Disclosure Schedule.

(t) Deposits. Except as set forth in Section 3.4(t) of the ANB Disclosure Schedule, as of November 30, 2010, none of ANB’s deposits or the deposits of any of the ANB Subsidiaries are “brokered” deposits or are subject to any legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of ANB or any of the ANB Subsidiaries.

(u) Financial Advisors. None of ANB, any of the ANB Subsidiaries or any of their respective officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement, ANB has retained Keefe, Bruyette & Woods, Inc. as its financial advisor (pursuant to an engagement letter, a true and complete copy of which is included in Section 3.4(u) of its Disclosure Schedule and under which that firm will be entitled to certain fees in connection with this Agreement).

(v) Fairness Opinion. Prior to the execution of this Agreement, ANB has received a written opinion of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair from a financial point of view to ANB. Such opinion has not been amended or rescinded as of the date of this Agreement.

(w) Tax Treatment. As of the date hereof, ANB is not aware of any reason why the Merger will fail to qualify as a tax-free reorganization under Section 368(a) of the Code.

ARTICLE 4

Covenants Relating to Conduct of Business

4.1	Conduct of Business of MFC Pending Merger.

From the date hereof until the Effective Date, except as expressly contemplated or permitted by this Agreement or as set forth in its Disclosure Schedule, without the prior written consent of ANB, MFC agrees that it will not, and will cause each of the MFC Subsidiaries not to:

(a) Conduct its business and the business of the MFC Subsidiaries other than in the ordinary and usual course or fail to use its reasonable best efforts to maintain and preserve intact their business organizations, assets, employees and relationships with customers, suppliers, employees and business associates.

(b) Take any action that would adversely affect or delay the ability of ANB or MFC (i) to obtain any necessary approvals, consents or waivers of any Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c) Amend its Organizational Documents.

(d) Other than pursuant to stock options outstanding as of the date hereof under the MFC Stock Plans as disclosed in Section 3.3(d) of its Disclosure Schedule, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock, or any Rights with respect thereto, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional shares of capital stock to become subject to new grants of employee and director stock options, stock appreciation rights or similar stock-based rights.

(e) Enter into or amend any written employment agreement, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such salary or wage increase will result in an annual adjustment in any individual officer’s or employee’s salary or wages of more than four percent (4%) without prior consultation with and approval from ANB and that no incentive or bonus payment will be paid or agreed to be paid without prior consultation with and approval from ANB.

(f) Enter into or amend (except as may be required by applicable law or the terms of any MFC Benefit Plan) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates, or the lapsing of restrictions with respect to, the vesting or exercise of any benefits payable thereunder, except in the ordinary course of business consistent with past practice.

(g) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, encumber any of its assets or dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement.

(h) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (i) dividends from any wholly-owned MFC Subsidiary to it or another wholly-owned MFC Subsidiary and (ii) as permitted by Section 4.3) or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(i) Make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than any wholly-owned MFC Subsidiary, except by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business.

(j) Implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable law.

(k) Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis, except as may be required by applicable law.

(l) Enter into any new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it and the MFC Subsidiaries, taken as a whole, except as required by applicable law.

(m) (i) Make, renew, restructure or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (collectively, “Loans”), other than Loans made or acquired in the ordinary course of business consistent with past practice which have (A) in the case of unsecured loans made to any one borrower that are originated in compliance with MidCarolina Bank’s internal loan policies, a principal balance not in excess of $100,000, or (B) in the case of secured loans made to any one borrower that are originated in compliance with MidCarolina Bank’s internal loan policies, a principal balance not in excess of $2.0 million; (ii) except in the ordinary course of its business, take any action that would result in any discretionary release of collateral or guarantees of any Loans; or (iii) enter into any Loan securitization or create any special purpose funding entity.

(n) (i) Enter into or extend any material agreement, lease or license relating to real property, personal property, data processing or bankcard functions; (ii) purchase or otherwise acquire any investment securities or enter into any Derivative Contract other than as provided in MFC’s currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business; or (iii) make any capital expenditures in the aggregate in excess of $100,000.

(o) Take any other action that would make any representation or warranty in Section 3.3 hereof untrue.

(p) Agree to take any of the actions prohibited to it by this Section 4.1.

4.2	Conduct of Business of ANB Pending Merger.

From the date hereof until the Effective Date, except as expressly contemplated or permitted by this Agreement or as set forth in its Disclosure Schedule, without the prior written consent of MFC, ANB agrees that it will not, and will cause each of the ANB Subsidiaries not to:

(a) Conduct its business and the business of the ANB Subsidiaries other than in the ordinary and usual course or fail to use its reasonable best efforts to maintain and preserve intact their business organizations, assets, employees and relationships with customers, suppliers, employees and business associates.

(b) Take any action that would adversely affect or delay the ability of ANB or MFC (i) to obtain any necessary approvals, consents or waivers of any Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c) Amend its Organizational Documents (except as provided herein or to facilitate the actions and transactions contemplated hereby).

(d) Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis, except as may be required by applicable law.

(e) Take any other action that would make any representation or warranty in Section 3.4 hereof untrue.

(f) Agree to take any of the actions prohibited to it by this Section 4.2.

4.3	Dividends.

MFC shall not (i) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of MFC Capital Stock, other than the payment of quarterly dividends payable to holders of record of the MFC Series A Preferred Stock pursuant to MFC’s Articles of Incorporation, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

4.4	Transition.

To facilitate the integration of the operations of ANB and MFC and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Date the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of ANB and MFC shall, and shall cause its subsidiaries to, consult with the other on all strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition.

4.5	Control of the Other Party’s Business.

Prior to the Effective Date, nothing contained in this Agreement (including, without limitation, Section 4.4) shall give ANB directly or indirectly, the right to control or direct the operations of MFC, and nothing contained in this Agreement shall give MFC, directly or indirectly, the right to control or direct the operations of ANB. Prior to the Effective Date, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its subsidiaries’ respective operations.

ARTICLE 5

Additional Agreements

5.1	Reasonable Best Efforts.

Subject to the terms and conditions of this Agreement, the parties hereto will use their reasonable best efforts to take, or cause to be taken, in good faith all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party hereto to that end.

5.2	Access to Information; Notice of Certain Matters; Confidentiality.

(a) Each party hereto will permit the other party to make or cause to be made such investigation of its operational, financial and legal condition as the other party reasonably requests; provided, that such investigation shall be reasonably related to the Merger and shall not interfere unnecessarily with normal operations. No investigation by a party shall affect the representations and warranties of the other party. ANB will receive notice of all meetings of the MFC and MidCarolina Bank Boards of Directors and any committees thereof, and of any management committees (in all cases, at least as timely as all MFC and MidCarolina Bank representatives to such meetings are provided notice). A representative of ANB will be permitted to attend all meetings of the MFC and MidCarolina Bank Boards of Directors and committees of the Boards of Directors (except for the portions of such meetings that are executive sessions, relate to the Merger or a Superior Proposal (as defined herein), or as may be necessary or appropriate in order to preserve attorney-client privilege, as deemed by such boards) and such meetings of management of MFC and MidCarolina Bank that ANB wishes to attend. Any such representative of ANB will be required to enter into an appropriate confidentiality agreement satisfactory to MFC prior to attending any such meetings.

(b) Each party hereto will give prompt notice to the other party (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance known that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

(c) Each party hereto shall, and shall use its reasonable best efforts to cause each of its directors, officers, attorneys and advisors, to maintain the confidentiality of, and not use to the detriment of the other party, all information of the other party obtained prior to the date of this Agreement or pursuant to this Section 5.2 that is not otherwise publicly disclosed by the other party, unless such information is required to be included in any filing required by law or in an application for any Regulatory Approval required for the consummation of the transactions contemplated hereby, such undertaking with respect to confidentiality to survive any termination of this Agreement. In the case of information that a party believes is necessary in making any such filing or obtaining any such Regulatory

Approval, that party will provide the other party a reasonable opportunity to review any such filing or any application for such Regulatory Approval before it is filed sufficient for it to comment on and object to the content of such filing or application. If this Agreement is terminated, each party shall promptly return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information received from the other party.

5.3	Stockholder Approvals.

(a) ANB shall call a meeting of its stockholders for the purpose of obtaining the ANB Stockholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (the “ANB Stockholder Meeting”). In connection with that meeting, the Board of Directors of ANB shall support and recommend approval of the issuance of ANB Common Stock pursuant to this Agreement and shall use its reasonable best efforts to obtain the ANB Stockholder Approval.

(b) MFC shall call a meeting of its stockholders for the purpose of obtaining the MFC Stockholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (the “MFC Stockholder Meeting”). In connection with that meeting, the Board of Directors of MFC shall support and recommend approval of this Agreement and the transactions contemplated hereby and shall use its reasonable best efforts to obtain the MFC Stockholder Approval unless the Board of Directors of MFC has received and recommended (or submitted to stockholders) a Superior Proposal in accordance with Section 5.5.

(c) ANB and MFC shall use their reasonable best efforts to hold their respective stockholder meetings on the same day.

(d) Except as otherwise provided in this Agreement, nothing in this Agreement shall be deemed to relieve either ANB or MFC of its obligation to submit this Agreement to its respective stockholders for a vote (i) with respect to ANB, to approve of the issuance of ANB Common Stock pursuant to this Agreement or (ii) with respect to MFC, on the approval of this Agreement and the Plan of Merger; provided, that neither party will be required to submit this Agreement to its stockholders if doing so would not be permissible under applicable law.

5.4	Registration Statement; Joint Proxy Statement; SEC Filings.

(a) Each party hereto will cooperate with the other party, and their representatives, in the preparation of a registration statement on Form S-4 or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto (the “Registration Statement”), to be filed by ANB with the SEC in connection with the issuance of ANB Common Stock in the Merger, and the parties will prepare a joint proxy statement and prospectus and other proxy solicitation materials of ANB and MFC constituting a part thereof (the “Joint Proxy Statement”). Neither the Joint Proxy Statement nor the Registration Statement shall be filed, and, prior to the termination of this Agreement, no amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed by ANB or MFC without consultation with the other party and its counsel. ANB will use all reasonable efforts, in which MFC will reasonably cooperate as necessary, to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable and to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as promptly as reasonably practicable after the filing thereof.

(b) Each party hereto agrees, as to itself and its subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the respective stockholder meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each party further agrees that if it becomes aware that any information furnished by it that would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.

5.5	No Other Acquisition Proposals.

(a) MFC agrees that it will not, and will cause the MFC Subsidiaries and MFC’s and the MFC Subsidiaries’ officers, directors, employees, agents and representatives (including any financial advisor, attorney or accountant retained by MFC or any of the MFC Subsidiaries) not to, directly or indirectly, (i) initiate, solicit or encourage inquiries or proposals with respect to, (ii) furnish any confidential or nonpublic information relating to, or (iii) engage or participate in any negotiations or discussions concerning, an Acquisition Transaction (as defined herein). Notwithstanding the foregoing, nothing contained in this Section 5.5 shall prohibit MFC, prior to its meeting of stockholders to be held pursuant to Section 5.3, from furnishing nonpublic information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written proposal regarding an Acquisition Transaction if, and only to the extent that (i) the MFC Board of Directors concludes in good faith, after consultation with and based upon the written advice of outside counsel, that the failure to take such actions would be inconsistent with its fiduciary duties to stockholders under applicable law, (ii) before taking such action, MFC receives from such person or entity an executed confidentiality agreement, and (iii) the MFC Board of Directors concludes in good faith that the proposal regarding the Acquisition Transaction constitutes or is reasonably likely to result in a Superior Proposal (as defined herein). MFC shall immediately (within twenty-four (24) hours) notify ANB orally and in writing of its receipt of any proposal or inquiry relating to an Acquisition Transaction, the material terms and conditions thereof, the identity of the person making such proposal or inquiry, and will keep ANB apprised of any related developments, discussions and negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(b) For purposes of this Agreement, an “Acquisition Transaction” means any of the following transactions involving MFC or MidCarolina Bank, other than as contemplated by this Agreement: (i) a merger, consolidation, share exchange, business combination, reorganization, liquidation, dissolution or other similar transaction; (ii) any acquisition or purchase, direct or indirect, of ten percent (10%) or more of the consolidated assets of MFC and the MFC Subsidiaries or ten percent (10%) or more of any class of voting securities of MFC or the MFC Subsidiaries whose assets, individually or in the aggregate, constitute more than ten percent (10%) of the consolidated assets of MFC; or (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning ten percent (10%) or more of any class of voting securities of MFC or the MFC Subsidiaries whose assets, individually or in the aggregate, constitute more than ten percent (10%) of the consolidated assets of MFC.

(c) For purposes of this Agreement, a “Superior Proposal” means a bona fide written proposal for an Acquisition Transaction that the Board of Directors of MFC concludes in good faith, after consultation with its financial and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation) (A) is more favorable to the stockholders of MFC from a financial point of view, than the Merger and (B) is fully financed or reasonably capable of being fully financed, to the extent required, and reasonably likely to receive all required approvals of Governmental Authorities (as defined below in Section 5.6(a)) on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the Acquisition Transaction shall have the meaning assigned to such term in Section 5.5(b), except the reference to “ten percent (10%) or more” in such definition shall be deemed to be a reference to “a majority” and “Acquisition Transaction” shall only be deemed to refer to a transaction involving MFC or MidCarolina Bank.

(d) Except as otherwise provided in this Agreement (including Section 7.1), nothing in this Section 5.5 shall permit MFC to terminate this Agreement or affect any other obligation of MFC under this Agreement.

5.6	Applications and Consents.

(a) The parties hereto shall cooperate and use their reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of each Governmental Authority (as defined herein) and all third parties necessary to consummate the transactions contemplated by this Agreement (the “Regulatory Approvals”) and will make all necessary filings in respect of the Regulatory Approvals as soon as practicable. For the purposes of this Agreement, a “Governmental Authority” means any court, administrative agency or commission or other governmental authority, agency or instrumentality, domestic or foreign, or any industry self-regulatory authority.

(b) Each party hereto will promptly furnish to the other party copies of applications filed with all Governmental Authorities and copies of written communications received by such party from any Governmental Authority with respect to the transactions contemplated hereby. Each party will consult with the other party with respect to the obtaining of all Regulatory Approvals and other material consents from third parties advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. All documents that the parties or their respective subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Approvals) will comply as to form in all material respects with the provisions of applicable law.

5.7	Public Announcements.

Prior to the Effective Date, the parties hereto will consult with each other as to the form and substance of any press release or other public statement materially related to this Agreement prior to issuing such press release or public statement or making any other public disclosure related thereto (including any broad based employee communication that is reasonably likely to become the subject of public disclosure); provided, that nothing in this Section 5.7 shall prohibit any party from making any disclosure necessary in order to satisfy such party’s disclosure obligations imposed by applicable law or the rules established by the Nasdaq Stock Market or any other self-regulatory organization.

5.8	Voting Agreements.

MFC has identified to ANB all persons who are, as of the date hereof, directors or executive officers of MFC. MFC will use its reasonable best efforts to obtain a written agreement in the form of Exhibit 5.8 hereto to be delivered to ANB from each such MFC director or executive officer on or prior to the date hereof.

5.9	Employee Benefit Plans.

(a) ANB at its election shall either: (i) provide generally to officers and employees of MFC and the MFC Subsidiaries, who at or after the Effective Date become employees of ANB or the ANB Subsidiaries (“MFC Continuing Employees”), employee benefits under the ANB Benefit Plans (with no break in coverage), on terms and conditions which are the same as for similarly situated officers and employees of ANB and the ANB Subsidiaries; or (ii) maintain for the benefit of the MFC Continuing Employees, the MFC Benefit Plans maintained by MFC immediately prior to the Effective Date; provided that ANB may take action to amend any MFC Benefit Plan immediately prior to the Effective Date to comply with any law or, so long as the benefits provided under those MFC Benefit Plans following such amendment are no less favorable to the MFC Continuing Employees than benefits provided by ANB to its officers and employees under any comparable ANB Benefit Plans, as necessary and appropriate for other business reasons.

(b) For purposes of participation, vesting and benefit accrual (except not for purposes of benefit accrual with respect to any plan in which such credit would result in a duplication of benefits) under the ANB Benefit Plans, service with or credited by MFC or any of the MFC Subsidiaries shall be treated as service with ANB; provided that this provision shall not cause ANB’s defined benefit pension plan (which is not open to new participants) to be opened to new participants or to provide additional credit for pre-Effective Date service for benefit accrual purposes. To the extent permitted under applicable law, ANB shall cause welfare ANB Benefit Plans maintained by ANB that cover the MFC Continuing Employees after the Effective Date to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under the MFC Benefit Plans), and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the MFC Continuing Employees under welfare MFC Benefit Plans to be credited to such MFC Continuing Employees under welfare ANB Benefit Plans, so as to reduce the amount of any deductible, co-insurance or maximum out-of-pocket payments payable by such MFC Continuing Employees under welfare ANB Benefit Plans.

(c) Each employee of MFC or any MFC Subsidiary at the Effective Date who is terminated by ANB after the Effective Date, excluding any employee who has a contract providing for severance, shall be entitled to severance pay in accordance with the severance policy adopted prior to the Effective Date by the parties hereto, if and to the extent that such employee is entitled to severance pay under such policy. Such employee’s service with MFC shall be treated as service with ANB for purposes of determining the amount of severance pay, if any, under ANB’s severance policy.

(d) Nothing in this Section 5.9 shall be interpreted as preventing ANB, from and after the Effective Date, from amending, modifying or terminating any ANB Benefit Plans or MFC Benefit Plans or any other contracts, arrangements, commitments or plans of either party in accordance with their terms and applicable law, provided that any such amendment, modification or termination to or of any ANB Benefit Plan applies equally to the officers and employees of MFC and any MFC Subsidiaries and of ANB and any ANB Subsidiaries participating therein.

5.10	Status and Issuance of ANB Common Stock; Nasdaq Listing.

(a) ANB shall take all corporate action as may be necessary to authorize, reserve for issuance and issue the shares of ANB Common Stock and ANB Series A Preferred Stock to which the shareholders of MFC become entitled in accordance with the terms of this Agreement, and to cause all such shares, upon such issuance, to be duly authorized, validly issued, fully paid and nonassessable.

(b) ANB will use its reasonable best efforts to cause the shares of ANB Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Date.

5.11	Indemnification.

Following the Effective Date, ANB shall indemnify, defend and hold harmless any person who has rights to indemnification from MFC or any MFC Subsidiary, to the same extent and on the same conditions as such person was entitled to such indemnification pursuant to applicable law, contract and MFC’s or the MFC Subsidiary’s Organizational Documents, as in effect on the date of this Agreement, to the extent MFC or the MFC Subsidiary was legally required or permitted to do so with respect to matters occurring on or before the Effective Date. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, ANB shall direct, if the party to be indemnified elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between ANB and the indemnified party. ANB shall use its reasonable best efforts to maintain MFC’s existing directors’ and officers’ liability policy, or some other policy, including ANB’s existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of MFC for a period of six years after the Effective Date on terms no less favorable to the directors and officers than those in effect on the date hereof; provided, that in no event shall the annual premium on such policy exceed 150% of the annual premium payments on MFC’s policy in effect as of the date hereof (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, ANB shall use its reasonable efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. The provisions of this Section 5.11 are intended to be for the benefit of and shall be enforceable by each person who is entitled to be indemnified by MFC or any MFC Subsidiary and his or her heirs and personal representatives.

5.12	Employment Arrangements.

(a) ANB will, as of and after the Effective Date, assume and honor all employment, severance, change in control, indemnification and deferred compensation agreements or arrangements that MFC and the MFC Subsidiaries have with their current and former officers and directors and which are set forth in Section 5.12(a) of the MFC Disclosure Schedule, except to the extent any such agreements or arrangements shall be superseded on or after the Effective Date.

(b) As of the date hereof, ANB has entered into employment and severance agreements, which will become effective as of the Effective Date, with Charles T. Canaday, Jr., in the form of Exhibit 5.12(b) hereto.

(c) The Merger contemplated by this Agreement shall be considered a “change in control” for purposes of all MFC Benefit Plans and the rights of officers and employees of MFC and any MFC Subsidiaries to receive any payments, or to become vested in any unvested awards or benefits, upon a change in control as provided for under those plans or under the terms of any employment, severance, change in control or deferred compensation agreements or arrangements between them and MFC or any MFC Subsidiary.

5.13	Takeover Laws.

If any anti-takeover laws or regulations of North Carolina or Virginia may become, or may purport to be, applicable to the transactions contemplated hereby, each party hereto and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary (other than as contemplated by Section 5.3) so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such laws or regulations on any of the transactions contemplated by this Agreement.

5.14	Change of Method.

ANB and MFC shall be empowered, upon their mutual agreement and at any time prior to the Effective Date (and whether before or after the MFC Stockholder Meeting and ANB Stockholder Meeting), to change the method or structure of effecting the combination of ANB and MFC (including the provisions of Article 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (i) alter or change the Exchange Ratio or the number of shares of ANB Common Stock received by MFC stockholders in exchange for each share of MFC Common Stock or the number of shares of ANB Series A Preferred Stock received by MFC stockholders in exchange for each share of MFC Series A Preferred Stock, (ii) adversely affect the tax treatment of MFC’s stockholders pursuant to this Agreement, (iii) adversely affect the tax treatment of ANB or MFC pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties hereto agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

5.15	Supplemental Indenture.

Prior to the Effective Date, MFC and ANB shall take all actions necessary for ANB to enter into a supplemental indenture with the trustees of (i) the Indenture dated October 29, 2002, for MFC’s floating rate junior subordinated debt securities due 2032, and (ii) the Indenture dated December 5, 2003, for MFC’s junior subordinated debt securities due January 7, 2034, to evidence the succession of ANB as the obligor on those securities as of the Effective Date. The form of the supplemental indenture shall be reasonably acceptable to ANB. ANB agrees to assume MFC’s obligations under the above Indentures and related subordinated debentures as well as under guaranty agreements related to preferred trust securities issued by MFC’s trust subsidiaries, MidCarolina I and MidCarolina Trust II.

ARTICLE 6

Conditions to the Merger

6.1	General Conditions.

The respective obligations of each party to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by each party pursuant to Section 8.3.

(a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the MFC Stockholder Approval and the ANB Stockholder Approval.

(b) Regulatory Approvals. ANB and MFC shall have received all Regulatory Approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, that no such approvals shall contain any conditions, restrictions or requirements that, in the reasonable opinion of ANB or MFC, would, after the Effective Date, have or be reasonably likely to have a Material Adverse Effect on ANB (after giving effect to the Merger).

(c) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d) Nasdaq Listing. The shares of ANB Common Stock to be issued to the holders of MFC Common Stock upon consummation of the Merger shall have been authorized for listing on the Nasdaq Global Select Market, subject to official notice of issuance.

(e) Tax Opinion. ANB and MFC shall have received a written opinion, dated the Effective Date, from LeClairRyan, A Professional Corporation, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of ANB and MFC reasonably satisfactory in form and substance to such counsel.

(f) Legal Proceedings. Neither party shall be subject to any order, decree or injunction of (i) a court or agency of competent jurisdiction or (ii) a Government Authority that enjoins or prohibits the consummation of the Merger.

6.2	Conditions to Obligations of ANB.

The obligations of ANB to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by ANB pursuant to Section 8.3.

(a) Representations and Warranties. The representations and warranties of MFC set forth in Section 3.3, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Date as though made on and as of the Effective Date and ANB shall have received a certificate, dated as of the Effective Date, signed on behalf of MFC by the Chief Executive Officer and Chief Financial Officer of MFC to such effect.

(b) Performance of Obligations. MFC shall have performed in all material respects all obligations required to be performed by it under this Agreement before the Effective Date and ANB shall have received a certificate, dated as of the Effective Date, signed on behalf of MFC by the Chief Executive Officer and Chief Financial Officer of MFC to such effect.

6.3	Conditions to Obligations of MFC.

The obligations of MFC to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by MFC pursuant to Section 8.3.

(a) Representations and Warranties. The representations and warranties of ANB set forth in Section 3.4, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Date as though made on and as of the Effective Date and MFC shall have received a certificate, dated as of the Effective Date, signed on behalf of ANB by the Chief Executive Officer and Chief Financial Officer of ANB to such effect.

(b) Performance of Obligations. ANB shall have performed in all material respects all obligations required to be performed by it under this Agreement before the Effective Date and MFC shall have received a certificate, dated as of the Effective Date, signed on behalf of ANB by the Chief Executive Officer and Chief Financial Officer of ANB to such effect.

ARTICLE 7

Termination

7.1	Termination.

This Agreement may be terminated and the Merger abandoned at any time before the Effective Date, whether before or after the approval of the Merger by the stockholders of ANB or MFC, as provided below:

(a) Mutual Consent. By the mutual consent in writing of ANB and MFC.

(b) Closing Delay. At the election of either party, evidenced by written notice, if the Effective Date shall not have occurred on or before December 31, 2011 or such later date as shall have been agreed to in writing by the parties; provided that the right to terminate under this Section 7.1(b) shall not be available to either party whose failure to perform an obligation hereunder has caused the failure of the Effective Date to occur on or before such date.

(c) Conditions to ANB Performance Not Met. By ANB if any event or condition occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of ANB to effect the Merger set forth in Sections 6.1 and 6.2, and which cannot be or has not been cured within thirty (30) days after the giving of written notice to MFC, provided, that ANB shall not be entitled to terminate the Agreement under this Section 7.1(c) if the impossibility of a condition to ANB’s obligations to be satisfied has resulted primarily from a breach by ANB of any of its obligations under this Agreement.

(d) Conditions to MFC Performance Not Met. By MFC if any event or condition occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of MFC to effect the Merger set forth in Sections 6.1 and 6.3, and which cannot be or has not been cured within thirty (30) days after the giving of written notice to ANB, provided, that MFC shall not be entitled to terminate the Agreement under this Section 7.1(d) if the impossibility of a condition to

MFC’s obligations to be satisfied has resulted primarily from a breach by MFC of any of its obligations under this Agreement.

(e) Solicitation and Recommendation Matters; MFC Stockholder Meeting Failure. At any time prior to the MFC Stockholder Meeting, by ANB if (i) MFC shall have breached Section 5.5, (ii) the MFC Board of Directors shall have failed to make its recommendation referred to in Section 5.3(b) in the proxy materials for the MFC Stockholder Meeting, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of ANB or (iii) MFC shall have materially breached its obligations under Section 5.3(b) by failing to call, give notice of, convene and hold the MFC Stockholder Meeting in accordance with Section 5.3(b).

(f) Solicitation and Recommendation Matters; ANB Stockholder Meeting Failure. At any time prior to the ANB Stockholder Meeting, by MFC if (i) the ANB Board of Directors shall have failed to make its recommendation referred to in Section 5.3(a) in the proxy materials for the ANB Stockholder Meeting, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of MFC, or (ii) ANB shall have materially breached its obligations under Section 5.3(a) by failing to call, give notice of, convene and hold the ANB Stockholder Meeting in accordance with Section 5.3(a).

(g) Termination Event. By ANB upon the occurrence of a Termination Event (as defined in Section 7.4(e) hereof).

(h) Other Agreement. At any time prior to the MFC Stockholder Meeting, by MFC in order to enter into an acquisition agreement or similar agreement with respect to a Superior Proposal which has been received and considered by MFC and the MFC Board in compliance with Section 5.5 hereof; provided that this Agreement may be terminated by MFC pursuant to this Section 7.1(h) only after the fifth business day following MFC’s provision of written notice to ANB advising ANB that the MFC Board of Directors is prepared to accept a Superior Proposal, and only if, during such five-business day period, ANB does not, in its sole discretion, make an offer to MFC that the MFC Board of Directors determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal.

7.2	Effect of Termination.

In the event this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and have no effect, except that Section 5.2(c) and Section 5.7, and this Article 7, shall survive any such termination.

7.3	Non-Survival of Representations, Warranties and Covenants.

Except for Article 1, Article 2, Sections 5.2(c), 5.9, 5.10, 5.11 and 5.12 and this Article 7, the respective representations, warranties, obligations, covenants and agreements of the parties hereto shall be deemed only to be conditions of the Merger and shall not survive the Effective Date. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that ANB or MFC and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

7.4	Fees and Expenses.

(a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and legal advisors, except that printing expenses shall be shared equally between ANB and MFC.

(b) In recognition of the effort made, the expenses incurred and the other opportunities for acquisition forgone by ANB while structuring the Merger, MFC shall pay ANB the sum of $1,700,000 (the “Termination Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by ANB pursuant to Sections 7.1(e)(i) or (iii) (but not Section 7.1(e)(ii)) or Section 7.1(g) or by MFC pursuant to Section 7.1(h), payment shall be made to ANB concurrently with the termination of this Agreement; or

(ii) if this Agreement is terminated (A) by ANB pursuant to Section 7.1(c) and the impossibility of the satisfaction of a condition to ANB’s obligations has resulted from a breach by MFC of any representation, warranty, covenant or agreement under this Agreement, (B) by ANB pursuant to Section 7.1(e)(ii), or (C) by either party pursuant to Section 7.1(b) and if the failure to consummate the Merger by the date specified in that Section 7.1(b) is due to MFC’s breach of any representation, warranty, covenant or agreement under this Agreement, and a proposal for an Acquisition Transaction shall have been publicly announced or otherwise communicated or made known to the senior management of MFC or the MFC Board of Directors (or any person shall have publicly announced, communicated or made known an intention, whether or not conditional, to propose an Acquisition Transaction) at any time after the date of this Agreement and before the date of such termination, and within twelve (12) months after such termination MFC or MidCarolina Bank consummates an Acquisition Transaction, MFC shall pay to ANB the Termination Fee on the date of consummation of such Acquisition Transaction, provided that, for the purposes of this Section 7.4(b)(ii) only, the term “Acquisition Transaction” shall have the meaning assigned to such term in Section 5.5(b) hereof except the reference to “ten percent (10%) or more” shall be deemed to be a reference to “a majority.”

(c) In recognition of the effort made, the expenses incurred and the other opportunities forgone by each party while structuring the Merger, if this Agreement is terminated by ANB or MFC because of a breach by the other party of any representation, warranty, covenant, agreement, undertaking or restriction set forth herein, and provided that the terminating party shall not have been in breach (in any material respect) of any representation, warranty, covenant, agreement, undertaking or restriction contained herein, then the breaching party shall reimburse the other party for all reasonable out-of-pocket fees and expenses incurred by it in connection with the transactions contemplated by this Agreement and the enforcement of its rights hereunder, provided that any liability incurred by ANB pursuant to this Section 7.4(c) shall not exceed $250,000 and any liability incurred by MFC pursuant to this Section 7.4(c) shall not exceed $250,000, and provided further that to the extent ANB is entitled to be paid both the $250,000 amount set forth in this Section 7.4(c) as well as the Termination Fee set forth in Section 7.4(b), in no event will the amount payable to ANB pursuant to Sections 7.4(b) and (c) exceed $1,700,000. Final settlement with respect to the reimbursement of such fees and expenses by the parties shall be made within thirty (30) days after the termination of this Agreement.

(d) The agreements contained in paragraphs (b) and (c) of this Section 7.4 shall be deemed an integral part of the transactions contemplated by this Agreement, that without such agreements the parties would not have entered into this Agreement and that no such amount constitutes a penalty or liquidated damages in the event of a breach of this Agreement by MFC or ANB. If MFC or ANB fails to pay or cause payment to the other party the amount(s) due under paragraphs (b) or (c) above at the time specified therein, the party so failing to pay shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with any action in which such other party prevails, including the filing of any lawsuit, taken to collect payment of such amount(s), together with interest on the amount of any such unpaid amount(s) at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amount(s) were required to be paid until the date of actual payment.

(e) For the purposes of this Agreement, a “Termination Event” shall mean any of the following events or transactions occurring after the date hereof:

(i)(A) MFC or MidCarolina Bank, without having received ANB’s prior written consent, shall have entered into an agreement with any person to (1) acquire, merge or consolidate, or enter into any similar transaction, with MFC or MidCarolina Bank, or (2) purchase, lease or otherwise acquire all or substantially all of the assets of MFC or MidCarolina Bank; or (B) MFC or MidCarolina Bank, without having received ANB’s prior written consent, shall have entered into an agreement with any person to purchase or otherwise acquire directly from MFC securities representing ten percent (10%) or more of the voting power of MFC; or

(ii) a tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of MFC Common Stock is commenced (other than by ANB or a ANB Subsidiary), and the MFC Board recommends that the stockholders of MFC tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the ten-business day period specified in Rule 14e-2(a) under the Securities Exchange Act of 1934, as amended.

(f) Any payment required to be made pursuant to Section 7.4 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment in the notice of demand for payment delivered pursuant to this Section 7.4.

ARTICLE 8

General Provisions

8.1	Entire Agreement.

This Agreement, including the Disclosure Schedules and Exhibits, contains the entire agreement between ANB and MFC with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto, with the exception of that certain letter agreement dated July 27, 2010 between Stifel, Nicolaus & Company, Incorporated and ANB and that certain letter agreement dated July 28, 2010 between Keefe, Bruyette & Woods, Inc. and MFC.

8.2	Binding Effect; No Third Party Rights.

This Agreement shall bind ANB and MFC and their respective successors and assigns. Other than Sections 5.09, 5.10, 5.11 and 5.12, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

8.3	Waiver and Amendment.

Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose stockholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the later of the date of the ANB Stockholder Meeting or the MFC Stockholder Meeting, except statutory requirements and requisite approvals of stockholders and Governmental Authorities.

8.4	Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

8.5	Notices.

All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given (i) when personally delivered or facsimile transmitted (with confirmation), or (ii) on the third business day after being mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to ANB:

Charles H. Majors

President and Chief Executive Officer

American National Bankshares Inc.

628 Main Street

Danville, Virginia 24541

Tele:    (434) 773-2219

Fax:      (434) 773-2207

with a copy to:

George P. Whitley, Esq.

LeClairRyan, A Professional Corporation

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

Tele:    (804) 343-4089

Fax:      (804) 783-7628

If to MFC:

Charles T. Canaday, Jr.

President and Chief Executive Officer

MidCarolina Financial Corporation

3101 South Church Street

Burlington, North Carolina 27216

Tele:    (336) 538-1600

Fax:      (336) 538-9925

with a copy to:

William R. Lathan Jr., Esq.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28563

Tele:    (252) 672-5458

Fax:      (252) 672-5477

8.6	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

8.7	Waiver of Jury Trial.

Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) it understands and has considered the implications of this waiver and (ii) it makes this waiver voluntarily.

8.8	Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

AMERICAN NATIONAL BANKSHARES INC.

By:	/s/ Charles H. Majors
Charles H. Majors
President and Chief Executive Officer

MIDCAROLINA FINANCIAL CORPORATION

By:	/s/ Charles T. Canaday, Jr.
Charles T. Canaday, Jr.
President and Chief Executive Officer

EXHIBIT 1.1

To the Agreement and

Plan of Reorganization

PLAN OF MERGER

BETWEEN

ANB MERGER SUBSIDIARY, INC.

AND

MIDCAROLINA FINANCIAL CORPORATION

Pursuant to this Plan of Merger (“Plan of Merger”), MidCarolina Financial Corporation, a North Carolina corporation (“MFC”), shall merge with and into ANB Merger Subsidiary, Inc. (“ANB Merger Sub”), a Virginia corporation and wholly-owned subsidiary of American National Bankshares Inc., a Virginia corporation (“ANB”).

ARTICLE 1

Terms of the Merger

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of December 15, 2010, between ANB and MFC (the “Agreement”), at the Effective Date (as defined herein), MFC shall be merged with and into ANB Merger Sub (the “Merger”) in accordance with the provisions of Virginia and North Carolina law, and with the effects set forth in Section 13.1-721 of the Virginia Stock Corporation Act and Section 55-11-06 of the North Carolina Business Corporation Act (the “NCBCA”). The separate corporate existence of MFC thereupon shall cease, and ANB Merger Sub shall be the surviving corporation in the Merger. The Merger shall become effective on such date and time as may be determined in accordance with Section 1.2 of the Agreement (the “Effective Date”).

ARTICLE 2

MERGER CONSIDERATION; EXCHANGE PROCEDURES

2.1	Conversion of Shares; Exchange of Shares.

At the Effective Date, by virtue of the Merger and without any action on the part of the stockholders of MFC and ANB, as the case may be, such stockholders will be entitled to the following:

(a) Each share of common stock, par value $1.00 per share, of ANB (“ANB Common Stock”), that is issued and outstanding immediately before the Effective Date shall remain issued and outstanding and shall remain unchanged by the Merger.

(b) Each share of common stock, no par value, of MFC (“MFC Common Stock”) issued and outstanding immediately before the Effective Date (other than the Dissenting Shares as defined in Section 2.7) will be converted into and exchanged for 0.33 fully paid and nonassessable shares of ANB Common Stock pursuant to the terms and conditions set forth in the Agreement and this Plan of Merger (the “Exchange Ratio”).

(c) Each share of noncumulative perpetual series A preferred stock, no par value, of MFC (“MFC Series A Preferred Stock”) issued and outstanding immediately before the Effective Date (other than the Dissenting Shares) will be converted into and exchanged for one share of noncumulative perpetual series A preferred stock, par value $5.00 per share, of ANB (“ANB Series A Preferred Stock”) with the preferences, rights and limitations set forth in Exhibit 1.3(a) to the Agreement.

(d) All shares of MFC Common Stock and MFC Series A Preferred Stock (collectively, the

“MFC Capital Stock”) converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Date.

(e) Each certificate previously representing shares of MFC Common Stock (a “MFC Common Certificate”) shall cease to represent any rights except the right to receive with respect to each underlying share of MFC Common Stock (i) a new certificate representing the number of whole shares of ANB Common Stock into which the shares of MFC Common Stock represented by the MFC Common Certificate have been converted pursuant to this Section 2.1 upon the surrender of such MFC Common Certificate in accordance with Section 2.2, (ii) in accordance with Section 2.3, cash in lieu of fractional shares of ANB Common Stock, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(f) Each certificate previously representing shares of MFC Series A Preferred Stock (a “MFC Preferred Certificate”) shall cease to represent any rights except the right to receive with respect to each underlying share of MFC Series A Preferred Stock (i) a new certificate representing the number of whole shares of ANB Series A Preferred Stock into which the shares of MFC Series A Preferred Stock represented by the MFC Preferred Certificate have been converted pursuant to this Section 2.1 upon the surrender of such MFC Preferred Certificate in accordance with Section 2.2, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(g) Each share of MFC Capital Stock held by either party and each share of ANB Common Stock held by MFC or any of the MFC Subsidiaries (as defined in the Agreement) prior to the Effective Date (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Date and no consideration shall be issued in exchange therefor; provided, that such shares of ANB Common Stock shall resume the status of authorized and unissued shares of ANB Common Stock.

(h) Each share of capital stock of ANB Merger Sub that is issued and outstanding immediately before the Effective Date shall remain issued and outstanding and shall remain unchanged by the Merger.

2.2	Exchange Procedures.

(a) At the Effective Date, ANB shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by ANB and MFC (in such capacity, the “Exchange Agent”), for the benefit of the holders of (i) the MFC Common Certificates, certificates representing ANB Common Stock (“ANB Common Certificates”), and (ii) the MFC Preferred Certificates, certificates representing ANB Series A Preferred Stock (“ANB Preferred Certificates”), together with any dividends or distributions with respect thereto and any cash to be paid hereunder in lieu of fractional shares of ANB Common Stock, without any interest thereon (the “Exchange Fund”), to be paid pursuant to this Article 2 in exchange for outstanding shares of MFC Capital Stock.

(b) As promptly as practicable after the Effective Date, ANB shall cause the Exchange Agent to send to each former stockholder of record of MFC immediately before the Effective Date transmittal materials for use in exchanging such stockholder’s (i) MFC Common Certificates for ANB Common Certificates based upon the Exchange Ratio, or (ii) MFC Preferred Certificates for ANB Preferred Certificates as provided for herein.

(c) ANB shall cause the ANB Common Certificates for shares of ANB Common Stock and the ANB Preferred Certificates for shares of ANB Series A Preferred Stock into which shares of MFC Capital Stock are converted at the Effective Date or dividends or distributions which such stockholder shall be entitled to receive and any cash to be paid in lieu of fractional shares to be paid to such stockholder upon delivery to the Exchange Agent of MFC Common Certificates and MFC Preferred Certificates representing such shares of MFC Capital Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any such cash to be paid pursuant to Section 2.3.

(d) An MFC stockholder whose MFC Common Certificates or MFC Preferred Certificates have been lost, destroyed, stolen or are otherwise missing shall be entitled to receive ANB Common Certificates or ANB Preferred Certificates, dividends or distributions, and cash in lieu of fractional shares, to which such stockholder shall be entitled upon compliance with reasonable conditions imposed by ANB pursuant to applicable law and as required in accordance with ANB’s standard policy (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of MFC for six (6) months after the Effective Date shall be returned to ANB (together with any dividends or earnings in respect thereof). Any stockholders of MFC who have not complied with this Article 2 shall thereafter be entitled to look only to ANB, and only as a general creditor thereof, for payment of the consideration deliverable in respect of each share of MFC Capital Stock such stockholder holds as determined pursuant to the Agreement and this Plan of Merger, without any interest thereon.

(f) None of the Exchange Agent, any of the parties hereto or any of the ANB Subsidiaries (as defined in the Agreement) or the MFC Subsidiaries shall be liable to any stockholder of MFC for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3	No Fractional Shares.

Each holder of shares of MFC Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of ANB Common Stock (after taking into account all MFC Common Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of ANB Common Stock multiplied by the closing sale price of ANB Common Stock on the Nasdaq Global Select Market on the trading day immediately preceding the Effective Date.

2.4	MFC Stock Options and Other Equity-Based Awards.

(a) Each option to purchase shares of MFC Common Stock (a “MFC Stock Option”) granted under an equity or equity-based compensation plan of MFC (a “MFC Stock Plan”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Date shall cease, at the Effective Date, to represent a right to acquire MFC Common Stock and shall be converted at the Effective Date, without any action on the part of the holder thereof, into an option to purchase shares of ANB Common Stock (a “ANB Stock Option”) on the same terms and conditions as were applicable under such MFC Stock Option (but taking into account any changes thereto, including any acceleration thereof, provided for in the relevant MFC Stock Plan or in the related award document by reason of the Merger).

(b) The number of shares of ANB Common Stock subject to each such ANB Stock Option shall be equal to the number of shares of MFC Common Stock subject to each such MFC Stock Option multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of ANB Common Stock, and such ANB Stock Option shall have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in such MFC Stock Option divided by the Exchange Ratio; provided that the exercise price, the number of shares of ANB Common Stock subject to such option and the terms and conditions of exercise of each such option (after taking into account the effect of any accelerated vesting thereof, if applicable) shall be determined in a manner consistent with the requirements of Section 424(a) of the Internal Revenue Code of 1986, as amended.

2.5	Anti-Dilution.

In the event ANB changes (or establishes a record date for changing) the number of shares of ANB Common Stock issued and outstanding before the Effective Date as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, appropriate and proportional adjustments will be made to the Exchange Ratio.

2.6	Dividends.

No dividend or other distribution payable to the holders of record of MFC Capital Stock at, or as of, any time after the Effective Date will be paid to the holder of any MFC Common Certificate or MFC Preferred Certificate until such holder physically surrenders such certificate (or furnishes a surety bond or a customary indemnity that such certificate is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Agreement, promptly after which time all such dividends or distributions will be paid (without interest).

2.7	Dissenting Shares.

Each outstanding share of MFC Capital Stock the holder of which has perfected his or her right to dissent under the NCBCA and has not effectively withdrawn or lost such right as of the Effective Date (the “Dissenting Shares”) shall not be converted into or represent a right to receive shares of ANB Common Stock or ANB Series A Preferred Stock, as the case may be, and cash hereunder, and the holder thereof shall be entitled only to such rights as are granted by the NCBCA. MFC shall give ANB prompt written notice upon receipt by MFC of any such written demands for payment of the fair value of such shares of MFC Capital Stock and of withdrawals of such demands and any other instruments provided pursuant to the NCBCA. Any payments made in respect of Dissenting Shares shall be made by ANB. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent and shall have delivered a properly completed letter of transmittal to the Exchange Agent, the Dissenting Shares held by such holder shall be converted into the right to receive ANB Common Stock or ANB Series A Preferred Stock, as the case may be, and cash in accordance with the applicable provisions of the Agreement.

ARTICLE 3

Articles of Incorporation and Bylaws of ANB and ANB Merger Sub

(a) The Articles of Incorporation of ANB as in effect immediately prior to the Effective Date, as such Articles of Incorporation are proposed to be amended as set forth in Exhibit 1.3(a) of the Agreement, shall be the Articles of Incorporation of ANB at and after the Effective Date until thereafter amended in accordance with applicable law. The Bylaws of ANB as in effect immediately prior to the Effective Date shall be the Bylaws of ANB at and after the Effective Date until thereafter amended in accordance with applicable law.

(b) The Articles of Incorporation and Bylaws of ANB Merger Sub as in effect immediately prior to the Effective Date will be the Articles of Incorporation and Bylaws of ANB Merger Sub at and after the Effective Date until thereafter amended in accordance with applicable law.

ARTICLE 4

Conditions Precedent

The obligations of ANB and MFC to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

EXHIBIT 1.3(a)

To the Agreement and

Plan of Reorganization

FORM OF ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

AMERICAN NATIONAL BANKSHARES INC.

I. Name. The name of the corporation is American National Bankshares Inc. (the “Corporation”).

II. Text of Amendment. Effective as of                     , Eastern Standard Time, on                     , 2011, the following Section C shall be added to Article 3 the Articles of Incorporation of the Corporation:

C. Noncumulative Perpetual Series A Preferred Stock. A series of Preferred Stock of the Corporation shall be created out of the authorized but unissued shares of the capital stock of the Corporation, such series to be designated Noncumulative Perpetual Series A Preferred Stock, to consist of 5,000 shares (the “Series A Preferred Shares”), par value $5.00 per share, the preferences, relative and other rights, and qualifications, limitations or restrictions of which shall be (in addition to those set forth in the Corporation’s Articles of Incorporation, as amended) as follows:

(1) Liquidation Value. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series A Preferred Shares at the time outstanding will be entitled to receive out of the assets of the Corporation available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to the Series A Preferred Shares upon liquidation, liquidating distributions in the amount of $1,000.00 per share, plus the amount of accrued and unpaid dividends thereon (whether or not declared) from the beginning of the quarterly dividend period in which the liquidation occurs to the date of liquidation and any authorized and declared but unpaid cash dividends from prior Dividend Periods (as defined below).

After payment of the full amount of the liquidating distributions to which they are entitled pursuant to the preceding paragraph, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of the Corporation. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the full amount of the liquidating distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking on a parity with the Series A Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Corporation, then the holders of the Series A Preferred Shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise respectively would be entitled.

For the purposes of this subsection (1), the consolidation or merger of the Corporation with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to constitute the liquidation, dissolution or winding up of the Corporation.

(2) Dividends.

(a) Payment of Dividends. Holders of Series A Preferred Shares shall be entitled to receive, if, when and as authorized and declared by the Board of Directors, out of assets of the Corporation legally available therefor, cash dividends at a fixed annual rate equal to 8.342% from August 15, 2005 to August 15, 2010 (the “Fixed Rate Period”) and thereafter at a variable rate equal to LIBOR plus 3.75% of the $1,000.00 liquidation preference per share (the “Coupon Rate”). Such noncumulative cash dividends shall be payable, if authorized and declared, quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on November 15, 2005 (each such date, a “Dividend Payment Date”), or, if any such Dividend Payment Date is not a Business Day (as defined below), then any dividends payable will be paid on, and such Dividend Payment Date will be moved to, the next succeeding day, other than a Saturday, Sunday or any other day on which banking institutions in New York City are permitted or required by any applicable law or executive order to close (a “Business Day”). If any redemption date falls on a day that is not a Business Day, then the principal, and/or dividends payable on such date will be paid on the immediately preceding Business Day. Each authorized and declared dividend shall be payable to holders of record of the Series A Preferred Shares as they appear on the stock books of the Corporation at the close of business on such record date, which shall be 15 calendar days preceding each Dividend Payment Date therefor, (each such date, a “Record Date”); provided, however, that if the date fixed for redemption of any of the Series A Preferred Shares occurs after a dividend is declared but before it is paid, such dividend shall be paid with the redemption price to the holder thereof as of the redemption date. Dividend periods (each, a “Dividend Period”) shall commence on and include the first day, and shall end on and include the last day, of the quarterly period in which the corresponding Dividend Payment Date occurs; provided, however, that the first Dividend Period (the “Initial Dividend Period”) shall commence on and include August 15, 2005, and shall end on and include the next succeeding Dividend Payment Date.

During the Fixed Rate Period, the amount of dividends payable for any Dividend Period shall be computed on the basis of a 360-day year of twelve 30-day months and the amount payable for any partial period shall be computed on the basis of the number of days elapsed in a 360-day year of twelve 30-day months. Upon expiration of the Fixed Rate Period, the amount of dividends payable for any Dividend Period will be computed on the basis of a 360-day year and the actual number of days elapsed in the relevant Dividend Period.

Except as herein expressly provided, holders of the Series A Preferred Shares shall not be entitled to any dividend, or any sum of money in lieu thereof, in respect of any dividend payment or payments on the Series A Preferred Shares authorized and declared by the Board of Directors that may be unpaid. Any dividend payment made on the Series A Preferred Shares shall first be credited against the earliest authorized and declared but unpaid cash dividend with respect to the Series A Preferred Shares.

(b) Subsequent to expiration of the Fixed Rate Period, LIBOR shall be determined by a party appointed by the Corporation (the “Calculation Agent”) in accordance with the following provisions:

(i) On the second LIBOR Business Day (as defined below) (provided, that on such day commercial banks are open for business (including dealings in deposits in U.S. dollars) in London (a “LIBOR Banking Day”), and otherwise the next preceding LIBOR Business Day that is also a LIBOR Banking Day) prior to each Dividend Payment Date (or, with respect to the first Dividend Period upon expiration of the Fixed Rate Period, on August 15, 2010), (each such day, a “LIBOR Determination Date” for such Dividend Period), the Calculation Agent shall obtain the rate for three-month U.S. Dollar deposits in Europe, which appears on Telerate Page 3750 (as defined in the International Swaps and Derivatives Association, Inc. 2000 Interest Rate and Currency Exchange Definitions) or such other page as may replace such Telerate Page 3750 on the Moneyline Telerate, Inc. service (or such other service or services as may be nominated by the British Banker’s Association as the information vendor for the purpose of displaying London interbank offered rates for U.S. dollar deposits), as of 11:00 a.m. (London time) on such LIBOR Determination Date, and the rate so obtained shall be LIBOR for such Dividend Period. “LIBOR Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banking institutions in The City of New York or Wilmington, Delaware are authorized or obligated by law or executive order to be closed. If such rate is superseded on Telerate Page 3750 by a corrected rate before 12:00 noon (London time) on the same LIBOR Determination Date, the corrected rate as so substituted will be the applicable LIBOR for that Dividend Period.

(ii) If, on any LIBOR Determination Date, such rate does not appear on Telerate Page 3750 or such other page as may replace such Telerate Page 3750 on the Moneyline Telerate, Inc. service (or such other service or services as may be nominated by the British Banker’s Association as the information vendor for the purpose of displaying London interbank offered rates for U.S. dollar deposits), the Calculation Agent shall determine the arithmetic mean of the offered quotations of the Reference Banks (as defined below) to leading banks in the London Interbank market for three-month U.S. Dollar deposits in Europe (in an amount determined by the Calculation Agent) by reference to requests for quotations as of approximately 11:00 a.m. (London time) on the LIBOR Determination Date made by the Calculation Agent to the Reference Banks. If, on any LIBOR Determination Date, at least two of the Reference Banks provide such quotations, LIBOR shall equal the arithmetic mean of such quotations. If, on any LIBOR Determination Date, only one or none of the Reference Banks provide such a quotation, LIBOR shall be deemed to be the arithmetic mean of the offered quotations that at least two leading banks in the City of New York (as selected by the Calculation Agent) are quoting on the relevant LIBOR Determination Date for three-month U.S. Dollar deposits in Europe at approximately 11:00 a.m. (London time) (in an amount determined by the Calculation Agent). As used herein, “Reference Banks” means four major banks in the London Interbank market selected by the Calculation Agent.

(iii) If the Calculation Agent is required but is unable to determine a rate in accordance with at least one of the procedures provided above, LIBOR for the applicable Dividend Period shall be LIBOR in effect for the immediate preceding Dividend Period.

(iv) All percentages resulting from any calculations on the Series A Preferred Shares will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

(v) On each LIBOR Determination Date, the Calculation Agent shall notify, in writing, the Corporation and the Paying Agent (as defined below) of the applicable Coupon Rate in effect for the related Dividend Period. The Calculation Agent shall, upon the request of the holder of any Series A Preferred Shares, provide the Coupon Rate then in effect. All calculations made by the Calculation Agent in the absence of manifest error shall be conclusive for all purposes and binding on the Corporation and the holders of the Series A Preferred Shares.

(c) Dividends Noncumulative. The right of holders of Series A Preferred Shares to receive dividends is noncumulative. Accordingly, except as herein expressly provided, if the Board of Directors does not authorize or declare a dividend payable in respect of any Dividend Period, holders of Series A Preferred Shares shall have no right to receive a dividend in respect of such Dividend Period and the Corporation shall have no obligation to pay a dividend in respect of such Dividend Period, whether or not dividends are authorized and declared payable in respect of any subsequent Dividend Period.

(d) Priority as to Dividends; Limitations on Dividends on Junior Equity. If full dividends on the Series A Preferred Shares for any Dividend Period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payments for three consecutive Dividend Periods, the most recent of which is the then current Dividend Period, no dividends or distributions shall be authorized, declared or paid or set aside for payment with respect to the Common Stock or any other stock of the Corporation ranking junior to the Series A Preferred Shares as to dividends or amounts upon liquidation (together with the Common Stock, “Junior Equity”) or any stock on parity with the Series A Preferred Shares as to dividends or amounts upon liquidation (“Parity Stock”), nor shall any Junior Equity or Parity Stock be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Corporation (except by conversion into or exchange for other Junior Equity).

(e) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) for any Dividend Period on the Series A Preferred Shares, all dividends declared on the Series A Preferred Shares and any other series ranking on a parity as to dividends with the Series A Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Shares and each such other series of capital stock shall in all cases bear to each other the same ratio that full dividends, for the then current Dividend Period, per Series A Preferred Share (which shall not include any accumulation in respect of unpaid dividends for prior Dividend Periods) and full dividends, including required or permitted accumulations, if any, on the stock of each such other series ranking on a parity as to dividends with the Series A Preferred Shares bear to each other.

(3) Paying Agent. Subsequent to execution hereof, the Corporation shall appoint a party responsible for the administration of payments made by the Corporation to holders of the Series A Preferred Shares (the “Paying Agent”). The Corporation shall remain at all times liable for the payments remitted to the Paying Agent for distribution to the holders of the Series A Preferred Shares.

(4) Special Redemption.

(a) Upon the occurrence and continuation of a Capital Treatment Event (as defined below, and a “Special Event”), the Corporation shall have the right to redeem the Series A Preferred Shares, in whole or in part, at any time, within 90 days following the occurrence of a Special Event (the “Special Redemption Date”), at the Special Redemption Price (as defined below).

(b) Any redemption pursuant to the preceding paragraph will be made, subject to the receipt by the Corporation of prior approval from any regulatory authority with jurisdiction over the Corporation if such approval is then required under applicable capital guidelines or policies of such regulatory authority, upon not less than 30 days’ nor more than 60 days’ notice. If the Series A Preferred Shares are only partially redeemed by the Corporation, the Series A Preferred Shares will be redeemed pro rata or by lot or by any other method utilized by the Trustee.

“Capital Treatment Event” means the receipt by the Corporation of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision thereof or therein, or as the result of any official or administrative pronouncement or action or decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date of original issuance of the Series A Preferred Shares, there is more than an insubstantial risk that, within 90 days of the receipt of such opinion, the aggregate liquidation amount of the Series A Preferred Shares will not be eligible to be treated by the Corporation as “Tier 1 Capital” (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Board of Governors of the Federal Reserve System (“Federal Reserve”) or Office of Thrift Supervision (“OTS”), as applicable (or any successor regulatory authority with jurisdiction over bank, savings & loan or financial holding companies), as then in effect and applicable to the Corporation; provided, however, that the inability of the Corporation to treat all or any portion of the liquidation amount of the Series A Preferred Shares as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event if such inability results from the

Corporation having cumulative Preferred Stock, minority interests in consolidated subsidiaries, or any other class of security or interest which the Federal Reserve or OTS, as applicable, may now or hereafter accord Tier 1 Capital treatment in excess of the amount which may now or hereafter qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines.

“Special Redemption Price” means, with respect to the redemption of the Series A Preferred Shares following a Special Event, an amount in cash equal to 105% of the principal amount of Series A Preferred Shares to be redeemed prior to the Call Date (as defined below) and thereafter equal to the percentage of the principal amount of the Series A Preferred Shares that is specified below for the optional redemption at the Redemption Price (as defined below) plus, in each case, (i) all accrued but unpaid dividends for the current Dividend Period (whether or not declared) to, but excluding such Special Redemption Date and (ii) all accrued but unpaid dividends that have been declared with respect to one or more prior Dividend Periods (but without accumulation of any previously undeclared and unpaid dividends for prior Dividend Periods) to the Special Redemption Date.

(5) Optional Redemption.

(a) Other than pursuant to a Special Event, the Series A Preferred Shares will not be redeemable prior to August 15, 2010 (the “Call Date”). On or after such date, the Series A Preferred Shares will be redeemable at the option of the Corporation (after giving notice as set forth herein and upon receipt of prior approval from the Federal Reserve) on any Dividend Payment Date (the “Redemption Date”), in whole or in part, at any time or from time to time, at a redemption price equal to an amount in cash equal to the percentage of the principal amount of the Series A Preferred Shares that is specified below (the “Redemption Price”) for the applicable Redemption Date plus, (i) all accrued but unpaid dividends for the current Dividend Period (whether or not declared) to, but excluding such Redemption Date and (ii) all accrued but unpaid dividends that have been declared with respect to one or more prior Dividend Periods (but without accumulation of any previously undeclared and unpaid dividends for prior Dividend Periods):

Redemption During the Twelve-Month Period Beginning August 15,	Percentage of Principal Amount
2010	105.0%
2011	104.5%
2012	104.0%
2013	103.5%
2014	103.0%
2015	102.5%
2016	102.0%
2017	101.5%
2018	101.0%
2019	100.5%
2020	100.0%

(b) In the event that fewer than all the outstanding Series A Preferred Shares are to be redeemed on or subsequent to the Call Date, the number of Series A Preferred Shares to be redeemed shall be determined by the Board of Directors, and the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors or by any other method as may be determined by the Board of Directors, in its sole discretion to be equitable, provided that such method satisfies any applicable requirements of any securities exchange (if any) on which the Series A Preferred Shares are then listed.

(c) Unless full dividends on the Series A Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the then current Dividend Period, no Series A Preferred Shares shall be redeemed on or subsequent to the Call Date unless all outstanding Series A Preferred Shares are redeemed, and the Corporation shall not purchase or otherwise acquire any Series A Preferred Shares; provided, however, that the Corporation may purchase or acquire Series A Preferred Shares on or subsequent to the Call Date on a Redemption Date at the Redemption Price to holders of all outstanding Series A Preferred Shares.

(d) The Corporation shall not redeem or set aside funds for the redemption of any stock of the Corporation ranking junior or on parity with the Series A Preferred Shares as to dividends or amounts upon liquidation unless prior to or contemporaneously therewith it redeems, or sets aside funds for the redemption of, a number of shares of Series A Preferred Shares whose liquidation preference bears the same relationship to the aggregate liquidation preference of all shares of Series A Preferred Shares then outstanding as the liquidation preference of such junior or parity stock to be redeemed bears to the aggregate liquidation preference of all junior or parity stock, as applicable, then outstanding.

(e) A notice by the Corporation pursuant to this Section shall be sufficiently given if in writing and mailed, first class postage prepaid, to each record holder of Series A Preferred Shares at the holder’s address as it appears in the records of the Corporation’s transfer agent. In any case where notice is given by mail, neither the failure to mail such notice nor any defect in the notice, to any particular holder shall affect the sufficiency of such notice to any other holder. Any notice mailed to a holder in the manner described above shall be deemed given on the date mailed, whether or not the holder actually receives the notice. A notice of redemption shall be given not less than 30 days and not more than 60 days prior to the date of redemption specified in the notice, and shall specify (i) the redemption date, (ii) the number of Series A Preferred Shares to be redeemed, (iii) the redemption price and (iv) the manner in which holders of Series A Preferred Shares called for redemption may obtain payment of the redemption price in respect of those shares.

(f) Any Series A Preferred Shares that are duly called for redemption pursuant to the terms set forth in this Section shall be deemed no longer to be outstanding for any purpose from and after that time that the Corporation shall have irrevocably deposited with the Paying Agent funds in an amount equal to the aggregate redemption price. From and after that time, the holders of the Series A Preferred Shares so called for redemption shall have no further rights as stockholders of the Corporation and in lieu thereof shall have only the right to receive the applicable Redemption Price.

(g) Series A Preferred Shares redeemed pursuant to this Section or purchased or otherwise acquired for value by the Corporation shall, after such acquisition, have the status of authorized and unissued shares of Preferred Stock and may be reissued by the Corporation at any time as shares of any series of Preferred Stock other than as Series A Preferred Shares.

(6) Mandatory Redemption. Should the Corporation cease, at anytime while the Series A Preferred Shares are outstanding, to be subject to regulation and supervision by the Federal Reserve, OTS, Office of Comptroller of the Currency or a state bank regulatory authority, as applicable (or any successor federal or state regulatory authority having jurisdiction over the Corporation) (a “Mandatory Redemption Event”), any holder of the Series A Preferred Shares shall have the right to demand that the Corporation redeem such holder’s Series A Preferred Shares at any time within 90 days following written notice to the holders of the Series A Preferred Shares that a Mandatory Redemption Event has occurred at the Mandatory Redemption Price. “Mandatory Redemption Price” means an amount in cash equal to 105% of the principal amount of Series A Preferred Shares to be redeemed prior to the Call Date and thereafter equal to the percentage of the principal amount of the Series A Preferred Shares that is specified in Section 5(a) for the optional redemption at the Redemption Price plus, in each case, (i) all accrued but unpaid dividends for the current dividend Period (whether or not declared) to, but excluding the date of redemption and (ii) all accrued but unpaid dividends that have been declared with respect to one or more prior Dividend Periods (but without accumulation of any previously undeclared and unpaid dividends for prior Dividend Periods) to the date of redemption.

(7) Voting Rights.

(a) General. Except as expressly provided in this Section 7 and as required by law, holders of Series A Preferred Shares shall have no voting rights. When the holders of Series A Preferred Shares are entitled to vote, each Series A Preferred Share will be entitled to one vote.

(b) Right to Elect Directors. At any time that full dividends on the Series A Preferred Shares shall not have been paid (i) for four (4) or more Dividend Periods (whether or not consecutive) or (ii) for one (1) Dividend Period following the payment in full of dividends on the Series A Preferred Shares for twelve (12) consecutive Dividend Periods (a “Preferred Dividend Cure”) after the occurrence of the circumstances described in clause (i) above (each a “Preferred Dividend Default”), the number of directors then constituting the Board of Directors of the Corporation will be increased by two, and the holders of the Series A Preferred Shares, voting as a single class together with the holders of each other series of Preferred Stock then entitled by the terms of such Preferred Stock to vote for additional directors (the “Parity Voting Preferred Stock”), will be entitled to elect such two additional directors (each a “Preferred Director”) to serve on the Corporation’s Board of Directors at a special meeting called by the holders of at least 10% of the then outstanding Series A Preferred Shares (or the holders of any other Parity Voting Preferred Stock); provided, however, if such request is received within 90 days of the day fixed for the next annual meeting of stockholders, then the holders of the Preferred Stock shall elect the Preferred Directors at such scheduled annual meeting. Upon a Preferred Dividend Cure following the most recent Preferred Dividend Default, the holders of Series A Preferred Shares shall be divested of the voting rights set forth above and the term of office of the Preferred Stock Directors elected as provided above shall terminate (subject to revesting in the event of each and every Preferred Dividend Default). Any Preferred Director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding Series A Preferred Shares entitled to vote, voting together as a single class with the holders of all other series of Parity Voting Preferred Stock, at a meeting of the Corporation’s stockholders, or of the holders of the Series A Preferred Shares and all other series of Preferred Stock so entitled to vote thereon, called for that purpose. As long as dividends on the Series A Preferred Shares shall not have been paid for the preceding quarterly Dividend Period, (i) any vacancy in the office of any Preferred Director may be filled (except as provided in the following clause (ii)) by an instrument in writing signed by the remaining Preferred Director and filed with the Corporation, and (ii) in the case of the removal of any Preferred Director, the vacancy may be filled by the vote of the holders of the outstanding Series A Preferred Shares entitled to vote, voting together as a single class with the holders of all other series of Preferred Stock entitled to vote on the matter, at the same meeting at which such removal shall be voted. Each director appointed as aforesaid by the remaining Preferred Director shall be deemed, for all purposes hereof, to be a Preferred Director. Any Preferred Director will be deemed to be an Independent Director for purposes of the actions set forth in Section 8(b) requiring the approval of a majority of the Independent Directors.

(c) Certain Voting Rights. The affirmative vote or consent of the holders of at least 67% of the outstanding Series A Preferred Shares will be required (i) to authorize, create or issue, or increase the authorized, created or issued amount of, any class or series of stock which shall, as to dividends or distribution of assets, rank senior to the Series A Preferred Shares, or reclassify any authorized class or series of stock of the Corporation into any such stock, or authorize, create or issue any obligation or security convertible into or evidencing the right to purchase any such stock or (ii) amend, alter, repeal or change the provisions of the Corporation’s Articles of Incorporation (including this Section C and the terms of the Series A Preferred Shares), including, without limitation, by consolidation or merger, so as to adversely affect the voting powers, preferences or rights of the holders of Series A Preferred Shares. Notwithstanding the foregoing, but subject to clause (i) above, an alteration or change to the provisions of the Corporation’s Articles of Incorporation shall not be deemed to affect the voting powers, preferences or special rights of the holders of the Series A Preferred Shares, provided that: (x) the Series A Preferred Shares remain outstanding with the terms thereof unchanged; or (y) the Series A Preferred Shares are converted in a merger or consolidation transaction into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Series A Preferred Shares set forth herein and the terms and number of authorized and issued shares of any stock that is senior to the Series A Preferred Shares of the issuer are also identical to the terms and number of authorized and issued shares of senior stock of the Corporation immediately prior to such merger or consolidation transaction. The above notwithstanding, an increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock or an increase in the amount of authorized shares of any such series, in each case ranking on a parity with or junior to the Series A Preferred Shares with respect to payment of dividends or distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to adversely affect the voting powers, preferences or rights of the holders of the Series A Preferred Shares.

(8) Independent Directors.

(a) Number; Definition. As long as any Series A Preferred Shares are outstanding, at least two directors on the Board of Directors shall be Independent Directors. As used herein, “Independent Director” means any director of the Corporation who is either (i) not a current officer or employee of the Corporation or a current director, officer or employee of the Corporation or any affiliate of the Corporation, or (ii) a Preferred Director.

(b) Approval of Independent Directors. As long as any Series A Preferred Shares are outstanding, the Corporation may not take the following actions without first obtaining the approval of a majority of the Independent Directors: (i) the issuance of additional Preferred Stock ranking senior to, or on a parity with, the Series A Preferred Shares, and (ii) the redemption of any shares of Common Stock. So long as the number of Independent Directors is two, the foregoing actions must be approved by both of the Independent Directors.

(c) Determination by Independent Directors. In determining whether any proposed action requiring their consent is in the best interests of the Corporation, the Independent Directors shall consider the interests of holders of both the Common Stock and the Preferred Stock, including, without limitation, the holders of the Series A Preferred Shares. In considering the interests of the holders of the Preferred Stock, including, without limitation, holders of the Series A Preferred Shares, the Independent Directors shall owe the same duties that the Independent Directors owe with respect to holders of shares of Common Stock.

(9) No Conversion Rights. The holders of Series A Preferred Shares shall not have any rights to convert such shares into shares of any other class or series of stock or into any other securities of, or any interest in, the Corporation.

(10) No Sinking Fund. No sinking fund shall be established for the retirement or redemption of Series A Preferred Shares.

(11) Preemptive or Subscription Rights. No holder of Series A Preferred Shares of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation that it may issue or sell.

(12) No Other Rights. The Series A Preferred Shares shall not have any designations, preferences or relative, participating, optional or other special rights except as set forth in the Corporation’s Articles of Incorporation or as otherwise required by law.

(13) Compliance with Applicable Law. Declaration by the Board of Directors and payment by the Corporation of dividends to holders of the Series A Preferred Shares and repurchase, redemption or other acquisition by the Corporation of Series A Preferred Shares shall be subject in all respects to any and all restrictions and limitations placed on dividends, redemptions or other distributions by the Corporation (or any such other entity) under (i) laws, regulations and regulatory conditions or limitations applicable to or regarding the Corporation (or any such other entity) from time to time and (ii) agreements with federal or state banking authorities with respect to the Corporation (or any such other entity) from time to time in effect.

III. Adoption and Date of Adoption. Pursuant to Section 13.1-639 of the Virginia Stock Corporation Act (the “Act”), the Corporation’s Articles of Incorporation permit the Board of Directors to amend the Articles of Incorporation in order to establish the preferences, limitations and relative rights of one or more series of the Corporation’s authorized class of Preferred Stock without the approval of the Corporation’s shareholders. The foregoing amendment was adopted on                     , 20     by the Corporation’s Board of Directors without shareholder approval pursuant to such section of the Act. The Corporation has not issued any shares of the Noncumulative Perpetual Series A Preferred Stock as of the date hereof.

IV. Effective Date. This Certificate of Amendment shall become effective immediately upon filing in accordance with Section 13.1-606 of the Act.

[Signature Page Follows]

Dated: , 2011	AMERICAN NATIONAL BANKSHARES INC.

By:
Charles H. Majors
President and Chief Executive Officer

APPENDIX B

OPINION OF KEEFE, BRUYETTE & WOODS, INC.

December 15, 2010

The Board of Directors

American National Bankshares Inc.

628 Main Street

Danville, Virginia 24541

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to American National Bankshares Inc. (“Acquiror”) of the exchange ratio in the proposed merger (the “Merger”) of MidCarolina Financial Corporation with and into American National Bankshares Inc. pursuant to the Agreement and Plan of Reorganization, including the Plan of Merger attached thereto, dated as of December 15, 2010, between MidCarolina Financial Corporation (“Target”) and Acquiror (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of Common Stock, no par value per share, of Target will be converted into 0.33 shares of common stock, par value $1.00 per share, of Acquiror (the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Agreement.

Keefe, Bruyette & Woods, Inc., has acted as financial advisor to the Acquiror. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Target and Acquiror, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Target and Acquiror for our own account and for the accounts of our customers. To the extent we have any such positions as of the date of this opinion it has been disclosed to Acquiror. We have acted exclusively for the Board of Directors of Acquiror in rendering this fairness opinion and will receive a fee from Acquiror for our services. A portion of our fee is contingent upon the successful completion of the Merger.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Target and Acquiror and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2009 of Target and Acquiror; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Target and Acquiror and certain other communications from Target and Acquiror to their respective stockholders; (iv) other financial information concerning the businesses and operations of Target and Acquiror furnished to us by Target and Acquiror for purposes of our analysis. We have also held discussions with senior management of Target and Acquiror regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Target and Acquiror with

Keefe, Bruyette & Woods • 787 Seventh Avenue • New York, NY 10019

212.887.7777 • Toll Free 800.966.1559 • www.kbw.com

similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of Target and Acquiror as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent that the aggregate allowances for loan and lease losses for Target and Acquiror are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Target or Acquiror, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Target and Acquiror; (ii) the assets and liabilities of Target and Acquiror; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of the Acquiror to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to the Acquiror.

We are not expressing any opinion about the fairness of the amount or nature of the compensation to any of the Acquiror or Target’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of the Target.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Institutions Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the exchange ratio in the Merger is fair, from a financial point of view, to Acquiror.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

APPENDIX C

OPINION OF STIFEL, NICOLAUS & COMPANY, INCORPORATED

December 15, 2010

Board of Directors

MidCarolina Financial Corporation

3101 South Church Street

Burlington, NC 27215

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus” or “we”) has been advised that MidCarolina Financial Corporation (“MFC” or the “Company”) is considering entering into an Agreement and Plan of Reorganization (the “Merger Agreement”) with American National Bankshares Inc. (“ANB”), pursuant to which MFC will be merged with and into ANB Merger Subsidiary, Inc., a newly-formed Virginia corporation and wholly-owned subsidiary of ANB (“ANB Merger Sub”), with ANB Merger Sub being the surviving corporation, followed by the merger of ANB Merger Sub with and into ANB, with ANB continuing as the surviving corporation, and each issued and outstanding share (excluding any “Dissenting Shares” (as defined in the Merger Agreement), the “Shares”) of Common Stock, no par value per share, of the Company (the “MFC Common Stock”) will be converted into the right to receive 0.33 shares of ANB’s common stock, par value $1.00 per share (the “Per Share Merger Consideration”), pursuant to the terms and conditions more fully set forth in the Merger Agreement (the “Merger”).

You have requested Stifel Nicolaus’ opinion as of the date hereof, as investment bankers, as to the fairness, from a financial point of view, to the holders of Shares of MFC Common Stock of the Per Share Merger Consideration to be received by such holders of Shares from ANB in connection with the Merger pursuant to the Merger Agreement (the “Opinion”). For purposes of this Opinion, the term “Shares” shall not include any shares of MFC Common Stock beneficially owned by MFC, ANB or their respective subsidiaries, any shares of MFC Common Stock subject to a voting agreement executed in connection with the Merger, or any “Dissenting Shares”, “MFC Series A Preferred Stock”, “ANB Series A Preferred Stock”, “ANB Common Stock”, “MFC Stock Options”, “ANB Stock Options” (each as defined in the Merger Agreement), or any other class of securities of MFC or ANB.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

237 PARK AVENUE, 8TH FLOOR | NEW YORK, NEW YORK 10017 | (212) 847-6500 | (212) 682-3778 FAX | WWW.STIFEL.COM

MEMBER SIPC AND NYSE

Board of Directors – MidCarolina Financial Corporation

December 15, 2010

In connection with our Opinion, we have, among other things:

(i)	reviewed and analyzed a draft copy of the Merger Agreement dated December 13, 2010;

(ii)	reviewed and analyzed the audited consolidated financial statements of MFC for the five years ended December 31, 2009 and the unaudited consolidated financial statements of MFC for the quarter ended September 30, 2010;

(iii)	reviewed and analyzed the audited consolidated financial statements of ANB for the three years ended December 31, 2009 and the unaudited consolidated financial statements of ANB for the quarter ended September 30, 2010.

(iv)	reviewed and analyzed certain other publicly available information concerning MFC and ANB;

(v)	held discussions with ANB’s senior management, including, without limitation, discussions regarding estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the Merger on ANB;

(vi)	reviewed certain non-publicly available information concerning MFC, including, without limitation, internal financial analyses and forecasts prepared by its management and held discussions with MFC’s senior management regarding recent developments and regulatory matters;

(vii)	participated in certain discussions and negotiations between representatives of MFC and ANB;

(viii)	reviewed the reported prices and trading activity of the equity securities of MFC and ANB;

(ix)	analyzed the relative contribution of MFC and ANB with regard to certain assets, liabilities, earnings, and capital;

(x)	analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(xi)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

Board of Directors – MidCarolina Financial Corporation

December 15, 2010

(xii)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our Opinion; and

(xiii)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the banking industry generally.

In connection with our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel Nicolaus, by or on behalf of MFC or ANB, or that was otherwise reviewed by Stifel Nicolaus and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by MFC and ANB (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), we have assumed that the forecasts were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of MFC and ANB, as applicable, as to the future operating and financial performance of MFC and ANB, as applicable, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic, market and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel Nicolaus has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. We have further relied upon the assurances by MFC or ANB that they are unaware of any facts that would make their respective information incomplete or misleading.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either MFC or ANB since the date of the last financial statements of each company made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the respective financial statements of MFC and ANB are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of either MFC’s or ANB’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of MFC or ANB. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy. We relied on advice of MFC’s counsel as to certain legal matters with respect to MFC, the Merger Agreement and the Merger and other transactions and

Board of Directors – MidCarolina Financial Corporation

December 15, 2010

other matters contained or contemplated therein. We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company or ANB. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

Our Opinion is limited to whether the Per Share Merger Consideration is fair to the holders of Shares of MFC Common Stock, from a financial point of view, as of the date hereof. Our Opinion does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Company’s Board of Directors (the “Board”) or the Company; (ii) the legal, tax or accounting consequences of the Merger on the Company or the holders of MFC Common Stock including, without limitation, whether or not the Merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the treatment of, or effect of the Merger on, “MFC Series A Preferred Stock”, “ANB Series A Preferred Stock”, “ANB Common Stock”, “MFC Stock Options”, “ANB Stock Options” (each as defined in the Merger Agreement), or any other class of securities of MFC or ANB other than the Shares; (v) the “Subsidiary Bank Merger” (as defined in the Merger Agreement) or any other transaction contemplated by the Merger Agreement other than the Merger, or any separate agreement contemplated to be entered into in connection with the Subsidiary Bank Merger or any other transaction; or (vi) any advice or opinions provided by Keefe, Bruyette & Woods, Inc. or any other advisor to MFC or ANB. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which ANB’s or MFC’s securities will trade following public announcement or consummation of the Merger.

We are not legal, tax, regulatory or bankruptcy advisors. We have not considered any legislative or regulatory changes recently adopted or currently being considered by the United States Congress, the various federal banking agencies, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any

Board of Directors – MidCarolina Financial Corporation

December 15, 2010

or all of the federal banking agencies. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of MFC.

Our Opinion is necessarily based on economic, market, monetary, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It is understood that subsequent developments may affect the conclusions reached in this Opinion and that Stifel Nicolaus does not have or assume any obligation to update, revise or reaffirm this Opinion. Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger and is not to be relied upon by any shareholder of the Company or ANB or any other person or entity. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any shareholder of MFC or ANB as to how any such shareholder should vote at any shareholders’ meeting at which the Merger is considered, or whether or not any MFC shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transaction or business strategy which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger. We were not requested to, and we did not, explore alternatives to the Merger or solicit the interest of any other parties in pursuing transactions with the Company, with the exception of one party whom the Board authorized us to contact but with whom, at the Board’s subsequent request, we did not engage in any negotiations regarding a transaction.

Stifel Nicolaus, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to MFC in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger. We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger. In addition, MFC has agreed to indemnify us for certain liabilities arising out of our engagement. Stifel Nicolaus provided financial advisory services to MFC during 2009 and 2010 in connection with a transaction that was never consummated, but Stifel Nicolaus was never formally engaged by MFC pursuant to a written engagement letter or other agreement, nor did Stifel Nicolaus receive any fee or other compensation in connection with such services. Stifel Nicolaus may seek to provide investment banking services to ANB or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel Nicolaus may trade MFC or ANB’s securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors – MidCarolina Financial Corporation

December 15, 2010

Stifel Nicolaus’ Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel Nicolaus be made, without our prior written consent; except in accordance with the terms and conditions of Stifel Nicolaus’ engagement letter agreement with MFC.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per Share Merger Consideration to be received by holders of Shares of MFC Common Stock from ANB in connection with the Merger pursuant to the Merger Agreement is fair to such holders of Shares of MFC Common Stock, from a financial point of view.

Very truly yours,

/s/ STIFEL, NICOLAUS & COMPANY, INCORPORATED
STIFEL, NICOLAUS & COMPANY, INCORPORATED

APPENDIX D

ARTICLE 13 OF NORTH CAROLINA BUSINESS CORPORATION ACT

Article 13.

Dissenters’ Rights.

Part 1. Right to Dissent and Obtain Payment for Shares.

§ 55-13-01. Definitions.

In this Article:

(1)	“Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

(3)	“Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)	“Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

(5)	“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)	“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7)	“Shareholder” means the record shareholder or the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-02. Right to dissent.

(a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(1)	Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger whose shares are not affected under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

(2)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

(2a)	Consummation of a plan of conversion pursuant to Part 2 of Article 11A of this Chapter;

(3)	Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

(4)	An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than an amendment of the articles of incorporation permitting action without meeting to be taken by less than all shareholders entitled to vote, without advance notice, or both, as provided in G.S. 55-7-04; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization; or

(5)	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c) Notwithstanding any other provision of this Article, there shall be no right of shareholders to dissent from, or obtain payment of the fair value of the shares in the event of, the corporate actions set forth in subdivisions (1), (2), or (3) of subsection (a) of this section if the affected shares are any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held by at least 2,000 record shareholders. This subsection does not apply in cases in which either:

(1)	The articles of incorporation, bylaws, or a resolution of the board of directors of the corporation issuing the shares provide otherwise; or

(2)	In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

a.	Cash;

b.	Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held by at least 2,000 record shareholders; or

c.	A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision. (1925, c. 77, s. 1; c. 235; 1929, c. 269; 1939, c. 279; 1943, c. 270; G.S., ss. 55-26, 55-167; 1955, c. 1371, s. 1; 1959, c. 1316, ss. 30, 31; 1969, c. 751, ss. 36, 39; 1973, c. 469, ss. 36, 37; c. 476, s. 193; 1989, c. 265, s. 1; 1989 (Reg. Sess., 1990), c. 1024, s. 12.18; 1991, c. 645, s. 12; 1997-202, s. 1; 1999-141, s. 1; 2001-387, s. 26; 2003-157, s. 1.)

§ 55-13-03. Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(1)	He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)	He does so with respect to all shares of which he is the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§§ 55-13-04 through 55-13-19. Reserved for future codification purposes.

Part 2. Procedure for Exercise of Dissenters’ Rights.

§ 55-13-20. Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under G.S. 55-13-02 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this Article and be accompanied by a copy of this Article.

(b) If corporate action creating dissenters’ rights under G.S. 55-13-02 is taken without a vote of shareholders or is taken by shareholder action without meeting under G.S. 55-7-04, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in G.S. 55-13-22. A shareholder who consents to shareholder action taken without meeting under G.S. 55-7-04 approving a corporate action is not entitled to payment for the shareholder’s shares under this Article with respect to that corporate action.

(c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters’ rights under G.S. 55-13-02 unless he voted for such corporate action. (1925, c. 77, s. 1; c. 235; 1929, c. 269; 1939, c. 5; c. 279; 1943, c. 270; G.S., ss. 55-26, 55-165, 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2002-58, s. 2.)

§ 55-13-21. Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under G.S. 55-13-02 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1)	Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2)	Must not vote his shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-22. Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under G.S. 55-13-02 is approved at a shareholders’ meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters’ notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

(b) The dissenters’ notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters’ rights under G.S. 55-13-02, and must:

(1)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)	Supply a form for demanding payment;

(4)	Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a)

notice is mailed; and

(5)	Be accompanied by a copy of this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-485, s. 4; 2001-387, s. 27; 2002-58, s. 3.)

§ 55-13-23. Duty to demand payment.

(a) A shareholder sent a dissenters’ notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-24. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-25. Payment.

(a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

(b) The payment shall be accompanied by:

(1)	The corporation’s most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;

(2)	An explanation of how the corporation estimated the fair value of the shares;

(3)	An explanation of how the interest was calculated;

(4)	A statement of the dissenter’s right to demand payment under G.S. 55-13-28; and

(5)	A copy of this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; c. 770, s. 69; 1997-202, s. 2.)

§ 55-13-26. Failure to take action.

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under G.S. 55-13-22 and repeat the payment demand procedure. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-12-27. Reserved for future codification purposes.

§ 55-13-28. Procedure if shareholder dissatisfied with corporation’s payment or failure to perform.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

(1)	The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(2)	The corporation fails to make payment under G.S. 55-13-25; or

(3)	The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 3.)

§ 55-13-29. Reserved for future codification purposes.

Part 3. Judicial Appraisal of Shares.

§ 55-13-30. Court action.

(a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter’s payment demand under G.S. 55-13-28 by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

(a1) Repealed by Session Laws 1997-202, s. 4.

(b) Reserved for future codification purposes.

(c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 4; 1997-485, ss. 5, 5.1.)

§ 55-13-31. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

(2)	Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The laws of the Commonwealth of Virginia pursuant to which American National Bankshares Inc. (“American”) is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The articles of incorporation of American, which have been approved by its shareholders, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of American as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made party by reason of his or her being or having been a director or officer of American, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

American has purchased officers’ and directors’ liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of American against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by American and (2) American to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

Item 21. Exhibits and Financial Statement Schedules.

The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

(a)	List of Exhibits:

Exhibit No.	Description of Exhibit

2.0	Agreement and Plan of Reorganization, dated December 15, 2010, by and between American National Bankshares Inc. and MidCarolina Financial Corporation (“MidCarolina”), and a related Plan of Merger, filed as Appendix A to the Proxy Statement/Prospectus included in this Registration Statement.

3.1	Articles of Incorporation of American, as amended (incorporated herein by reference to American’s Current Report on Form 8-K filed August 5, 2010).

3.2	Bylaws of American, as amended (incorporated herein by reference to American’s Current

Report on Form 8-K filed December 23, 2010).

5.0	Opinion of LeClairRyan, A Professional Corporation (“LeClairRyan”), regarding the legality of the securities being registered.

8.0	Opinion of LeClairRyan regarding certain tax matters.

21.0	Subsidiaries of American:

American National Bank and Trust Company
(chartered under the laws of the United States)

AMNB Statutory Trust I
(a Delaware Statutory Trust)

Exhibit No.	Description of Exhibit

23.1	Consent of Yount, Hyde & Barbour, P.C., as accountants for American.

23.2	Consent of Dixon Hughes PLLC, as accountants for MidCarolina.

23.3	Consent of LeClairRyan (included as part of Exhibit 5.0).

99.1	Form of proxy card of American.

99.2	Form of proxy card of MidCarolina.

99.3	Consent of Keefe, Bruyette & Woods, Inc.

99.4	Consent of Stifel, Nicolaus & Company, Incorporated.

99.5	Consent of F. D. Hornaday III, John H. Love and Robert A. Ward.

(b)	Financial Statement Schedules.

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Danville, Commonwealth of Virginia on February 9, 2011.

AMERICAN NATIONAL BANKSHARES, INC.

By:	/s/ CHARLES H. MAJORS
Charles H. Majors
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Charles H. Majors and William W. Traynham, and each of them singly, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments or post-effective amendments to this registration statement, hereby ratifying and confirming such person’s signature as it may be signed by said attorneys to any and all amendments.

Signature	Capacity	Date

/s/ CHARLES H. MAJORS Charles H. Majors	President, Chief Executive Officer and Director (principal executive officer)	February 9, 2011

/s/ FRED A. BLAIR Fred A. Blair	Director	February 9, 2011

/s/ FRANK C. CRIST, JR. Frank C. Crist, Jr.	Director	February 9, 2011

/s/ BEN J. DAVENPORT, JR. Ben J. Davenport, Jr.	Director	February 9, 2011

/s/ H. DAN DAVIS H. Dan Davis	Director	February 9, 2011

Signature	Capacity	Date

/s/ MICHAEL P. HALEY Michael P. Haley	Director	February 9, 2011

/s/ CHARLES S. HARRIS Charles S. Harris	Director	February 9, 2011

/s/ LESTER A. HUDSON, JR. Lester A. Hudson, Jr.	Director	February 9, 2011

/s/ E. BUDGE KENT, JR. E. Budge Kent, Jr.	Director	February 9, 2011

/s/ FRANKLIN W. MADDUX Franklin W. Maddux	Director	February 9, 2011

/s/ MARTHA W. MEDLEY Martha W. Medley	Director	February 9, 2011

/s/ CLAUDE B. OWEN, JR. Claude B. Owen, Jr.	Director	February 9, 2011

/s/ DAN M. PLEASANT Dan M. Pleasant	Director	February 9, 2011

/s/ WILLIAM W. TRAYNHAM William W. Traynham	Senior Vice President and Chief Financial Officer (principal financial officer)	February 9, 2011